1-15232

P.E. 4-30-02

02032316

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

SUEZ

Paris, April 26, 2002

Press release

Ordinary and Extraordinary Annual General Meetings of Shareholders and meeting of the Board of Directors of SUEZ

Friday, April 26, 2002

1. Ordinary and Extraordinary General Meetings

The Ordinary and Extraordinary General Meetings of SUEZ Shareholders met Friday, April 26, 2002, chaired by Gérard Mestrallet, Chairman and Chief Executive Officer, to hear the report of the Board of Directors on the Group's activities for the past year. The meetings approved the Group's financial statements and results and established the net dividend for the year 2001 at EUR 0.71, to which is added a French tax credit of EUR 0.355.

The dividend will be paid May 2, 2002.

The Shareholders' Meetings took the following decisions, among others:

- to amend company statutes in order to bring them into line with the Law of May 15, 2001 concerning New Economic Regulations;
- to elect Mr. Jean-Jacques Salane[1] as Director;
  Mr. Salane is Chairman of the French Supervisory Board of Spring Funds[2].
  This election brings the number of Directors to sixteen and reflects the desire of SUEZ to involve and associate all Group employees with its major strategic orientations.

SUEZ is a pace-setter in corporate governance issues and has published a Director's Charter which was adopted by the Board of Directors on January 9, 2002. This Charter was established to ensure full effectiveness of each Director's contribution, consistent with the standards of independent judgment, ethics, and integrity they are expected to observe.

---

[1] Currently, Jean-Jacques Salane is Chairman of the French Supervisory Board of Spring Funds. He began his career with Lyonnaise des Eaux in 1972 and served as Secretary to the workers' council of Lyonnaise des Eaux Biarritz from 1980 through 1996. From 1990 through 1996 he attended Lyonnaise des Eaux Board of Directors, representing that company's workers' council. Since 1996, he has served as union representative on SUEZ workers' council, union representative to the Lyonnaise des Eaux workers' council, and union representative to the Biarritz workers' council.

[2] Main investment funds which manage all SUEZ shares acquired by SUEZ employees through the company's employee stock ownership program, Spring.

2. Board of Directors

- The Board of Directors unanimously approved the appointment of Mr. Félix G. Rohatyn as member of the Group's Audit Committee.
  At its March 5 meeting, the Audit Committee considered the strengthening of its role and, to this end, contemplated increasing its membership from three to four. The Audit Committee is now made up of: Mr. Jean Peyrelevade (Chairman), Mr. Gerhard Cromme, Mr. Lucien Douroux, and Mr. Félix G. Rohatyn.

- The Board of Directors decided to choose in favor cumulating the functions of Chief Executive Officer and Chairman of the Board of Directors.

  Consequently, the Board decided to maintain Mr. Gérard Mestrallet in his functions as Chairman and Chief Executive Officer, thereby confirming his appointment made in conjunction with the Board's decisions at its meeting May 4, 2001.

The Shareholders' Meetings were attended by 1800 persons and was transmitted live on Internet. The video retransmission will be available on Internet for a period of three months.

SUEZ is a global services group and leader in Energy, Water, and Waste Services. The Group has a staff of 190,000 employees in 130 countries. It generated EUR 42.4 billion in revenues in 2001, 54.6% of which originated outside the Group's domestic markets of France and Belgium.

SUEZ is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges. It is the only name from its sector represented on every major international index: MSCI Europe (Morgan Stanley Index), FTSE Eurotop 100, Eurostoxx 50 and the CAC 40.

According to the World Investment Report 2001 (United Nations Conference on Trade and Development - UNCTAD), SUEZ is ranked 19th in the world among companies with the greatest international presence, and 2nd among French companies so listed.

Press contacts:
Antoine Lenoir: (331) 4006 6650

Financial analyst contact:
Frédéric Michelland: (331) 4006 6635

For Belgium:
Guy Dellicour: 00 322 507 02 77

This release is also available on Internet: http://www.suez.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : April 26, 2002

By: Senior Vice President -- General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this report that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management's views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

2001

Annual report →



content

SUEZ

OUR MISSION

"Delivering the essentials of life"

OUR BUSINESS

"Innovate, design, bring on line, and operate networks and systems in the fields of Energy, Water, Waste Services, and Communications"

[illegible]

"A global services Group, active in promoting sustainable development, providing global solutions in Energy, Water and Waste Services for businesses, individuals, and municipalities"

TOTAL REVENUES

[illegible]

YEAR 2001
ORGANIC GROWTH

[illegible]

INTERNATIONAL
Outside France and Belgium.

[illegible]

[illegible]

OF REVENUES GENERATED INTERNATIONALLY
Outside France and Belgium.

* Excluding energy trading.



With EUR 2 billion in net income for 2001, SUEZ ranks second in terms of earnings among French industrial and commercial enterprises.

Against the background of a very difficult economic environment, SUEZ's business model has performed well and proven its worth. This is true, whether judged by:

REVENUE GROWTH

Revenues amounted to EUR 42.4 billion, up 22.4% over the previous year. The Group's three global businesses, Energy, Water, and Waste Services, which together account for 98% of the Group's revenues, produced growth figures in double-digits, largely thanks to organic growth which accounted for a 7.1% increase in revenues.

INTERNATIONAL EXPANSION

International expansion, i.e. from activity outside France and Belgium, grew substantially, rising +20.7% and representing 50.7% of total revenues, excluding energy trading.

COMMERCIAL DYNAMISM

A record was set in 2001 for contracts from industrial customers, with agreements from Danone, Saab, Airbus, IBM, Aventis-Pharma, Rhodia, and BOC. Industry customers now account for 50% of Group revenues.

Fine successes were also registered in municipal services to such cities as Milan, Sanya, Yangzu, Bristol, Madrid, Noumea, and Barcelona.

OR PROFITABILITY

Revenue growth was accompanied by a strong increase in profitability. Net current income for the Group's global businesses rose 12.5% to EUR 1.15 billion.

A sound financial base, commensurate with the Group's growth ambitions, underpins our activities. We are the only group in our sector in France whose long-term debt is rated A by the two major rating agencies. Our debt remains stable and well-balanced at the June 30, 2001 level.





Gérard Mestrallet
Chairman and Chief Executive Officer

These figures demonstrate we have our growth under control while generating strong cash flow (EUR 5 billion) and maintaining a solid, healthy balance sheet with stable indebtedness at reasonable levels.

With such results, we are able to continue to increase our dividend. Sustained growth, strong commercial dynamism, and confirmed objectives, the Group's performance in 2001 demonstrated the ability of the SUEZ business model to generate disciplined and profitable growth, thanks to reliable growth engines, sound fundamentals, and a competitive advantage over our rivals.

SINCE 1997, SUEZ HAS BUILT AN ORIGINAL BUSINESS MODEL

What is the essence of this model?

A Group positioned in three, high-growth potential global businesses (Energy, Water, and Waste Services), acquiring unique leadership positions on the international market, combining physical assets and services, developing an integrated, disciplined global approach that applies strict profit criteria, while affirming strongly-held, sustainable growth convictions. It is a high-performance business model based on a determined effort to enhance genuine shareholder value.

Until now, thanks to its balanced blend of businesses and geographic coverage, SUEZ proved its value as a defensive stock. Today, it demonstrates it is a growth stock because:

- of the Group's capacity to exploit its positions in its global businesses and to seize every opportunity for profitable growth;
- of its businesses' ongoing capacity to meet demand and anticipate opportunities for new services thanks to a knack for taking advantage of new innovations.

In Energy, through Tractebel, SUEZ is one of the world's leading private enterprises combining some unique competitive advantages.
In Europe we have bolstered our highly flexible, high-performance production base as well as our commercial presence in major consumer centers, particularly in France. We have also established Europe's n° 1 energy services activity.
Internationally, we continue to integrate our electricity generating, trading, and sales activities alongside our natural gas capacity and North American energy services activities, plus expanding in liquefied natural gas (LNG).

As world leader in water-related services, Ondeo posts commercial successes in every segment of its activity. The year 2001 saw strong commercial breakthroughs in China (Shanghai Spark), Germany (Schwerin), Mexico (San Luis Potosi), and in Ireland (Cork), as well as sustained growth in the United States where Ondeo Services bolstered its portfolio of activities where it is the most international player.
In the industrial customer segment, Ondeo Nalco posted overall growth of 15% and strengthened its oil industry activity.
Finally, in water treatment process engineering, Ondeo Degrémont showed outstanding commercial dynamism, with a 40% upswing in orders and a 30% increase in international market share.

In Waste Services, SITA is fortifying its European leadership position, strengthening in waste treatment and recovery and accelerating its outreach to industrial customers. A highlight of 2001 in this regard was its successful introduction to the U.S. market for hazardous industrial waste treatment.
These results well illustrate the positive impact of the Group's dual growth leverage strategy: a focus on local public authority concessions and industrial customer contracts.
Our range of services to industrial and service sector customers is now complete, and unique in Europe: these include technical specialties (chemical water treatment, plant operation and maintenance, and process engineering), onsite services (facilities management, utilities outsourcing) and offsite services (supply of electricity, natural gas, industrial process water, and waste collection and disposal).
Suez Industrial Solutions (SIS), a specially-created, dynamic and highly reactive organization, supports business development and the delivery of these services. Within each global business an equivalent unit coordinates at the Division level.
The system provides a major competitive advantage, with high promise for future developments, thanks to its rapid mobilization of the entire Group, its reactivity and resulting successes.
In the municipal services segment, SUEZ expertise has gained from over 100 years of experience.
Our Group has been forthright in implementing a two-front approach: important commercial initiatives combined with careful control of expenses on the one hand; development of a top-performing, more innovative organization, along with an unflagging quest for synergy between businesses, on the other.

What are our prospects and our goals?

2002 is expected to confirm our global businesses' further advance.
Our priorities are clear: to improve profitability, consolidate our international leadership, increase synergy between businesses, develop organic growth, particularly in the industry services sector, and strengthen the quality of our services to municipal and industrial customers.
We are confident in our future.



What is our vision?

In 1859, the personnel of Compagnie Universelle du Canal Maritime de Suez marshaled their know-how, technological innovativeness, capital, and public and private partners to succeed at last in opening a great passage between East and West.
Achieving this dream not only required a new concept of construction site organization, building veritable urban centers with basic infrastructure, and creative financial engineering solutions, it also required lots of daring, determination, and vision.
Today, SUEZ is active in over 130 countries as a global services Group, one of the world's leading players in energy and a world leader in water and waste services.
In a sense, it is returning to its past.
Our personnel harnesses the most modern means, the most effective technologies, and the most innovative financing structures to deliver the essentials of life to businesses as well as to millions of men and women throughout the world. Our motive is to become more efficient and exemplify greater solidarity. We manage water systems for the largest metropolitan areas in the world, participate in major electricity and natural gas networks in Europe and North and South America. In large industrial centers and the poorest neighborhoods on the planet, we imagine, design, finance, and operate the best-suited solutions. We mobilize large international institutions to achieve a rapid response to the challenge of providing water for everyone.
Delivering energy and water, and disposing of waste: our businesses are at the heart of the great challenges facing mankind today. We are a committed player, responsible because we are competitive and profitable.
Our personnel is proud of this daily mission: serving the interests of our customers.



Gérard Mestrallet

GROUP BUSINESSES AT A GLANCE

BUSINESS

ENERGY

Tractebel

Tractebel (100%)
(at 13/02/2002)

- Energy supply (electricity and natural gas) and related services (all industrial phases)
- Onsite services
  - supply
  - operation and maintenance
  - technical maintenance
- Plant design and construction
- Engineering

WATER

ONDEO

Ondeo (100%)

- Water management and wastewater treatment
- Water treatment process engineering
- Chemical water treatment and associated services
- Management of entire industrial process water cycle

WASTE SERVICES

SITA

SITA (100%)

- Waste collection, sorting, recycling, processing, bio-recycling, waste-to-energy conversion, and landfill disposal of residential and industrial waste
- Municipal and industrial waste services

COMMUNICATIONS

- **TV media:** M6 (37.88%), Paris Première (93.38%), TPS (*la Télévision Par Satellite* – digital satellite TV, 25.0% directly and 9.5% via M6)
- **Broadband distribution:** Noos (50.10%), Coditel (79.1%), FirstMark Communications France (19%), Codenet (99.52%)
- Suez Nov Invest (100%)

KEY FACTS & FIGURES

BUSINESS STRATEGY

- **EUR 26.4 billion** in revenues in 2001
- One of the **world's top 10** independent electricity producers
- **European leader** in energy and industry services
- Market presence in over **100 countries**
- Over **50,000 MW** installed electricity capacity*
- Natural gas transmission network on **3 continents**

- Implement a "smart-play" strategy, utilizing specific advantages:
  - carry out a marketing approach based on increasing sales while maintaining assets
  - maximize synergy between electricity and natural gas and develop energy systems positions
  - maximize synergy between energy and services to offer customers additional services to meet their energy needs (multi-site, multi-energy & multi-service offerings)
  - strengthen its position as a low-cost producer equipped with high-performance and flexible production facilities
  - expand global presence, focusing on 3 key markets: Europe, the Southern Cone of South America, and the U.S. and Canada
- Continue to emphasize factors which contribute to profitable growth

- **EUR 10.1 billion** in revenues in 2001
- **N°1 worldwide** in water-related services
- **115 million customers** provided with water and wastewater treatment services
- **60,000 industrial customers**
- **10,000** water treatment **plants**
- Active in more than **130 countries**

- Consolidate global leadership in water services to municipal, individual, and industrial users:
  - proficient water resource management throughout the entire water cycle
  - delegated management of public services for major metropolitan areas
  - water treatment technologies

- **EUR 5.3 billion** in revenues in 2001
- **A world leader** in managing waste
- Serving more than **74 million people** and **350,000 industrial and commercial customers**
- Market presence in more than **30 countries**
- **34 million** tons of waste collected and **50 million** tons of waste processed
- **218** sorting centers, **112** composting plants, **58** incinerators and **251** landfills

- Develop waste treatment activities in countries where the Division already collects waste while increasing the revenue contribution of treatment activity to Division revenues
- Consolidate leadership in Europe and continue to expand in growth markets where the Group seeks critical mass

OTHER SUBSIDIARIES AND AFFILIATES

Fortis B (10.6%), SI Finance (100%)

* *Total capacity installed or in development in the plants in which the Group holds an interest.*

A GLOBAL SERVICES GROUP



Energy
Water
Waste Services

2001 FINANCIAL HIGHLIGHTS

"2001 was a good year for SUEZ, with results meeting our medium-term objectives. The year's economic difficulties revealed the soundness of our five year-old business model which performed well, fulfilled its promise and, with its grounding in Sustainable Development, delivers broad, long-term benefits. The successful performance of our business model derives from the fundamental and essential nature of our businesses, to their broad geographic scope, and to our market leadership in each of our three businesses.
Based on our strong international presence, rigorous and selective investment policy, we expect SUEZ to continue its growth in 2002. Since its creation, the Group has sharply focused its organizational structure, and in a sharply changing environment, we will continue to adapt. Our 2002 priorities are clear: continue to improve profitability, consolidate our international leadership positions, increase synergy between our businesses, expand organic growth, particularly in industrial customer services, and bolster our product and services offerings to municipal and industrial customers."
Gérard Mestrallet

Strong growth in our three global businesses

Consolidated Group revenues*
(in EUR billions)



29.0
31.4
31.5
33.9
38.5
59%
68%
75%
100%
100%
97
98
99
00
01
Global businesses
Others

The growth in global businesses revenues confirms the validity of SUEZ's unique choice of business model in 1997.

Revenues by geographic area*



Asia-Oceania 5% (+29.0%)
Africa-Middle East 2% (+4.6%)
South America 8% (+11.0%)
North America 11% (+26.5%)
France and Belgium 50% (+6.8%)
Other European countries 24% (+21.3%)

International business activity (outside France and Belgium, and excluding energy trading) increased sharply **(+20.7%)** and represented **50%** of Group revenues.

The Group's **(+7.1%)** organic growth demonstrates its global businesses' strong commercial dynamic, particularly in services to industrial customers which accounts for over 50% of Group revenues. The pace of organic growth recorded in 2001 was close to the 7.6% average registered over the past three years, thus confirming the structural soundness of the Group's growth engines. It also demonstrates our businesses capacity to respond in an ongoing way to demand and anticipate new services, thanks to breakthroughs in innovation. Selective acquisitions, such as GTI, Axima Winterthur (formerly Sulzer Infra), Teris LLC, Frazier International, and ONES, focusing on strengthened service offerings for industrial customers, produced externally-generated growth of **(+6.7%)**.

Sustained expansion of business activity based largely on organic growth

In a weakened and unstable business environment, the Group's 2001 results demonstrate its capacity to leverage the market positions of its global businesses and to seize every opportunity for profitable growth.
Revenues surpassed EUR 42.4 billion (including energy trading), an increase of **22.4%** over 2000, or **+13.4%** excluding energy trading.

** Excluding energy trading.*

Revenue trend
of global businesses
(in EUR billions)
Organic growth: +7.1%*
External growth: +6.7%*



+19.0%
22.5
18.9
+7.8%
10.1
9.4
+5.1%
5.3
5.0
00 01
Energy
00 01
Water
00 01
Waste Services

Clear improvement in income

Segment profit (Ebitda)
of global businesses: EUR 7.5 billion
(+8%) (in EUR billions)



+9.4%
4.3
4.0
+7.4%
2.3
2.1
+2.4%
0.8
0.8
00 01
Energy
00 01
Water
00 01
Waste Services

Net current income
(in EUR billions)


+12.5%
1.15
1.03
0.62
0.47
0.40
97
98
99
00
01

Double-digit growth in net current income of global businesses: +12.5%
(in EUR millions)


+13.7%
819
720
+12.0%
226
253
+3.0%
80
83
00 01
Energy
00 01
Water
00 01
Waste Services

Net current income from global businesses rose **12.5%**. The increase was particularly strong in Energy where Tractebel Electricity & Gas International more than compensated for a slight drop in Electrabel results due to electricity rate reductions. In the Water sector, net current income growth was influenced by the recovery of Ondeo Degrémont and by Ondeo Nalco's expansion and productivity gains. Waste Services' weaker increase stems from a decline in waste paper prices in Europe and in U.K. landfill disposal rates.

Cash flow of global businesses
(in EUR billions)


+11.6%
5.0
4.5
3.7
3.3
3.2
97
98
99
00
01

Growth with lower capital consumption

Total investment: EUR 7.8 billion
(in EUR billions)


19.4
3.7
15.7
12.2
4.6
7.6
10.9
3.2
7.7
7.8
4.4
3.4
3.2
3.1
2.6
3.5
98
99
00
01
Divestitures
Acquisitions
Capital expenditure

Cash flow from global businesses increased **+11.6%** over the 2000 figure, to EUR 5 billion, enough to generate EUR 3 billion in annual free cash flow after maintenance capital expenditures.

Total Group investments declined to EUR 7.8 billion in 2001 from EUR 12.2 billion in 2000, due to the Group's emphasis on organic growth. Meanwhile, the Group continued its policy of selling non-strategic assets whose market value was over EUR 8 billion on December 31, 2001.

Net income
(in EUR billions)


+8.7%
2.09
1.92
1.45
1.00
0.61
97
98
99
00
01

Renewed increase in net income per share and dividend growth
(in EUR)


2.12
2.01
1.89
1.48
0.98
0.71
0.66
0.60
0.54
0.46
97
98
99
00
01
Net dividend
Net income per share

Exceptional income (net of taxes and excluding minority interests) was EUR 895 million, compared with EUR 510 million in 2000. Total net income amounted to EUR 2.087 billion, up **8.7%** from 2000.

A net dividend of EUR 0.71 per share (compared with EUR 0.66 per share in 2000) will be recommended at the Shareholders' General Meeting held April 26, 2002. This represents a **7.6%** increase over the 2000 dividend and a total dividend per share after the French tax credit of EUR 1.065.

A May 15, 2001 five-for-one stock split made the SUEZ share accessible to a larger number of individual shareholders.

CORPORATE GOVERNANCE STANDARDS STRENGTHENED IN 2001

In the interest of its shareholders, and in accordance with its founding values, SUEZ is keenly aware of the need to practice responsible principles of corporate governance. In 2001, in this connection, the Group strengthened its means to achieve greater transparency of the information it communicates and to promote smoother functioning of its corporate decision-making bodies.

In 1997, at the time of the merger between SUEZ and Lyonnaise des Eaux, the Group adopted an Executive Board and Supervisory Board corporate structure as the best means to integrate the two establishments.

With the successful completion of that process, the May 4, 2001 Annual General Meeting adopted a Board of Directors corporate structure by which the company's corporate governance standards were further strengthened.

Fifteen directors were thus elected to the Board for four-year terms:

- Three directors had been members of the Executive Board: Philippe Brongniart, François Jaclot and Gérard Mestrallet;
- Ten directors were chosen from among Supervisory Board members: Gerhard Cromme, Etienne Davignon, Paul Desmarais Jr, Lucien Douroux, Albert Frère, Jean Gandois, Jacques Lagarde, Anne Lauvergeon, Jean Peyrelevade and José Vilarasau;
- Two directors were chosen from outside the Group: Felix G. Rohatyn and Lord Simon of Highbury.

Today, the SUEZ Board of Directors is one of the most international in Europe, with seven non-French members and one member with dual French and American citizenship. The Board will count sixteen members after the General Meeting (April 26, 2002), among which five are "independent."*

By law, each member of the Board is required to own at least 2,000 company shares with a par value of 2 euros.

In 2001, the Board of Directors has allocated a total of 600,000 euros to be paid in Directors' fees.

* By "independent member" is meant "a member who is independent of company management insofar as he (or she) does not maintain any relationship with either the company or its group that is liable to compromise the incumbent's impartiality" (Source: Second Viénot Report).





• **Jérôme Monod**
Honorary Chairman

BOARD OF DIRECTORS

• **Gérard Mestrallet**
Chairman and Chief Executive Officer,
(53), French citizen,
Chairman, Business Strategy Committee.

• **Jean Gandois**
Vice Chairman, Honorary Chairman of MEDEF,
(71), French citizen,
Chairman, Compensation and Appointments Committee,
Vice Chairman, Business Strategy Committee.

• **Albert Frère**
Vice Chairman,
Chairman of Groupe Bruxelles Lambert (Belgium),
(76), Belgian citizen,
Member, Business Strategy Committee.

• **Philippe Brongniart**
Director, Senior Executive Vice President,
(63), French citizen,
Member, Ethics, Environment
and Sustainable Development Committee.

• **François Jaclot**
Director, Senior Executive Vice President,
(52), French citizen.

• **Gerhard Cromme***
Director, Chairman of the Supervisory Board
of ThyssenKrupp AG (Germany),
(59), German citizen,
Member, Audit and Compensation
and Appointments Committees.

• **Etienne Davignon**
Director,
Vice Chairman, Société Générale de Belgique,
(69), Belgian citizen,
Member, Ethics, Environment
and Sustainable Development and Compensation
and Appointments Committees.

• **Paul Desmarais Jr**
Director, Chairman of the Board
and Co-Chief Executive, Power Corporation of Canada,
(47), Canadian citizen,
Member, Compensation and Appointments Committee.

• **Lucien Douroux**
Director,
Chairman, Banque de Gestion Privée Indosuez,
(68), French citizen,
Member, Business Strategy and Audit Committees.

• **Jacques Lagarde***
Director,
Advisor to the Chairman of Braun GmbH (Germany),
(63), dual French and American citizenship,
Chairman, Ethics, Environment
and Sustainable Development Committee and Member,
Business Strategy Committee.

• **Anne Lauvergeon**
Director, Chairwoman, Executive Board, Areva,
(42), French citizen,
Member, Business Strategy and Ethics, Environment
and Sustainable Development Committees.

• **Jean Peyrelevade***
Director, Chairman, Crédit Lyonnais,
(62), French citizen,
Chairman, Audit Committee and Member,
Business Strategy Committee.

• **Félix G. Rohatyn***
Director,
Member of the Council on Foreign Relations,
Former United States Ambassador to France,
(73), American citizen.

• **Jean-Jacques Salane****
Director,
Chairman of Company Unit Trust "Spring multiple 2000"
and "Spring classique 2000", employee representative.
(49) French citizen.

• **Lord Simon of Highbury***
Director,
Former Minister of State, former European Minister of Trade
and Competition in the cabinet of Prime Minister Tony Blair,
(62), British nationality.

• **José Vilarasau**
Director, Chairman, Caja de Ahorros
y Pensiones de Barcelona "la CAIXA,"
(71), Spanish citizen.

Patrick Billioud
Secretary to the Board of Directors

** Independent member.*
*** Nomination proposed at the General Meeting of April 26, 2002.*
NB : More detailed information on the background of Board members is found on page 166.



THE FOUR BOARD COMMITTEES

At its first meeting, on May 4, 2001, the SUEZ Board of Directors established four Board Committees which previously had functioned as Supervisory Board Committees:

The Business Strategy Committee, through its analyses and discussions, is responsible for clarifying the Group's strategic objectives submitted for Board consideration. It is composed of seven members:
Gérard Mestrallet (Chairman), Jean Gandois (Vice Chairman), Lucien Douroux, Albert Frère, Jacques Lagarde, Anne Lauvergeon and Jean Peyrelevade.

The Audit Committee performs two main functions. The first is, for the Board's benefit, to examine in detail the Group's half-year and yearly financial statements and to elucidate their content and public presentation. The second is to review internal and external control procedures to ensure that all areas of risk are covered in an appropriate manner. The Audit Committee may also review specific problems on a case-by-case basis.
The Committee is made up of three members:
Jean Peyrelevade (Chairman), Gerhard Cromme and Lucien Douroux.

The Ethics, Environment and Sustainable Development Committee oversees compliance with the shared individual and collective values on which the Group's actions are based and the rules of conduct that each employee is asked to observe. It also studies ways and means to achieve the Group's ambitious environmental objectives and fulfill its commitment to sustainable development.

It has four members: Jacques Lagarde (Chairman), Philippe Brongniart, Etienne Davignon and Anne Lauvergeon. Sir Frederick Holliday, Chairman and CEO of Northumbrian Water Group, is a permanent invited guest.

The Compensation and Appointments Committee submits recommendations to the Board regarding the appointment and compensation of Board members and is consulted on appointments to Group executive management positions as well as on the compensation of directors and executive management of the lead companies of the Group's operating divisions.
The Committee is made up of four members: Jean Gandois (Chairman), Gerhard Cromme, Etienne Davignon and Paul Desmarais, Jr.
In his capacity as Chairman and CEO, Gérard Mestrallet attends Committee meetings (except when questions are discussed relating to him).

The reports of these Committees may be found on page 172.

In May 2001, the Board of Directors reaffirmed its attachment to the principles of corporate governance by adopting an internal organization and functioning guideline; in January 2002 a Directors' Charter was adopted (see enclosed documents at the end of the Annual Report). These documents provide the Group the ways and means to operate efficiently for the company's benefit and that of its shareholders. They also lay out clearly the duties and responsibilities of the Directors. A Financial Officers' Charter, published in 2002, provides a framework for the Group's relations with its shareholders and investors.

From left to right and from top to bottom: G. Mestrallet, P. Brongniart, F. Jaclot, J.-P. Hansen, G. Payen, Y.-T. de Silguy, J. Petry, P. Buffet, J. Tolot, V. Bernis, T. Chambolle, P. de Margerie, C. Morin-Postel







MANAGEMENT COMMITTEE

- **Gérard Mestrallet**
  Chairman and Chief Executive Officer

- **Philippe Brongniart**
  Director and Senior Executive Vice President
  in charge of Group Synergy

- **François Jaclot**
  Director and Senior Executive Vice President
  in charge of Finance, Information Systems
  and the Communications Division

- **Jean-Pierre Hansen**
  Senior Executive Vice President
  Chairman,
  General Management Committee, Tractebel

- **Gérard Payen***
  Senior Executive Vice President
  in charge of Relations with Institutional Water-related Organizations
  and all actions related to "Bridging the Water Divide"

- **Yves-Thibault de Silguy***
  Senior Executive Vice President
  in charge of International Affairs,
  Institutional Relations
  and European Affairs

- **Jacques Petry***
  Senior Executive Vice President
  Chairman and Chief Executive Officer, Ondeo

- **Patrick Buffet**
  Senior Executive Vice President
  in charge of Business Strategy,
  Development and Acquisitions

- **Jérôme Tolot***
  Executive Vice President
  Chairman and Chief Executive Officer, SITA





EXECUTIVE COMMITTEE

An Executive Committee has been named to support and advise the Chairman and Chief Executive Officer. It consists of the nine members of the Management Committee plus the following four officers:

- **Valérie Bernis**
  Executive Vice President,
  in charge of Communications

- **Thierry Chambolle**
  Senior Vice President, in charge of Innovation

- **Philippe de Margerie**
  General Secretary

- **Christine Morin-Postel**
  Executive Vice President,
  in charge of Group Human Resources



** As of February 5, 2002.*



A COMPLETE, REGULAR FLOW OF INFORMATION

Information is available to every shareholder on request, either through the toll-free number or via Internet (annual and semi-annual reports and brochures on Group business activities, innovation, and the environment report).

SHAREHOLDER EXCHANGES

In 2001, through eight different meetings, SUEZ presented the Group to a great number of shareholders. Each year in Paris and in the French provinces, a score of field visits and a dozen stock market and Internet workshops are held. Following each such meeting, a special magazine is published as an introduction to Group subsidiaries in the region. SUEZ also participates each year in various investor trade shows, such as "Actionaria" 2001.

CULTURAL ACTIVITIES

When SUEZ sponsors an exhibition or when a subsidiary such as Elyo or Culture Espaces manages a museum or a site, for example, the Group's shareholders are naturally invited. Over the past three years, a large number of shareholders have been invited to such exhibitions as Monet's *Nymphéas, Le Temps, Vite* at Paris's Beaubourg Museum, the Schlumpf Museum in Mulhouse, the *Cézanne au fil de l'eau* exhibit in Aix-en-Provence, *les Primitifs italiens* at Paris' Musée Jacquemart-André, the Musée Guimet in Paris, and Océanopolis in Brest.

THE NEW HEADQUARTERS BUILDING AND INNOVATION

With the Group's February 2001 arrival at its new headquarters building at 16, rue de la Ville l'Evêque (Paris, France), a series of shareholder lectures took place in the new building's over 140-seat auditorium. The first lecture was on "Water Resources", and the second covered "Innovation in the Group". A "Second Level Stock Market Course" was also presented which, to satisfy all requests, has now become a new learning module offered in conjunction with the "Beginners' Stock Market Course".

THE SHAREHOLDERS' ADVISORY COMMITTEE

The role of the Shareholders' Advisory Committee, composed of French and Belgian shareholder representatives, is to contribute to improving the means of communication used to inform individual shareholders. Its members represent all individual shareholders, helping the Group to have a more accurate impression of its image in the eyes of its shareholders, thus permitting it to respond better to their expectations.
At the Committee's last meeting, September 13, 2001, seven task forces were set up to work in this direction.
Beyond its task force meetings, the Advisory Committee meets three times a year, at the presentation of the Group's annual and semi-annual accounts and at the time of the Annual General Meeting.
The work of SUEZ with its successive Shareholder Advisory Committees has been recognized. In 1998, the Group was awarded the prize for the Best Shareholder Relations, in connection with the Prix Cristal, the Golden Thread prize for the best dedicated Internet site (awarded by the French investor magazine *La Vie Financière*), and finally, in 2000, the award for the Best Annual Report.
To become a candidate for membership when an opening on the Shareholders' Advisory Committee occurs simply send a letter to SUEZ Headquarters, attention: Shareholder Relations Service, giving your name, address, telephone number, occupation and reason for interest. Candidate selections are made to be as representative as possible of SUEZ shareholders in general, from the professional, socio-cultural, and geographic perspectives. Members must also be Internet-literate to facilitate communication between them in relation to task force work.

Among the themes covered by the task forces are: "Group Observation Post" (corporate and financial advertising, brand image, Annual General Meeting), Shareholder Club activities, Annual Report, Semi-annual Report, Internet site, Shareholder Newsletter, and Shareholder Guide. Every year the recording secretaries of each task force present a summary report on each task force's work and recommendations.

SUEZ SHAREHOLDERS' CLUB

The SUEZ Shareholders' Club is a place for exchange of information and dialogue; its objective is to keep members informed of SUEZ developments and to note in return members' preferences in terms of communication. Club members receive five Shareholder Newsletters a year which, in addition to the latest Group news, present detailed articles on each Group business.
Lectures on these businesses and on cross-disciplinary issues have been organized to perfect shareholders' understanding Group activities.
The SUEZ Shareholders' Club also makes available specialized training to its members. Beginner and more advanced self-improvement modules have been developed to open shareholders to the worlds of the stock market and Internet.

DEMINOR

SUEZ appointed Deminor Rating to perform an audit and an assessment of the current Corporate Governance principles and practices. SUEZ has received a rating of 8 over 10 points. Specific grades were also given on the following issues :

- Rights and Duties of Shareholders 8,0
- Commitment to Shareholder Value 8,0
- Corporate Governance Disclosure 8,5
- Board Structure and Functioning 8,0

SHAREHOLDERS' DIARY

- Dividend payment: May 2, 2002
- Semi-annual accounts 2002: September 5, 2002
- Annual accounts 2002: March 6, 2003
- Annual General Meeting: April 25, 2003
- Semi-annual accounts 2003: September 4, 2003

TO CONTACT SHAREHOLDER RELATIONS DIRECTLY

In the U.S.
Citibank Shareholder Services
Shareholder Service Representatives are available Monday through Friday, 8:30 am to 6:00 pm Eastern Time.
Call toll-free at 1-877-CITI-ADR (248-4237)
Address: Citibank Shareholder Services - PO Box 2502 - Jersey City - NJ 07303-2502 - USA

In France
SUEZ - Individual Shareholder Relations Service
Rita Rio - 16, rue de la Ville l'Evêque - 75008 Paris

In Belgium
SUEZ Belgium - Guy Dellicour - Rue royale, 30 - B-1000 Brussels

www.suez.com

Breakout of capital by shareholder type



Institutions
85%
Individuals
15%

Breakout of major shareholders representing 26.9% of the share capital at December 2001



Caixa
1.5%
AXA
1.3%
CNP Assurances
1.6%
Sofina
1%
Cogema
2.2%
GBL
7.1%
CDC
2.6%
Employee shareholders
2.7%
Crédit Agricole
3.2%
Treasury/Stock
3.7%

Source: TPI/SICOVAM of 12.31.01 covering shareholders owning at least 100 shares







In keeping with its ethical values, the Group's expertise in its three international businesses, Energy, Water and Waste Services, gives it a global responsibility: to promote sustainable development through its vision, business strategy, management, and activities. For SUEZ, this commitment involves a vision of society: it means fusing its activities in a dynamic that reconciles its economic, social and environmental dimensions.

As a global player, SUEZ fully subscribes to the definition of sustainable development as provided in the Brundtland Report, *Our Common Future:* "Development which meets the needs of the present without compromising the ability of future generations to meet their own." SUEZ has therefore set its sights on becoming a global services group and a truly global problem-solver for energy and environment, ever respectful of the local context and eager to contribute in lasting ways to humanity's development and the quality of life. SUEZ founds its own sustainable growth on a clearly stated determination to meet its economic, social and environmental responsibilities while seeking to achieve the best balance between them. This vocation is reflected in its mission: *Delivering the essentials of life.*

ETHICAL VALUES UNDERPINNING SUSTAINABLE DEVELOPMENT

Ethical values provide the natural underpinnings of the Group's ideals which are put into practice daily. For the individual they are a personal obligation; for SUEZ they are a collective commitment to sustainable development made by the Group on behalf of its customers,

shareholders, personnel, suppliers, and the community as a whole.

Group executives therefore see that straightforward, practical, and concrete information is provided to everyone regarding individual obligations. Training and consciousness-raising exercises are organized, in particular to identify measures and procedures to govern confidential information, commercial practices, internal company relations, and potential conflicts of interest.

Group companies re-enact this same ethics procedure, in particular by drafting their own code of conduct and by appointing Ethics Officers. Their chief executives send the Group Chairman and CEO a compliance letter informing him of their commitments in this regard. Full knowledge of SUEZ's ethical values is provided through the dissemination of documents within and outside the Group, such as:

- the Ethics Charter,
- Business Ethics Statements, by business,
- Group company codes of conduct.

Group ethics guidelines in the social and environmental fields have been compiled in two reference documents, the International Social Charter and the Environmental Charter and have been distributed to all Group employees.

A NEW MEDIUM-TERM "ETHICS AND VALUES" PROGRAM

Whether the issue is a business's ethical values, sustainable development, or social responsibility, these various perspectives converge toward the same objective: ensuring a business's behavior meets its main stakeholders' expectations. By establishing a medium-term "ethics and values" program in 2001, SUEZ demonstrated that it is fully aware of such expectations and of the challenges they represent for the Group's international development. Since separate and distinct operating and staff departments are concerned with SUEZ's economic, social and environmental responsibilities, the main objective of the medium-term program is to organize and coordinate approaches, ensuring they are internally consistent and self-reinforcing. The medium-term program therefore covers the entire range of Group strategic axes, such as shareholder relations, continuous service quality improvement, human resources management, and sustainable development.

FOR MORE INFORMATION ABOUT SUEZ COMMITMENT



www.suez.com



SUEZ is a global services Group delivering the essentials of life. It is also an industrial Group assuming a manifold economic responsibility: creating prosperity, providing adequate investment return for shareholders and, more generally, contributing to economic development in countries where the Group operates.

PROVIDING ONGOING APPRECIATION OF SUEZ SHAREHOLDER INVESTMENTS

The Group's natural vocation is to provide shareholders long-term value and, with the exception of 1999 when the sharp increase in technology, media, and Internet stocks swelled market values, a vocation it has fulfilled completely with its systematic out-performance of the CAC 40. A shareholder who invested in the SUEZ share during the months leading up to the Group's creation in 1997 and who reinvested dividends each year thereafter through the end of 2001 would have enjoyed a return on investment of close to 160%, *meaning an annual rate of return* of 21%.

SUEZ is able to offer this kind of shareholder return thanks in particular to its dividend policy which consists of distributing between 40% and 50% of its consolidated net income, excluding exceptional items, each year. On April 26, 2002, the Board of Directors is recommending that the Annual General Meeting approve a dividend of EUR 0.71 per share (i.e., EUR 1.065 with the French tax credit). The dividend will be paid on May 2.

SHAREHOLDER DATA

A May 15, 2001 five-for-one stock split made the SUEZ share accessible to a larger number of individual shareholders.

	2001 in EUR			
Share price on the last day of the Paris Stock Exchange	34.00	38.90	31.80	208.80
Consolidated net earnings per share	2.12	2.01	1.90	12.42
Net dividend	0.71	0.66	0.60	3.94
Total dividend	1.06	0.99	0.90	5.90
Total yield	3.13%	2.54%	2.83%	

Stock market trend

(base 100 at December 31, 1996)


300
200
100
+130.98%
+99.70%
+53.79%
1997
1998
1999
2000
2001
SUEZ
CAC 40
DJ Utilities Euro

Beyond its responsibility for providing an adequate return on invested capital, the Group is responsible for increasing the SUEZ share's visibility, which is why the Group decided to list its stock on the New York Stock Exchange on September 18, 2001. Even though SUEZ was the first European company to list on the U.S. market after the attacks on the World Trade Center, its share was less volatile than those of many comparable names during the weeks following the offering. In addition, at the end of September, SUEZ saw confirmation of its status as a major European name in its sector with its introduction to the Stoxx 50 index of the 50 most important European listed companies.

EQUITY INDEXES FEATURING THE SUEZ SHARE, AT JANUARY 2, 2002

CAC 40	3.70	10th
Dow Jones Euro Stoxx 50	1.74	25th
Dow Jones Stoxx 50	1.03	40th
Dow Jones Euro Utilities	20.20	2nd
FTSE Eurotop 100	0.824	43rd

Furthermore, SUEZ was chosen for the European index of sustainable development names, the Sam-Dow Jones Sustainability Index Stoxx. This index, introduced October 15, 2001, features European names whose sustainable development performance is in the top 20 percentile.

IMPLEMENTING A LONG-TERM DEVELOPMENT POLICY

Pursuing long-term profitable growth requires, among others, a development model consistent with the major challenges facing the Group businesses. That is why, for the first three years of its new existence, following the 1997 SUEZ/Lyonnaise des Eaux merger, the Group pursued a policy of ambitious, rapid growth through acquisition. The purpose was to establish itself as a world leader in each of its global businesses. Since then, SUEZ has placed greater emphasis on internally-generated growth and on consolidating recent acquisitions. Nevertheless, this has not prevented it from acquiring companies or business activities that strengthened or complemented its skills in its three global businesses.

The Group also seeks to maintain a certain diversity in its financial resources and adapts the currency in which it makes acquisitions to the nature of the investments being financed. Thus, SUEZ financed acquisitions both through debt, the disposal of non-strategic assets (over EUR 14 billion since 1997), and through reliance on its businesses' cash flow generation capacity (EUR 5 billion in 2001).



INNOVATION IS KEY TO THE GROUP'S DEVELOPMENT

To achieve profitable growth in a climate of deregulation, the Group must expand and strengthen its productivity and competitiveness. Innovation is the key to more efficient business performance, as well as to enhanced environmental protection. It facilitates the development of new skills and services, the source of growth and future profits.

Innovation is achieved through technical, commercial, and managerial initiatives all of which entail making the best use of the most recent technological developments. This is why SUEZ invested close to EUR 250 million in R&D in 2001, one of the largest budgets for this purpose in its sector, and filed 52 patents in 2001. SUEZ has provided itself specific tools, such as the Innovation Fund and the Initiative-Innovation Grand Prize Awards, to encourage creativity and innovation within the Group. The Innovation Fund steps in the early stages of innovative projects of strategic importance, including projects that subsidiary companies cannot finance either because the project's payback is longer than Group procedures allow or because the risk they present is too great.

MAJOR INNOVATION FUND PROJECTS FOR 2001

The impact of SUEZ partnership activities

The United Nations launched the Global Compact in July 2000 to encourage and promote good business practices in the areas of human rights, jobs, and the environment. As part of this partnership, SUEZ has committed to evaluate the economic, social, environmental, and health impacts of private investments in depressed neighborhoods. The objective is to clear the way for improvements and to systematize the lessons learned from such experiences to be able to replicate them.

Networks of the future

The Tractebel research center (Laborelec) is studying changes in distribution network operations that will be brought about by more decentralized energy production and increased application of power electronics. The purpose of this research is to be ready for dispersed electricity production and prepare all Energy Division companies for the resulting increase in the number of decentralized production units in the distribution network. Laborelec will highlight the opportunities offered by such changes.

SITA winning over the end-user

SITA has developed an exclusive service that goes over the local government agency, directly to the end-user. The service uses the latest marketing techniques: Customer Relationship Management, web center, and computerized waste collection scheduling.

This project has enabled SITA to offer differentiated services, giving it an undeniable competitive advantage in the waste services market.



In 2001, the Innovation Initiative Trophies distinguished 36 particularly innovative projects out of the total of 190 submitted for jury consideration. Among them were Sensor Watch, presented by Ondeo Nalco, the Distrigaz Codenet integrated telecommunications network, and the continental Europe gas trading hub.

AN ACTIVE RISK MANAGEMENT AND PREVENTION POLICY

Economic responsibility also consists in always being on top of the risks underlying Group activity: to be able to cover them and bring them under control. This is important not only for the potential cost for the Group, but also for that of the community as a whole. In 2001, the consequences of the September 11 events and the crisis in Argentina underscored the importance for a group such as SUEZ to implement a rigorous risk management policy, whatever the nature of the risks involved – operational, political, financial, regulatory, or other – each risk always having a direct and indirect financial consequence. There are four elements to the Group's risk management policy:

- risk factor identification and assessment of associated risks via reporting and internal control instruments;
- risk prevention to reduce the probability of occurrence;
- global financial coverage and risk insurance to mitigate the impact of certain events on SUEZ results. As an example, country risk provisions enabled the Group to absorb most of the impact of the Argentine peso devaluation on Group accounts in 2001;
- special organizational structures and crisis management machinery which facilitate efficient handling of certain potential risk factors. (See Risk Management, page 70.)

INNOVATIVE SOLUTIONS FOR EQUITABLE DEVELOPMENT

For SUEZ, economic responsibility also means the equitable nature the Group seeks for its operations. In the major metropolitan areas of developing countries, the poorest people often represent close to a quarter of the population. These people find themselves excluded from the mainstream because they are cut off from services as essential as water and electricity. Faced with this situation, the Group has had to design innovative solutions that combine involving these people in the actual work of connecting to mains, spreading expenses out over a period of years, and devising a system of sharing financial costs between all customers. Through widespread experimentation, the Group has managed to resolve an apparently insoluble socio-economic problem: among the 46.5 million people served by Ondeo Services in developing countries, 8.7 million low-income people now have access to water services. The bill they pay is much lower than what they paid water dealers. Incorporating these solutions in contracts naturally required looking beyond the company's short-term profit perspective.

By delivering even to the neediest communities services essential to life, the Group also contributes to the economic development of emerging countries. Today, for example, Aguas Argentinas has invested more than USD 1.6 billion in local infrastructure development, while generating 8,000 new jobs among suppliers.



The January 25, 2000 publication of the SUEZ Environmental Charter put an official stamp on the Group's commitment to environmental responsibility. The drafting of the document was based on wide consultation among employees and was approved by the Board of Directors Committee for Ethics, Environment and Sustainable Development. Its final version was distributed to more than 15,000 managers and employees of SUEZ and Group subsidiaries. The Charter requires Group companies to verify that their actions comply with their environmental commitment and, on a yearly basis, to determine steps necessary to ensure such compliance. The Charter also serves to coordinate useful initiatives by Group companies and employees.

SUEZ is committed to preserving the planet's natural heritage and its great eco-systems. In the operations of its three global businesses, the Group is duty bound to limit resource use, energy consumption, and waste production. With the publication in 2001 of its first Environment Report, SUEZ highlighted its businesses' contribution to improving the environment and their efforts to curb the environmental impacts.

MEASURABLE PROGRESS THANKS TO ESTABLISHED MANAGEMENT SYSTEMS

By their very nature, Group businesses have a generally salutary effect on human health and the environment: SUEZ companies supply over 6 billion cubic meters of drinking water each year; 115 million people receive drinking water and sanitation services; 2 billion cubic meters of wastewater are treated; massive reductions have been achieved in water lost from leaks in poorly maintained pipe networks; nearly 10,000 drinking water treatment and water purification plants have been built for municipalities and industry; and close to 50 million tons of solid waste have been treated. Like all human activity, however, these contributions themselves have an impact on the environment and natural resources. Such impacts must everywhere be measured, controlled, and reduced to a minimum in a constant process of improvement and risk prevention.
Since its publication, the SUEZ Environmental Charter requires all operating units to establish an environmental management system based on precise indicators that are measurable and, in some cases, consolidated at the Group level.
The Group has made good progress in drafting environmental policies with measurable objectives. In 2001, the percentage of revenues with environmental objectives was 51%. Targets for 2002 and 2005 are 80% and 95% respectively.

In 2000, 49% of SUEZ revenues were covered by certifiable environmental management systems. Due to changes in Group structure, coverage for 2001 was only 47%, although representing EUR 12.5 billion in revenues covered in 2001 versus EUR 12 billion in 2000.

In connection with this plan, SUEZ has decided to further extend the scope of its management systems: in each of its three businesses an Environment, Quality and Safety function has been created, backed by a network of EQS correspondents in the field. Furthermore, stakeholder sessions are increasingly being held within the various businesses.

In the Energy division, Tractebel subsidiaries' environmental policies focus mainly on combatting climate change, promoting the use of renewable energy sources, highly efficient energy processes, substitute fuels and waste to energy conversion. Electrabel is active in the development of the Seanergy project off the Belgian coast. The project is expected to result in the construction by 2004 of 50 offshore windmills generating 2 MW of power each. The Group also participates in the Prototype Carbon Fund (PCF) to promote the clean development mechanisms called for by the Kyoto Protocol. The Group contributed 5 million euros to this program which was initiated by the World Bank in 1999.

For the Water division, water resource management constitutes one of the major challenges to sustainable development. This point was forcefully brought home by Gérard Mestrallet in his October 26, 2001 call to arms, "Bridging the Water Divide," sent to 1,500 government leaders, legislators, and heads of multi-lateral institutions. His call was both a warning cry and a message of hope about the world's water problem. It reflected a personal commitment by the Chairman and CEO of SUEZ and was inspired by the same thinking that was behind the creation in 2000 of the Water Resources Advisory Committee (WRAC). WRAC is composed of 19 eminent figures from the worlds of water and the environment. Its work involves project analysis from the sustainable development and public and private partnership perspectives. Water resource protection is achieved in three ways: through reduced pipe network leaks, rationalized water use, and recycled wastewater. In 2000, Ondeo treated close to 2 billion cubic meters of wastewater via more than 75,000 kilometers of wastewater networks and over 1,500 sanitation plants. Each day, pollution equivalent to that produced by 17 million people was eliminated.

For the Waste Services division, the challenge is to develop practices which promote sustainable development and optimize waste recovery. 34 million tons of waste were collected and 50 million tons of household and non-hazardous industrial waste were treated. Waste to energy conversion produced 1.5 MWh of electricity which was either used internally or sold via the network.

PROMOTING ECO-EFFICIENCY, AN ENVIRONMENTAL AND ECONOMIC BENEFIT

Operating as they do at the crossroads of economics and the environment, Group companies increasingly incorporate eco-efficiency logic in their approach. In this way, the value of goods and services is related to the environmental impact of their being brought to market. Strengthening the eco-efficiency of a production process involves, for example, concentrating on maximizing long-term renewable resource use and recycling underlying materials. The analysis made gives SUEZ and its partners a new measure by which to evaluate services offered. The approach provides support, in particular for industrial customers, for resolving environmental problems. For instance, in three years Ondeo Degrémont and its partners succeeded in doubling the volume of effluents treated in the Mureaux water treatment plant per kilowatt hour of energy consumed. At Amman, Jordan, Ondeo Services reduced consumption of electricity at its water treatment plant by 6%, saving 560,000 dollars per annum. Eco-efficiency also opens news vistas for innovation; this approach will be extended to the entire Group starting in 2002.

Finally, SUEZ's firm commitment to sustainable development and global responsibility has led the Group to involve itself in various environmental and social partnerships, either through international networks, such as the World Business Council for Sustainable Development, the World Water Council, and the Prince of Wales Business Leaders Forum, or at the local level via non-governmental organizations (NGOs).



The Group's future depends on its human resources, on its ability to empower its personnel, and on responding to market changes. As stated in its International Social Charter, SUEZ aims "to reconcile the necessities of social progress, professional fulfillment for its employees, total quality in customer services and the Group's economic results."

A HUMAN RESOURCES MANAGEMENT ATTENTIVE TO SUEZ ETHICAL VALUES

The Group manages jobs and skills with the goal of favoring its employees' professional and personal fulfillment, and in a manner that helps the Group anticipate changes it will face. In April 2000, it launched SUEZ University, an in-house initiative that provides management training for its 21,000 managers. The University's particular role is to ensure SUEZ managers have a better understanding of the Group, its culture, values, and challenges. Furthermore, in 2000 each employee, all categories combined, received on average 19 hours of training, an endeavor that reflects the Group's commitment to promote the personal development and employability of all employees.

To share the fruits of its development with employees, SUEZ initiated a worldwide employee stock ownership plan called "Spring" which offers all personnel, in countries where the plan is available, the possibility of acquiring SUEZ shares. The program's objectives are to make a significant share of SUEZ equity available to its employees, thereby encouraging pride of association with the Group; making the employee's personal contribution to value creation more tangible by enabling each employee to profit from SUEZ's performance, regardless of country of residence or business; and finally to highlight the Group's cohesiveness around senior management. By the end of 2000, SUEZ had over 70,000 employee-shareholders from 25 countries, who owned directly or indirectly 2.8% of the company.

SUEZ is also concerned with the health and safety of its employees as well as that of others affected by Group activities. Protecting human life is a given for all its businesses. At Group level, a multi-disciplinary task force implements a safety management reporting system that covers all Group activities and produces a twice yearly Executive Committee report. The task force's work is

fostered through experience sharing and an exchange of best practices among specially designated units within each Group company. Furthermore, safety certification procedures are encouraged and form part of training programs which involve all Group employees.

THE NEED FOR INTEGRATION WITHIN THE COMMUNITY

An international group has a particular social responsibility because of its role in globalization. For that reason, its assimilation into the host community is imperative. For SUEZ, assimilation is also important for ensuring an *environment that is conducive to its operations and* profitable growth.

Nine million SUEZ customers throughout the world live below the poverty line. Connecting depressed neighborhoods to public drinking water and sanitation facilities is a social imperative to which SUEZ responds in conjunction with its contracts. Thus, in La Paz, Bolivia, where in 1997 only 60% of the population had access to drinking water, the area's entire population does today.

In France as well, where the Group's specialized subsidiaries refrain from cutting off water from families in difficulty, SUEZ fully lives up to the social dimension of its public service activities. A nationwide agreement to combat social exclusion signed by the Group with French authorities in 1998 provides that through debt forgiveness SUEZ will assume that portion of the customer's water bill it would normally receive in payment.

SOLIDARITY: ANOTHER EXPRESSION OF SOCIAL COMMITMENT

SUEZ extended the reach of its social commitment by establishing, under the aegis of the Fondation de France, a foundation whose mission is to support programs for children and their development throughout the world.

In partnership with local municipalities and education groups in France, SUEZ has also become involved in a program to promote youth access to the job market, facilitating thereby their professional integration and developing their employability. As a result, over 21,000 young people have been able to find jobs. As the Group expands internationally, this program is being extended beyond France.

AN INTERNATIONAL FRAMEWORK FOR GUIDING THE GROUP'S SOCIAL PERFORMANCE

The Group's social initiatives and activities aim to make *improvements in the quality of its social policy and* performance a routine affair. Since the 1995 creation of the European Instance of Dialogue (EID), the Group has intensified its ongoing commitment to an open social dialogue based on trust and transparency. The EID facilitates the exchange of ideas and experiences with 47 representatives of 15 nationalities and, through business-specific commissions on Energy, Water and Waste Services, frames these *exchanges in a community-focused dialogue.*

The most visible manifestation of this body's work is the International Social Charter which articulates fundamental rights and principles such as non-discrimination, equal opportunity, respect for human rights, personal improvement, and fair compensation. The Charter was negotiated and co-signed by the Group and its employee representatives and published in 1998. Strengthening corporate governance principles, article 12 of the Charter provides "The SUEZ Human Resources Department and the European Employee Dialogue Authority shall be jointly responsible for supervising the application of this international social charter, in cooperation with recognized employee representatives."

In this regard, diagnostic, management, and reporting indicators have been developed to incorporate social criteria as part of the Group's commercial strategy and policies.

The challenges of globalization have led SUEZ to broaden the social responsibility dialogue to other stakeholders. The "Observatoire Social International" (OSI) was originally created in 1998 as an internal think tank with the participation of international experts. Following a symposium in Rome, the OSI has become an independent association of multinational companies, institutions, labor organizations, and other actors involved in public issues and wishing to elevate social challenges to the same level of importance as economic ones. In recognition of the importance of cultural diversity, the OSI is organized into regional delegations and works directly with local players in Europe, North Africa, North and South America. Its responses to the social challenges associated with globalization are gradually becoming a valuable source of expertise on such subjects as social indicators of performance and fostering multistakeholder social dialogue within European Union.

PROFESSIONALISM
We are deeply committed to improving customer services worldwide

PARTNERSHIP
We seek to maintain trusting, long-lasting partnerships to foster open and balanced relationships

TEAM SPIRIT
We strive to be entrepreneurial, innovative and creative, strengthening solidarity and developing synergies

VALUE CREATION
We endeavor to improve profitability and financial strength, thereby guaranteeing company autonomy and continued success

RESPECT FOR THE ENVIRONMENT
We seek to create sustainable improvements in the quality of life

ETHICS
We are committed to these values and to fostering relations of mutual respect with all our colleagues, customers, and other outside partners

SUEZ is a *société anonyme*, a limited liability company, established under French law until December 31, 2040. It is governed by the French business code and décret n°67-236 of March 23, 1967. The company is registered in the Commercial and Companies' Register of Paris, under reference number SIREN 542 062 559 RCS Paris. Its registered office is at 16, rue de la Ville l'Evêque, 75008 Paris, France, telephone 33-1 40 06 64 00.

HISTORY AND DEVELOPMENT OF SUEZ

SUEZ was formed by the merger of Compagnie de Suez and Lyonnaise des Eaux in June 1997. At that time, Compagnie de Suez, which had built and managed the Suez Canal in Egypt until its nationalization in 1956, was a highly diversified holding company with operating units in financial services and energy, largely in Belgium and France. Lyonnaise des Eaux was a diversified company, with water, waste, construction, communications, and services, mainly in France.

GROUP STRATEGY

Less than five years after the merger, SUEZ has evolved from a Franco-Belgian conglomerate into a global services group promoting sustainable development and offering comprehensive solutions in energy, water, and waste services for companies, individuals, and municipalities.

The Group's business is to innovate, design, implement, and operate systems and networks in each of these areas to meet the growing needs of its customers, particularly industrial clients. This means providing not only the services they require, but also the solutions they expect. The Group's development is based on the originality of its multi-utility, multi-service business model with its unique expertise and global coverage, as well as on financial flexibility made possible by recurring cash flows, plus the strength of its network where, in each of its three main businesses, SUEZ is now a world leader:

- **Tractebel** is a leading energy player with recognized expertise in every phase of the production chain, whether electricity generation, energy trading, electricity and natural gas transport and marketing, or related services such as plant construction, on-site management, and project engineering.
- **Ondeo** is the world's leading player in water-related services. It manages production and distribution systems for drinking water and wastewater treatment, engineers water treatment facilities, and provides a complete range of industrial water-related services.
- **SITA** is among the world's top five waste management companies serving municipal and industrial customers. It is experienced in every facet of the business, from waste collection and sorting to recycling, incineration and landfill disposal, and can handle multiple categories of both non-hazardous and hazardous waste.

The Group's Communications Sector is selectively and strategically focused on media and broadband services in France and Belgium, while the three main businesses are integrated and global in scope.

In 2001, the Group's total revenues were EUR 42.4 billion. Since 1997, revenues have increased 10% per year on average. This expansion has created value for SUEZ shareholders, as net earnings per share rose an average of 21% over the same period.

Management believes that the Group's unique strengths, combined with the favorable development outlook in each of its businesses, will enable SUEZ to enjoy sustained, profitable growth. Under these conditions, the Group's ambition is to consolidate its positions as world leader in energy, water, and waste services and to achieve double-digit average growth in revenues and profitability between 2001 and 2004.

A customer-driven Group

Industrial and commercial customers

In 2001, the Group generated more than half of its revenue from industrial customers.

Industrial customers are increasingly looking for comprehensive, custom-tailored solutions to their problems. Accordingly, SUEZ offers:

- basic products and services (electricity, gas, water and waste management);
- a vast array of specialized services, including chemical water treatment, electrical and mechanical installations, and climate engineering;
- industrial on-site management services, from maintenance to complex outsourcing operations involving transfers of human and capital assets.

The industry services market is expected to grow substantially in coming years. Outsourcing offers customers the obvious advantages of improved quality of service and lower operating costs. The Group's worldwide presence enables it to offer multi-site, multi-service contracts. Such a contract could include, for example, ultra-pure water supply (Ondeo), electricity, gas and heating (Tractebel), incineration and waste treatment (SITA), as well as facilities management, and even on-site utility generation and distribution (energy and fluid flows).

Over the past five years, factors have converged to accelerate development of the Group's industrial business. The opening of the energy market to competition has created new market opportunities in industrial procurement and services. Meanwhile, industry has expanded its reliance on outsourcing. The Group has adapted to these changes in its competitive environment by acquiring companies with strong industrial expertise (notably Ondeo Nalco, GTI and Axima Winterthur, ex-Sulzer Infra) to expand its offering. It has also restructured. In 2001 it created:

- an entity within each business unit responsible for developing corporate relations and managing major projects: Tractebel Industrial Solutions for energy; Ondeo Industrial Solutions for water, SITA One for waste services;
- a coordinating joint subsidiary of the three business units, Suez Industrial Solutions, to develop a cross-discipline marketing policy, coordinate sales efforts on six priority industrial markets, manage major accounts, and directly develop the most important outsourcing projects.

Municipal customers

The Group's growth has been stimulated by long-term shifts in public policy. In a context of more rigorous environmental standards, deregulation, privatization and the development of public-private partnerships, private companies are increasingly relied upon because they are more efficient. They can offer a higher quality of service and serve a greater number of people for a lower price.

The development potential of this market is considerable. To take just one example, only 5% of the world's population currently receives water services through a public-private partnership. But the stakes are not just commercial. For SUEZ, it is a matter of social responsibility, especially when it comes to water. As SUEZ Chairman and CEO Gérard Mestrallet stated last October, that an effort "to bridge the water divide" must be waged to address the dire, long-term risks that have been identified. If the world merely maintains the disastrous status quo of today's situation, nearly four billion people will not have access to safe water by 2025. The percentage of urban populations with access to drinking water is already decreasing, and efforts to develop water distribution systems have not kept pace with population growth and urban sprawl.

Ondeo currently serves over 115 million customers worldwide, promoting its proven development model of public-private partnerships that define a clear division of responsibilities. For the term of its contract, the private operator undertakes to maintain, improve and often expand existing infrastructures to benefit every segment of the population, including the neediest.

A Group refocused on its three global businesses

The Group's three guiding objectives are: to refocus on its three global businesses (energy, water, waste services) to become the world leader in private infrastructure services, and divesting non-strategic assets; to increase international business[1]; to achieve sustained, profitable growth.

1. SUEZ defines its international business as all business operations outside France and Belgium.

Refocusing the Group on its three global businesses

Having gained full ownership of its three global businesses and rationalized their business portfolio, the Group has now completed restructuring its industrial operations by line of business. The following table describes the Group's main subsidiaries:

Energy	Tractebel*	Belgium	98.8%	100%
Water	Ondeo	France	100%	100%
Waste Services	SITA	France	100%	100%

** Holding rights give equivalent voting rights.*

In 2001, the Group generated EUR 42.4 billion in revenues, an annual increase of 13.4%, not including the effect of initiatives to develop its trading business. In a significantly more challenging economic environment, this performance resulted primarily from sustained organic growth (7.1%).

Revenue from the three global businesses represented 98.6% of total Group revenues in 2001, compared with 79% in 1999. Energy revenues accounted for the greatest portion, at 62.3% , followed by Water (23.8%) and Waste Services (12.5%).

	2001					
Energy	26,374	62.3%	19,586	56.6%	14,100	44.8%
Water	10,088	23.8%	9,358	27.0%	6,559	20.8%
Waste Services	5,286	12.5%	5,028	14.5%	4,206	13.4%
Total, global businesses	**41,748**	**98.6%**	**33,972**	**98.1%**	**24,865**	**79.0%**
Communications	611	1.4%	594	1.7%	498	1.6%
Other	-	-	51	0.2%	6,099	19.4%
Group Total	**42,359**	**100.0%**	**34,617**	**100.0%**	**31,462**	**100.0%**

Increasing international business

While the Group operates worldwide, Europe remains its most important market, accounting for approximately 76% of Group revenues in 2001. France and Belgium contributed heavily (45%), but their weight relative to total Group revenues continues to decrease each year, in line with the Group's international growth objectives. Given the Group's general direction and its continued pursuit of this strategy, this trend should become more pronounced in coming years.

	2001					
France	8,986	21.2%	8,689	25.1%	10,513	33.4%
Belgium	10,237	24.2%	9,131	26.4%	7,852	25.0%
Subtotal France + Belgium	**19,223**	**45.4%**	**17,820**	**51.5%**	**18,365**	**58.4%**
United Kingdom	5,202	12.3%	2,597	7.5%	2,056	6.5%
Other European Union countries	6,920	16.3%	5,180	15.0%	3,594	11.4%
Other European countries	911	2.2%	620	1.8%	1,119	3.6%
Total Europe	**32,256**	**76.2%**	**26,217**	**75.8%**	**25,134**	**79.9%**
North America	4,302	10.2%	3,401	9.8%	1,806	5.7%
South America	3,056	7.2%	2,753	8.0%	1,776	5.6%
Asia-Pacific	2,093	4.9%	1,623	4.7%	1,625	5.2%
Africa and Middle East	652	1.5%	623	1.7%	1,121	3.6%
Group Total	**42,359**	**100.0%**	**34,617**	**100.0%**	**31,462**	**100.0%**

Growth and profitability

Revenues	42,359.2	29,029.3	10%
Operating income	4,063.8	2,291.3	16%
Net income Group Share	2,086.7	611.8	36%
Net earnings per share (in EUR)	**2.12**	**0.98**	**21%**

* *Average annual growth rate.*


ENERGY

Financial information in EUR millions	Year ended December 31, 2001	Year ended December 31, 2000
Revenues	26,373.9	19,585.8
Segment Profit (Ebitda)	4,331.0	3,958.0
Employed Capital	21,382.3	19,169.1
Employees	84,400	72,600

ORGANIZATION AND KEY FIGURES

Tractebel, SUEZ's Energy business, provides energy and related services worldwide. Its core businesses are electricity and natural gas, which include electric power generation, wholesale trading, construction and operation of transmission and distribution networks, and sale of electricity and natural gas. The complementary nature of these businesses enables Tractebel to offer customers directly-related engineering, installation and maintenance, and facilities management services.

Tractebel activities are performed by five operating entities:


Energy
Services
Tractebel Electricity & Gas Europe
Tractebel Electricity & Gas International
Tractebel Industrial Installations & Maintenance
Tractebel Energy Related Services
Tractebel Engineering

a) The group's activities in the electricity and natural gas markets – including production, transmission, distribution and trading of electric power and transportation, marketing and trading of natural gas – are handled by two entities. The division of labor between them is decided on a geographic basis.

Tractebel Electricity & Gas Europe heads up the group's activities in Europe, which are conducted by four main companies:

- Electrabel (43.72% owned by Tractebel at December 31, 2001) and Elia (39.96% owned by Tractebel, candidate to operate the transmission network in Belgium) in electricity;
- Distrigaz and Fluxys, the two companies resulting from the separation of Distrigaz SA activities in transmission and marketing (Tractebel's equity stake in each of these companies was 46.83% at December 31, 2001).

Tractebel Electricity & Gas International has responsibility for the same lines of business in the rest of the world.

b) Energy services are grouped into three entities. Their organization was revised in early 2002 and should go into effect during the first half. The service activities of Groupe Fabricom and Elyo, both wholly owned subsidiaries of Tractebel, were divided



KEY FIGURES FOR 2001

- European leader in energy and industry services
- One of the world's top 10 independent electricity producers
- Over 50 000 MW[1] installed electricity capacity
- Market presence in over 100 countries

into two operating entities specialized by line of business but well coordinated on the commercial plan.

Tractebel Industrial Installations & Maintenance provides electrical and mechanical installation services primarily to industrial customers, generally as part of short-term projects.

Tractebel Energy Related Services provides maintenance, technical facilities management, and thermal installation services to industry, the tertiary sector, local authorities, and residential customers, generally under longer-term contracts. This entity offers a continuum of services and solutions ranging from management of local energy systems (electric power distribution and urban heating) to utilities management at industrial sites and including maintenance, facilities management, and thermal installation work.

Tractebel Engineering is in charge of the Tractebel group's engineering activities throughout the world.

BUSINESS STRATEGY

Tractebel enjoys five main competitive advantages.

- Cost-competitiveness in production thanks to its flexible and efficient generating facilities, which include nuclear power stations that are almost fully amortized.
- Ability to profit from synergy made possible by electricity and natural gas industry convergence.
- Proven skills in trading and marketing electricity and natural gas, backed up by its sizeable production capacity (more than 50,000 MW[1] around the world), which enable it to increase sales without a corresponding increase in installed capacity.
- Experience and a long customer list in energy and industrial services, with the existing service offerings of Groupe Fabricom and Elyo rounded out by the skills of Tractebel Engineering.
- Worldwide scale in the energy sector, with a presence in more than one hundred countries.

These advantages are mobilized in a "smart play" strategy to create shareholder value in three main ways:

- Maximize synergy between electricity and natural gas and concentrate investment and sales efforts in three key markets – Europe, North America and the southern cone of Latin America – without ignoring opportunities that might arise in Asia or the Middle East.
- Offer customers additional services to satisfy all their needs for energy and related services. The group's offering of industrial services, marketed by Tractebel Industrial Solutions, meets the demand of industrial customers for tailor-made solutions as well as the bidding requirements of multinational firms seeking a service provider for multiple international sites.
- Outside Belgium, Tractebel generally focuses on producing, marketing, and trading electricity. Nevertheless, the group may seek control of certain construction and network management activities in transmission and distribution, as a complement to its production assets, in order to gain access to customers or with a view to assembling integrated electric-natural gas systems when local conditions permit.

SIGNIFICANT EVENTS DURING 2001

Europe (Tractebel Electricity & Gas Europe)

The year 2001 was notable for the implementation of important organizational changes (unbundling of the power transmission and natural gas transportation networks, transfer of Tractebel's European assets to Electrabel) and continued commercial development.

Organizational changes

- June: Electrabel and CPTE (*Coordination de la Production et du Transport de l'Energie Electrique*) formed Elia, a company whose principal business is to build, maintain, and operate Belgium's electrical transmission network. The formation of Elia fulfills European Union (EU) regulations and Belgian law requirements to separate power production and transmission activities.

---

1. Including capacity under construction or in advanced development.

- July: Electrabel acquired Tractebel's electrical assets in Europe, as part of the rationalization of the two entities' asset portfolios.
- July: inauguration of Powernext SA, the management company in charge of France's electric power exchange. Electrabel is one of the reference shareholders.
- October: CPTE (Electrabel and SPE) and Publi-T, a consortium of Belgian municipalities, announced they reached an agreement in principle under which the municipalities will take a 30% equity stake in Elia, which is a candidate to operate the electricity transmission network. The deal, approximatively EUR 220 million, is subject to regulatory approval.
- November: Distrigaz break-up approved. The business of buying and selling natural gas and marketing international capacity is transferred to a new company that assumes the Distrigaz trade and brand name. Operation and development of the natural gas transmission network and storage facilities, and LNG (liquefied natural gas) terminal is taken over by another company, Fluxys.
- December: rate reductions announced in Belgium starting January 1st, 2002. The new lower rates represent a decrease of EUR 200 million spread over full year 2002 (two-thirds in the first half, the balance in the second).

Development

- January: the group's subsidiary Electrabel Nederland NV signed a contract with Philips Nederland to supply electricity to 17 eligible sites in the Netherlands.
- August: formation of Energie du Rhône, owned jointly by Compagnie Nationale du Rhône (CNR) and Electrabel. The new company will be the sole marketing vehicle for electricity generated by CNR, an independent power producer. With this agreement, Electrabel has consolidated its position in the French power market, which is opening up at an accelerating pace.
- September: acquisition of Spark Energy, a Dutch company that holds an important position in the mid-range segment of eligible customers in the Netherlands.
- November: Distrigaz signed a contract with Rhodia to supply natural gas to the latter's Chalampé chemical plant. Rhodia by itself represents 16% of the eligible French natural gas market. Gaz de France will ensure transmission of the natural gas from the border. This agreement marks a decisive advance in Distrigaz's European development strategy.
- November: Energie du Rhône announced the signing of a contract to supply 400 million kilowatt-hours a year to five sites of the Direction des Constructions Navales, a branch of the French defense ministry.
- November: Electrabel and RWE entered into an agreement for joint construction of a 400 MW steam-gas turbine plant on BASF's site in Antwerp.

Rest of the world (Tractebel Electricity & Gas International)

Tractebel Electricity & Gas International continued development work on new projects throughout 2001, particularly in the United States, and organized its development in liquefied natural gas (LNG).

- January: TEMI, Tractebel's North American subsidiary, signed a contract to buy electric power from the 900 MW cogeneration plant in Plaquemine, Louisiana, currently under construction by AEP.
- February: in Thailand, Tractebel raised its equity stake in Cogeneration Public Company (Coco), and launched a public buyout offer for the shares not already owned. At December 31, 2001, direct and indirect equity stake amounted to 98%.
- March: the last ITA 1450 MW hydroelectric unit in Brazil became operational.
- June–July: Cabot LNG entered into a long-term contract with Norwegian shipowner Bergesen to charter an LNG tanker with a capacity of 138,000 cubic meters. The tanker is to be used to transport LNG from Trinidad to terminals in North America. In July, Tractebel's LNG business was restructured through the formation of Tractebel LNG to take charge of coordinating and developing LNG activities on a worldwide basis. Cabot LNG, the leading importer of LNG on the East Coast of the United States, changed its name to Tractebel LNG North America.
- July: TPI raised its equity stake to 100% in the company carrying out the Hopewell project, a 365 MW combined-cycle cogeneration unit in Virginia. This unit is operated under a long-term sale contract with Virginia Power.
- July: on the strength of an eight-year contract to supply electricity to Codelco, operator of copper mines in Chile, Tractebel became the largest power supplier to non-regulated industrial customers in that country.

- August: construction began on two commercial gas-fired generating plants with total capacity of 1,225 MW. The units are located in Lewis County, Washington and Wise Country, Texas.
- September: tractebel and its Thai partner MCL entered into an agreement to acquire an 80% equity stake in the Houay Ho hydroelectric project in Laos and the high-voltage transmission lines linking it to the grid in Thailand. The agreement is subject to approval by the government of Laos.
- September: the first independent generating plant in Singapore was put into service. Electric power from the 815 MW Jurong cogeneration unit will be marketed on Singapore's power pool, and the steam will be sold to industrial companies on the island. The project was developed through a joint venture with SembCorp Utilities (which owns 70% of the project).
- September: acquisition of a 770 MW combined-cycle plant under construction near Ankara in Turkey. The unit is scheduled to go into service before the end of 2003.
- November: takeover of a 245 MW natural gas cogeneration project in Monterrey, Mexico. The unit is currently under construction and is scheduled to go into service in late 2002.
- December: Tractebel won the concession for the São Salvador generating plant in Brazil. This unit complements the Cana Brava unit and is scheduled to be operational in 2005.
- December: Tractebel agreed to sell its 50% stake in the Toranagallu plant in Karnataka to companies of the Indian steel group Jindal and several financial institutions.

Services

The year 2001 was notable for the commercial successes of Groupe Fabricom and Elyo and the expansion of the service offering through acquisitions.

- January: Tractebel Engineering and the Petrol Authority of Thailand (PTT) signed a contract for the construction of a 54 MW thermal power cogeneration unit.
- February–April: Elyo announced several successes in the marketplace: (contracts to build cogeneration facilities for Solvay in Martorell, near Barcelona, and for Papeteries Etienne in Arles, and a contract with the PSA group to take charge of all general services and operations relating to fluid flows and energy at four PSA sites).
- March: Axima Winterthur (ex-Sulzer Infra), a subsidiary of Groupe Fabricom, was selected to perform maintenance of part of the technical facilities of the new Athens airport.
- June: Tractebel launched a tender offer for all the shares of GTI, a Dutch industrial services company. The offer closed August 31, 2001 with Tractebel holding 99.98% of the shares.
- June: formation of Ineo, the new Groupe Fabricom electrical installation unit.
- July: Airbus chose Elyo as its partner for energy and fluid flows at the Toulouse assembly plant for the future A380.
- August: Groupe Fabricom acquired the three core businesses of Axima Winterthur. This acquisition is part of a strategy to bolster its service offering for industrial customers.
- November: IBM awarded a five-year contract to Elyo for facilities management at 35 sites in France, Belgium, Luxembourg, Egypt and French overseas departments and territories, as well as for technical maintenance at all its sites in Spain.
- November: Elyo put into service the first microturbine operated for an industrial customer in France.
- December: Groupe Fabricom announced commercial successes (a contract with Statoil as part of a project to increase production at the Heidrun field, and a contract with the Indonesian civil aviation authority for the Ujung Pandang air traffic control center). Elyo scored a success in Italy: General Electric chose it to manage fluid flows and energy at all its manufacturing sites in that country.
- December: Tractebel announced a reorganization of its services division.

BUSINESS OVERVIEW

Electricity production, transmission, and distribution

Regulatory environment

A European Union electricity directive of 1996 requires member states to open the electricity market to competition. The directive calls for the following:

- opening of the construction of new generating capacity to competition;
- unbundling and accounting separation of the generation, transmission, and distribution operations of integrated power companies;
- designation of a transmission network operator responsible for the operation, maintenance and, where appropriate, development of the transmission network in specific areas and for its interconnections with other networks;
- designation of a distribution network operator responsible for the operation, maintenance and, where appropriate, development of the distribution network in specific areas and for its interconnections with other networks;
- introduction of a system of third-party access to the network under which companies wishing to enter into power supply contracts must negotiate the transmission and/or distribution of the quantities purchased with the network operators.

A bill incorporating this directive into Belgian law was passed by the Belgian Parliament on April 29, 1999 and came into effect January 1, 2000. The law provides for access from 2001 to the transmission grid for all customers whose consumption exceeds 20 GWh per year and per site. Beginning December 31, 2002, eligibility will be extended to all customers whose consumption exceeds 10 GWh. The Belgian law goes beyond the requirements of the directive in the matter of the transmission network operator: it requires a separate legal entity to be set up and establishes the conditions of remuneration for the operator, which is thereby assured of independence. As of December 31, 2001, no manager had yet been chosen by the Belgian government. Electrabel and SPE had in fact implemented accounting separation of their network management activities as from January 1, 1999, and have applied through CPTE (91.5% owned by Electrabel and 8.5% owned by SPE) to be designated as grid manager. Until a manager is designated, CPTE is acting as interim manager. If CPTE is chosen as the manager, this function will be performed by Elia, 99.9% owned by CPTE.

As the second European market in terms of volume, the French market opens up progressively since the bill of February 2000 was passed. 30% of the market is currently open, but considering recent negotiations, eligible thresholds should bring the accessible market from 120 to 200 TWh.

In The Netherlands, laws were passed in August 1998 and January 1999 to implement the European Union directive. An amendment that would move the deadline for full deregulation of the market four years closer was proposed in 2001. Other legislative initiatives call for strengthening the powers of the Dutch regulator, notably by extending its jurisdiction to the natural gas sector, and set rules for operation of the distribution network.

In general, the regulatory environment in Europe is one of accelerating deregulation. Indeed, the European Commission in 2000 put forward a draft directive to this effect: electricity and natural gas markets would become fully open to competition – for residential customers as well – in 2005, with competition being effective in 2003 for electricity and in 2004 for non-residential natural gas customers.

In Belgium, the Electricity and Gas Control Committee (CREG) recommended in 1998 that rate reductions be implemented for all customer categories. The amount of these reductions was initially estimated at EUR 74 million per year. Subsequently, other measures were taken to align rates in Belgium with the average of rates in comparable countries (Netherlands, France, Germany, United Kingdom and Luxembourg). The effect of these measures was evaluated at EUR 131 million in 1999, EUR 114 million in 2000 and EUR 200 million in 2001. Lastly, a reduction in electric rates of up to EUR 205 million in 2002, spread between the first half and the second, was decided in December 2001 by the Control Committee, which on this occasion estimated that Belgium's rate handicap would be eliminated in full once these measures are put into effect.

Law and regulations in Belgium limit the liability of companies that own nuclear power stations – as Electrabel does – in the event of a nuclear accident. Belgian law caps the owner's financial responsibility in a dispute arising from a nuclear accident at EUR 297 million per site. This risk, like ordinary property and outage risks, is covered by insurance. Signatory countries of the Paris and Brussels conventions are responsible for compensating losses in excess of this ceiling.

Outside Europe, Tractebel Electricity & Gas International operates in regulatory environments that vary greatly and are specific to each country.

In the United States, the progress of the deregulation movement varies considerably from state to state. Some

states have fully deregulated their electricity and natural gas markets, while others have stayed with the "unbundled integrated utility" model. The situation continues to evolve in the direction of more open markets, but this movement has slowed sharply in the wake of the crisis in California. The established electric and natural gas distribution companies that still dominate the market today are subject to the Public Utility Holding Company Act (PUHCA), intended to prevent possible abuses of market power. Tractebel's electric and natural gas activities in North America are exempt, however, from PUHCA.

Elsewhere in the world, Chile is a pioneer in deregulating energy markets. The southern cone of Latin America has made significant progress in this direction, as have a small number of Asian countries.

Business activity

Generating capacity installed or under construction as of December 31, 2001, at Electrabel (43.72% owned by Tractebel) and at Tractebel Electricity & Gas International and Elyo (wholly owned subsidiary of Tractebel), amounted to 45,768 MW (not including capacities under development), making Tractebel the ninth-largest investor-owned power producer in the world, transmission network operator, and distributor of electricity in Belgium. Tractebel is currently active in electricity and natural gas projects in some thirty countries. The figure below gives the geographic breakdown of Tractebel's generating capacity.

Natural gas is the fuel most widely used by Tractebel's generating plants. 41% of installed capacity is fired with natural gas, as against 18% fired with coal. Nuclear power stations account for 15% of capacity, hydroelectric for 17%, and the rest, using other sources of thermal energy, 9%.

Projects under construction by region


2 325
2 110
1 948
983
68
Europe
North America
South America
Asia
Rest of the world

1. Source: *Platts Global Power Report – July 2001.*

Capacity installed or under construction


Rest of the World 6%
Asia 7%
South America 21%
Europe 56%
North America 10%

Fuels Breakout


Other 2%
Hydro 17%
Nuclear 15%
Coal 18%
Gas 41%
Oil 7%

This structure of activities assures Tractebel of enduring cost-competitiveness. The operating costs of the nuclear plants are relatively low, and the high proportion of gas-fired plants confers a second competitive advantage, since natural gas is efficient and less polluting than other fossil fuels such as coal. For this reason, Tractebel continued to give priority to natural gas in its development effort in 2001. The aggregate output capacity of projects under construction at December 31, 2001 was 7,434 MW. Based on projected timetables for putting these units into service, Tractebel expects its installed capacity to increase by 3,629 MW in 2002 and by 2,459 MW in 2003.

Belgium

Belgium remains Tractebel's principal market. The group produces and markets electric power there and also operates transmission and distribution networks. In 2001 Electrabel accounted for 92% of the electricity produced in Belgium. Electrabel sells power to industrial customers and to the inter-municipal companies which handle roughly 80% of the distribution business. These companies are formed by a group of municipalities, generally with a private-sector partner. In 2001 Electrabel was that partner for about five hundred municipalities grouped into some thirty inter-municipal entities. The transmission and distribution networks were transferred to Elia, a company set up to become the operator of the grid in Belgium. Electrabel has separate marketing, sales, and customer service departments (in particular, separate call centers) for direct industrial customers and for inter-municipal customers. In furtherance of the deregulation movement, the regional governments would like Electrabel to reduce its equity holdings in the inter-municipal companies to the minority shareholder level. This point is currently under discussion.

Most of Electrabel's activities are conducted by its CPTE subsidiary. Electrabel controls 91.5% of the share capital of CPTE, and SPE, a public-sector company, controls 8.5%. SPE has an option to increase its equity stake to 15% before the end of 2005. CPTE owns or has the right to operate the production plants of Electrabel and SPE. A number of important changes occurred in the transmission network at the end of 2001.

- The unbundling required by the European directive had been anticipated by de facto separation beginning January 1, 1999.
- Elia, 99.99% owned subsidiary of CPTE, applied to be designated the operator of the Belgian transmission network. The designation was still pending at December 31, 2001; in the meantime, network management is being performed by CPTE on an interim basis.
- An agreement in principle between CPTE and Publi-T, a consortium of municipalities, was reached on October 9, 2001. It was confirmed on March 14, 2002. Subject to regulatory approval, the agreement calls for the municipalities to take a 30% equity interest in Elia for approximately EUR 225 million.
- CPTE announced its intention to sell an additional equity interest in Elia within two years, on the occasion of a possible flotation of the company on the stock market.

The fuel used by Electrabel's nuclear power stations is primarily enriched uranium, although in some cases a mixture of uranium oxide and plutonium oxide is used. All the fuel requirements of each power station are supplied by Synatom, a company owned by Electrabel and Tractebel in which the Belgian government holds a golden share. This golden share gives the government veto power over any decision by Synatom that it deems contrary to Belgian energy policy and over any transaction by Synatom that it deems contrary to the national interest. It also gives the government representation on Synatom's board of directors, where the Belgian state holds two seats. Synatom procures fuel under long-term contracts with several foreign suppliers and receives plutonium extracted by reprocessing of spent fuel. The reprocessing is carried out by Cogema (Subsidiary of Group Areva) at its plant in La Hague, France.

Rest of Europe

In Europe, the group's strategy consists in maintaining its leading position in the Belgian market and enhancing its positions in the "European electrical crescent", which extends from northern Europe (Germany, Benelux, France) to the "electrical islands" of Spain and Italy, by taking advantage of development opportunities created by deregulation of the energy market. Electrabel is also developing business in the countries of central Europe that are due to join the European Union as part of the enlargement process currently under way. The objective is to double sales between 2000 and 2004.

The acquisition in March 2000 of Epon (since renamed Electrabel Nederland NV), the largest power producer in the Netherlands in terms of installed capacity and output, represented an important step forward in implementing the group's market penetration strategy. In 2001 the group focused on reorganizing the asset portfolio via the sale to Electrabel of Tractebel's European assets. With this accomplished, the assignments of the operating entities have been made clear: within Tractebel Electricity & Gas Europe, Electrabel spearheads development in Europe, while Tractebel Electricity & Gas International is responsible for international development outside Europe.

Electrabel scored some important commercial successes in 2001, notably in the French market. With Compagnie Nationale du Rhône (CNR), Electrabel formed Energie du Rhône, a jointly owned marketing subsidiary that is the exclusive vehicle for selling the electric power produced by CNR. Energie du Rhône has already won several contracts from eligible customers including France's defense ministry and the Lyons airport. Its efforts to penetrate the French market continue: it is participating in bidding for hydro power produced by Société Hydroélectrique du Midi (SHEM), an independent producer that is currently a subsidiary of SNCF, France's national railway company. It has also entered into a commercial agreement with EOS, a large Swiss power producer, under which Electrabel and EOS own equal shares of Alpenergia, a joint marketing affiliate that is very active in the Italian market.

The table below gives our sales and installed capacities breakdown[1].

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Belgium	72,685	43.25	14,791	57.83
Rest of Europe	95,375	56.75	10,787	42.17
Total	**168,060**	**100.00**	**25,578**	**100.00**

Tractebel Electricity & Gas International in the rest of the world

Outside Europe, Tractebel's international business[2] represented total installed capacity of 12,756 MW at December 31, 2001. Sales in 2001 amounted to 65,502 GWh.

In 2001, Tractebel Electricity & Gas International stepped up the pace of development in its key markets by strengthening its position on the North American continent and undertaking new projects in Latin America and Asia.

In North America, Tractebel Electricity & Gas International signed an innovative "virtual merchant plant" contract with AEP in January to buy the entire output of a cogeneration unit in Louisiana. A few months later, in July, Tractebel Electricity & Gas International raised its equity stake in the Hopewell project, a 365 MW cogeneration unit in Virginia, from 75% to 100% and acquired a 245 MW project in Monterrey, Mexico. Tractebel began construction of two generating plants with a total capacity of 1,225 MW in Washington State and Texas.

In Asia, Tractebel Electricity & Gas International put into service a 797 MW cogeneration unit in Singapore that is operating in partnership with SembCorp. In Thailand, Tractebel Electricity & Gas International launched a tender offer for the shares of Cogeneration Public Company (Coco) not already held by Tractebel. Coco's installed capacity is 850 MW of electricity and 597 MW of thermal energy. Tractebel Electricity & Gas International also grew stronger in Chile, where its Colbun affiliate was awarded an eight-year contract to supply mine operator Codelco, and in Brazil, where the 1,450 MW ITA hydroelectric station was put into service and where Tractebel won the concession for the São Salvador generating plant.

Energy trading

Tractebel Electricity & Gas International has developed its trading business in the United States via its TEMI subsidiary, and Electrabel's European business in this sector is also growing very rapidly. Electrabel has been trading in the Spanish pool since 1998 and is also

1. *Tractebel Electricity & Gas Europe and Elyo Europe.*
2. *Tractebel Electricity & Gas International and Elyo outside Europe.*

making spot and day-ahead trades in Germany and Switzerland. Electrabel is one of the founding members of both the Amsterdam Power Exchange and Powernext, the French energy exchange that began operations in the second half of 2001.

The table below gives the location and equity interest percentage of Tractebel's significant international projects.

Hopewell	USA	365	100
Bellingham	USA	303.5	50
Sayreville	USA	287	50
Red Hills (Choctaw lignite)	USA	440	100
Ennis	USA	340	100
Chehalis	USA	520	100
Wise County	USA	706.5	100
West Windsor	Canada	110	96.1
Monterrey	Mexico	245	80
Gerasul	Brazil	3,780	75.5
Gerasul - Machadinho	Brazil	1,140	25.3
Gerasul - ITA	Brazil	1,450	36.8
Gerasul - Cana Brava	Brazil	450	75.5
Electroandina - Tocopilla	Chile	959.5	33.3
Colbun	Chile	1,161.6	29.2
Enersur Ilo	Peru	333.9	100
Bo Win	Thailand	741.8	75
Industrial Power	Thailand	120	75
Nong Khae	Thailand	121.2	100
Samut Prakarn	Thailand	121.2	100
Cogeneration Public Company	Thailand	850	98
Houay Ho	Laos	150	80
SembCogen	Singapore	797	30
Manah (UPC)	Oman	280.5	32.8
Taweelah A1	Abu Dhabi	1,360	20
Baymina	Turkey	770	95

**Net capacity: gross capacity minus the installations own consumption.*

Cogeneration and trigeneration

Cogeneration – the combined production of heat and power – covers a set of production techniques for simultaneously delivering thermal energy and mechanical energy, typically with the latter being coupled to an alternator to generate electricity. By producing two or three outputs from a single fuel input, cogeneration and trigeneration increases the value of the delivered energy. At December 31,

2001, Tractebel had installed cogeneration/trigeneration capacity of 22,114[1] MW thermal. In Belgium, via Electrabel and Distrigaz, the group builds and operates cogeneration units on the premises of its industrial customers, enabling those customers to optimize their energy bill and improve their performance on environmental standards. These units offer greater energy efficiency – up to an increase of about 85% for simultaneous production of heat and electric power – and lower emissions of carbon dioxide.

Cogeneration units enable the group to establish long-term commercial relationships with industrial customers and to improve the energy efficiency of its urban heating and cooling stations. In Belgium, Distrigaz also employs the cogeneration process to use energy more efficiently at its production units: it uses the steam produced to convert liquefied natural gas to the gaseous state, and Electrabel uses the electricity produced at the same time. The system as a whole yields cost savings compared with separate production of steam and electricity. In Italy, the group operates a cogeneration unit in Rosignano that supplies steam to Solvay and sells electricity on the Italian power market.

Elyo operates units supplying about 3,000 MWe, nearly 75% of it by cogeneration. The difference represents the production of Elyo's electric subsidiaries in Asia-Pacific and Africa and the electrical output of Novergie's incineration plants. In the past five years Elyo has developed numerous cogeneration projects in France. At 115 sites in industry, hospitals and district heating systems, it operates 50 gas turbines and 135 gas-fueled internal combustion engines generating a total of 1,474 MWe.

Trigen, Elyo's subsidiary in the United States, operates similarly. It has units generating more than 700 MWe at 40 sites, with a fast-growing presence in outsourced management of power plants at industrial sites.

Managing district heating and cooling systems is a long-standing line of business at Elyo both in Europe, where it has more than 11,000 MWth of total distributed power under management, and in the United States, where it has more than 7,000 MWth.

In Thailand and Singapore, the group has developed cogeneration projects in which the steam is distributed to industrial customers and the electricity is sold to the local electric company. In Abu Dhabi, Tractebel operates a desalination plant with output of 225 MW of electricity and 29.2 million imperial gallons per day (MIGD) of water. A project to increase the unit's capacity to 1,350 MW and 84 MIGD is currently under way.

Tractebel Electricity & Gas International's sales and generating capacity, installed or under construction, are summarized in the table below.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Latin America	38,967	65	7,647	66.2	2,110	29.4
North America	8,371	14	1,382	12.0	2,259	31.5
Asia	10,105	17	2,009	17.4	892	12.5
Rest of the world	2,492	4	506	4.4	1,905	26.6
Tractebel Electricity & Gas International total	**59,934**	**100**	**11,544**	**100.0**	**7,166**	**100.0**

Engineering

The group also offers engineering services. Tractebel Engineering employs more than 2,500 people and is one of the European leaders in this sector, recognized for its experience and international presence (roughly 70 countries in 2001). This company has four main fields of activity: electricity and energy services; natural gas and industry; information technologies; and hydraulic, transport, and construction engineering. It offers its customers a broad range of services running from feasibility studies to construction contracts.

1. *Tractebel Electricity & Gas Europe, Tractebel Electricity & Gas International and Elyo.*

Natural gas transportation and distribution

Regulatory environment

European Union directive 98/30 on common rules for the domestic natural gas market, issued June 22, 1998, was an important step in the deregulation of that market in Europe. The main objective of this directive is to ensure that the market is gradually opened to competition. To this end, certain buyers are to be offered the possibility of entering into supply contracts with the producers or suppliers of their choice and gaining access to the transportation infrastructure of other operators for this purpose. EU regulations require that beginning August 10, 2000, at least 20–30% of the market must be eligible for such access. This minimum is to be raised to 28–38% in 2003 and 33–43% by 2008.

The directive was transposed into Belgian law in 2000 by a sweeping modification of the 1965 act that previously governed the natural gas market. In the new legislative environment, it is expected that a code of conduct, to be promulgated by royal decree, will govern third-party access to the transportation network. The code of conduct is to establish minimum conditions that must be met in regard to administrative and operational separation of integrated natural gas companies' transport and trading activities.

More recently, Belgian law has again been modified[1] to accelerate the pace of market opening in natural gas. The provisions of the new legislation follow two guidelines:

- eligibility thresholds are lowered to include customers whose consumption, at the expiration of their current contract, is greater than or equal to 5 million cubic meters per year. The group estimates that this will ultimately open 58% of the Belgian market to competition;
- confirming the trend toward regulation of the transport business, third-party access to the network is to be regulated rather than negotiated.

Under these conditions, natural gas buyers and suppliers –including the integrated companies' sales divisions– will have access to the natural gas transportation network not on a contract basis but on the basis of tariffs approved by the regulator. For its part, the European Commission in March 2001 issued a proposed modification of the natural gas directive that favors separate legal entities for operating the transportation infrastructure on the one hand, and the natural gas purchase and sale business on the other. This solution has already been imposed in some EU member states (United Kingdom, Italy, Spain). In other member states, integrated natural gas companies have split up on their own initiative or have announced their intention to implement a solution of this kind. Given the general trend in the environment, the board of directors of Distrigaz deemed it appropriate to reorganize the company's natural gas transportation and trading activities into legally separate entities, even though there is at this time no legal requirement to do so.

1. Act of July 16, 2001 amending the Act of April 12, 1965 on transport of natural gas and other products by pipeline, confirming the royal decree of January 18, 2001.

Business activity

In 2001 Tractebel, via Distrigaz and Electrabel holdings in the inter-municipal companies, was the largest transporter of natural gas in Belgium. The country's natural gas transportation network is composed of 3,731 kilometers of pipelines, 77% of which operate at high pressure (between 14.7 and 80 bars), with a transport capacity of 48 billion cubic meters per year. Elsewhere in the world, Tractebel's natural gas transport capacity at December 31, 2001 amounted to 20.1 billion cubic meters per year.

[illegible]	[illegible]	[illegible]
Europe	48	21.03
Outside Europe	20.16	10.22

In Belgium, the group's natural gas activities have been conducted since late 2001 by two legally separate entities:

- **a transport company (Fluxys).** The principal activity of this company will be operation, maintenance and development of the integrated natural gas transportation infrastructure, the LNG terminal, and the storage facilities in Zeebrugge and Loenhout. Within the framework of regulated access to its infrastructure, it will market the transport capacity and related services needed by third parties to supply natural gas to consumers in Belgium. The company will also provide hub services in Zeebrugge for spot market transactions in natural gas. Natural gas transiting through the Belgian gas network goes by undersea pipeline (yearly capacity: 48 billion cubic meters) to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. Fluxys's network is ideally situ-

ated at the center of the continental plate and is well interconnected, so that it provides access to the main sources of natural gas production in Europe and to the main natural gas consuming countries in northwestern Europe;

- **a trading company (Distrigaz).** The principal activity of this company will be buying and selling natural gas in Europe. It will also market the international transport capacity that it owns or has contracted for: transit contracts, Interconnector capacity, undersea natural gas pipeline between Belgium and the United Kingdom, and LNG shipping capacity. On the strength of its natural gas supply portfolio, its business will include the following: sale of natural gas in Belgium and elsewhere in Europe (as well as LNG in other markets); arbitrage trading in natural gas spot markets; management of natural gas transit contracts in Belgium (border to border); marketing of transport and storage capacity outside Belgium; shipping of LNG.

In 2001, Distrigaz sold 21.03 billion cubic meters of natural gas, which is approximately 5% of the volume of natural gas consumed in Western Europe. 70% of this volume was sold in Belgium – giving Distrigaz a national market share close to 100% – and 30% was sold on spot markets or to international customers, mainly in Europe.
The breakdown of Distrigaz's Belgian customer base is shown in the table below.

Belgian inter-municipal customers	47
Belgian industrial customers	31
Electric power producers	22

Tractebel is actively developing its business in liquefied natural gas. In 2000, it bought Cabot LNG (renamed Tractebel LNG North America), the sole active LNG importer on the east coast of the United States. Tractebel is now the only company to have LNG terminals on both sides of the Atlantic; this, along with its stake in the LNG terminal in Trinidad, gives Tractebel an unmatched arbitrage capability. Management believes that this segment of the natural gas business is headed for rapid growth, particularly in the United States. In 2001, Tractebel restructured to adapt to the new worldwide scale of its activity in this segment by forming Tractebel LNG, a new entity responsible for exploiting LNG trading opportunities and optimizing LNG supply for the group. Tractebel LNG has already augmented its transport capacity by contracting with Norwegian shipowner Bergesen to charter an LNG tanker with a capacity of 138,000 cubic meters. In Latin America, Tractebel holds a 63% stake in Litoral Gas, an Argentine natural gas transportation and distribution company, and 100% of ECS, a marketing company whose customers are primarily industrial. Tractebel also owns 78.91% of Gasoducto Norandino, the company that transports natural gas to the group's generating plants in northern Chile. In Asia, Tractebel has three natural gas projects. It holds a 20% minority stake in SembGas, which transports and distributes Indonesia natural gas in Singapore; a 49% stake in PTTNGD, which distributes natural gas to industrial customers in Bangkok, Thailand; and a 75% stake in Hanjin City Gas, a distribution company in South Korea.

Energy services

Tractebel is an integrated player in the energy markets, and, as such, is able to offer customers services that go beyond the commodities that it also provides. Its ambition is to be a worldwide player in services to industry. With this objective in mind, energy services have been grouped together within Tractebel and reinforced considerably in the past two years.

- Elyo was transferred to Tractebel in June 2000.
- The industrial services companies of the Groupe GTM were acquired in November 2000.
- A EUR 334.8 million friendly takeover bid was made in April 2001 for GTI, a Dutch installation contractor (EUR 903.3 million in revenues in 2000, 9,500 employees). This was followed by the acquisition of Axima Winterthur's three core businesses – building services, engineering contracting and infrastructure services (EUR 917.5 million in revenues in 2000, 5,100 employees) – for EUR 251.2 million.

Tractebel is by far the largest provider of industrial installation and maintenance services and energy-related services and has no peer in terms of breadth of service offering, industrial presence and geographic positioning. Together, these activities represented roughly EUR 8.5 billion in revenues in 2001 and about 84,000 employees. Many new contracts were signed in 2001; to cite only a few,

Tractebel was chosen to perform the maintenance on certain technical equipment at the Athens airport, to be in charge of general services and energy operations at four sites of the PSA group, and to be Airbus' energy and fluid flows partner at the new Toulouse plant built to assemble the future A380 jetliner.

At year-end, Tractebel announced a reorganization of the services division to enhance its strategy for winning over customers in the industrial and tertiary sectors. Two operating entities were created: Tractebel Industrial Installations and Maintenance and Tractebel Energy Related Services. The two entities will coordinate their efforts in marketing and sales and will be fully operational by the end of the first half of 2002. The reorganization corresponds to the two distinct fields of activity that were identified in the analysis of the core businesses of Groupe Fabricom and Elyo:

- mechanical and electrical installations;
- comprehensive maintenance services, technical facilities management, and thermal installations.

Tractebel Industrial Solutions

Set up in the form of an economic interest grouping, Tractebel Industrial Solutions (TIS) is primarily a support tool for Tractebel's various operating entities, one that enables them to react quickly to provide comprehensive, integrated solutions to the needs of industrial customers. TIS' mission is to develop new business for its members, coordinate their multi-service offerings, and coordinate their joint contracts in the preparation and performance phases in concert with the operating entities and Suez Industrial Solutions (SIS).

MARKETS AND COMPETITION

A recent study by Platts[1] ranks Tractebel ninth among the world's investor-owned electric companies in terms of net installed capacity. In Europe, Tractebel Electricity & Gas Europe is in fifth place in terms of power controlled and electricity generation sold, according to Bloomberg[2]. In Belgium, Tractebel Electricity & Gas Europe is both the largest producer of electricity and the largest transporter and distributor of natural gas.

Production and marketing of electric power and marketing of natural gas are highly competitive sectors in Europe. In contrast, activities that constitute natural monopolies, such as transmission of electricity and transportation of natural gas, are tightly regulated.

Tractebel's principal competitors in the markets open to competition are E.ON and RWE of Germany, EDF of France, and ENEL of Italy in electricity and large natural gas trading companies such as Ruhrgaz, Gasunie and Gaz de France in gas. As competition becomes more widespread, Tractebel faces new entrants in its markets such as the large European natural gas producers and, in electricity, specialized power marketers such as the British Company Centrica (which has taken a position in the Belgian market). The group believes that when the deregulation process is complete, the competitive marketing business will extend to residential customers as well, and the group is actively preparing for this eventuality. Fluxys's exclusive right to transport natural gas in Belgium will end in 2004, at which point competitors would be able to build competing networks, but Tractebel believes it unlikely that they will do so.

In the energy services sector, Tractebel's main competitors are Dalkia, an affiliate of Vivendi Environnement and EDF, and ABB Services. In the cogeneration segment, the most active rivals are EDF-Dalkia, RWE Services and Air Liquide.

The opening of energy markets to competition and the privatization of former public-sector monopolies at the national or local level are being accompanied by consolidation. In 2001, according to the Platts study cited earlier, the world's top 25 electric companies controlled 62% of total installed capacity, compared with 49% in 1998. The development models are not converging, though. The North American market was hit by several major shocks in 2001, notably the adverse impacts of the power crisis in California, the steep drop in spot prices of electricity and natural gas, and the fall of Enron into bankruptcy. These events are hollow validation of Tractebel's development strategy in the United States:

- Tractebel had little or no presence in the California market;
- in the United States as in Europe, Tractebel's development model relies on a balance between ownership of physical assets (the cash flows from which are usually secured by long-term contracts) and trading.

1. *202 independent power companies, 2001.*
2. *April 2001.*

ENVIRONMENTAL MATTERS

To meet customer demand for energy while minimizing the impact of the group's development on the environment, Tractebel has undertaken a wide-ranging program dealing not only with air and water quality but also with land use. As a result of this program, during the past five years average air pollution levels in the areas surrounding the group's facilities have been below the maximum levels permitted by Belgian federal and regional regulations and below the limits set by European Union standards. Environmental measures that the group has taken with respect to air quality include installation of electrostatic filters and coal-washing units to reduce sulfur emissions, use of imported low-sulfur coal, and retrofitting of several units with fuel-gas desulfurization systems.

The group is also developing sources of green energy. In April 2001, Electrabel inaugurated its first installation of wind turbines on the site of the old coal-fired Schelle power station in Belgium. This wind farm consists of three units of 1.5 MW each and can meet the average annual consumption demand of two thousand households. In December, Electrabel and Electrawinds completed construction on the largest installation of wind turbines in Belgium, set alongside the Baudouin Canal.

Under Belgian law, the operation and safety of all nuclear power stations in Belgium is regulated and supervised by AFCN (Agence Fédérale de Contrôle Nucléaire), which is responsible for administering the provisions of the royal decree of 1963 on protection of nuclear industry workers and the public from the dangers of radioactivity.

Electrabel stores nuclear waste from power stations in facilities built for this purpose at each site. Since April 2000, ownership of radioactive waste, provided it meets certain standards, has been transferred to ONDRAF (Organisme National des Déchets Radioactifs), the Belgian government agency responsible for long-term management of radioactive waste. The waste is stored in special containment facilities at the Belgoprocess site in Belgium. Each producer remains financially liable for its own waste for a period of fifty years.



WATER

Financial information in EUR millions	Year ended December 31, 2001	Year ended December 31, 2000
Revenues	10,087.7	9,357.7
Segment Profit (Ebitda)	2,290.6	2,133.0
Employed Capital	17,819.8	17,031.1
Employees	42,000	43,200

ORGANIZATION AND KEY FIGURES

Ondeo, SUEZ's Water Business, is the world's leading provider of water-related services. At the end of 2001, it was supplying water services to approximately 115 million people worldwide.
Ondeo engages in three principal businesses:

- **water management:** Ondeo Services (formerly Lyonnaise des Eaux). Management of reservoirs, aqueducts, distribution and wastewater networks and treatment plants for municipalities and industrial customers;
- **turnkey engineering:** Ondeo Degrémont;
- **water treatment and other services for industrial customers:** Ondeo Nalco.

All of these subsidiaries are now wholly owned as a result of acquisitions and minority-interest buyouts primarily in 1999 and 2000. The creation of Ondeo also involved transferring all Group contracts and equity interests in water management to Ondeo Services. This process was well underway by the end of 2001.

BUSINESS STRATEGY

The Group's strategy consists in consolidating its position as world leader in water-related services through profitable growth focused on municipal and industrial customers.

Commercial development

The Group develops its water business through continuous improvement of its offerings and winning new international contracts that promote its public-private partnership model of delegated management as much as possible.
The Group's strategy varies according to the particularities of local markets. In Europe, where water consumption is stable, the priority is on increasing the Group's competitiveness in terms of price and quality in order to maintain and expand market share. In 2001, for example, Ondeo's "beyond the meter" customer service resulted in a contract with the French emergency repair company STP. In the United States and emerging markets, the



KEY FIGURES FOR 2001

- 115 million customers provided with water and wastewater treatment services
- 60,000 industrial customers
- 10,000 water treatment plants
- Active in more than 130 countries

Group is pursuing a selective development strategy that focuses on concessions in major urban centers to meet the growing needs of municipalities and government agencies in terms of operational efficiencies and the financial strength to guarantee long-term service. With its renowned experience, competitive standing, and critical mass, the Group is well positioned to benefit from this trend.

In 2001, the Group strengthened its industrial offering by creating Ondeo Industrial Solutions (OIS). This new entity is positioning itself as a provider of high-value-added services by offering customers comprehensive solutions that integrate Ondeo's expertise in water management, water treatment and turnkey engineering. Key to this development was Ondeo Nalco's acquisition of Calgon in 2000 and that of NEEC (now called ONES) in 2001, consolidating Ondeo Nalco's position as the world leader in water treatment.

CONTRACTS SIGNED BY OIS IN 2001-2002

FRANCE

SEPR Saint-Gobain

Design and Build (DB), operation and maintenance (OM) of the wastewater treatment plant (WWTP).
- Sector: Glass/Clay/Cement
- DB revenues: EUR 1 million
- OM revenues: EUR 1.5 million
- Length: 5 years

Contract signed by Ondeo Degrémont in 2001.
Transferred to Ondeo Industrial Solutions in 2002.
OM will be performed by Ondeo Services.

Danone Vitapole

DB, OM of WWTP
- Sector: Food and Beverage
- DB revenues: EUR 2 million
- OM revenues: EUR 3 million
- Length: 10 years

Contract signed by Ondeo Degrémont in 2001.
Transferred to Ondeo Industrial Solutions in 2002.

ITALY

ISI Pontelongo (Eridania Beghin Say)

DB of WWTP
- Sector: Food and beverage
- DB revenues: EUR 2.1 million

Contract signed by Ondeo Degrémont in 2001.
Transferred to Ondeo Industrial Solutions in 2002.

Aticarta

DB of WWTP
- Sector: Pulp and Paper
- DB revenues: EUR 2.45 million

Contract signed by Ondeo Degrémont in 2001.
Transferred to Ondeo Industrial Solutions in 2002.

TAIWAN

Siemens Power

DB process water plant
- Sector: Power
- DB Revenues: EUR 1.5 million

Contract signed by Ondeo Degrémont in 2001.
Transferred to Ondeo Industrial Solutions in 2002.

IRELAND

Siemens Power

DB process water plant
- Sector: Power
- DB Revenues: EUR 1.5 million

Contract signed by Ondeo Degrémont in 2001.
Transferred to Ondeo Industrial Solutions in 2002.

AUSTRIA

Infineon

DB process water plant
- Sector: micro-electronics
- DB Revenues: EUR 3 million

Contract signed by Ondeo Degrémont in 2001.
Transferred to Ondeo Industrial Solutions in 2002.

GERMANY

Osram

DB process water, WW and recycling plant
- Sector: micro-electronics
- DB Revenues: EUR 2 million

Contract signed by Ondeo Degrémont in 2001.
Transferred to Ondeo Industrial Solutions in 2002.

Profitable growth

Our strategy is to seek profitable growth by leveraging synergy within Ondeo, which has resulted in cost reductions and faster project delivery.

On a larger scale, a SUEZ intra-group study is currently underway to identify potential synergies between the SUEZ Water (Ondeo) and Waste Services (SITA) Divisions.

SIGNIFICANT EVENTS DURING 2001

The focus of the year was commercial development. The scope of Ondeo remained relatively unchanged aside from the acquisition of minority interests to gain 100% control of ONES (ex-NEEC). This acquisition enabled Ondeo to consolidate its position as the world leader in technical services to the oil and petrochemical industries. ONES employs 1,800 people in 80 countries and generates EUR 615.8 million in annual revenues serving 1300 customers.

Key commercial successes:

- January: contract signed by Ondeo Degrémont to build the world's largest drinking water production plant in New Delhi (India) and to operate it for 10 years. The plant will be operational in three years and supply nearly three million people with drinking water.
- February: Ondeo Services signed a five-year water and wastewater management contract with the city of Johannesburg (South Africa) to manage over 500,000 connections and supply water to 3.5 million people.
- March: Ondeo Nalco, in partnership with Eco-Tec, signed a 10-year service contract with Ontario Power Generation to supply its Pickering plant.
- Also in March, Aguas Andinas, the water management and wastewater treatment company for the city of Santiago, Chile, selected Ondeo Degrémont to build the La Farfana wastewater treatment plant which will serve approximately 3.7 million people.
- April: Ondeo concluded an 18-year BOT (Build, Operate, and Transfer) contract with the city of Pusan (South Korea) to finance and build new facilities, including a wastewater treatment plant.
- May: Ondeo was awarded a drinking water and wastewater management concession by the city of Schwerin, Germany (population of 100,000).
- Also in May, Ondeo signed a 30-year water supply contract with the city of Sanya in China (population 200,000).
- June: Ondeo Services consolidated its position in the Czech Republic where it serves a total of 2.3 million customers through SPVS management of water services for the city and larger metropolitan area of Sumperk.
- July: Ondeo was awarded a 30-year operation and maintenance contract for industrial customers in the Shanghai Spark area of China – the first such contract to ever be signed in China.
- August: Ondeo Services signed a 10-year contract to manage the wastewater plant and two new treatment programs of the city of Burbank, California, serving a population of 100,000 and 800 industrial customers. It also signed a contract to manage water services for the city of Hoboken, New Jersey.
- Also in August, Ondeo Nalco Energy Services (ex-NEEC) signed a contract to manage anti-corrosion and maintenance of the distribution networks of Petroleum Development Oman, the number-one operator in this Emirate.
- September: Ondeo Degrémont won the contract to build in the United Arab Emirates a reverse-osmosis seawater desalination plant with a capacity of 63 million m^3 per year. For the first time, membrane and thermal technologies will be combined to optimize costs.

- October: Ondeo Services achieved two successes in Indonesia: a 25-year drinking water production and distribution concession in Tangerang and renewal of its 1997 water distribution contract for western Djakarta (population: 5 million).
- Also in October, the Chemical Management & Services division of Ondeo Nalco signed a 3-year, USD 60 million, contract with Imerys Pigments & Additives covering procurement, process control and R&D.
- November: Ondeo Degrémont was awarded a EUR 100 million contract to build the Southern Milan water purification plant and operate it for two years (serving a population of over 1 million with output of between 4 and 12 m^3/second).
- December: United Water (UWR), through its subsidiary United Metering, won the largest meter installation contract ever signed in the United States for USD 36 million over three years.

Ondeo has also received public recognition for the quality of its services. To take but two examples: Lyonnaise des Eaux France received ISO 9000 certification for all its customer service, systems management, and water treatment operations; and Britain's regulatory Office of Water Services (OFWAT) ranked Northumbrian Water number one in customer service for the second year in a row.

BUSINESS OVERVIEW

Regulatory environment

Under every form of management, water is subject to laws and regulations.

In France, water management is regulated primarily by the "Sapin" law of 1993, which defines the public bidding procedure for government contracts with the State, municipalities, and public institutions. Local governments, mostly municipalities and regional groupings, have the option of managing drinking water distribution and wastewater treatment themselves, or delegating these activities to private companies through concession contracts. Such public-private partnerships (PPPs) are the most common form of water management in France. Concession (or PPP) contracts establish the respective obligations of each party, particularly regarding rates. Such contracts do not transfer the ownership of existing assets to the management company. Under the Mazeaud law of 1995, management companies are required to produce an annual financial report. A bill introduced before the French Parliament in late 2001 could reduce the term of water service contracts.

In England and Wales, where water services are fully privatized, asset ownership is transferred to the management company. The supervisory authority is the Office of Water Services (OFWAT), which establishes applicable standards, promotes competition among water companies, and grants long-term licenses for exclusive operation in a geographical area. OFWAT has the authority to revise rates and prohibit or limit rate discrimination among different categories of customers. The water companies of England and Wales operate under an incentive-based system of price controls, which sets prices for five years, giving water companies an incentive to increase profitability through efficiency gains. Thereafter, the benefits of these efficiencies are transferred to customers through price reductions.

In the United States, United Water Resources owns 24 water and wastewater public utilities regulated by state Public Utility Commissions. The Commission sets service standards and the rates that each utility may charge for the types of service it provides. The economics of the

system are governed by the principle that customers should pay a fair price for utility service while the utility should receive a reasonable rate of return on its investment. In 11 States, on the other hand, UWR operates under concession contracts. Subject to public procurement procedures and various environmental regulations, these contracts are awarded through competitive bidding aimed at selecting the proposal offering the best price and quality. Concession contracts set the rates at which the management company will be remunerated for operating and managing the customer's systems and ratepayer relations. In developing countries, public-private partnerships often take the form of concession contracts granted by government agencies. These contracts grant exclusive rights to provide water and wastewater management services in a given area and are framed by regulation-defined customer classifications and rate structures. The contract's profitability depends on the efficiency of the management company's operations, that is, the company's ability to earn a sufficient return on investment while fulfilling the capital expansion and quality of service objectives required under the contract. Concession contracts generally include legal protections against unfavorable economic developments, such as inflation and devaluation of the local currency.

Business activity

Water management

The Group supplies water and wastewater management services to approximately 115 million people in Europe, Asia, the Americas, and Australia. It manages reservoirs, aqueducts, distribution networks (water mains and pipes), wastewater networks and treatment plants for municipalities, other local governments and industries. Activities also usually include meter reading and collecting payments from customers.

Operations vary depending on the customers and country concerned. The Group generally operates under the following types of contracts:

- Operation and maintenance contracts: these contracts are signed with a municipality that has financed and built its own facilities. They appoint the Group company as operator for a period generally ranging from 5 to 20 years, and the company invoices the municipality for its services;
- Concession contracts: these contracts cover the construction and financing of new facilities, or the renovation or extension of existing facilities, as well as distribution, maintenance and management services. Under this type of contract, the Group company usually invoices consumers for its services. When the Group builds water treatment and management facilities, it generally operates them for periods ranging from 20 to 30 years, after which operation and ownership are transferred to local authorities at no cost. Since the Group finances all aspects of the project, it is able to market its services worldwide. Concession contracts are structured such that the Group covers its investment costs over the life of the contract.

The table below shows the populations served:

France	17	15
United Kingdom	4	3
Spain	13	11
Others	7	7
Subtotal Europe	**41**	**36**
North America (including Mexico)	12	10
South America	27	23
Asia-Pacific	25	22
Africa and Middle East	10	9
Total	***115***	***100***

France

In France, water distribution and management are not regulated. Municipalities are responsible for the management and distribution of drinking water and for the treatment of wastewater. They may delegate these activities to private companies through concession contracts. The drinking water market is thus divided between private companies and municipalities, which have a 70% and 30% market share, respectively, based on population served. SUEZ is the second largest company in the private drinking water market with a population-based market share of 30% in 2001. The wastewater treatment market is also divided, with 40% of the population being served by private companies (of which the Group estimates it has have a 35% market share) and 60% by municipalities. The Group's contracts in France, for both water distribution and wastewater services, are generally for periods ranging from 10 to 20 years.

International

Outside France, the Group provides drinking water and wastewater services in partnership with local financial investors or municipalities, or through affiliates or majority-owned local companies. Sales generated outside France account for approximately 60% of the Group's water management business in terms of revenues and 85% in terms of population served. The Group's concession contracts outside France are generally for periods ranging from 25 to 30 years.

The Group's U.K. subsidiary, Northumbrian Water Group, develops and operates water and wastewater management installations, primarily in the U.K., as well as in Ireland and South Africa.

In Spain, the Group has a 25.8% interest in Aguas de Barcelona (Agbar), which holds the concession agreement for Barcelona and is the private sector market leader in Spain for water distribution. Agbar has developed a strong presence in Latin America, in particular in Argentina, Chile, Colombia and Uruguay. Most Group operations in Latin America are undertaken in partnership with Agbar.

In South America, SUEZ is the leading international company for water, serving 22 million people. Argentina was the first Latin American country to deregulate water services. Through Aguas Argentinas, the Group has been active there since 1993, when it obtained the Buenos Aires concession for water and wastewater services (7.5 million people served) for a period of 30 years. The Group also has 30-year concession agreements for Santa Fe and Cordoba, Argentina, where it serves 1.7 million and 1.2 million people, respectively, and for La Paz, Bolivia (1.3 million people). The Group supplies water services to Santiago,

Chile (serving more than 5 million people), to a part of Mexico City, Mexico, to Bogota, Colombia and to Limeira, Brazil. Its largest contract signed in 2001 was for Manaus, the capital of the state of Amazonas, Brazil: a 30-year operating concession to provide water and wastewater services to 1.1 million people.

In the United States, over 80% of water services are run by municipalities or government agencies, which increasingly seek partnerships with private operators for the supply of drinking water and wastewater services. United Water Resources (UWR), a Group subsidiary, is the second largest company in the municipal, regulated market. Its principal business is providing water and wastewater treatment services to the public in areas where its regulated utility subsidiaries possess franchises or other rights to provide such services. UWR is present in 17 states, mainly in the eastern United States. In 2001, United Water Services ranked number two in the deregulated private market, providing water distribution services pursuant to operating and management agreements with municipal governments.

In Morocco, the Group has a 30-year concession contract with the city of Casablanca to provide water, electricity, and wastewater collection services to approximately 4 million people.

In Asia, the Group has a 25-year water management concession contract for Macao, a 25-year concession contract for the western half of Manila, Philippines and a 25-year contract for Djakarta, Indonesia. It is present in China through about ten joint ventures with municipal authorities for the production of drinking water. In Malaysia, the Group has water distribution contracts with three states to serve 1.5 million people.

Industrial water treatment

In 2001, the Group provided water treatment services to approximately 60,000 industrial customers worldwide. Water treatment, which requires technical expertise and services tailored to specific client needs, includes:

- water conditioning;
- specialty chemicals services;
- industrial process treatment, primarily calcium removal and corrosion inhibition for heating and cooling circuits in various industries.

The Group defines, applies and supervises the chemical treatment required for industrial and municipal customers. In the case of municipal services, water treatment includes purification for reuse, treatment of rainwater, reduction and treatment of sludge produced in purification, membrane ultrafiltration and management of purification facilities. Water treatment for industrial customers depends on the particular needs of the industry. For example, the paper industry requires a specific water treatment for bleaching paper, certain industrial furnaces require demineralized water and the pharmaceuticals industry requires ultra pure water for processing.

The Group's position in the water treatment market has grown substantially with the acquisitions of Calgon in June 1999 for USD 406 million and Nalco for USD 4,157 million in November 1999. These operations have now been fully integrated into Ondeo Nalco, based in Naperville, Illinois. Ondeo Nalco is the world's largest producer of specialty chemicals and services for water and industrial process treatment, with revenues of USD 2.9 billion in 2001. SUEZ was the industry leader in 2001 based on sales, with a global market share of approximately 20% for industrial water treatment chemicals and services. In 2001, Ondeo Nalco's 5,000 technical service representatives

worked with over 60,000 customers in 130 countries. Ondeo Nalco focuses on providing value-added solutions to industrial and municipal customers. Well over 90% of 2001 sales were to industrial customers, which the Group segments into heavy industrial and the middle market. The heavy industrial segment, which accounted for an estimated 60% of the market by sales in 2001, includes large, sophisticated customers in the pulp and paper, chemicals, mining and minerals, electric utilities, petroleum, and primary metals businesses which purchase water treatment products. These businesses are experiencing increased globalization, consolidation, and stronger buying power. The middle market, which comprised an estimated 40% of the industry in 2001, includes customers in the food and beverage, fabricated metals, buildings/hotels, automotive, electronics and other highly fragmented niche markets that typically view water treatment as an important, but non-core, activity. This market is well suited to the Group's outsourcing services through Ondeo Nalco. By outsourcing their water services, companies realize cost savings, can focus on their core business, and are able to pass on some of the risk associated with meeting environmental, health and safety regulations.

Ondeo Nalco's industrial customer relationships are a natural base for the development of industrial utility outsourcing and for combined water treatment, turnkey engineering and energy solutions through Ondeo Industrial Solutions.

Water treatment engineering

Through Ondeo Degrémont, a wholly owned Group subsidiary, SUEZ estimates that it is the world leader in water treatment engineering. The Group designs and builds:

- drinking water purification and distribution facilities;
- industrial process water facilities;
- municipal and industrial wastewater purification stations.

Ondeo Degrémont provides all turnkey construction services, including engineering, construction, site management, and start up services. At December 31, 2001, Ondeo Degrémont had built approximately 3,000 drinking water facilities, 2,500 urban wastewater purification facilities, 2,000 industrial wastewater purification facilities and 1,800 industrial process water facilities around the world. These facilities or plants, after delivery, are operated either:

- by municipal or industrial customers, or
- by Group water management subsidiaries under operating contracts such as concessions or BOT (build, operate and transfer) agreements. The Group's main BOT projects are located in Mexico and Colombia.

The Group's clients for drinking water and wastewater plants are primarily municipalities, including Paris, Cairo, Bogota and Buenos Aires. SUEZ builds process and wastewater plants primarily for the oil, microelectronics, paper and food industries. Its main industrial customers are First Silicon in electronics, Infineon and Mitsubishi in microelectronics, PPC in power generation, Riva in steel and Shell in oil.

As urban populations increase around the world, the growing importance of water quality and sanitation as well as purification of wastewater have resulted in increased demand for turnkey engineering. In addition, the development of this business in emerging markets such as China, Egypt, Argentina, Chile and South Africa has been facilitated by the recent policy of the World Bank, the InterAmerican Development Bank and other multilateral financial institutions to give priority to basic infrastructure.

Ondeo Industrial Solutions

This new structure has been created to enable Ondeo to become a main partner for industrial customers, offering them a wide scale of services and products such as design and construction, operation and maintenance, equipment and support services, financing and outsourcing and assets management. Ondeo Industrial Solutions has combined the engineering skills of Ondeo Degrémont with industry-focused technical and service specialists from Ondeo Nalco and Ondeo Services into a single new business unit.

MARKETS AND COMPETITION

The water industry has evolved since the late 1980s. Three underlying trends emerge:

- significant opportunities for growth. Several factors contribute to the significant opportunities for growth in the water industry. Most importantly, basic needs are not being met. The Group estimates that approximately one fifth of the world's population is without access to drinking water services and even more, about a third, is without sanitation service. Where access does exist, quality of service can be a problem. The consequences of uncontrolled urban sprawl and insufficient available financing are dramatic. If nothing is done, nearly 4 billion people will be without basic water service by 2025. Government agencies and municipalities cannot fight this battle alone. More than ever, to address this major political problem effectively, they need private partners with recognized experience;
- increased reliance on the private sector. While municipalities are increasingly turning to private companies, the latter still serve only approximately 7% of the world's population. Local situations vary greatly. In France, most municipal systems are run by private companies. In England, all customers are served by private companies since privatization of the water sector in 1989. In the United States, however, the private sector serves only about 15% of the population;
- market consolidation and stiffer competition. For the past few years the market trend has been toward consolidation and the creation major players offering combined utility offers. Examples include the acquisition of Nalco by SUEZ and the acquisition of U.S. Filter by Vivendi Environnement. This trend has continued with the acquisition of Thames Water and, more recently, American Water Works by the German electricity company RWE. Not all such initiatives have been successful, however. Before going bankrupt, Enron suffered a failed venture into water services via its Azurix subsidiary; Scottish Power pulled out of the water industry; and Hyder was broken up in a takeover.

The Group's main competitors in the water management market are the French companies Vivendi Water (a subsidiary of Vivendi Environnement) and SAUR (a subsidiary of Bouygues), as well as the British company Thames Water (now a subsidiary of RWE). Several independent studies confirm that SUEZ is the world leader in terms of population served. One recent study (May 2001) by the French bank Société Générale estimates that the Group's market share of international contracts was 37% as compared to 33% for Vivendi Environnement, 8% for SAUR, 7% for United Utilities and 6% for Thames. The Group also faces smaller competitors on local markets.

Ondeo Nalco's primary global competitor in water treatment is the U.S. company Betz Dearborne, sold by Hercules to General Electric in early 2002. Regionally, the Group's primary competitors are Ashland Chemical Company and ChemTreat on the North American market and Kurita in Japan.

In turnkey engineering, the main competitor of the Group's subsidiary Ondeo Degrémont on the North American market is US Filter. In Europe and in France, its primary competitor is Vivendi Water Systems, a subsidiary of Vivendi Environnement.

ENVIRONMENTAL MATTERS

The environmental laws and regulations governing the Group's water businesses in Europe arise primarily from three European Union directives:

- **the Urban WasteWater Treatment Directive of May 21, 1991**, which establishes minimal performance standards for wastewater and sludge treatment in urban areas having a population of 2,000 or more. This directive has been transposed into French law with progressive application throughout France, a process to be completed by 2005;
- **the Nitrates Directive of December 12, 1991**, which relates to the protection of ground water from pollution by nitrates used in agriculture. This directive has been transposed into French law;
- **the Drinking Water Quality Directive of July 17, 1980**, which provides quality standards for drinking water, was revised in 1998 to improve water quality standards, including a lower level of lead in drinking water. The new regulatory standards must be met by December 2003.

The primary effect of these directives will be an increase in capital expenditures on infrastructure and increased cost of water analysis and oversight by operators. The Group's contracts generally protect it from the effect of regulatory change, by providing for a corresponding amendment to contract rates. Furthermore, the Group expects such changes to create development opportunities for its Ondeo Degrémont subsidiary. Customers may need to build new plants, replace or upgrade existing facilities, and tap cutting edge technologies. These are all services Ondeo Degrémont can provide.

The Group's activities in the United States are also subject to environmental, health and safety regulations by local, state and federal agencies.


WASTE
SERVICES

ORGANIZATION AND KEY FIGURES

SITA, the wholly-owned SUEZ Waste Services Division, is the European leader and one of the world leaders in waste management. SITA provides the complete range of waste services (excepting nuclear), from collection through waste-to-energy conversion and land filling in approved installations for both municipal and industrial customers. SITA's 2001 revenue breakdown between these two customer categories was 48% and 52% respectively. SITA is active in five areas:

- waste collection (traditional and selective);
- sorting and recycling;
- biological recovery and waste to energy conversion;
- domestic and industrial waste storage;
- urban and industrial cleaning services.

BUSINESS STRATEGY

In five years, SITA has become Europe's largest company in non-hazardous domestic and industrial waste management. With the transfer of Watco-EdS, SITA's business scope has grown further and is now comparable to the largest companies in its sector (in 2001, with revenues of EUR 5.3 billion, SITA is ranked fourth worldwide).

SITA's strategy is two-fold:

- **from the geographic perspective,** to strengthen its market share and improve profitability on the European market where SITA has already achieved critical mass; and to develop in priority expanding markets, such as in the Asia-Pacific region and in Brazil;
- **in terms of service offerings**, SITA emphasizes the industrial customer, which implies in particular the expansion of industrial hazardous waste treatment, and movement toward the vertical integration of waste streams, associating treatment with collection. An important move in this direction occurred in 2001 with the acquisition of Ensco and Heat in the United States.

Financial information in EUR millions	Year ended December 31, 2001	Year ended December 31, 2000
Revenues	5,286.6	5,028.1
Segment Profit (Ebitda)	833.3	813.6
Employed Capital	4,928.7	4,630.3
Employees	60,500	55,750



KEY FIGURES FOR 2001

- A world leader in managing waste
- Serving more than 74 million people and 350,000 industrial and commercial customers
- Market presence in more than 30 countries

In addition, with the creation of SITA One in March 2000, SITA has adapted its organization to this industrial-customer priority. This joint venture company offers SITA's 350,000 industrial customers integrated and coordinated services to satisfy all their needs.

Finally, a study has been launched recently to assess the synergy potential with the Group's Water Division.

SIGNIFICANT EVENTS DURING 2001

The year was characterized both by a reorganization of operations and continued commercial expansion, particularly in hazardous waste treatment.

Reorganization of operations

- January: following the Watco-EdS integration, SUEZ waste services were combined under SITA. Division activities were streamlined in countries where the Group had a strong combined presence (the United Kingdom and the Netherlands in particular).
- March: creation of SITA Recycling; its business is to coordinate and optimize international marketing of secondary raw materials resulting from the recycling activity of its main subsidiaries.
- October: creation of SITA Tech, the group's global waste management center.

Continued commercial expansion

- April: renewal for seven years of a domestic waste collection contract for the greater Lyons area (380,000 residents) plus urban cleaning of food markets.
- May: SITA awarded a contract for waste collection, recycling, and treatment by General Motors Powertrain located in Strasbourg.
- June: renewal for seven years of a global waste management contract with the city of Bristol. SITA's services cover the entire range of waste management, with emphasis on domestic waste recycling whose coverage is required to increase from 14% to 28%.
- The same month, in partnership with Rhodia (world leader in specialty chemicals), SITA established itself in the United States with the creation of Teris LLC which, upon acquisition of the assets of Ensco and Heat, immediately became the market's 3rd largest provider of thermal treatment for hazardous industrial waste.
- July: with the acquisition of Recycling Park, SITA became the Czech Republic's 2nd largest waste services operator.
- October: the Swedish car manufacturer Saab awarded SITA a global waste management contract covering its four Swedish plants.
- November: SITA expanded on the Brazilian industrial waste market with the creation of Essencis, a 50/50 joint-venture between its subsidiary Vega and Cavo, a Camargo Correa group subsidiary.
- December: in France, SITA won three ten-year industrial hazardous waste treatment contracts with Rhodia, Aventis Animal Nutrition, and Aventis Pharma.
- The same month, SITA won an eight-year contract with the city of Brisbane for selective waste collection.

BUSINESS OVERVIEW

Environmental regulations

SITA operates in a strictly controlled environment from the regulatory perspective. In France, contract awards by public sector entities are subject to the public procurement code and, more broadly, to European Directives requiring calls for tender for contract awards. SITA's waste storage and treatment sites must obtain authorization to operate and are regularly inspected. Finally, SITA

customers themselves are required to respect environmental standards.

As a general rule, European Union directives establish priorities among waste management methods, including reduction at source of waste produced, recycling, recovery, treatment and finally, as a last resort, land filling. The "producer-polluter pays" principle is also a major element in European Union legislation, particularly on specific solid waste streams, such as end-of-life vehicles, waste packaging, waste electronic and electrical equipment, batteries, and tires.

The primary European directives related to SITA's waste activities are:

- **the Waste Framework Directive of July 15, 1975,** which is the first European Union directive relating to treatment and disposal of waste. It promotes prevention and reduction of waste production and its harmful side effects by requiring the use of cleaner technologies to protect natural resources. This Directive introduced the "producer-polluter pays" principle; it was amended by the March 18, 1991 Directive which sets objectives relating to the reduction at source of waste and lists various ways of treating waste (recycling, composting, waste-to-energy, etc.);
- **the Packaging Directive of December 20, 1994** relates to packaging waste, including reduction at source, reusing, and recycling. It also sets recycling and recovery objectives for packaging waste in the European market. This directive is currently undergoing revision, with a new version expected to come into effect at the end of 2002;
- **the Landfill Directive of April 26, 1999** establishes new standards for landfill management, such as containment, as well as control and monitoring obligations. This directive was incorporated into French law and establishes landfill operator obligations for a period of 30 years after site closing. It is estimated that the impact of these measures on the cost of land filling to be between EUR 3 and EUR 20 per ton, varying substantially with local conditions;
- **the Directive on the Incineration of Waste of December 4, 2000** relates to hazardous and non-hazardous waste incineration and provides strict emission limits for incinerators and co-incineration installations in order to protect health, air, water, and land quality;
- other existing or planned directives cover specific waste streams from the perspective of the "producer-polluter" (end-of-life vehicles, waste electronic and electrical equipment, batteries, tires, etc.).

SITA's objective is to systematically meet or exceed all qualitative and quantitative requirements of all regulations applying to it. An action plan in each of its major business areas has been established for this purpose:

- in waste collection, the group's aim is to minimize greenhouse gas emissions by using "green" trucks (electric-powered trucks, natural gas and low sulfur diesel run trucks) and by dedicating a significant portion of investments to research and development to optimize vehicle size and collection routes to reduce fuel consumption, carbon dioxide emissions, and noise;
- in non-hazardous waste treatment, SITA's policy is to maximize recycling, produce high quality compost, produce environmentally friendly energy from waste-to-energy plants, and develop high-tech landfills; for the latter, SITA has initiated a methane capture program whereby the captured gas is burned to reduce the greenhouse effect and, where economically feasible, produce electricity;
- on its own and in partnership with cement-makers, using specialized furnaces the group is also developing high-temperature combustion treatment of hazardous waste. Hazardous waste recycling is also being carried out through reconditioning of used oil and solvents.

Business activity

The range of SITA business activities has grown with regulatory, technical, and economic changes and with increasingly specific demands from customers: in Europe, the development of reuse, recycling, and waste-to-energy conversion; in the Asia-Pacific region, improvements in the reliability of treatment plants and the development of urban services; in Latin America, the adoption of environmental standards.

2001 Geographical distribution of revenues


Africa
Middle-East
1.5%
Asia
Oceania
4.9%
South America
7.2%
France
21.2%
North America
10.2%
Other
European
countries
2.2%
Belgium
24.2%
Other EU countries
16.3%
UK
12.3%

2001 Revenues distribution per activity


Communications
1.4%
Waste Services
12.5%
Water
23.8%
Energy
62.3%

Whether through door-to-door collection services or service where individuals deliver their domestic waste to central locations, the collection phase seals the fate of waste: recycling, waste-to-energy conversion, stabilization, storage, etc. During the 1990's, SITA was a pioneer in selective domestic waste collection. Today 52.3% of SITA revenues are derived from waste collection; it owns a fleet of 14,000 heavy trucks adapted to selective, large object, and medical and industrial waste collection. The group also carries out onboard computerized identification and weighing checks for diverse applications: to optimize collection runs, weight invoicing of waste, etc. In 2001, the group collected 31 million tons of domestic, non-hazardous industrial and medical waste.

Prior to any kind of treatment, 220 sorting and conditioning centers facilitate the supply of ready-to-recover material via various channels. Sorting centers, specialized in recycling domestic waste and industrial packaging, are the cornerstone of the recycling industry. They provide a regular flow of quality material to the recyclers and, for the waste producers themselves, constitute an approved, long-term resource for disposal. In 2001, those centers received 8.4 million tons of waste, of which 6.5 have been recycled.

On an industrial level, SITA's 110 composting platforms reproduce the natural disintegration and oxygenation of organic matter. These platforms are more or less sophisticated, depending upon whether they handle green waste or sludge.

In the latter case, additional technical investments are used to ensure an odorless process and the substance's oxygenation. In 2001, the group composted 1.8 million tons of organic waste.

In its 56 installations worldwide, nearly 42 with waste-to-energy capabilities, SITA offers the best available expertise in urban waste incineration technologies, in the United Kingdom, and in France through Novergie. This activity is subjected to numerous regulatory controls which aim to minimize impacts (smoke, ash) and to convert the energy produced by waste combustion either into heat and/or electricity. In 2001, 5.5 million tons of domestic, non-hazardous industrial and medical waste were incinerated.

Land filling is the predominant way of treating waste. SITA rigorously adheres to all regulatory, technical, and environmental requirements covering its 240 landfills. Site selection must satisfy strict specifications concerning, among others, soil quality, absence of contact with ground water, and a minimum distance from housing. In the operational phase, all filling must be planned and controlled, discharges (biogas and leachates) captured, recovered or eliminated, and all environmental parameters regularly assessed. Once covered over, these sites continue to be watched for a period of 30 years, and are bonded by a bank guarantee. SITA operates landfills throughout the world. In 2001, 32 million tons of domestic and non-hazardous industrial waste were processed at its landfills.

Specialized SITA subsidiaries provide the group's expertise in hazardous industrial waste treatment: Teris, the 50/50 joint venture subsidiary of SITA and Rhodia; Watco Ecoservices; and France Déchets (100% SITA) for class I storage in France. SITA can thus offer customers solutions adapted to every type of hazardous industrial waste, from conditioning of quantities as small as 100 grams (particularly hazardous domestic waste or laboratory waste) up to hundreds of tons. In 2001, SITA companies treated 2.2 million tons of industrial hazardous waste through the following procedures: pre-treatment processing on ad hoc platforms, stabilization in class I storage centers, incineration of highly chlorinated or high sulfur-content waste, and energy conversion in cement kilns. This last specialty led to a fossil fuel savings in Europe of 205,000 tons equivalent of petroleum.

Through its sanitation and industrial maintenance activities, SITA provides local governments, individuals, and industrial customers sanitation, industrial cleaning (during plant shutdowns, for example), industrial hazardous waste collection services, and more specific services such as oil work, system controls, and water reservoir cleaning. In Argentina, for example, SITA provided maintenance for 7,000 kilometers of pipe in Buenos Aires, serving nine million people.

Urban cleaning is a municipal lifestyle issue as well as a public health necessity. Among other services, SITA provides mechanized and manual street-sweeping, street furniture upkeep, poster and graffiti removal, dog litter clean-up, snow removal, manicuring beaches, emptying trash containers, civic awareness communications, and so on. According to local needs, other services are offered, such as in Spain where SITA provides municipal park and gardens maintenance services.

MARKETS AND COMPETITION

In five years, the Waste Services Division has become the leading European operator in domestic garbage and non-hazardous waste. With the transfer to Waste Services of the Watco-EdS combination, previously assigned to the Energy Division, SITA generated revenues in 2001 of EUR 5.286 billion, ranking it as the fourth largest waste services operator in the world

behind the U.S. companies Waste Management and Allied Waste – concentrated moreover on their national market – and the French company Onyx, the Vivendi Environnement group subsidiary. The European market is dominated by two leaders, SITA and Onyx, followed by smaller players such as the waste division of the German company RWE and the British companies Shanks and Biffa.

The waste management market has significant growth potential, particularly in Europe where consolidation is much less advanced than in the U.S. market. In the U.S., the market share of the three largest players exceeded 60% in 2000 while for the same period in Europe this figure was estimated at 30%. Moreover, Europe is developing its own environmental model, distinguishing itself from the American model. It is becoming increasingly civic-minded (raising recycling targets, increasing pressure on landfill operations), which suggests opportunity for sustained organic growth.

Beyond the opportunities created by increased recourse to private partners by municipalities, the demand for services by industrial customers is growing at a much higher rate than national wealth. Industrial customers, already under pressure from increasingly strict environmental standards, are seeking global solutions to more and more complex problems, requiring heavy investment that only major players can afford. SITA's integrated offer – coordinated with SITA One and, in connection with major projects involving several Divisions, with Suez Industrial Solutions – can respond to these needs. To further enhance the group's offer and improve profitability, SITA is strengthening its industrial hazardous waste treatment activity through selective purchases, such as the 2001 Ensco and Heat acquisitions in the United States.

Financial information in EUR millions	Year ended December 31, 2001	Year ended December 31, 2000
Revenues	611.0	593.7
Segment Profit (Ebitda)	90.2	77.8
Employed Capital	1,012.2	646.6

ORGANIZATION AND KEY FIGURES

The Communications Sector consists of two major sections:

- **Media:** terrestrial television channels M6 and Paris Première, and satellite television operator TPS;
- **Broadband multi-media services:** cable operators Noos (France) and Coditel (Belgium) primarily for residential customers; FirstMark Communications France (which holds a national wireless local loop license) and Codenet, a fiber optic network operator, principally serve business customers.

The Group also holds minority interests in several other Communications companies, most notably SAGEM, a diversified French telecommunications equipment provider with a sizable defense business. Other investments are aimed at providing content for the Group's various Communications operations (e.g. Internet, on-line news).

STRATEGY

The Group's Communications sector is focused on television media and broadband multi-media services, primarily in France and Belgium. The guiding principle has always been to create value through profitable investments in new activities, generally with well-known industrial partners (e.g. with RTL Group for M6, with TF1 for TPS). Current strategy aims to optimize development of the Group's existing Communications activities without expanding their scope and not ruling out potential liquidation of certain assets.

SIGNIFICANT EVENTS DURING 2001

In late January 2001, the Group withdrew its application for a third-generation mobile telephone (UMTS) license because of

inadequate projected profitability. The Communications Sector has since proven its growth potential in the midst of a market downturn:

- January: FirstMark Communications France (FMCF) inaugurated and commercially launched the first French wireless local loop network.
- April-December: M6 launched reality television (Loft Story, then Popstars). The high ratings for these shows sustain the growth of advertising revenues.
- May: NTL and Morgan Stanley Private Equity assumed equity interests in Noos alongside SUEZ. France Telecom relinquished its stake, transferring to Noos the ownership and operation of its cable networks.
- December: figures confirmed the growth of M6, which registered the highest audience growth of all French channels in 2001, and of Noos, which attracted 43,000 new subscribers in one year.

DESCRIPTION OF ACTIVITIES

Regulatory environment

The Group's various Communications activities are subject to a vast array of European and national laws and regulations. The most important are cited below:

- The Television Without Frontiers Directive sets forth the legal framework for television broadcasting in the European Union. It requires broadcasters, when "applicable and by appropriate means", to reserve a majority of their programming for "European works". In addition, the Directive provides for a 10% quota for programs made by European producers who are independent of broadcasters. The Directive also limits the amount of time that may be devoted to advertising spots. Member States are free to introduce stricter requirements than those in the Directive for broadcasters within their jurisdiction.
- In France, the Communications Act (the amended "Loi sur la Liberté de Communication" of September 30, 1986) created the Audiovisual Commission, the regulatory authority that issues and renews licenses for television stations and cable networks (M6's television license was renewed in 2001 for a five-year period). Specific national measures have also been implemented. These include prohibitions against advertising certain products such as alcohol and tobacco and a waiting period between the cinema release of a film and its broadcast on pay TV channels (two years for national stations). French regulations have also imposed restrictions on the direct or indirect equity interest foreign entities can hold in companies that have been granted a French broadcasting license. Most significantly, no individual or legal entity may hold more than 49% of the voting rights in a French television station, either directly or indirectly.
- Telecommunications activities are subject to various industry framework provisions, particularly, licenses issued by the Telecommunications Regulatory Authority created by the Law of July 26, 1996. FirstMark Communications France holds a wireless local loop national license.

The French government wants to foster the development of terrestrial digital television. The main goal is to diversify offerings for French television viewers. A law aiming to do just that was adopted in 2000, but it is being implemented gradually given its many practical constraints. The law is not expected to become operationally effective until 2003.

Activities

The table below shows the 2001 revenue of the Sector's three main companies, exclusively engaged in communications.

M6	television	845	13,8
TPS	satellite television	457	18,8
Noos + Coditel	cable	373	17,3

Notes :
- M6 is consolidated on a proportional basis
- TPS is consolidated under the equity method
- The method for consolidating Noos changed on May 1, 2001 (proportional consolidation)

M6

M6 (Groupe Métropole Télévision), in which SUEZ holds a 37.88% interest as of December 31, 2001, is listed on the Paris Stock Exchange and is the number two privately owned French television network. In 2001, M6 reinforced this position with an average audience share of 13.5%, including 19.1% among homemakers under the age of 50 and 21.3% among 15 to 34 years old, its primary target audience. These figures respectively represent a 0.8%, 1% and 1.3% growth in audience share, the highest of any station. Its market share in terms of advertising revenue was 22.9% in 2001 compared to 21.4% in 2000.

M6 has an equity interest in several theme channels (its subsidiaries TEVA, M6 Music, and Fun TV; TF6 and Série Club, both 50/50 partnerships with TF1; and 11% of Paris Première). M6 also owns 25% of TPS and is developing diversified activities (internet, discs, etc.). Diversification business grew sharply in 2001 (+43.3%) and now represents 35% of the channel's revenue, limiting its exposure to cyclical fluctuations in the advertising market.

TPS

TPS, a company formed in 1996, is the number two French pay-TV satellite platform. At year end 2001, TPS broadcast its programs to nearly 1.1 million subscribers. SUEZ holds a 25% interest in TPS, as does M6, the Group's 37.88%-owned subsidiary. At the end of December 2001, TF1 announced that it had signed an agreement with France Télévision and France Telecom to buy out their combined 25% stake. Once the transaction is finalized, TF1 will hold a 50% interest in TPS, which will thus be evenly owned and controlled by two groups of shareholders.

TPS broadcasts in digital quality on all its over 160 channels, including the national channels TF1 and M6, for which it is the exclusive digital satellite broadcaster. TPS also offers four dedicated movie channels and owns soccer retransmission rights. In 2001, it created the new premium channel TPS Star, which primarily broadcasts movies and soccer as a direct competitor of Canal Plus Numérique. For movie broadcasting rights, it prefinances French films and has signed a series of pay-broadcast agreements with major American studios, including MGM, Paramount and Columbia.

TPS has also developed interactive services (weather, horse racing, games, etc.) to build subscriber loyalty.
By year-end 2001, TPS claimed approximately 40% of the national market, compared to Canal Satellite's 60%. This extremely rapid commercial development reflects the development potential of the pay television market in France. Barely one-fifth of French households – 96% of which have a television – currently receive more than five channels via cable and satellite[1] (by radio-frequency digital transmission in the future). By comparison, expanded channel penetration exceeds 75% in Germany and the United States and 35% in Great Britain. Only in other Latin countries is the situation similar to that of France (18% in Spain and 6% in Italy).

Noos et Coditel

Noos is the leading cable network operator in France, with an estimated 29% market share as of the end of September 2001[2]. Noos is the only cable operator in the City of Paris and ranks number one in the Paris region, home to 19% of the population of France and generator of 29% of the country's gross domestic product. Noos offers pay cable television services (an increasing percentage being digital) and unlimited Internet access. Since November 2001, Noos has in fact been the only cable operator marketing a complete range of unlimited internet-access services.
As of December 31, 2001, Noos and NTL France had 913,000 customers, or 1.159 million revenue generating units (RGUs)[3]. The following table shows the breakdown of these customers and the number of RGUs by service offered, as of the same date.

Analog TV	238,452
Digital TV	323,882
Internet	92,525
Telephone services	2,212
Total residential customer base	**657,071**
Antenna service	465,971
Business	35,591
Total	**1,158,633**

Note: pro forma data (subsequent to the NTL France transaction).

Taken separately, Noos increased its RGUs by nearly 16% in 2001. This growth was driven primarily by digital TV and Internet services, up 30% and 45% respectively for the period.
As a result of an agreement signed on May 18, 2001:
- Noos now owns its cable infrastructure, acquired in the merger with France Telecom's Plan Câble;
- new partners have been brought into Noos, with SUEZ now owning 50.1%, NTL 27% and Morgan Stanley Dean Witter Capital Partners IV, LLC 22.9%.

Noos subsequently acquired NTL's cable operations in France (Paris region and Toulon) in November 2001.
In Belgium, the Group serves approximately 60% of the cable television market through its subsidiary Coditel (also active in Luxembourg) and, through Electrabel, equity interests in 17 mixed inter-municipal companies.

1. *Other than Canal Plus.*
2. *Source: AFORM, 1-billion transaction adjusted data (2,4% market share).*
3. *The aggregate of all subscribers to each service (television, Internet and telephony).*

Other equity investments

The Group also holds significant equity interests in the following companies:

- Paris Première, a theme channel broadcast by cable and satellite TV;
- Codenet, a telecom services operator for companies active in Belgium and Luxembourg;
- A 50/50 Belgian joint venture between Coditel and MCI World Com providing long distance business communications services (voice, data) in Belgium;
- FirstMark Communications France (FMCF), a corporate telecom services provider holding one of two national licenses awarded by the Telecommunications Regulatory Authority in 2000. FMCF offers corporate clients modular high-speed access through its rapidly expanding DSL network. In May 2001, the Group increased its stake to 19% and agreed to subscribe bonds that may be redeemed in cash or shares in 2004. If the bonds are redeemed entirely in shares, SUEZ will directly or indirectly hold a majority of FMCF's fully diluted capital;
- COFICEM (22% interest), a holding company that owns a 38% stake in SAGEM, listed on the Paris stock exchange. SAGEM is active in telecommunications (equipment manufacturing) and defense;
- In 2001, the Group acquired 18% of Europatweb, an Internet incubator developed by Groupe Arnault for EUR 132 million.
- Suez Nov Invest, with capital of EUR 202.7 million, serves to identify, then propagate innovative technologies to Group businesses.

  The company takes minority stakes in young businesses with technologically promising, innovative projects, at every stage of the value chain and in every business area, which might become long-term partners for Group companies. Suez Nov Invest operates mainly in the European and North American markets, with a dual objective: to generate industrial growth and profitability. The Group derives profits from company investments either through buyouts by Group companies or disposals to outside investors. At year-end 2001, Suez Nov Invest's portfolio was valued at some EUR 15 million, principally invested in the communications sector.

  In 2002, Suez Nov Invest will focus its development on renewable energies (wind, biomass, and photo-voltaic power), distributed production (fuel cells), innovative water and sludge treatment processes, toxic waste disposal, and new multi-service offerings for industrial and municipal customers.

MARKETS AND COMPETITION

The Group is present on four key markets:

- Analog TV in France. On this market, M6's main competitor is private TV channel TF1, the market leader. In 2001, M6 improved its relative position;
- Pay television. SUEZ is the cable leader in France and Belgium, and second to Canal Satellite in satellite broadcasting;
- Corporate telecommunications. This market is currently going through a significant shake-out, with many small, alternative operators disappearing while others face persistent difficulties. The general trend is toward market consolidation;
- Internet access. The primary technology rivaling cable in this domain is ADSL.

Competition in the communications sector is generally tight. The Group has nevertheless successfully maintained its positions in a highly volatile market.

FORTIS

Fortis is active in insurance, banking, investment management and bancassurance and, with close to 70,000 employees, is among Europe's 20 leading financial institutions by market capitalization. It is listed on the Amsterdam, Brussels, and Luxembourg Stock Exchanges. In the Benelux, its domestic market, Fortis is one of the principal integrated financial service providers for individuals, business, institutional investors, and the public sector. Insurance activities accounted for close to half of the group's 2001 operating income, the other half being in banking and asset management. In 2001, Fortis continued to expand its insurance activities with acquisitions of niche market insurers, Core Inc. and Protective Life. Core Inc. is active in employee absenteeism management and disability reinsurance in the United States; Protective Life is a dental insurance provider. In addition, a partnership concluded with the China Insurance group enabled Fortis to enter the Chinese life insurance market. The group continued its strategy of refocusing its insurance activities with the disposal of Fortis Financial Group and Fortis Advisers Inc. to The Hartford, and disengagement from Australia with the sale of Fortis Australia to CGNU. In the banking sector, Fortis acquired the French business of Lombard North Central, the leasing subsidiary of Natwest–Royal Bank of Scotland.

Following internal restructuring at Fortis and at its two holding companies, Fortis B and Fortis NL (Benelux), decided at the General Shareholders' Meetings held December 14, 2001, SUEZ's direct investment, until then 19.6% in Fortis B (which itself owned 56.94% of Fortis), was reduced to 11.16% then, following disposals in December 2001, to 10.55%. The remaining SUEZ investment, valued at close to EUR 4 billion, is part of the Group's non-strategic assets which can be marshaled for the development of its global businesses.

These assets are part of a dynamic SUEZ financial management program which led to the July 2000 EUR 975 million bond issue exchangeable for Fortis shares, with a coupon and yield to maturity of 2.875%. If the bonds are fully converted, the SUEZ investment in Fortis would be reduced to 8.4%.

SI FINANCE

SI Finance continues to sell off the SUEZ direct investment portfolio. Disposals in 2001 came to EUR 145 million, achieving a balance between capital gains plus revenues versus provisions. The nearly complete liquidation of assets is expected to be achieved in 2003. The former management team for this activity now operates independently under the name Astorg and manages private equity funds raised with large international financial institutions; SUEZ's investment represents a very small minority position.

MANAGEMENT OF MARKET RISKS AND FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments primarily to manage its exposure to fluctuations in interest rates, foreign exchange rates, commodities and equity investments. Except for specific commodity trading transactions and certain one-off transactions, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities or cash flows.

Commodities

In the course of its operations, the Group is exposed to fluctuations in commodity prices, primarily on the gas and electricity markets. The growing liquidity of these markets enables the Group to enter into transactions to hedge these risks, using firm and option-based derivatives traded both on organized markets and over-the-counter. The objective of the Group is to protect itself against adverse movements in market prices which could affect the cost of supplies or margins earned on sales contracts. In addition, the Group uses commodity derivatives in the Energy Division in order to optimize prices offered to customers and in respect of positions taken on the Group's own behalf.

Risk on equity instruments

The Group holds a portfolio of unconsolidated equity investments, the market value of which is dependent on stock market prices. Impairment reserves are raised where the estimated value of these investments falls below their book value.
Group policy does not provide for the use of hedges to limit exposure to economic risks associated with fluctuations in the stock market price of listed assets held. Certain lines have been used to sell volatility by attaching call options to exchangeable bond issues.

In addition to straight-forward purchase and sale transactions, the Group occasionally uses equity swap and collar techniques, without significantly modifying its exposure to market risk.

Risk on foreign exchange instruments

The Group is exposed to currency risk on firm commitments denominated in foreign currency. The Group hedges risks related to firm commitments either by entering into specific insurance policies (such as Coface contracts in France) or by using forward contracts. The purpose of this hedging activity is to protect the Group against any adverse currency movements which may affect contract revenues.
The Group also hedges estimated cash flows related to forecast investments and divestments using firm and option contracts.
With respect to net investments in non-euro currencies, the Group generally hedges the associated currency exposure by using financing in the same currency. With regards to net investments in emerging markets, the foreign currency exposure is reduced through (i) contractual price adjustments negotiated in the concession contracts, (ii) foreign currency denominated contracts and (iii) increased costs and expenses in the local currency. Occasionally, derivative instruments such as foreign currency swaps, forward contracts or collars can also be used.

Risk on interest rate instruments

In order to optimize borrowing costs and protect against an increase in interest rates, the Group uses hedging instruments (interest rate swaps, FRA, Caps, Floors, etc.) which alter the fixed rate/floating rate structure of its debt.

Risk on liquidity instruments

SUEZ's main credit facilities contain legal covenants (change in controlling interests, crossed default, illegality, etc.) consistent with normal practice on the market and financial ratio requirements (Borrowings/Ebidta, Net gearing, Ebidta/net finance cost, etc.) compatible with the growth of the Group. These clauses are not likely to impact materially on the liquidity of the Group.
The facilities are occasionally linked to ratings awarded by rating agencies, but solely for the purposes of setting applicable credit margins.
Financing without recourse, or with limited recourse against SUEZ entities are secured, in particular, for project financing, where the Group wishes to share the risks specific to a project with certain financial backers. These financial arrangements are included in the scope of consolidation, totaled EUR 4.2 billion at the end of the year and concerned projects in the Energy and Water sectors undertaken in North and South America.
The Group's ability to honor these financial commitments is assured by the central treasuries of each Group division, with overall consistency supervised by corporate headquarters. Liquidity is founded on maintaining available cash balances and the ability to draw on credit facilities and issue treasury notes. The Group also launches bond issues to ensure a satisfactory level of permanent capital.
It is not Group policy to hold liquid deposits or to pledge marketable securities or financial instruments conferring entitlement to a share in its capital or that of its subsidiaries, as financial guarantees. The Group has a number of treasury note programs in each of its principal activity areas (France, USA, Belgium and the UK), with a total value of approximately EUR 4.2 billion. These programs are used for economic or structural purposes and offer SUEZ and its subsidiaries an attractive source of short-term financing. Confirmed banking facilities are allocated to these programs, to guarantee the liquidity of the assets held by treasury note holders.

Counterparty risk

Cash surpluses are invested and financial instruments traded with major international banks. Group counterparties are highly diversified, in order to avoid excessive concentration of this risk. They are selected based on ratings awarded by rating agencies and Group knowledge. Credit limits are also set for commodity trading based on counterparty ratings. Letters of credit and guarantees are requested, where necessary, to limit counterparty risk.

LEGAL RISKS

Regulations

SUEZ is subject to local regulations in its different activity sectors, particularly as regards health, safety and the environment in the Energy, Water and Waste Services Divisions and program content in the Communications Division. The final paragraph of Note 21 to the Consolidated financial statements (page 140) provides information on estimated future costs of environmental obligations resulting from changes in legislation. For more information on environmental risks, refer to the section on strategy, business description p. 47 for Energy, p. 57 for Water and p. 60 for Waste services.

Assets not owned outright

In France, assets used in the operation of public services managed by concession-holding private companies belong to the concession-granting authority, even where these assets are financed by the concession holder. These assets are recorded in the balance sheet under the heading "Assets under concession".

Specific taxation measures

In France, public service concession-holding companies may deduct additional amortization from pre-tax profits to reduce the carrying value of concession assets to zero by the end of the concession term and constitute the necessary funds to replace these assets and ensure the continued operation of the public services.

Disputes and litigation

The Group is involved in a number of claims and disputes with its customers that arise in the ordinary course of business and with tax authorities in certain countries. The Belgian tax authorities have assessed Tractebel SA for an amount of EUR 157 million and have made known their intention to issue a further assessment in the amount of EUR 31 million, in respect of past investments in Kazakhstan. Tractebel has appealed this assessment and, based on its analysis and the advice of independent legal counsel, the Group considers these claims to be without foundation.

Additionally, guarantees have been granted in respect of divestment transactions and claims have been submitted by certain buyers. The Group believes these claims to be without merit and intends to defend itself vigorously in these matters.

None of these disputes, litigation, claims or guarantee calls are of a nature to materially affect the Group consolidated financial statements, either individually or collectively.

INSURANCE

In order to protect the Group, SUEZ uses a number of complex risk transfer techniques contracted with global insurance and reinsurance companies.

The general structure of these protective measures is organized around:

- the activity sector concept, enabling the identification of uniform risk families, encompassing risks with a high probability of occurrence but which are relatively unimportant in amount;
- transversal protection schemes covering risks with a low probability of occurrence, but a potentially material impact, providing a uniform level of protection and securing essential operating aspects of the Group.

More precisely, the Group has a third-party liability program providing worldwide coverage, of comparable capacity to that of other companies of the same size. It seeks to guarantee the monetary consequences of third-party liability claims faced by operating entities in respect of their activities, as a result of physical, material or intangible damage caused to third parties. While the program capacity has been main-

tained at pre-existing levels, the events of September 11, 2001 have led insurance companies to restrict the nature of guarantees provided, in particular as regards terrorist acts.

The Group owns and operates electricity producing nuclear power plants in Belgium. The associated responsibilities are covered by a specific insurance policy clearly defined by Belgian law and international agreements. The current program complies with these obligations.

Group assets are covered by damage insurance policies, certain of which encompass associated operating losses and/or additional costs where justified by the nature of the risk. Contractual limits on compensation are in principal based on prior estimates or maximum possible loss.

The turnaround in the market following the events of September 11, makes it particularly difficult, or nearly impossible, to insure against terrorist acts in certain countries. The recent creation of co-reinsurance pools, such as Gareat in France and Pool RE in the UK, offers a partial solution until the traditional market recovers its underwriting capability. The level of retention differs depending on the type of risk covered and market practice, but is determined to ensure compatibility with the capacity of the financing entities.

In other sectors, such as car insurance and accidents in the workplace, the Group complies with obligations resulting from local legislation in the countries in which its subsidiaries are located.

OTHER SPECIFIC RISKS

Emerging country operations

We expect the share of total Group revenues generated in emerging countries (approximately 13% in 2001) to increase. Our activities in emerging countries exposes us to a certain number of risks, in particular GDP volatility, economic and governmental instability, regulatory changes, nationalization or expropriation of private assets, debt recovery problems, employee unrest, significant fluctuations in interest and exchange rates, the deduction of taxes or similar amounts by foreign government or local authorities, exchange rate control or other measures and unfavorable restrictions imposed by foreign governments.

Group decisions concerning emerging country operations form part of a selective strategy, integrating a certain number of protective measures explained in Section 1 above. Risks are also specifically addressed in the drafting of major long-term contracts.

The specific context of recent events in Argentina is discussed in Note 21.4 to the consolidated financial statements.

SIMPLIFIED ORGANIZATIONAL CHART AT DECEMBER 31, 2001

suez

ENERGY



Tractebel

(98.8%)

WATER



ONDEO

(100%)

WASTE SERVICES



SITA

(100%)

COMMUNICATIONS

TV Média: M6 (37.88%) • Paris Première (93.38%) • TPS (34.41%)

Broadband Distribution: Noos (50.1%) • Coditel (79.1%)
• FirstMark Communications France (19%) • Codenet (99.5%)

Suez Nov Invest: (100%)

Coficem - Sagem: (22.86%)

Tractebel Electricity & Gas Europe : Electrabel (43.2%) • Dunamenti (Hungary - 32.32%) • Rosen (Italy - 42.98%) • Electrabel Nederland NV (Netherlands - 43.2%) • Energie du Rhône (France - 21.17%) • Polaniec (Poland - 24.7% Tractebel) • Distrigaz (46.28%) • Fluxys (46.28%)

Tractebel Electricity & Gas International : Tractebel USA Inc. (USA - 98.82%) • Trigen (USA - 98.82%) • Tractebel LNG NA (USA - 98.82%) • Tractebel LNG Ltd (UK - 98.82%) • Gerasul (Brazil - 74.63%) • Cogeneration Public Company (Thailand - 96.87%) • Tractebel Andino (Chile - 98.82%) • Hanjin City Gas (South Korea - 74.11%)

Tractebel Industrial Installations & Maintenance (98.82%) : Fabricom • Ineo • Endel • GTI

Tractebel Energy Related Services (98.82%) : Elyo • Axima

Tractebel Engineering (98.82%)

Ondeo Services : Northumbrian (UK - 82.50%) • United Water (USA - 100%) • Lyonnaise des Eaux France (100%) • Agbar (Spain - 25.47%) • Aguas Argentinas (Argentina - 46.30%) • Lydec (Marocco - 60%) • Aguas Andinas (Chile - 29.64%) • SAAM (Macao - 25.52%)

Ondeo Nalco (100%)

Ondeo Degrémont (100%)

Collection & Treatment (non-hazardous waste): SITA France (99.90%) • SITA UK (100%) • SITA Holding Deutschland (100%) • SITA Nederland (100%) • Watco (Belgium - 100%) • SITA Sverige (Sweden - 91%) • SITA Finland (100%) • CESPA (Spain - 50/50 with Agbar) • VEGA (Brazil - 100%) • CLIBA (Argentina - 45%) • Swire-SITA (Hong Kong 50%) • SITA Australia (100%)

Hazardous industrial waste: Teris (50%) • Teris LLC (USA - 50%) • Scori (40.48%)

SUEZ INDUSTRIAL SOLUTIONS

OTHERS

Fortis (10.6%)

SI Finance (100%)

MANAGEMENT REPORT

Throughout 2001, a year marked by tragic events, SUEZ demonstrated the relevance of its industrial model:

- all Group businesses reported growth and, in particular solid internal growth;
- the three global businesses enjoyed increased levels of activity and improved performance;
- the financial structure is solid and stable and enhanced by non-core assets available for sale with a total market value of EUR 8.3 billion.

REVENUE TRENDS

In millions of EUR	2001	2000	Change	[illegible]	[illegible]	[illegible]
Energy	26,373.9	19,585.8	34.7%	6,788.1	2,103.3	(163.8)
Water	10,087.7	9,357.7	7.8%	730.0	349.8	(8.1)
Waste Services	5,286.6	5,028.1	5.1%	258.5	9.1	(69.7)
Communications	611.0	593.7	2.9%	17.3	(75.6)	-
Other	-	51.7	-	(51.7)	(51.7)	-
GROUP TOTAL	**42,359.2**	**34,617.0**	**22.4%**	**7,742.2**	**2,334.9**	**(241.6)**

Total Group revenues amounted to EUR 42.4 billion in 2001, up 22.4% on 2000 (13.4% excluding trading activities).

This substantial increase reflects SUEZ's ability to achieve constant, high growth, despite an uncertain economic environment. The growth mechanisms driving the Group's activities remain intact: demographic and economic growth, environmental challenges, delegated management, industrial outsourcing and deregulation. It also underlines the Group's ability to take advantage of its positions in its three global businesses, both internationally and in its domestic markets.

- Internal growth, excluding changes in Group structure, exchange rate fluctuations and trading activities, totaled 7.1%. This growth rate outstripped that of the economies in the countries where SUEZ is present, confirming the structurally dynamic nature of the SUEZ businesses.
- External growth contributed 6.7 percentage points to total growth. Changes in Group structure (EUR 2,334.9 million) reflect recent Group acquisitions. In the Energy segment these included the acquisition of Electrabel Nederland (formerly EPON, Netherlands), Energie Saarlorlux (Germany), Tractebel LNG North America (formerly Cabot LNG, USA), and the Sithe Energy subsidiaries in Thailand and the entry into the Fabricom Group of Axima-Winterthur (formerly Sulzer Infra) and GTI. In the Waste Services segment these included the acquisition of SITA Australia and SITA Sverige (Sweden) and in the Water treatment business the purchase by Ondeo Nalco of Exxon's interest in ONES (formerly NEEC).

Internationalization: revenues generated outside France and Belgium (EUR 23.1 billion) rose 37.7% (20.7% excluding trading activities) compared to 2000 and represented some 54.6% of total revenue (48.5% in 2000).

CORE BUSINESS SECTORS

Energy (Tractebel): up 34.7%

Overall, Energy activities rose 34.7% compared to 2000, including internal growth of 8.5% (excluding trading activities), despite a fourth-quarter fall in gas prices.

Tractebel Electricity & Gas Europe activities rose 41.6% in absolute terms and 8.5% net of changes in Group structure, exchange rate fluctuations and trading activities.

- Electricity: overall, revenues remained stable. The deregulation process in Europe resulted in a transfer of revenue from public distribution to direct sales to industrial customers. The impact of price reduction decisions concerning electricity sales to the general public was offset by fuel price increases passed on to the customer.

- Gas: this activity reported an increase of EUR 706 million, with a 27% rise in average prices and stable sales volume.
- Trading activity levels (up EUR 3,188 million) confirmed the key role played by Electrabel in this sector in Europe and form part of the Group's global energy package.

Tractebel Electricity & Gas International activities reported growth of 42% thanks to:

- internal growth of 16.7%, due to the excellent performance of Tractebel's international operations, in particular in Latin America (Gerasul in Brazil, up EUR 261 million) and Asia (Hanjin City Gas in Korea, up EUR 53 million);
- the entry into the scope of consolidation of Tractebel LNG (up EUR 555 million, consolidated from October 1, 2000) and the Sithe Energy Thailand subsidiaries (up EUR 349 million, consolidated from November 1, 2000).

The 21.9% growth in Energy and Industrial Services is mainly due to the marked internal growth enjoyed by Elyo (up EUR 236 million), both in the USA and Europe and, to a lesser extent, to the Fabricom Group (up EUR 94 million). Overall, internal growth totaled 5.6%. Changes in Group structure accounted for EUR 1,115.7 million of the increase in revenue and primarily concerned Axima-Winterthur (formerly Sulzer Infra, EUR 482 million for five months) and GTI (EUR 386 million for four months).

[illegible]	[illegible]	[illegible]	[illegible]
Tractebel Electricity & Gas Europe	14,423.9	10,183.5	41.6%
Tractebel Electricity & Gas International	3,469.0	2,442.2	42.0%
Energy & Industrial Services	8,481.0	6,960.1	21.9%
TOTAL	**26,373.9**	**19,585.8**	**34.7%**

Water (Ondeo): up 7.8%

The Water division reported total growth of 7.8%, including internal growth of 4.1%.

Water management activities (Ondeo Services) increased 6.3%.

- International revenues rose 7.4%, including internal growth of 5.7%. Performance levels were particularly good in Spain and Latin America (treatment plants brought on-line in Chile and Colombia).
- In France, with a slight increase in volumes, internal growth reached 4.4%, due to both the development of treatment activities and an increase in services to industrial companies.

Water treatment activities (Ondeo Nalco), with its primarily industrial customer base, grew 12%. Despite a downturn in the US economy, internal growth totaled 2%. Growth was particularly good in the Energy Services division (petroleum and petrochemical industries) where Ondeo Nalco strengthened its leadership position with the buy-out, in June 2001, of the ONES minority interests (water treatment and process chemicals for the petroleum industry). Turnkey engineering activities (Ondeo Degrémont) reported growth of 5.3%, primarily attributable to the expansion of the municipality market in Europe. Fiscal 2001 was marked by a high level of orders (EUR 968 million, up 31%), which in turn will generate a significant increase in revenues in 2002.

[illegible]	[illegible]	[illegible]	[illegible]
Ondeo Services	6,230.6	5,863.3	6.3%
• International	*3,932.1*	*3,660.6*	*7.4%*
• France	*2,298.5*	*2,202.7*	*4.3%*
Ondeo Nalco	2,946.1	2,629.3	12.0%
Ondeo Degrémont and other	911.0	865.1	5.3%
TOTAL	**10,087.7**	**9,357.7**	**7.8%**

Waste services (SITA): up 5.1%

Waste services revenues, excluding changes in Group structure and exchange rate fluctuations, rose 6.3%. Activity was particularly good in Spain and the Netherlands. In France and Belgium internal growth totaled 5.5% (excluding changes in Group structure). Entries into the scope of consolidation primarily concerned acquisitions in Australia and Scandinavia and were offset by the removal of the French Group SEN (Société Européenne de Nettoyage), now accounted for under the equity method.

In millions of EUR	2001	2000	[illegible]
France – Belgium	2,016.0	2,013.7	0.1%*
Other European countries	2,767.2	2,576.9	7.4%
Rest of the world	503.4	437.5	15.1%
TOTAL	**5,286.6**	**5,028.1**	**5.1%**

** Internal growth, excluding changes in Group structure, totaled 5.5%.*

Communications

With a constant Group structure, consolidated revenues generated by the Communications division rose 15.6%[1]. Total (100%) revenues of subsidiaries rose 16% to EUR 1,676 million:

- cable activities (Noos, Coditel) increased 17.3%, thanks to the TV/Internet product range;
- M6 revenues grew 13.8%, due to an increase in advertising revenues (up 2.6%) and diversification (up 43.3%);
- TPS revenues increased 18.8% following an increase in subscriber numbers.

Communications subsidiary activities (100%)

[illegible]	2001	2000	[illegible]
Noos [1], Coditel	373.4	318.2	17.3%
M6 [2]	845.3	742.5	13.8%
TPS [3]	457.3	384.8	18.8%
TOTAL	**1,676.0**	**1,445.5**	**15.9%**

1. Noos is fully consolidated up to May 1, 2001 and proportionally consolidated thereafter.
2. M6 is proportionally consolidated.
3. TPS is accounted for under the equity method.

GEOGRAPHICAL BREAKDOWN OF REVENUES

The share of revenues generated outside France and Belgium increased across the whole Group, rising to 54.6% in 2001 from 48.5% in 2000.

Energy	4,265.5	9,724.6	12,383.8	4,057.0	8,601.3	6,927.5
Water	2,611.0	40.5	7,436.2	2,524.1	47.7	6,785.9
Waste services	1,600.9	380.7	3,305.0	1,555.2	398.8	3,074.1
Communications	508.3	91.7	11.0	504.3	81.5	7.9
Other				47.8	1.9	2.0
GROUP TOTAL	**8,985.7**	**10,237.5**	**23,136.0**	**8,688.4**	**9,131.2**	**16,797.4**

Revenues break-down by geographical area as follows:

[illegible]	[illegible]	[illegible]	[illegible]
France	8,985.7	8,688.4	+3.4%
Belgium	10,237.5	9,131.2	+12.1%
Other EU countries	12,122.6	7,777.2	+55.9%
Other European countries	910.9	620.5	+46.8%
North America	4,301.7	3,400.8	+26.5%
South America	3,055.5	2,752.4	+11.0%
Asia and Oceania	2,093.1	1,623.1	+29.0%
Africa	652.2	623.4	+4.6%
INTERNATIONAL SUB-TOTAL	**23,136.0**	**16,797.4**	**+37.7%**
TOTAL	**42,359.2**	**34,617.0**	**+22.4%**

The principal changes in scope are:

- for the European Union: Energie Saarlorlux, Axima Winterthur (formerly Sulzer Infra), SITA Sverige, GTI and Electrabel Nederland;
- for North America: Tractebel LNG and ONES;
- for Asia-Oceania: Sithe Energy.

The marked increase in European Union revenues is mainly due to the expansion of energy trading activities in the United Kingdom.

Exchange rate fluctuations had little impact (total negative impact of EUR 242 million, primarily related to Brazil).

SEGMENT PROFIT BY BUSINESS SEGMENT

Segment profit (Ebitda)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Energy	4,331.0	19.1%	3,958.0	9.4%
Water	2,290.6	22.7%	2,133.0	7.4%
Waste Services	833.3	15.8%	813.6	2.4%
TOTAL GLOBAL BUSINESSES	**7,454.9**	**19.6%**	**6,904.6**	**8.0%**
Communications	90.2	14.8%	77.8	16.0%
Other	192.8	nm	432.3	nm
GROUP TOTAL	**7,737.9**	**20.0%**	**7,414.7**	**4.4%**

* *Excluding trading.*

The Group's global businesses generated 96% of total Ebitda (93% in 2000) and recorded growth of 8% despite a fall of close to 2 points due to exchange rate fluctuations.

Tractebel growth was fueled by its international electricity and gas activities, while growth recorded by gas and electricity activities in Benelux remained satisfactory (up 4.5% on a constant Group structure and exchange rate basis), despite price reductions in the regulated electricity sector. Internal growth exceeded 6%.

Ondeo growth was primarily internal (Group structure changes offset by exchange rate fluctuations) and mainly concerned Ondeo Services' international activities. Ondeo Nalco growth (of around 4%) is of particular note, given the difficult economic climate in the USA in the second half of 2001.

SITA faced falling prices for landfill disposal in the UK and falling paper prices in Germany and to a lesser extent

France and Belgium (on average, the price of paper fell close to 50% in these countries between 2000 and 2001).

OTHER INCOME STATEMENT ITEMS

Purchases and changes in inventory (EUR 15.7 billion in 2001) rose over 50% in 2001, primarily due to the high volume of fuel purchases performed as part of trading activities.

Operating income rose 7.6% to EUR 4.06 billion and represents 10.6% of revenues, excluding trading activities. This ratio is relatively stable compared to last year.

The net financial loss is EUR 1.26 billion, compared to EUR 0.97 billion in 2000. This increase is primarily due to the full year impact of changes in the Group's debt structure, due to acquisitions in the second half of 2000, partially offset by a fall in interest rates.

Overall, current income of consolidated companies is stable at EUR 2.8 billion and represents some 7.3% of revenues, excluding trading activities. The difficulties encountered by SITA in the UK and Germany (see Gross operating income comments above), the increase in finance costs (full year impact of financing 2000 acquisitions, in particular in the Energy division) and the decrease in SI Finance's contribution (venture capital activities were restricted by the poor performance of the financial markets), were the key reasons behind this slight downturn in the revenues margin.

Net exceptional income is EUR 826.2 million, compared to EUR 568.7 million in 2000, with a Group share of EUR 895 million, compared to EUR 510 million in 2000. The Group share of exceptional income includes capital gains on disposals (EUR 1,524 million, Group share net of tax), relating, in particular, to the sale of Vinci (EUR 298 million), TotalFinaElf (EUR 163 million) and Fortis (EUR 100 million) securities, the impact of the increase in the Group's stake in Noos (EUR 310.3 million), the SES exchange gain (EUR 136.1 million) and the net capital gain arising on the conversion of the Axa bonds (EUR 256 million).

The Group share of exceptional net expenses is EUR 629 million. This includes restructuring plan costs (EUR 147 million), in particular regarding the Electrabel plan (Group share of EUR 44 million) and Ondeo Nalco supply chain rationalization and integration costs (EUR 91 million). It also includes write-downs of long-lived assets (EUR 296 million), essentially relating to the investment portfolio, certain communication assets (notably Europ@web) and certain goodwill balances, mainly recognized by the Waste Services division in the UK. Finally exceptional expenses include foreign exchange losses in Argentina (Group share of EUR 80 million, net of releases from emerging country provisions of EUR 118 million).

The income tax charge, primarily consisting of the current tax charge, amounts to EUR 722 million. The effective tax rate is slightly less than 20% and remains low due to the exemption of capital gains from taxation or their taxation at reduced rates.

The share in income of companies accounted for under the equity method is EUR 334 million, compared to EUR 511 million in 2000. This decrease followed the removal of Vinci from the scope of consolidation on May 1, 2001 and a reduction in Fortis' contribution (under the combined impact of a fall in Fortis net income and a decrease in the Group's percentage interest).

Total net income is EUR 2,821 million. The minority interests share is EUR 735 million (EUR 936 million in 2000) and primarily concerns Electrabel and the Group's South-American subsidiaries.

The Group share of net income is EUR 2,086.7 million, up 8.7% on 2000. This increase is mainly due to the operating performance of the Group's three global businesses (Energy, Water and Waste Services), which generated current income, Group share of EUR 1,154 million (up 12.5% on 2000), the Communications division, which contributed EUR 232.3 million to the Group share of net income (compared to a net loss of EUR 39.2 million in 2000) and finally the other exceptional net gains described above, the increase in which partially offset the decreased contributions of Fortis and Vinci.

Diluted earnings per share, based on the average number of shares outstanding, excluding treasury stock (1,005.8 million shares in 2001) is EUR 2.08, up 7.6% on the fiscal year 2000 (EUR 1.94).

RETURN ON CAPITAL EMPLOYED

Return on capital employed is measured as the ratio between Net Operating Income After Tax (NOPAT) and capital employed at the beginning of the year (adjusted for material changes in Group structure and exchange rate fluctuations, on a time apportioned basis).

NOPAT is calculated as follows:

[illegible]	[illegible]	[illegible]
Segment profit (Ebitda)	7,737.9	7,414.7
Depreciation, amortization and provisions	(3,098.7)	(3,025.7)
Current tax expense	(500.6)	(599.2)
Cancellation of amortization of intangible asset fair value adjustments*	87.6	84.9
Other	(60.9)	(10.6)
NET OPERATING INCOME AFTER TAX (NOPAT)	**4,165.3**	**3,864.1**

* *Intangible assets resulting from the allocation of initial differences on consolidation, net of associated deferred tax liabilities, are treated here as goodwill. Their value before amortization and net of deferred tax is, therefore, included in capital employed and their amortization excluded from NOPAT.*

Capital employed is calculated as follows:

[illegible]	[illegible]
Gross goodwill, net of exceptional amortization	10,771.9
Net tangible and intangible assets	40,889.6
Concession accounts	(4,602.7)
Financial assets, excluding loans and receivables from equity investments	10,053.4
Working capital requirements	362.1
Reserves for contingencies and losses	(9,917.7)
Adjustments to intangible fair value adjustments (see above)	(888.0)
2001 changes in Group structure and exchange rate fluctuations	326.1
CAPITAL EMPLOYED	**46,994.7**

Return on capital employed (ROCE) of the global businesses breaks down as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Energy	2,346.9	19,421.6	12.1%	11.9%
Water	1,171.7	17,211.0	6.8%	7.3%
Waste Services	389.1	4,845.4	8.0%	10.1%
Global businesses	**3,907.7**	**41,478.0**	**9.4%**	**9.8%**

The Energy division reported ROCE of 12% in 2001. This stability was marked by growth of over 23% in NOPAT, under the combined influence of entries into the scope of consolidation and the increased importance of prior year international projects and acquisitions.

The decrease reported by the Water division is primarily due to the buy-out of UWR minority interests in 2000 (the increase in capital employed of approximately EUR 1.12 billion not being immediately offset by growth in NOPAT reported by this subsidiary, already fully consolidated prior to the buy-out) and a full year's impact of the price reductions imposed by the UK industry regulator.

The decrease reported by the Waste Services division is primarily due to difficulties encountered by SITA in Germany, due to a fall in recycled paper prices and in the UK, following a drop in landfill disposal prices in the regions where the Group operates.

FINANCING

Movements during the period break down as follows:

Operating cash flows

Totaled EUR 4,816.7 million, representing a rise of 7.2% on 2000. Changes in Group structure contributed EUR 67.4 million to this increase (principally GTI, SITA Sveridge and Axima Winterthur, formerly Sulzer Infra).

The contribution of the different businesses to cash flow breaks down as follows:

Energy	3,296.7	2,932.1	12.4%
Water	1,198.7	1,011.0	18.6%
Waste Services	530.1	560.6	(5.9)%
TOTAL GLOBAL BUSINESSES	**5,025.5**	**4,503.7**	**11.5%**
Communications and Other	(208.8)	(11.5)	–
GROUP TOTAL	**4,816.7**	**4,492.2**	**7.2%**

Reconciliation of segment profit (Ebitda) and cash flow:

Segment profit (Ebitda)	7,738
Dividends received from equity investees less related share in consolidated current income	(233)
Net cost of borrowings	(1,426)
Net payment of exceptional expenses, excluding capital gains	(819)
Income tax expense	(642)
Other	199
CASH FLOW	**4,817**

Working capital requirements fell EUR 585.8 million overall (despite a EUR 66.7 million increase due to changes in Group structure), partly due to debt securitization transactions performed in 2001 in the amount of EUR 147.5 million.

Investing flows

Net investments totaled EUR 4,272 million in 2001, compared to EUR 9,538 million in 2000.

Capital expenditure totaled EUR 4,391 million in 2001, compared to EUR 4,567 million in 2000 and was incurred 47% by the Energy division and 34% by the Water division (45% and 35% in 2000 respectively).

Financial investments comprised the following external growth transactions:

- EUR 3,432 million in 2001, including GTI (EUR 335 million), Axima Winterthur (formerly Sulzer Infra, EUR 251 million) and the acquisition of further interests in the Sithe subsidiaries, Electrabel and Finoutremer (EUR 559 million) in the Energy division, the buy-out

of Northumbrian (EUR 70 million) and ONES (EUR 340 million), minority interests in the Water division and FirstMark Communications (EUR 231 million) in the Communication division.

- EUR 7,610 million in 2000, including Tractebel Nederland (formerly Epon, EUR 2,192 million), Tractebel LNG (formerly Cabot, EUR 746 million), Sithe Pacific (EUR 292 million) and the purchase from Vinci of its industry service subsidiaries, Inéo and Endel (EUR 280 million) in the Energy division, Aguas de Cordillera (EUR 206 million) and the buy-out of UWR minority interests (EUR 1,125 million) in the Water division and Pacific Waste Management (EUR 159 million) in the Waste Services division.

The continuation of our non-core asset arbitration program generated divestments in 2001 of EUR 3,128 million, including sales of equity investments in Vinci (EUR 847 million), Fortis (EUR 402 million), Hidrocantabrico (EUR 329 million) and USCC (EUR 111 million).

Financing flows

Dividends paid in 2001 and associated tax credits generated a total cash outflow of EUR 1,569 million, compared to EUR 1,388 million in 2000.

Loan repayments and new loans secured generated a net cash inflow of EUR 549 million, compared to EUR 4,056 million in 2000.

The main loan issues in 2001 concerned:

- Ondeo Services UK, a subsidiary of Ondeo: the existing bond issue maturing in 2023, at a cost, net of commission of 6.46%, represents an increase of GBP 150 million (EUR 246 million);
- Northumbrian Water Finance Plc: GBP 300 million bond issue (EUR 493 million), maturing in 2017, at a cost, net of commission, of 5.96%;
- SUEZ SA: various bond issues including a EUR 247 million issue exchangeable for Umicore shares (formerly Union Minière), a EUR 230 million issue exchangeable for Vinci shares and a classic EUR 500 million issue;
- Energy division: new project financing arrangements secured by Tractebel Electricity & Gas International totaling EUR 368 million and three bond issues performed by Tractebel Invest. International totaling EUR 350 million.

The main loan repayments concerned:

- Energy division: EUR 2,078 million (including EUR 795 million by Tractebel Electricity & Gas International, EUR 595 million by the Tractebel group financing subsidiaries and EUR 291 million by Electrabel);
- Water division: EUR 688 million (including EUR 204 million by Northumbrian, EUR 195 million by UWR and EUR 167 million by Aguas Argentinas);
- SUEZ Finance Limited: this company converted its short-term debt into long-term debt, reducing it at the same time by EUR 200 million.

In addition, the EUR 1.6 billion increase in borrowings and long-term debt between December 31, 2000 and 2001, is due to changes in Group structure in the amount of EUR 0.5 billion (notably the Waste services division) and exchange rate fluctuations in the amount of EUR 0.6 billion (primarily concerning the US dollar).

Net purchases of treasury stock totaled EUR 53.1 million in 2001, compared with net sales of EUR 235.8 million in 2000.

FINANCING POLICY AND NET DEBT AS OF DECEMBER 31, 2001

The Group financing policy seeks to:

- finance the growth of the Group's businesses, while ensuring the balance and stability of the balance sheet, a pre-requisite for our long-term contract based activities;
- provide the Group with financial flexibility, its liquidity being supported by liquid non-core assets and diversified financing sources. This diversity is demonstrated by the use of a wide range of classic financing arrangements, secured both with banks and on the capital markets. For each of these two principal financing sources, the Group ensures the diversification of its net debt, through recourse to banking syndicates or issues on capital markets for short, medium and very long maturities.

Cash management

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services - TCMS), before being redistributed to borrower entities. An intermediate

pooling is performed either at the business level (Tractebel, Ondeo Nalco, Ondeo Degrémont, SITA, etc.), or by geographical area (SUEZ Finance LP for the US Dollar, SUEZ Finance and TCMS in Belgium for the euro, etc.). Any residual balance is invested to ensure maximum liquidity for minimum risk.

Financing policy

The Group uses the various instruments available on financial markets (treasury notes, US commercial paper, medium term notes, bond issues, convertible bonds, bank facilities, commercial debt securitization, etc.) to ensure liquidity while minimizing the cost of debt.

Depending on its nature, the financing is carried by SUEZ (convertible bond issues, bank facilities), the EIG SUEZ Alliance (bond issues), special-purpose financial vehicles (treasury notes, US commercial paper, medium term notes, etc.), or directly by the subsidiaries (bank facilities, capital leases, project financing, etc.).

Financing is generally denominated in the same currency as the cash flows generated by the assets financed, and primarily the euro, US dollar and pound sterling.

Net debt as of December 31, 2001

Net debt per the balance sheet stands at EUR 28,009 million at the end of 2001, compared to EUR 26,355 million at the end of 2000.

Economic net debt (after deduction of the market value of monetized assets) is EUR 24.5 billion, compared to EUR 22.6 billion at the end of 2000. The debt/equity ratio increased from 111.5% at the end of 2000 to 117.5% at the end of 2001, primarily as a result of exchange rate movements.

Gross debt totaled EUR 33,761 million at the end of 2001, compared to EUR 32,192 million at the end of 2000, and breaks down as follows:

- it is denominated 50% in EUR, 34% in USD and 10% in GBP (compared to 61%, 24% and 8% respectively as of December 31, 2000), after exchange rate instruments;
- and is 55% fixed-rate (compared to 47% as of December 31, 2000), after interest rate instruments.

The average maturity remains 5 years.

The average cost of gross debt is 5.29% in 2001, after financial instruments, while the average cost of net debt is 5.52%. The gross debt instantaneous average rate is 4.80%, after financial instruments, and the net debt rate is 4.95%.

At the end of 2001, the Group had available authorized credit facilities and treasury note back-up lines totaling EUR 5,934 million (EUR 4,894 million as of December 31, 2000).

On February 20, 2002, the EIG SUEZ Alliance launched a EUR 1,250 million bond issue redeemable at par on January 20, 2009. Each bond of EUR 1,000 nominal value bears interest at 5.50%, payable annually on the anniversary date. SUEZ Alliance is an Economic Interest Grouping comprising SUEZ and SUEZ Finance SA (managing partner), SITA and SITA France, Ondeo and Lyonnaise des Eaux, Elyo, a Tractebel subsidiary, and Tractebel, which joined SUEZ Alliance on March 5, 2002. This EIG provides a legal structure for the *de facto* joint and several liability between SUEZ and its main wholly-owned subsidiaries and offers SUEZ Alliance creditors a right of recourse against all of its members. It is intended that SUEZ Alliance will become SUEZ's preferred financing vehicle on the bond markets.

OTHER BALANCE SHEET HEADINGS

Fixed assets total EUR 63.71 billion. Goodwill (EUR 10.3 billion) is up EUR 0.6 billion on 2000, due primarily to the entry into the scope of consolidation of GTI (EUR 0.24 billion) and Axima Winterthur (formerly Sulzer-Infra,EUR 0.20 billion) within Tractebel, and the buy-out of minority interests in ONES (EUR 0.28 billion) within Ondeo Nalco. Finally the increase in equity securities (EUR 2.6 billion) is primarily attributable to the aforementioned investing flows and the reclassification of Fortis securities following the removal of this company from the scope of consolidation at the end of December 2001 (EUR 2.3 billion). This deconsolidation is also the cause of the marked reduction in Companies accounted for under the equity method.

The increase in inventories and work-in-progress must be considered in conjunction with the increase in advances and down payments received on orders. The rate of coverage of inventory by advances and down payments increased from 60% in 2000 to 73% at the end of 2001.

Total shareholders' equity amounted to EUR 20.8 billion as of December 31, 2001, after recognition of exchange losses of EUR 0.4 billion (EUR 0.1 billion, Group share, primarily relating to Argentina and Brazil).
Reserves for contingencies and losses total EUR 9.44 billion, compared to EUR 9.92 billion at the end of 2000. This fall is mainly attributable to amounts released from reserves for emerging country risk (EUR 0.16 billion) to cover the devaluation of the Argentine peso and the Brazilian real and changes in Group structure (-EUR 0.22 billion).

SUEZ COMPANY FINANCIAL STATEMENTS

SUEZ launched an internal restructuring operation in 2000 aimed at regrouping, within three newly formed entities, all its water and waste treatment activities.
As a result of this restructuring operation, all French and French overseas department and territory subsidiaries, certain foreign subsidiaries providing water and water treatment management services, the chemical treatment subsidiaries and the water treatment process engineering subsidiaries were transferred to Lyonnaise des Eaux France, Ondeo Services and Ondeo, respectively.
The water and waste treatment management activities performed directly by SUEZ in France, with the exception of one contract, were transferred during the first half of 2001. The other subsidiaries performing such activities will be transferred as and when approval is obtained from the relevant authorities.
Consequently, SUEZ revenues fell from EUR 1,265 million in 2000 to EUR 80 million in 2001.

Net income of EUR 2,283 million breaks down as follows:

[illegible]	2001	[illegible]
Current income	1,389	418
Exceptional income	678	653
Income tax, employee profit-sharing and other	216	90
Net income	2,283	1,161

The increase in net income on 2000 is primarily due to the marked increase in net financial income (up EUR 991 million, following the distribution of an exceptional dividend by Société Générale de Belgique of EUR 1,038 million) and the tax consolidation gain.

OUTLOOK FOR THE FUTURE

In a difficult global economic environment, SUEZ can rely on a solid, healthy balance sheet and offers good growth prospects.
SUEZ is confident in the future and expects its global businesses to report further performance growth in 2002. Underlying this growth are:

- long-term contracts with local authorities and industrial companies won in 2001;
- leading positions in its three global businesses, in high-growth, high-demand markets;
- a good geographical spread of activities (87% in OECD countries);
- unique competitive advantages;
- and economies of scale between businesses and the Group's ability to innovate.

SUEZ is constantly rationalizing its activities in order to improve performance levels and will continue to apply rigorous profitability criteria to both its activities and acquisitions.

FIVE YEAR FINANCIAL SUMMARY

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1. REVENUES	42,359.2	34,617.0	31,461.9	31,360.5	29,029.3
including revenues generated outside France	33,373.5	25,928.6	20,948.9	19,602.2	17,001.4
2. INCOME					
- operating	4,063.8	3,778.0	2,932.2	2,799.3	2,291.3
- gross operating (Ebitda)	7,737.9	7,414.7	5,827.9	4,991.3	4,763.1
- net Group share	2,086.7	1,919.4	1,452.5	1,005.0	611.8
3. CASH FLOWS					
Flows resulting from current business	5,402.5	4,888.3	4,262.6	5,208.3	4,411.7
including gross cash flow	4,816.7	4,492.2	3,932.7	4,141.7	4,654.1
Flows resulting from investments	(4,332.0)	(9,089.6)	(16,329.3)	(8,058.1)	(3,113.4)
Flows resulting from financing	(889.3)	3,131.6	14,345.8	3,935.2	(1,911.2)
4. BALANCE SHEET					
Intangible fixed assets	4,234.9	3,887.0	5,017.9	1,071.5	983.6
Tangible fixed assets [1]	33,323.0	32,399.9	24,322.6	21,585.4	17,492.1
Goodwill	10,319.3	9,763.6	5,374.4	2,963.3	1,575.9
Financial fixed assets	11,163.3	11,105.3	12,387.0	16,084.9	16,470.6
Working capital requirements [2]	(749.8)	(659.7)	(195.7)	1,025.7	1,020.2
Cash and short-term investment securities	5,751.2	5,836.9	6,989.9	4,032.8	3,332.3
Total assets	89,481.4	85,497.6	76,897.0	72,488.1	72,145.4
Long-term debt	33,760.6	32,191.9	25,622.5	15,564.3	12,774.2
Provisions for contingencies and losses [3]	9,437.1	9,917.7	10,584.7	8,278.4	6,966.0
Shareholders' equity, Group share	14,397.2	13,134.1	11,270.5	8,931.1	7,515.9
Total shareholders' equity	20,844.2	20,223.4	17,688.9	18,046.2	17,253.9
5. FIGURES PER SHARE (IN EUR)					
- average number of shares outstanding [4]	985,089,012	956,687,090	768,087,666	678,238,635	621,222,310
- number of shares at year-end	1,026,280,965	1,021,328,585	992,146,530	738,838,685	631,178,860
- net earnings per share [4]	2.12	2.01	1.89	1.48	0.98
- dividend distributed (proposed for 2001)	0.71	0.66	0.60	0.54	0.46
6. TOTAL AVERAGE WORKFORCE	360,142	421,899	341,755	333,132	305,936
- fully consolidated companies	177,545	170,075	220,499	201,129	174,458
- companies consolidated using the proportionate method	31,773	30,408	23,726	41,456	31,791
- companies accounted for under the equity method	150,824	221,416	97,530	90,547	99,687

1. Net of special concession accounts in the liabilities.

2. Working capital requirements = inventories and work in-progress + receivables + prepaid and accruals (+ prepaid expenses - prepaid income) - accounts payable - sundry payables.

3. Excluding underwriting reserves for the life insurance sector.

4. Earnings per share are calculated on the basis of the average number of shares outstanding, net of treasury stock.

CONSOLIDATED BALANCE SHEETS - ASSETS

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
INTANGIBLE ASSETS	9	**5,558.2**	**1,323.3**	**4,234.9**	**3,887.0**	**4,660.8**	**5,017.9**
GOODWILL	8	**11,861.8**	**1,542.5**	**10,319.3**	**9,763.6**	**5,265.2**	**5,374.4**
TANGIBLE ASSETS	9						
Owned outright		54,326.1	25,663.2	28,662.9	27,593.3	20,329.6	21,150.6
Under concession		8,028.6	2,496.1	5,532.5	5,400.1	5,170.7	5,170.7
Construction in progress and down payments		3,806.7	10.5	3,796.2	4,009.2	2,565.5	2,601.0
FINANCIAL ASSETS							
Equity securities	10.1	7,437.7	784.6	6,653.1	4,007.4	4,667.1	4,743.9
Companies accounted for under the equity method	7	3,254.0	-	3,254.0	5,743.9	5,895.6	5,947.9
Other assets		1,412.3	156.1	1,256.2	1,354.0	1,534.9	1,695.2
TOTAL NON-CURRENT ASSETS		**95,685.4**	**31,976.3**	**63,709.1**	**61,758.5**	**50,089.4**	**51,701.6**
INVENTORIES & WORK-IN-PROGRESS	11	**4,327.4**	**124.1**	**4,203.3**	**2,766.1**	**2,507.1**	**3,224.4**
ACCOUNTS RECEIVABLE							
Trade accounts and notes receivable		10,931.1	718.5	10,212.6	8,495.5	6,975.5	8,449.6
Other receivables		3,490.5	113.1	3,377.4	3,770.5	3,191.7	4,003.6
MARKETABLE SECURITIES AND CASH AND CASH EQUIVALENTS							
Marketable securities	10.2	1,149.5	26.9	1,122.6	1,348.3	1,861.2	2,178.4
Cash and cash equivalents		4,628.6	-	4,628.6	4,488.6	4,553.2	4,811.5
PREPAID EXPENSES	12	**2,227.8**	-	**2,227.8**	**2,870.1**	**2,335.0**	**2,527.9**
TOTAL CURRENT ASSETS		**26,754.9**	**982.6**	**25,772.3**	**23,739.1**	**21,423.7**	**25,195.4**
TOTAL ASSETS		**122,440.3**	**32,958.9**	**89,481.4**	**85,497.6**	**71,513.1**	**76,897.0**

** With Groupe GTM (excluding Energy and Industrial Services activities) accounted for under the equity method as of January 1, 1999.*

CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS' EQUITY

Share capital		2,052.6	2,042.7	1,984.3	1,984.3
Additional paid-in capital		6,843.3	6,690.7	5,982.5	5,982.5
Consolidated reserves		4,132.8	3,059.6	2,307.7	2,307.7
Cumulative translation adjustment		112.3	231.7	97.1	97.1
Net income for the year		2,086.7	1,919.4	1,452.5	1,452.5
Treasury stock		(830.5)	(810.0)	(553.6)	(553.6)
SHAREHOLDERS' EQUITY	13	**14,397.2**	**13,134.1**	**11,270.5**	**11,270.5**
MINORITY INTERESTS	14	**6,447.0**	**7,089.3**	**6,001.9**	**6,418.4**
TOTAL SHAREHOLDERS' EQUITY		**20,844.2**	**20,223.4**	**17,272.4**	**17,688.9**
SPECIAL CONCESSION ACCOUNTS	9.3	**4,668.6**	**4,602.7**	**4,599.7**	**4,599.7**
RESERVES FOR CONTINGENCIES AND LOSSES	15	**9,437.1**	**9,917.7**	**9,731.1**	**10,584.7**
BORROWINGS & LONG-TERM DEBT	16	**33,760.6**	**32,191.9**	**24,757.5**	**25,622.5**
ACCOUNTS PAYABLE					
Advances and down payments received on orders		3,071.6	1,657.8	1,462.0	2,195.0
Trade payables		6,343.3	5,172.5	4,054.0	5,308.2
Other accounts payable	17	6,854.5	6,876.2	5,424.0	6,443.9
DEFERRED INCOME	12	**4,501.5**	**4,855.4**	**4,212.4**	**4,454.1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**89,481.4**	**85,497.6**	**71,513.1**	**76,897.0**

* *With Groupe GTM (excluding Energy and Industrial Services activities) accounted for under the equity method as of January 1, 1999.*

CONSOLIDATED STATEMENTS OF INCOME

[illegible]		December 31, 2001	[illegible]	[illegible]	[illegible]
REVENUES		**42,359.2**	**34,617.0**	**25,441.9**	**31,461.9**
OTHER INCOME		**1,774.1**	**1,766.0**	**2,050.4**	**2,350.2**
Other operating income	3.1	1,350.3	1,340.5	1,152.0	1,444.1
Income from mixed inter-municipal companies and partnerships	3.2	423.8	425.5	898.4	906.1
OPERATING EXPENSES		**36,970.8**	**29,579.3**	**22,454.6**	**28,398.8**
Purchases and changes in inventories		15,746.0	10,403.4	5,813.0	6,988.4
Receipts on behalf of local authorities		894.7	877.1	851.1	875.7
Taxes and related payments		828.0	757.8	664.6	764.5
Salaries, wages and social security charges		8,426.6	7,727.5	6,655.3	8,050.5
Other operating expenses	3.3	11,075.5	9,813.5	8,470.6	11,719.7
OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND PROVISIONS		**7,162.5**	**6,803.7**	**5,037.7**	**5,413.3**
Depreciation, amortization and provisions	3.4	3,098.7	3,025.7	2,271.6	2,481.1
OPERATING INCOME		**4,063.8**	**3,778.0**	**2,766.1**	**2,932.2**
FINANCIAL INCOME (LOSS)	4	**(1,257.7)**	**(972.0)**	**(372.8)**	**(390.3)**
CURRENT INCOME OF CONSOLIDATED COMPANIES		**2,806.1**	**2,806.0**	**2,393.3**	**2,541.9**
EXCEPTIONAL INCOME (LOSS)	5	**826.2**	**568.7**	**727.8**	**724.7**
Income tax	6	(722.0)	(662.5)	(726.9)	(753.3)
Share in income of companies accounted for under the equity method	7	333.7	511.5	405.5	384.6
INCOME BEFORE AMORTIZATION OF GOODWILL		**3,244.0**	**3,223.7**	**2,799.7**	**2,897.9**
Amortization of goodwill	8	(422.7)	(368.3)	(184.5)	(197.7)
Group share of goodwill amortization		*(376.6)*	*(332.8)*	*(170.6)*	*(176.8)*
TOTAL NET INCOME		[redacted]	**2,855.4**	**2,615.2**	**2,700.2**
Minority interest		734.6	936.0	1,162.7	1,247.7
NET INCOME		[redacted]	**1,919.4**	**1,452.5**	**1,452.5**
EARNINGS PER SHARE (IN EUR)	13.8	**2.12**	**2.01**	**1.89**	**1.89**
DILUTED EARNINGS PER SHARE (IN EUR)	13.8	**2.08**	**1.94**	**1.81**	**1.81**

* *With Groupe GTM (excluding Energy and Industrial Services activities) accounted for under the equity method as of January 1, 1999.*

CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31, 2001		
NET INCOME	**2,086.7**	**1,919.4**	**1,452.5**
Share in net income of companies accounted for under the equity method (net of dividends received)	(220.5)	(425.3)	(292.4)
Net depreciation, amortization and provisions	3,553.2	3,118.4	3,180.8
Net capital gains on disposals of assets	(1,880.3)	(1,077.0)	(1,631.6)
Minority interests	734.6	936.1	1,247.7
Other	543.0	20.6	(24.3)
GROSS CASH FLOW	**4,816.7**	**4,492.2**	**3,932.7**
Changes in:			
• Inventory	45.2	(188.5)	942.7
• Receivables	(144.2)	(1,817.7)	(910.6)
• Payables	485.2	1,971.8	285.3
• Other	199.6	430.5	12.5
CASH FLOW FROM OPERATING ACTIVITIES	**5,402.5**	**4,888.3**	**4,262.6**
Tangible and intangible investments	(4,391.1)	(4,567.4)	(3,706.4)
Financial investments	(3,432.1)	(7,610.4)	(15,326.4)
Disposals of tangible and intangible assets	422.8	375.1	204.6
Disposals of financial assets	3,128.4	2,264.7	2,925.0
Cash acquired from acquisitions net of cash disposed of in divestitures [1]	271.6	731.3	(127.2)
Increase (decrease) in other assets	(267.2)	(217.5)	(253.9)
Other	(64.4)	(65.4)	(45.0)
CASH FLOW USED IN INVESTING ACTIVITIES	**(4,332.0)**	**(9,089.6)**	**(16,329.3)**
Dividends distributed	(1,569.2)	(1,388.1)	(1,201.8)
Repayment of long-term debt	(8,398.6)	(6,412.2)	(3,632.2)
Increase in long-term debt	8,947.4	10,467.9	11,299.8
Treasury stock movements	53.1	(235.8)	(407.8)
Increase in total shareholders' equity	78.0	699.8	8,287.8
CASH FLOW (USED IN) FROM FINANCING ACTIVITIES	**(889.3)**	**3,131.6**	**14,345.8**
Effect of changes in consolidation method & exchange rates	(18.2)	746.8	(891.6)
TOTAL CASH FLOW FOR THE YEAR	**163.0**	**(322.9)**	**1,387.5**
CASH AT BEGINNING OF YEAR	[redacted]	**5,046.3**	**3,658.8**
CASH AT YEAR END [2]	[redacted]	**4,723.4**	**5,046.3**

1. Cash balances of companies acquired or over which the Group has gained control less the cash balances of consolidated companies sold.
2. Cash balances comprise the following:

	December 31, 2001		
Cash and cash equivalents	4,628.6	4,488.6	4,811.5
Marketable securities [3]	257.8	234.8	234.8
TOTAL	[redacted]	**4,723.4**	**5,046.3**

3. Marketable securities with maturities of less than 90 days only. Fiscal 2000 and 1999 figures have been adjusted to exclude marketable securities with maturities over 90 days, in an amount equal to the impact of this adjustment as of January 1, 2001.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 1998		**1,351.6**	**4,690.0**	**3,310.5**	**(186.0)**	**(235.0)**	**8,931.1**
Cancellation of shares		(14.3)	(98.5)	-	-	112.8	-
Shares issued in exchange for Tractebel shares		412.6	539.0	41.3	-	-	992.9
Shares issued in exchange for SITA shares		48.9	172.1	4.9	-	-	225.9
Shares issued for employees		21.2	218.8	2.2	-	-	242.2
Conversion of debenture loans		38.2	381.9	1.0	-	-	421.1
Increase in par value for conversion into Euro		126.1	(126.1)	-	-	-	-
Mergers		-	38.5	(38.5)	-	-	-
Changes in value of treasury shares		-	-	-	-	(431.4)	(431.4)
Dividends distributed		-	-	(520.0)	-	6.3	(513.7)
Change in cumulative translation adjustment		-	-	-	283.1	-	283.1
Reversal of goodwill	13.5	-	196.5	-	-	-	196.5
Change in accounting principle related to pension commitments	13.6	-	-	(496.0)	-	-	(496.0)
Miscellaneous		-	(29.7)	(4.0)	-	-	(33.7)
Net income for the year		-	-	1,458.8	-	(6.3)	1,452.5
SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 1999		**1,984.3**	**5,982.5**	**3,760.2**	**97.1**	**(553.6)**	**11,270.5**
Shares issued for employees		33.5	418.8	3.4	-	-	455.7
Conversion of debenture loans and exercise of equity warrants attached to Northumbrian shares		24.9	173.4	2.5	-	-	200.8
Change in value of treasury shares		-	-	16.6	-	(256.4)	(239.8)
Dividends distributed		-	-	(793.2)	-	2.3	(790.9)
Changes in cumulative translation adjustment		-	-	-	134.6	-	134.6
Reversal of goodwill	13.5	-	116.0	-	-	-	116.0
Change in accounting principle related to deferred tax		-	-	(24.7)	-	-	(24.7)
Change in accounting principle related to fixed asset costs		-	-	80.5	-	-	80.5
Miscellaneous		-	-	12.0	-	-	12.0
Net income for the year		-	-	1,921.7	-	(2.3)	1,919.4
SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 2000		**2,042.7**	**6,690.7**	**4,979.0**	**231.7**	**(810.0)**	**13,134.1**
Shares issued for employees		2.2	12.9	0.2	-	-	15.3
Conversion of debenture loans and exercise of equity warrants attached to Northumbrian shares		7.7	59.3	0.8	-	-	67.8
Change in value of treasury shares		-	-	15.8	-	(20.5)	(4.7)
Dividends distributed		-	-	(921.0)	-	4.0	(917.0)
Changes in cumulative translation adjustment		-	-	-	(119.4)	-	(119.4)
Change in accounting principle related to loan issue costs	13.6	-	-	50.5	-	-	50.5
Change in accounting principle related to transaction gains and losses	13.6	-	-	3.1	-	-	3.1
Reversal of goodwill	13.5	-	77.3	-	-	-	77.3
Miscellaneous		-	3.1	0.4	-	-	3.5
Net income for the year		-	-	2,090.7	-	(4.0)	2,086.7
SHAREHOLDERS' EQUITY AS OF DECEMBER 31, 2001		**2,052.6**	**6,843.3**	**6,219.5**	**112.3**	**(830.5)**	**14,397.2**

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis used

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in France ("French GAAP") and the provisions of French laws and regulations and in particular the new consolidated financial statement regulations (Regulation 99.02 of the Accounting Regulation Committee – "Comité de la Réglementation Comptable") applicable from January 1, 2000. As allowed by this regulation, the Group opted not to adjust retroactively for investments and divestments that occurred prior to January 1, 2000.

Use of estimates

The preparation of financial statements in accordance with French GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period. Actual results could differ from those estimates.
A significant portion of the Group's construction (activity sold in April 2001), energy services and engineering business is conducted under a number of long-term contracts. The preparation of the Group's consolidated financial statements requires estimates to be made with respect to such activities, including estimates of the costs to complete contracts, the percentage of completion of the work and the recoverable amounts of claims and change orders. Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using currently available information. Future effective results of operations could differ from those estimates.
All figures are presented in millions of euro, unless otherwise indicated.

Five-for-one share split

A five-for-one share split was approved by the Annual General Meeting of May 4, 2001 and took effect May 15, 2001. All per share data has been adjusted to enable comparative analysis.

A. Consolidation principles

Scope and methods of consolidation

The consolidation methods followed by the Group consist of the full consolidation method, the equity method and the proportional consolidation method.
The accounts of all significant subsidiaries over which the Group directly or indirectly exercises exclusive legal or *de facto* control are fully consolidated. *De facto* control may result from contractual agreements or from the ability to exercise the majority of the voting rights at the subsidiary's shareholders meetings. Exclusive control may be deemed to exist where the direct or indirect shareholding exceeds 40% of voting rights, provided no third party holds, directly or indirectly, a greater share in voting rights, particularly in the case of listed subsidiaries.
The Group proportionately consolidates companies which are jointly controlled by two or more shareholders based upon the Group's percentage of control.
Companies over which the Group exercises significant influence, which is presumed where the shareholding exceeds 20% of the capital, are accounted for under the equity method. Under the equity method of accounting, the Group recognizes as income its proportionate share of the investee's net income or loss in the accompanying consolidated statements of income as "Share in income of companies accounted for under the equity method", except in the case of Mixed inter-municipal companies treated as described in note 1-G below.
Sales and results of operations of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income from the date of acquisition or up to the date of disposal, respectively.
All material inter-company balances and transactions have been eliminated on consolidation.
A list of significant consolidated subsidiaries, investments accounted for under the equity method and companies proportionately consolidated is presented in note 25.

Treasury stock

SUEZ common shares held by the parent company or by fully or proportionately consolidated companies are:

- recorded as marketable securities in the accompanying consolidated balance sheets, where such treasury stock is explicitly earmarked for distribution to employees or is intended to regularize stock exchange prices;
- deducted from consolidated shareholders' equity in all other situations.

The accounting treatment of income generated by the sale of treasury stock depends on the intended purpose of holding the stock. Only sales of securities classified as marketable securities are recorded in the accompanying consolidated statements of income. Other income generated by such sales, as well as the corresponding tax impact, is recognized in the consolidated statements of changes in shareholders' equity.

B. Foreign currency translation methods

1. Foreign currencies transactions

Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at year-end exchange rates. As of January 1, 2001, in accordance with the preferred method laid down in CRC regulation 99.02, translation gains and losses related to monetary assets and liabilities denominated in foreign currencies (previously recorded in deferred income and prepaid expenses, with a reserve recorded for any unrealized exchange losses), are recorded in the consolidated statement of income in the period to which they relate. The impact of this change in accounting method on the consolidated financial statements is not material.

2. Translation of the financial statements of foreign companies

The financial statements of foreign subsidiaries are prepared in local currency or in the operating currency of each subsidiary. Balance sheet items are translated into euro at official year-end exchange rates and weighted average annual rates are applied to income statement accounts and the statement of cash flows. Differences resulting from changes in exchange rates compared with the previous year-end are included in cumulative translation adjustment in the consolidated statements of changes in shareholders' equity.
The accounting method adopted for Argentine companies is detailed in note 24.1.

C. Intangible assets

Intangible assets primarily include:

- fees and amounts paid or payable in return for rights as a concession holder or to operate public sector facilities, amortized over the contract period;
- purchased goodwill, leasehold rights, customer lists, trademarks, patents and licenses, amortized over periods not exceeding their useful lives.

Amortization is provided on a straight-line basis over the following estimated useful lives:

Concession Rights: Water	7	25
Infrastructures	10	65
Purchased Goodwill	10	25
Trademarks	5	28
Patents	1	20
Other Intangible Assets	1	30

The Group has elected to deduct from shareholders' equity the costs of raising capital.
Research and development activities primarily relate to various studies regarding technological innovation, improvements to plant efficiency, reliability, safety, environmental protection, service quality and the use of energy resources.
Research and development costs with no specific contractual right of recovery are expensed as incurred and amounted to EUR 250 million, EUR 224.6 million and EUR 191.3 million for the years ended December 31, 2001, 2000 and 1999 respectively.

D. Goodwill

Goodwill in the accompanying consolidated balance sheets represents the excess of the purchase price over the fair value of all assets and liabilities acquired in business combinations. If the purchase price is less than the fair value of assets and liabilities acquired, negative goodwill is recorded as a liability in the accompanying consolidated balance sheets as "other reserves for contingencies and losses". Initial estimates of fair value are finalized by the end of the next full fiscal year following the date of the acquisition. In the event of significant adverse changes in the elements used to calculate the amortization schedules, an exceptional amortization or depreciation charge is recorded.
The assets and liabilities of fully consolidated subsidiaries are not revalued in the event the Group acquires additional shares in that entity. Instead, goodwill is recorded corresponding to the difference between the acquisition price of the additional securities and the relevant share in minority interests as of the date of the new acquisition.
Goodwill is amortized using the straight-line method over periods based on the Group's initial assumptions and objectives at the time of the acquisition. When the Group acquires an entity within distinct geographical or business segments, the goodwill is allocated to those segments
Negative goodwill is reversed into income according to the plan set up at the time of the acquisition, based on initial objectives

and estimates of forecasted losses for the related acquired business.

Energy	20-40
Water [1]	20-40
Waste Services	20
Communications	10-20
Construction	20

1. The goodwill recorded in September 2000 following the Group's public offer of exchange for UWR (United Water Resources) could not be allocated to the assets and liabilities acquired because UWR was already fully consolidated. The additional goodwill relates to the regulated water distribution sector in the United States of America, in particular, the licenses that convey guaranteed profitability indefinitely based on the legal and economic regulatory and price setting framework (see note 2.2). The goodwill recognized related to these licenses is being amortized over 75 years because the licenses guarantee profitability indefinitely unless the legal context and economic mechanism that ensures the profitability of the business were to change.

Prior to January 1, 2000, goodwill resulting from a business combination effected by an exchange of the parent company shares was directly offset against paid-in capital. Those goodwill balances are amortized in memo accounts over the expected lives of the underlying businesses. The fair value of this goodwill is monitored using an identical approach to that adopted for long-lived assets and described in note 1-F. On disposal of all or part of these businesses, the theoretical net value of goodwill is taken into account in determining the consolidated basis on the securities or business sold.

E. Tangible assets

Tangible assets are stated at cost or, in the case of items which are subject to legal revaluation, at their revalued amount, after deduction of accumulated depreciation. Expenditures for improvements are capitalized, and replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Depreciation is provided over the estimated useful lives in years as follows:

Machinery & Equipment :			
• Energy	*Production - Transport* *	5	50
	Installation - Maintenance	3	10
• Water *		2	100
• Waste Services *		2	30
• Communications		2	10
• Construction *		2	30
Infrastructure & Networks **		5	100
Vehicles		3	10
Other Tangible Assets		2	33

** Average effective lives of approximately 25 years for Energy (production and transport), 30 years for Water and 10 years for Waste Services and Construction.*
*** Average effective lives of 60 years.*

The range of useful lives is due to the diversity of the assets in each category.

Tangible fixed assets include assets that are owned outright by the Group, assets not owned but which are operated by the Group under concession contracts, and assets being constructed but which are not yet in service.

Assets Owned Outright and Construction in Progress and Down Payments

These are assets owned directly by the Group, and also consist of costs incurred on assets under construction, including any down payments on assets.

Interest recorded during the construction phase of a self-constructed asset is systematically capitalized with effect from January 1, 2000. The cumulative effect of the adoption of this change in accounting policy on shareholders' equity is explained in note 13.

Assets Under Concession

These assets include:

- assets acquired by the Group as required for operations under the concession contract. Such assets are part of the concession assets and become the property of the grantor of the concession at the end of the concession contract. Depreciation of these assets is charged to income over the shorter of their estimated useful lives or the remaining concession period;
- assets provided by the grantor of the concession at the inception of the contract for which the concession holder has the obligation to make capital renewals and replacements. As a result of this obligation, a corresponding concession liability

has been recorded for the amount of the assets provided as "special concession accounts". Depreciation of these assets is charged to this liability using the methods and lives described above, with no effect on the consolidated statements of income (see note 1-L).

Further discussion of accounting policies for concessions is set forth in note 1-L.

Capital Leases

The Group capitalizes assets acquired either under capital leases or similar contracts. The present value of the remaining lease payments for these assets is recognized as a financial liability. If there is reasonable assurance that the lessee will obtain ownership of the asset upon expiration of the contract, the related asset is depreciated over its useful life. Otherwise, the capitalized asset is depreciated over the shorter of the life of the lease agreement or the useful life of the asset.

F. Impairment of long-lived assets

Tangible fixed assets are written down to realizable value when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined for each group of assets by considering management's expectations of future economic and operating conditions of the respective assets to be held for use. Should this determination indicate that an asset is impaired, a write-down is recognized which is equivalent to the difference between carrying value and fair value. Fair value is determined on the basis of market prices, discounted cash flows and by reference to replacement cost for used equipment, cost of alternative technologies and recent transactions for similar businesses.

Intangible assets and goodwill are written down to realizable value (through revision of depreciation plans or accelerated depreciation) when negative conditions are identified, notably compared to items used to define original depreciation plans. Impairment is determined based on an estimation of the value and future benefits of the intangible assets.

The special case of Argentine companies is discussed in note 24.1.

G. Companies accounted for under the equity method

Financial statements of companies accounted for under the equity method are adjusted, as necessary, to comply with Group accounting policies. The Group's share in the reclassified net assets of these subsidiaries is included in assets on the consolidated balance sheets while its share of income is included on a specific line of the consolidated statements of income.

The above policy has been followed for all equity investments except as follows:

- until the unification of the Fortis share at the end of December 2001, described in note 2.3, Fortis B was one of the two Fortis Group parent companies, which performs banking and insurance activities primarily in the Benelux countries. Fortis' accounting policies are in accordance with European Accounting Directives for banks and insurance companies. Specifically, when Fortis revalues its financial assets portfolio and allocates goodwill, these changes are recorded as an element of consolidated shareholders' equity at each reporting date. Restatement of these financial statements to comply with French GAAP would require significant resources, the cost of which would be disproportionate to the benefit, with no assurance of being able to obtain the required information within the time limits needed to produce the consolidated financial statements of the Group. As a result, the value of Fortis B accounted for under the equity method in assets on the consolidated balance sheets corresponds to the Group's share in shareholders' equity reported by Fortis B as of January 1, 1997 (the effective date of the merger between SUEZ and Lyonnaise des Eaux) plus the share in income reported each year since that date by Fortis, less the amount of dividends received by the Group. Following the unification of the Fortis share at the end of fiscal 2001, this investment is now recorded as an unconsolidated investment within equity securities (see note 2.3);
- Belgian electricity and gas distribution companies (the "mixed inter-municipal companies") are accounted for under the equity method by Electrabel. Ownership of the mixed inter-municipal companies is held by local authorities, in partnership with Electrabel. The mixed inter-municipal companies distribute gas and electricity produced by Electrabel and Distrigaz to non-industrial customers and industrial customers which do not qualify for deregulation (and which do not exceed a given consumption threshold), hereinafter referred to as "the distribution customers", in Belgium. Mixed inter-municipal bylaws and Belgian law ensure that the local authorities maintain control of the management of the mixed inter-municipal companies, irrespective of the ownership percentages of the shareholders. In order to convey the importance and economic reality of this activity, Electrabel's share in the pre-tax income of the mixed inter-municipal companies is presented in operating income under the heading "Income from mixed inter-municipal companies and joint operations" in the consolidated statements of income (see note 3.1).

H. Other financial assets

These include:

Unconsolidated investments in equity securities

These comprise long-term investments enabling the development of business relations with the issuing company, or providing the Group with control or significant influence over the issuing company, but which are not consolidated. The companies under exclusive or joint control, or over which the Group exercises significant influence, excluded from the scope of consolidation due to their immaterial nature, represent in aggregate less than 3% of the following SUEZ Group consolidated key figures: revenues, net income, borrowings, shareholders' equity.

Other assets

These assets comprise investments held on a long or medium-term basis, but which do not satisfy the necessary criteria to qualify as investments in equity securities.

These investments in equity securities are recorded at acquisition cost. When appropriate, reserves are provided to reduce the carrying value to their realizable value based upon the estimated intrinsic value and expected financial return of these investments.

This heading also includes bonds redeemable in shares, with a gross value of EUR 228.2 million, issued by Galilée Développement and Marignan Investissements. These bonds, which bear interest at 3-month Euribor + 2% and mature on May 2, 2004, are redeemable in cash or shares of the issuers, at their initiative. As the Group does not hold any shares in these entities, they are not included in the scope of consolidation. These companies hold a 47.7% stake in FirstMark Communications France (FMCF), which operates Boucle Locale Radio. Their combined balance sheet principally consists of FMCF shares with a value of EUR 141 million and advances granted to this company of EUR 87 million in assets and negative net worth of EUR 8 million and the above bond issue in liabilities. FMCF is currently launching its commercial activities. An exceptional impairment reserve in the amount of EUR 33.1 million was provided as of December 31, 2001 in the Group financial statements related to these bonds, corresponding to the share in losses attributable to Galilée Développement and Marignan Investissements for the period since May 2, 2001, the date at which they acquired their stake in FMCF.

Dividends from investments in unconsolidated subsidiaries and affiliates and in financial sector investments are recorded as income in the period in which the distribution decision is made by the investee.

Other amounts due from investees

The majority of the "Other assets" balance in the accompanying consolidated balance sheets is related to amounts due from investees.

I. Inventories and work-in-progress

Inventories of material and supplies held for resale are recorded at the lower of average cost or market value. Work-in-progress is recorded at production cost which includes costs associated with material, labor and allocated overhead costs. Reserves for excess and obsolete inventory totaled EUR 124.1 million, EUR 86.5 million, and EUR 130.1 million as of December 31, 2001, 2000 and 1999 respectively.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The nuclear fuel inventory is expensed as consumed based on estimates of the quantity of electricity produced per unit of fuel.

J. Accounts receivable

Accounts receivable, net of reserves for uncollectable accounts, approximates net realizable value. The reserve for uncollectable accounts amounted to EUR 718.5 million, EUR 593.4 million and EUR 554.3 million as of December 31, 2001, 2000 and 1999 respectively.

"Trade accounts and notes receivable" also includes Notes receivable of EUR 87.7 million, EUR 252.1 million and EUR 349.0 million as of December 31, 2001, 2000 and 1999 respectively.

"Other receivables" in the Group's accompanying consolidated balance sheets consists primarily of tax receivables and current advances to investees.

The Group's accounts receivable are generated largely by sales to customers who are economically and geographically dispersed. In addition, the accounts receivable are generally short-term in duration. As a result, the Group believes that there is no significant concentration of credit risk.

K. Marketable securities

Marketable securities are recorded in the accompanying consolidated balance sheets at their acquisition cost and are adjusted to the lower of cost or market value. Unrealized gains are not recognized in the Group's consolidated financial statements. All gains and losses realized on the disposal of these securities are recognized in the accompanying consolidated statement of income in the period of transaction. Realized

gains and losses and unrealized losses are recorded in "Financial income (loss)" in the accompanying consolidated statements of income. For securities of listed companies, market value for disclosure purposes is determined based on closing stock market prices.

L. Special concession accounts

These liabilities include (see note 9.3):

- the net liabilities of the Group for the return of fixed assets received from grantors of concessions, recorded in "Tangible Assets" in the accompanying consolidated balance sheets (See note 1.E. above). Depreciation calculated on these assets is charged to the special concession account in liabilities of the accompanying consolidated balance sheets. There is no impact on net income in the accompanying consolidated statements of income related to these amounts;
- financing provided by third parties for capital expenditures that the Group is responsible for under the terms of concession contracts, notwithstanding that the assets are owned by the grantor;
- additional amortization recorded to reduce the carrying value of the concession assets financed by the Group to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This amortization is deducted from income over the residual life of the contract.

M. Bonds and bond discounts

Bonds issued with discounts are recorded in liabilities at their face value. The related unamortized discounts are recorded in prepaid expenses in the accompanying consolidated balance sheets. These discounts are amortized over the term of the related bond in proportion to accrued interest.

As of January 1, 2001, in accordance with the preferred method laid down in CRC Regulation 99-02, loan issue costs are amortized on a straight-line basis over the term of the relevant contracts. These issue costs primarily comprise advertising costs (for public issues) and financial broker commissions. The impact of this change in accounting method on the consolidated financial statements is not material.

N. Revenues

Revenues for services rendered are recognized when the service is provided to the customer. Revenues for goods provided to customers are recognized when the goods are delivered to the customer.

Additionally, revenue recognition for the following activities considers their particular operating conditions, including contractual terms:

Electricity and Gas Production and Distribution

In Belgium, these activities are carried out, primarily, by Tractebel's Belgian subsidiaries (Electrabel and Distrigaz). Electricity and gas are distributed both to mixed inter-municipal companies owned by municipalities and Electrabel which are accounted for under the equity method and to large industrial manufacturers. The rates that apply to the distribution customers, as well as the investments related to these activities, are subject to recommendations drawn up by the Belgian Control Committee of Electricity and Gas, which reports to the Federal Minister. Power is supplied to the distribution customers through mixed inter-municipal companies in which Electrabel generally holds an investment. Electrabel is therefore indirectly active in the distribution business through its investment in these companies.

The mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel contributes, in particular, "the provision of its services, its skills and its experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company ". All work, supplies and services required for the purposes of the mixed inter-municipal company are therefore, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are cross-charged by Electrabel include all charges, actually paid for the benefit of staff assigned, directly or indirectly, to run the mixed inter-municipal company. Similarly, charges related to the retirement of officers assigned to the distribution activity are born by the mixed inter-municipal companies.

Energy trading

Trading activities that require net cash settlement (without physical delivery) are recorded within "Revenues". Trading activities that require physical delivery are recorded gross in both "Revenues" and "Purchases and changes in inventories".

Water Distribution

Water revenues include amounts billed to customers excluding value-added tax, but including surtaxes and amounts collected on behalf of third parties. The surtaxes collected on behalf of local authorities totaled EUR 894.7 million, EUR 877.1 million and EUR 875.7 million for fiscal 2001, 2000 and 1999 respec-

tively, and are recorded on a separate line under "Receipts on behalf of local authorities" in the accompanying consolidated statements of income. Commission fees received from the grantor of the concession are recorded as revenues.
Water delivered but un-metered at the year end is recognized at the estimated selling price.

Turnkey Engineering/Energy Services/Construction

The Group recognizes revenue using the percentage of completion method. A reserve is provided for projects which are expected to result in a loss on completion as soon as the loss is known. In estimating this loss, a percentage of potential, positive factors, notably additional invoicing and possible claims, may be taken into account. Assessment of such positive factors is based upon prior experience. All costs incurred for tenders are capitalized and fully reserved.

O. Distinction between current income and exceptional income

Exceptional income and losses in the accompanying consolidated statements of income include non-recurring items resulting from ordinary activities and extraordinary items. The exceptional items resulting from ordinary activities are those which do not occur as a result of the general day-to-day operations of the business, either because their amount or their impact is unusual or because they rarely occur.
In order to ensure that financial income (loss) in the accompanying consolidated statements of income relates to current operations, the Group has adopted an exception to the French General Chart of Accounts of 1982 whereby all capital transactions related to investments carried on the cost basis are included as components of exceptional income (loss).
These primarily consist of allocations and reversals of provisions for investments and amounts due on investments in subsidiaries and, where applicable, losses on these same receivables. For the sake of uniformity in presenting the consolidated statements of income, these items are classified as exceptional income (loss), where gains and losses on disposals of securities are normally recorded. These items totaled EUR 446.6 million in 2001 (net allocation), EUR 78.1 million in 2000 (net reversal) and EUR 30.1 million in 1999 (net allocation).
Nevertheless, this exception is not applicable to venture capital companies, for which all financial transactions related to investments and amounts due from investees or recorded in current income, due to the nature of their activity.

P. Taxes

The Group computes income taxes in accordance with prevailing tax legislation in the countries in the various locations where income is earned.
The Group provides for deferred income taxes on temporary differences between financial and tax reporting, including tax losses and tax credits available for carryforward. Net balances of deferred taxes are calculated based on the tax position of each company or on the total income of companies included within consolidated tax returns. Tax assets are only recognized if there is reasonable assurance of recovering them in subsequent years.
The Group, as of January 1, 2000 and in accordance with the new consolidation regulations, as detailed in note 13:

- records deferred tax liabilities previously included in off-balance sheet commitments where justified by the extremely long-term nature of their reversal;
- discounts deferred tax balances to present value where, for a tax entity, the impact of discounting is material and a reliable reversal schedule can be produced;
- presents deferred taxes in consolidated assets or liabilities based on the net balance per tax entity.

Discounting deferred tax balances led to a reduction in net deferred tax liabilities as of December 31, 2001 of EUR 564.4 million (EUR 561.5 million as of December 31, 2000).
Discount rates are determined individually for each entity, by reference to State bond rates and based on reversal maturities.
Gains and losses resulting from changes in actuarial assumptions are recognized to the extent they exceed 10% of the discounted deferred tax asset or liability balance. The fraction exceeding this 10% threshold is spread over the average residual useful life of the assets concerned. As of December 31, 2001, such gains and losses were immaterial.

Q. Liabilities for pension plans and related benefits

The Group has obligations in terms of pension liabilities, early retirement, retirement indemnities and other benefit plans. Such obligations generally apply to most employees of the Group.
Costs of defined contribution plans and multi-employer defined benefit plans are expensed as contributions are made.
The amount of pension plan and similar benefit commitments for defined benefits are valued based on actuarial assessments. These calculations incorporate assumptions relating to mortality, turnover of personnel and salary projections and consider the economic conditions specific to each country or subsidiary of the Group. The discount rates are calculated in accordance with the

yield, as of the date of valuation, of the bonds issued by highly-rated companies (or by the local government if there is no representative market for private borrowings).

Gains and losses resulting from changes in actuarial assumptions concerning pension liabilities are only recognized where such amounts exceed 10% of the higher of commitments and fund assets. The amount exceeding 10% is spread over the average residual activity period of employees.

As of January 1, 1999, in accordance with the methods recommended by the French National Accounting Institute ("Conseil National de la Comptabilité"), reserves for pension plan commitments and related benefits were provided. This change in accounting method was recorded in accordance with French GAAP and is detailed in note 13.

Amounts relating to pension plans whose commitments are greater than plan assets are included in the accompanying consolidated balance sheets as "other reserves for contingencies and losses" Where the value of the pension assets is greater than the commitments, the excess is recorded as an asset in "prepaid expenses".

R. Financial instruments

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices and to optimize the management of certain financial assets.

Financial futures transactions (purchases and sales of options and forward contracts) not completed at year end are recorded as follows:

- contracts on organized markets are recorded at their market value;
- for over-the-counter ("OTC") contracts, essentially interest rate swaps, the potential accrued interest differential is recorded.

Gains and losses on interest rate and foreign currency agreements are accounted for in the same period as the item being hedged:

- for interest rate and foreign currency swap agreements, the differential between interest to be paid and interest to be received is recognized as interest expense or interest income over the life of the hedged item.
- for Future Rate Agreements, changes in the market value are recognized as interest expense or income in the same period as the gains and losses on the item being hedged;
- realized and unrealized gains and losses on foreign currency instruments that are hedges of committed transactions are recognized at the time the underlying transaction is completed;
- gains and losses on forward foreign exchange contracts used to hedge a portion of the Group's investment in foreign subsidiaries and the offsetting losses and gains on the portion of the investment being hedged are recorded in accumulated other comprehensive income in the accompanying consolidated statements of changes in shareholders' equity.

Assets and liabilities in the accompanying consolidated balance sheets directly or indirectly affected by these financial instruments are valued at year-end in accordance with the relevant accounting policies.

Contracts not completed are presented in note 18 at their nominal value.

The Group also engages in commodity price risk management activities for trading purposes. Instruments utilized in connection with trading activities are generally marked to market. Under this method of accounting, the unrealized gains and losses from forwards, swaps, options, and other instruments with third parties are recorded in the balance sheets and income statements in the period that the change in value occurs.

The market prices used to value these transactions reflect management's best estimate considering various factors including closing exchange and OTC listings, time value and volatility factors underlying the commitments. The values are adjusted to reflect the potential impact of liquidating the Group's position in an orderly manner over a reasonable period of time under current market conditions.

S. Consolidated statements of cash flows

For the purposes of the accompanying consolidated statements of cash flows, the cash category includes cash and cash equivalents and marketable securities. Items in the cash category are short-term, highly liquid investments with an initial maturity of less than three months, that are readily convertible into known amounts of cash.

The accompanying consolidated statements of cash flows show the actual flow of cash associated with the operations of the Group for the year using opening balance sheet amounts, restated for year-end exchange rates and changes in the scope of consolidation. The impact on cash flow of changes in exchange rates and scope of consolidation are shown separately in the consolidated statements of cash flows.

If material, the cash flows of subsidiaries disposed of during the year are included in the accompanying consolidated statements of cash flows from January 1 until the date of their disposal.

Net income is adjusted for non-cash items to arrive at gross cash flow. Current asset write-downs are treated as immediate realized losses and, as such, impact gross cash flow and cash flow from operating activities based on current asset movements net of write-downs.

Supplemental disclosure of cash flow information is as follows:

Cash Paid			
Interest	1,329	1,256	947
Income Taxes	529	711	890
Cash Paid for Acquisitions Accounted for As Purchases			
Fair value of assets acquired (including Goodwill)	5,774	12,030	7,632
Less liabilities assumed	(2,343)	(4,420)	(1,064)
Less common stock issued to sellers	-	-	-
Less cash acquired	(302)	(750)	(186)
Net Cash Paid	**3,129**	**6,860**	**6,382**

1. The cash paid amounts differ from the related lines in the statement of cash flows because they do not include the non-cash impact of the 1999 public offers of exchange.

T. Earnings per share

Earnings per share is calculated based on the Group's net income divided by the weighted average number of the parent company shares outstanding during the fiscal year. Shares outstanding are shares issued less treasury stock shares.

All per share data presented in the accompanying consolidated statements of income is calculated based on the weighted average number of shares outstanding during the reporting period. The weighted average number of shares and earnings per share is also analyzed for any dilution caused by stock options, equity warrants and convertible bonds. The calculation of diluted earnings per share presented on the statement of income is detailed in note 13.

U. US GAAP Reconciled financial statements

As part of its ADR program, SUEZ files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with Net income and Shareholders' equity determined in accordance with US GAAP. US GAAP key figures can vary significantly compared with their French GAAP counterparts due to differences in Group structure (in particular, Electrabel and its subsidiaries are accounted for under the equity method under US GAAP as control criteria are not satisfied) and accounting standards, primarily as regards acquisition accounting (Suez-Lyonnaise des Eaux merger, minority interest buy-outs in Société Générale de Belgique, Tractebel, SITA, etc.), financial instruments, reserves, stock options and employee savings schemes.

Once filed, by June 30 at the latest, a copy of the 20-F report can be obtained from the Company's corporate headquarters and the Internet site (www.suez.com).

NOTE 2 - MAJOR TRANSACTIONS

2.1 Major acquisitions in 2001

Acquisition of GTI

SUEZ, through Tractebel, acquired the entire share capital of GTI on August 31, 2001, by public tender offer. The Amsterdam Euronext listed company operates primarily in Belgium and the Netherlands in the construction, management and maintenance of electrical installations.

This EUR 335 million investment generated goodwill of EUR 243.9 million, which is being amortized over 20 years. The acquisition balance sheet will be finalized during fiscal 2002.

GTI has been consolidated for four months commencing September 1, 2001.

2000 based on 12 months	903.3	33.0	78.0	1,426.4
2001 based on 12 months	1,155.4	37.2	74.8	1,628.3
2001 contribution to SUEZ	386.1	12.6	74.8	1,628.3

Acquisition of Axima Winterthur (formerly Sulzer Infra)

SUEZ, through Tractebel, acquired the entire share capital of the Swiss Group Axima Winterthur (formerly Sulzer Infra) on August 9, 2001, for EUR 251 million. Present in Switzerland, Austria, Spain, Germany, the United Kingdom and the Netherlands, Axima Winterthur is involved in the construction and management of technical installations.

This acquisition generated goodwill of EUR 202.9 million, which is being amortized over 20 years. The acquisition balance sheet will be finalized during fiscal 2002.

Axima Winterthur has been consolidated for five months commencing August 1, 2001.

	[illegible]	[illegible]	[illegible]	[illegible]
2000 based on 12 months	917.5	13.8	127.1	631.2
2001 based on 12 months	1,142.7	18.4	139.7	535.7
2001 contribution to SUEZ	481.7	22.3	139.7	535.7

Acquisition of ExxonMobil's stake in ONES (formerly NEEC)

During the first half of fiscal 2001, SUEZ acquired the 40% stake in ONES (formerly NEEC) held by its partner ExxonMobil, for EUR 340.1 million. Incorporated in 1994, ONES specializes in the on-site management of water treatment and chemical processes for the petrochemical industry, at all stages of the production process: exploration, refining, distribution and production of chemical products.

This investment generated goodwill of EUR 279.4 million, which is being amortized over 30 years. The acquisition balance sheet will be finalized in fiscal 2002.

Previously proportionally consolidated within Ondeo Nalco, ONES is now fully consolidated.

	[illegible]	[illegible]	[illegible]	[illegible]
2000 based on 12 months	537.8	75.5	(173.6)	511.2
2001 based on 12 months	615.8	73.2	137.8	614.0
2001 contribution to SUEZ	615.8	73.2	137.8	614.0

2.2 Major acquisitions in 2000

Acquisition of Electrabel Nederland NV (formerly Epon)

SUEZ, through Electrabel, acquired the entire share capital of Electrabel Nederland NV (formerly Epon) on March 14, 2000. The purchase price of EUR 2.19 billion was 20% debt financed and generated goodwill of EUR 1.34 billion, amortized over a period of 40 years. In determining the opening balance sheet, the excess of the purchase price over the book value of assets purchased was allocated primarily to electricity-generating plants in the amount of EUR 495 million and is being depreciated over the remaining lives of these plants, which do not exceed 22 years.

Electrabel Nederland was consolidated for ten months in fiscal 2000, beginning March 1.

	[illegible]	[illegible]	[illegible]	[illegible]
2000 based on 12 months	1,023.7	79.1	464.2	1,452.3
2000 10-month contribution to SUEZ	858.6	64.2*	464.2	1,959.4*
2001 contribution to SUEZ	805.4	38.8*	424.2	2,058.1*

** Following allocation of the purchase price.*

Takeover bid for 67% of the share capital of United Water Resources

In August 1999 SUEZ announced a friendly takeover bid for United Water Resources (UWR), a water distribution company in the United States, in which the Group already held a stake of 32.9%. This offer was completed on July 27, 2000 following receipt of approval from the Public Utilities Commissions in the states where UWR operates. As of this date, SUEZ holds the entire share capital of UWR through its wholly-owned subsidiary, Ondeo North America (ONA).

The total cost of the acquisition was EUR 1,108 million. SUEZ provided ONA with the necessary equity resources using USD-denominated finance sources. This investment generated goodwill of EUR 727.8 million. As UWR was already fully consolidated by SUEZ, no asset or liability revaluation was recorded in the consolidated financial statements of SUEZ.

UWR principally distributes water as licensed and regulated by each state's Public Utilities Commission. The licenses to operate in this business are not limited to specific terms and in practice have an indefinite term. UWR owns all assets outright. The Public Utilities Commissions set rates for UWR services, based on a mechanism ensuring the coverage of operating costs and an equitable return on capital employed. UWR also provides non-regulated water distribution management services, primarily through United Water Services (UWS), a joint subsidiary of UWR and ONA. UWR is involved in incidental real estate activities and owns 10% of the share capital of Northumbrian Water Group alongside SUEZ.

The value associated with the legal and economic characteristics of the regulated water distribution businesses is not expected to diminish with time. The related licenses have been valued at USD 395 million (EUR 424 million) based on discounted future cash flows. The remaining goodwill represents UWR's position on the market and its development capacity under long-term contracts. Based on its underlying components, the goodwill

recognized with this 2000 public offer is amortized on a straight-line basis over 75 years.

As UWR was already fully consolidated this additional acquisition does not substantially modify the principal consolidated financial statement key headings. In the years ended December 31, 2001 and 2000 the UWR Group and its subsidiary UWS realized revenues of EUR 542 million and EUR 499.3 million respectively.

Acquisition of Tractebel LNG North America (formerly Cabot LNG)

SUEZ, through Tractebel, acquired the entire share capital of Tractebel LNG North America (formerly Cabot LNG) in September 2000 for EUR 753 million, primarily financed by USD-denominated external debt.

Tractebel LNG North America is the sole active importer and distributor of liquefied natural gas ("LNG") on the East Coast of the United States. It operates an LNG import terminal in Everett, Massachusetts.

This acquisition generated goodwill of EUR 296.2 million, amortized over 30 years. In determining the acquisition balance sheet, a process finalized in fiscal 2001, fair value adjustments were primarily allocated against tangible assets (gas and the liquefied gas tanker terminal) for EUR 162 million and depreciated over the remaining lives of the related assets, which do not exceed 23 years.

Tractebel LNG North America was consolidated for three months in fiscal 2000 beginning October 1.

2000 based on 12 months	560.2	24.9	40.0	452.0
2000 3-month contribution to SUEZ	225.4	18.6*	40.0	623.0*
2001 contribution to SUEZ	722.0	52.7*	26.1	506.0*

** Following allocation of the purchase price.*

Acquisition of the Sithe Energies Inc. subsidiaries in Thailand

SUEZ, through Tractebel, acquired on November 9, 2000, all companies held by the Sithe Energies Inc. Group in Thailand. This agreement covered the purchase of a 61.8% interest in the share capital of Cogeneration Public Company Limited (COCO), subsequently increased to 66.2% by additional purchases on the Thailand Stock Exchange and the entire share capital of Nong Khae Cogeneration Company Limited and Samut Prakarn Cogeneration Company Limited. The total investment cost amounted to EUR 590 million.

In addition, the Group acquired a further 31.8% stake in the share capital of COCO during fiscal 2001, increasing its total interest from 66.2% to 98%, for a purchase consideration of EUR 162.8 million.

Cogeneration Public Company Limited is the sole owner of three cogeneration units located on the Map Ta Phut Industrial Estate where H-Power, a 75% subsidiary of Tractebel, operates the Industrial Power Map power plant. Samut Prakarn Cogeneration Company Limited and Nong Khae Cogeneration Company Limited are located in the outskirts of Bangkok and each owns a cogeneration power plant.

These transactions, primarily financed by USD-denominated external debt, generated goodwill of EUR 122 million, amortized over 20 years. In determining the acquisition balance sheet, a process finalized in 2001, fair value adjustments were primarily allocated against tangible assets for EUR 379 million and depreciated over the remaining lives of the related assets, which do not exceed 30 years.

These companies were consolidated for 2 months in fiscal 2000.

2000 based on 12 months	340.0	56.0	575.3	1,031.8
2000 2-month contribution to SUEZ	64.8	10.4*	575.3	1,518.4*
2001 contribution to SUEZ	418.9	60.1*	557.4	1,552.8*

** Following allocation of the purchase price.*

2.3 Other material transactions

Partial sale of Noos in 2001

On May 18, 2001, France Telecom transferred its Plan Câble network infrastructure to the SUEZ subsidiary, SUEZ Lyonnaise Telecom, which operates under the Noos trade name and now integrates both the operation of and utilization rights for the cable network infrastructure, primarily located in Paris and the Greater Paris area. This agreement with France Telecom enabled SUEZ to realize a capital gain (dilution premium) of EUR 310.3 million.

As a result of a number of agreements with NTL and Morgan Stanley Dean Witter Private Equity, providing for their purchase of France Telecom's entire stake in Noos, SUEZ now holds 50.1% of the new structure, with NTL and Morgan Stanley Dean Witter Private Equity holding stakes of 27% and 22.9% respectively. Cable activities are 50.1% proportionally consolidated with effect from May 1, 2001.

Unification of the Fortis security in 2001

The Fortis B and Fortis NL Extraordinary General Meetings held on December 14, 2001, approved the unification of outstanding Fortis B and Fortis NL shares and the creation of a new single Fortis share listed on the Amsterdam and Brussels Euronext markets and the Luxembourg Bourse.
Prior to unification of this security:
- SUEZ held, via Société Générale de Belgique, 19.60% of the share capital of Fortis B;
- Fortis B held 56.94% of the share capital of Fortis SA, which held the entire share capital of Fortis Bank and 56.94% of the share capital of Fortis NV, which in turn held the entire share capital of Fortis Insurance;
- Fortis NL held 43.06% of the share capital of Fortis SA and 43.06% of the share capital of Fortis NV.

Following completion of the unification transactions, the former Fortis B and Fortis NL shareholders held Fortis units conferring an identical interest in Fortis SA and Fortis NV. The Fortis units held by SUEZ represented 11.16% of the share capital of Fortis SA and Fortis NV.
Given these percentage interests, Fortis B is accounted for under the equity method in the SUEZ consolidated financial statements up to December 17, 2001, the listing launch date of the Fortis units, and deconsolidated thereafter.
At the end of December 2001, SUEZ held a 10.6% stake in Fortis SA and Fortis NV.

Vinci public offer of exchange for Groupe GTM and sale of Vinci securities

During the second half of 2000, SUEZ contributed all of its Groupe GTM shares to the friendly public offer of exchange launched by Vinci in July 2000 and completed in September. As a result the Group became the principal shareholder in Vinci with a holding, following completion of the public offer, of approximately 23.3%. SUEZ sold 2.9 million and 2 million Vinci shares in October and December 2000 respectively, reducing its stake to 17.05%.
This transaction generated for the Group:
- goodwill on the acquisition of the 23.3% interest in the Vinci Group, as it stood prior to the public offer of exchange, of EUR 230 million, amortized over a period of 20 years;
- a pre-tax capital gain of EUR 240 million.

All Vinci securities were then sold in 2001 through a number of transactions, generating pre-tax capital gains of EUR 298 million in the period.
In the consolidated financial statements for the year ended December 31, 2000, SUEZ opted for the alternative treatment permitted by the new consolidation regulation, allowing Groupe GTM to be accounted for under the equity method from January 1, 2000 up to the date of transfer of control. To facilitate the comparison of the financial statements, pro forma figures are presented as if this approach had been adopted from January 1, 1999. During the first nine months of fiscal 2000, Groupe GTM generated Revenues and Net operating income of EUR 4.59 billion and EUR 0.12 billion respectively (excluding energy and industrial service activities).
Vinci was accounted for under the equity method up to April 30, 2001.

2.4 Pro forma Information

The following summary presents unaudited pro forma results of operations as if the business acquisitions described in this section had occurred at the beginning of each period presented. The pro forma results are for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred had the business acquisitions been consummated at that date, nor are they necessarily indicative of future operating results. They are based on operating data, prior to the acquisition of the subsidiaries concerned, taking account of acquisition financing costs, the depreciation of fair value adjustments and the amortization of goodwill.

Revenues	43,789.5	37,428.1
Net income Group share	2,065.2	1,741.3
Basic earnings per share	2.12	1.82

NOTE 3 - OPERATING INCOME

3.1 Other operating income consists of the following:

[illegible]	[illegible]	[illegible]	[illegible]
Internal costs allocated to capitalized assets [1]	524.0	601.1	540.6
Expense transfers [2]	206.6	217.3	355.0
Income from disposals and sales [3]	46.4	136.3	152.3
Other current income	573.3	385.8	396.2
TOTAL	**1,350.3**	**1,340.5**	**1,444.1**

1. Costs incurred in respect of tangible assets produced and used internally by the company.

2. Includes capital increase costs offset against Group additional paid-in capital of EUR 13.3 million in 2000, and EUR 53.2 million in 1999 (amount immaterial in 2001).

3. Includes income from disposals of construction site equipment and assets under concession as well as income from the sale of venture capital companies. For the year ended December 31, 2001, the venture capital company, SI Finances, and its subsidiaries contributed EUR 2.1 million to this item (EUR 120.3 million in 2000 and EUR 106.1 million in 1999).

3.2 Income from mixed inter-municipal companies and partnerships consists of the following

[illegible]	[illegible]	[illegible]	[illegible]
Share in mixed inter-municipal companies' income	434.0	437.1	930.7
Partnerships	(10.2)	(11.6)	(24.6)
TOTAL	**423.8**	**425.5**	**906.1**

The income of inter-municipal companies corresponds to the share held by Electrabel, a Tractebel subsidiary, in the results of mixed gas and electricity inter-municipal companies, through which Electrabel is in partnership with several Belgian municipalities. The decrease in this line item between fiscal 1999 and 2000 is primarily due to the change in the method by which the inter-municipal companies pay for Electrabel's production activities, which led to this income being included in revenues from January 1, 2000.

3.3 Other operating expenses consist of the following

[illegible]	[illegible]	[illegible]	[illegible]
Supplies and utility costs	1,662.7	1,753.3	2,106.4
Sub-contracting	1,956.9	1,536.4	2,571.6
Rental and joint ownership expenses	460.9	383.5	663.4
External personnel	565.1	478.5	501.6
Repairs and maintenance	698.5	476.6	428.8
Professional fees	410.5	357.1	433.4
Other	5,320.9	4,828.1	5,014.5
TOTAL	**11,075.5**	**9,813.5**	**11,719.7**

3.4 Depreciation, amortization and provisions consists of the following

[illegible]	[illegible]	[illegible]	[illegible]
DEPRECIATION AND AMORTIZATION	**2,701.5**	**2,580.6**	**2,260.7**
Intangible assets	284.2	305.6	211.3
Tangible assets [1]	2,350.3	2,212.8	2,003.1
Assets under concession	67.0	62.2	46.3
PROVISIONS	**397.2**	**445.1**	**220.4**
Renewal of fixed assets	70.7	29.4	54.3
Inventories, accounts receivable and marketable securities	215.2	159.5	61.8
Contingencies and losses	127.2	241.4	73.7
Other	(15.9)	14.8	30.6
TOTAL	**3,098.7**	**3,025.7**	**2,481.1**

1. Depreciation relating to capital lease contracts amounted to EUR 69.5 million in 2001, EUR 62.9 million in 2000 and EUR 62.3 million in 1999.

NOTE 4 - FINANCIAL INCOME

[illegible]	[illegible]	[illegible]	[illegible]
Dividends from investments	158.7	153.2	297.3
Interest and similar expenses	(1,628.2)	(1,502.0)	(925.4)
Net allowances to provisions for losses on marketable securities	(35.5)	(1.6)	(1.4)
Other financial income	247.3	378.4	239.2
FINANCIAL INCOME (LOSS)	**(1,257.7)**	**(972.0)**	**(390.3)**

Ebitda coverage of net financial costs is calculated as follows :

[illegible]	[illegible]	[illegible]
Net interest and similar expenses	(1,628.2)	(1,502.0)
Income from marketable securities	53.4	204.7
Net allocations to marketable securities	(35.5)	(1.6)
Miscellaneous financial income and expenses	154.2	197.6
NET FINANCIAL COSTS [1]	**(1,456.1)**	**(1,101.3)**
EBITDA (EXCLUDING FINANCIAL SERVICES)	**7,445.3**	**7,050.9**
EBITDA COVERAGE RATIO	**5.1**	**6.4**

1. Items contained in financial income (loss) but not included in calculating net financial costs are included in the calculation of Ebitda. These items are primarily dividends received from investment in equity securities.

NOTE 5 - EXCEPTIONAL INCOME (LOSS)

[illegible]	[illegible]	[illegible]	[illegible]
Capital gains on disposals, net	1,645.8	1,142.1	1,569.5
Other exceptional expenses, net	(819.6)	(573.4)	(844.8)
EXCEPTIONAL INCOME (LOSS)	**826.2**	**568.7**	**724.7**

5.1 Capital gains on disposal of assets, net

In 2001, net capital gains primarily comprise the EUR 310.3 million dilution gain recognized on the regrouping of SUEZ and France Télécom cable activities (see note 2.3), the sale of Vinci securities in the amount of EUR 298 million (see note 2.3) and Fortis securities in the amount of EUR 100 million, sales of TotalFinaElf securities (EUR 164.6 million) and SES exchange capital gains (EUR 137.8 million). This line item also includes the impact of the conversion of the AXA bonds into securities on January 1, 2001 (which, in the absence of a specific accounting recommendation is treated as an exchange transaction) and impairment reserves against this line of EUR 256.1 million. These disposals were accompanied by financial instruments, such as collars or equity swaps, under which SUEZ temporarily retains the risks and benefits associated with fluctuations in the market value of the securities are presented in note 18.3.

In 2000, net capital gains primarily relate to the sale of Sofinco shares (EUR 275.5 million), the Vinci/GTM public offers of exchange and disposals (EUR 239.6 million), disposals of SES (EUR 120.5 million) and Nigen (EUR 107.6 million) securities, partial disposals of TotalFina (EUR 98 million) and Fortis (EUR 90.7 million) securities and finally the withdrawal from the Kazakhstan subsidiaries (EUR 186.4 million).

In 1999, net capital gains primarily related to the sale of Sofinco (EUR 475.6 million), AXA (EUR 156.1 million), and Fortis B (EUR 122.6 million) shares and the TotalFina exchange (EUR 511.9 million).

5.2 Other exceptional expenses, net

In 2001, other net exceptional expenses primarily comprise restructuring costs (EUR 198.9 million, including EUR 103.4 million related to the 2003 Transform program launched by Electrabel and supply chain integration and restructuring costs of EUR 91 million incurred by Ondeo Nalco), asset write-downs (EUR 360.9 million, primarily in the Communications and Waste Services divisions) and exceptional capital losses net of charges to corresponding provisions for emerging country risk (EUR 335.8 million, including EUR 314.4 million in respect of the devaluation of the Argentine peso – EUR 80 million Group share).

In 2000, net exceptional charges to provisions primarily concerned write-downs of goodwill balances (EUR 336.1 million), restructuring costs (EUR 129.9 million, of which 70% within the Water Division) and loan issue and project costs (EUR 89.3 million).

In 1999, net exceptional charges to provisions primarily consisted of asset write-downs (EUR 336 million) mainly relating to intangibles and goodwill of the French Water division, increases in provisions relating to emerging country risks (EUR 210.5 million), restructuring provisions (EUR 70.1 million), loan issue costs and penalties for early debt repayments (EUR 68 million) and disposal costs net of amounts released from corresponding provisions (EUR 35.4 million).

NOTE 6 - INCOME TAX

6.1 Income before income tax and goodwill amortization

Income before income tax and goodwill amortization for the years ended December 31, consists of the following:

Current income of fully consolidated companies	2,806.1	2,806.0	2,541.9
Exceptional income	826.2	568.7	724.7
INCOME BEFORE INCOME TAX AND GOODWILL AMORTIZATION	**3,632.3**	**3,374.7**	**3,266.6**
French companies	746.6	191.3	650.4
Foreign companies	2,885.7	3,183.4	2,616.2
INCOME BEFORE INCOME TAX AND GOODWILL AMORTIZATION	**3,632.3**	**3,374.7**	**3,266.6**

The following is a reconciliation of the French statutory income tax rate (36.43% in 2001, 37.77% in 2000 and 40.00% in 1999) with the Group's effective income tax rate for the years ended December 31:

INCOME BEFORE INCOME TAX AND GOODWILL AMORTIZATION MULTIPLIED BY STATUTORY RATE	**(1,323.2)**	**(1,274.6)**	**(1,306.6)**
Impact of:			
Taxation in jurisdictions outside of France	21.7	99.7	145.9
Permanent differences	437.6	(10.8)	329.6
Capital gains and other income taxed at a reduced rate [1]	247.1	244.0	393.5
Additional tax expense [2]	(70.0)	(15.5)	(210.7)
Discounting of deferred tax balances	13.4	49.4	-
Unrecorded deferred tax assets on timing differences and tax loss carryforwards [3]	27.7	167.2	(78.3)
Change in tax rates of deferred tax liabilities or assets	(12.5)	(24.9)	2.0
Tax credits	11.9	35.1	8.2
Other	(75.7)	67.9	(36.9)
ACTUAL INCOME TAX	**(722.0)**	**(662.5)**	**(753.3)**
EFFECTIVE TAX RATE (ACTUAL INCOME TAX CHARGE DIVIDED BY INCOME BEFORE INCOME TAX AND GOODWILL AMORTIZATION)	**19.9%**	**19.6%**	**23.1%**

1. Including non-taxable capital gains in Belgium.
2. Including the 5% tax payable on dividends in Belgium and the special electricity producer tax paid by Electrabel until 1999.
3. The decrease in 2001 is primarily due to the recognition of deferred tax liabilities on the roll-forward of net capital gains arising on the conversion of AXA bonds into shares and year-end reserves against these securities.

The income tax charge for the years ended December 31 breaks down as follows:

CURRENT INCOME TAXES	**(500.6)**	**(599.2)**	**(625.7)**	**(131.2)**	**(42.3)**	**(143.0)**	**(631.8)**	**(641.5)**	**(768.7)**
French companies	56.8	17.7	(115.2)	(127.4)	(126.1)	(120.0)	(70.6)	(108.4)	(235.2)
Foreign companies	(557.4)	(616.9)	(510.5)	(3.8)	83.8	(23.0)	(561.2)	(533.1)	(533.5)
DEFERRED INCOME TAXES	**(185.1)**	**(8.5)**	**(32.2)**	**94.9**	**(12.5)**	**47.6**	**(90.2)**	**(21.0)**	**15.4**
French companies	(16.8)	(10.8)	(1.3)	(12.1)	8.3	33.7	(28.9)	(2.5)	32.4
Foreign companies	(168.3)	2.3	(30.9)	107.0	(20.8)	13.9	(61.3)	(18.5)	(17.0)
TOTAL	**(685.7)**	**(607.7)**	**(657.9)**	**(36.3)**	**(54.8)**	**(95.4)**	**(722.0)**	**(662.5)**	**(753.3)**

In 2001, SUEZ was the parent company of a tax consolidation group comprised of 173 companies. Other tax groups are formed in France where possible.

As of December 31, 2001, the Group had net operating loss carryforwards (NOLs) and tax credits carried forward of EUR 3,088.7 million, which will expire as follows:

2002	276.3
2003	234.5
2004	117.8
2005	57.3
2006	226.9
2007 and thereafter	2,175.9
TOTAL	**3,088.7**

6.2 Net deferred tax liabilities

Net deferred tax liabilities, before netting of deferred tax assets and liabilities by tax entity, are detailed hereafter:

DEFERRED TAX ASSETS		
Net operating losses and tax credit carryforwards	963.6	970.4
Employee benefits	816.1	770.1
Accrued liabilities	989.5	956.9
Unrecorded deferred tax assets (a)	(957.0)	(997.4)
Other	873.0	619.9
TOTAL	**2,685.2**	**2,319.9**
DEFERRED TAX LIABILITIES		
Intangible asset fair value adjustments	(1,342.6)	(1,186.8)
Depreciation of property, plant and equipment	(1,364.4)	(1,237.6)
Tax-driven reserves	(219.6)	(213.3)
Discounting of deferred tax liabilities	564.4	561.5
Other	(1,451.2)	(1,265.5)
TOTAL	**(3,813.4)**	**(3,341.7)**
NET DEFERRED TAX LIABILITIES	**(1,128.2)**	**(1,021.8)**

(a) Unrecorded deferred tax assets

Unrecorded deferred tax assets in respect of the SUEZ tax consolidation group alone amounted to EUR 332.6 million at the end of 2001 (EUR 442.9 million as of December 31, 2000). The decrease in fiscal 2001 was primarily due to the recognition of deferred tax liabilities on the roll-forward of capital gains arising on the conversion of the AXA bonds into shares.

The most distant reversal schedule for net deferred tax assets not recognized in the consolidated balance sheet must be considered to be infinite, with certain losses being carried forward indefinitely.

Movements in net deferred tax liabilities recorded in the consolidated balance sheet, after netting of deferred tax assets and liabilities by tax entity, break down as follows:

AS OF DECEMBER 31, 2000	**1,696.3**	**(2,718.1)**	**(1,021.8)**
Net income for the period	276.2	(366.4)	(90.2)
Other	94.5	(110.7)	(16.2)
Impact of netting by tax entity	(1,067.7)	1,067.7	-
AS OF DECEMBER 31, 2001	**999.3**	**(2,127.5)**	**(1,128.2)**

NOTE 7 - COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

CORE BUSINESS SEGMENTS					
Belgian mixed inter-municipal companies [1]	2,316.7	21.7	2,312.0	-	-
Other Energy investees	239.2	35.7	244.7	4.1	24.4
CEM (Macau electricity company)	66.7	14.0	60.1	14.3	11.6
Malaysian water companies	40.5	5.9	36.4	7.7	(2.5)
Ormas Ambiental (Waste Services, Argentina)	9.3	(12.1)	34.2	1.6	-
Other	148.6	(25.4)	124.2	0.3	7.7
TOTAL	**2,821.0**	**39.8**	**2,811.6**	**28.0**	**41.2**
OTHER BUSINESSES					
Fortis B (banking and insurance) [2]	-	292.6	1,957.3	363.8	270.6
Umicore (non-ferrous metals)	307.9	34.5	279.7	27.8	19.2
Coficem (communications)	106.7	(5.5)	112.7	29.1	10.8
Télévision par Satellite (TPS)	0.9	(34.2)	0.9	(41.9)	(50.9)
Cofiparco (motorway concessions) [3]	-	-	-	-	59.4
Vinci (construction and infrastructure concessions) [4]	-	13.6	382.5	105.2	-
Other	17.5	(7.1)	199.2	(0.5)	34.3
TOTAL	**433.0**	**293.9**	**2,932.3**	**483.5**	**343.4**
TOTAL	**3,254.0**	**333.7**	**5,743.9**	**511.5**	**384.6**

1. Electrabel's share in the income of mixed inter-municipal companies is included in operating income (see note 3.2 for further details).

2. This company is accounted for under the equity method up to December 17, 2001, the date of unification of the Fortis share (see note 2.3 for a description of the transaction) and deconsolidated thereafter.

3. This company is accounted for under the equity method in 2000 within the Vinci sub-group.

4. In the 2000 financial statements, SUEZ adopted the alternative treatment permitted by CRC Regulation n° 99-02, allowing Groupe GTM to be accounted for under the equity method from January 1, 2000. As of December 31, 2000, this line item therefore comprised Groupe GTM accounted for under the equity method from January 1 to September 30, 2000 and Vinci accounted for under the equity method from October 1 to December 31, 2000. In fiscal 2001, this line items comprises Vinci accounted for under the equity method up to April 30, 2001 (see note 2.3).

The Group received dividends from companies accounted for under the equity method of EUR 529.2 million, EUR 522.2 million and EUR 986 million in 2001, 2000 and 1999, respectively.

Goodwill related to companies accounted for under the equity method totaled EUR 168.7 million and EUR 411 million as of December 31, 2001 and 2000, respectively (see note 8).

Summarized financial information in respect of the main affiliates accounted for under the equity method is presented below:

BALANCE SHEET INFORMATION		
TOTAL ASSETS	**482,970**	**438,083**
Including :		
• Investments	147,676	134,203
• Loans and advances to credit institutions	63,762	62,383
• Loans and advances to customers	176,834	162,093
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**482,970**	**438,083**
Including :		
• Amounts owed to credit institutions	96,337	94,174
• Amounts owed to customers	179,687	145,752
• Underwriting reserves	59,533	56,130
• Total liabilities	466,993	420,727
• Minority interests	2,133	2,159
• Shareholders' equity	13,844	15,197
INCOME STATEMENT INFORMATION		
Revenues	45,258	47,427
Interest expense	(16,914)	(19,403)
Policy benefits and claims	(13,440)	(13,463)
Operating expenses	(10,783)	(9,945)
Taxes	(1,049)	(1,150)
Net income	2,598	2,768

Until the unification of the Fortis security, SUEZ held shares in Fortis B, as a direct investment in Fortis was not possible. Fortis B's investment in Fortis represented substantially all of Fortis B's assets. Further, Fortis B's earnings were derived almost exclusively from its investment in Fortis. Just prior to the unification of the Fortis security, Société Générale de Belgique owned 19.6% of Fortis B compared to 19.53% as of December 31, 2000 and Fortis B owned 56.94% of Fortis (58.6% as of December 31, 2000).

As a result of the unification of the Fortis security, as described in note 2.3 above, Fortis B is accounted for under the equity method in the SUEZ consolidated financial statements up to the listing of the Fortis units on the stock market and deconsolidated thereafter.

The above financial information for Fortis represents financial data, as published by Fortis, drawn up in accordance with European Directives for banks and insurance companies.

BALANCE SHEET INFORMATION		
Total current assets	4,140	3,705
Total assets	9,970	9,345
Total current liabilities	3,987	3,760
Total liabilities	4,382	4,088
Shareholders' equity	5,588	5,257
Total liabilities and shareholders' equity	9,970	9,345
INCOME STATEMENT INFORMATION		
Revenues	6,043	5,656
Other income	139	125
Operating expenses	5,033	4,735
Net income	1,301	1,031

The above financial information represents the combined financial data of the individual mixed inter-municipal companies under French GAAP.

BALANCE SHEET INFORMATION		
Total current assets	1,449	1,453
Total assets	2,542	2,512
Total current liabilities	946	707
Total liabilities	1,100	1,362
Minority interests	68	50
Shareholders' equity, Group share	1,104	1,100
Total liabilities and shareholders' equity	2,542	2,512
INCOME STATEMENT INFORMATION		
Revenues	3,636	3,905
Operating expenses	(3,515)	(3,755)
Taxes	10	10
Net income	116	136

The above financial information is taken from the consolidated financial statements of Umicore, drawn up in accordance with Belgian GAAP.

NOTE 8 - GOODWILL

BALANCE SHEET AS OF DECEMBER 31, 1999		**5,374.4**	**(243.0)**
Goodwill recorded in 2000		4,006.9	(6.6)
Significant changes include :			
Electrabel Nederland (Energy – Netherlands)	1,397.6		
UWR (Water – USA)	727.8		
Tractebel LNG North America (formerly Cabot LNG, USA)	267.9		
Aguas Andinas (Water – Chile)	256.9		
Vinci (Construction)	230.0		
Sithe Thaï subsidiaries (Energy)	83.7		
Changes in consolidation scope and unrealized foreign exchange gains and losses [1]		1,109.5	26.5
Amortization expense		(391.1)	22.8
Exceptional amortization [2]		(336.1)	
BALANCE SHEET AS OF DECEMBER 31, 2000		**9,763.6**	**(200.3)**
Goodwill recorded in 2001		1,060.0	(25.8)
Significant changes include :			
Acquisition of a 40% stake in ONES (formerly Neec, Water treatment - USA)	279.4		
Acquisition of the GTI Group (Energy companies – Netherlands)	243.9		
Acquisition of the Axima Winterthur Group (Energy companies – Switzerland)	202.9		
Changes in consolidation scope and unrealized foreign exchange gains and losses [3]		33.7	(29.2)
Amortization expense		(460.9)	38.3
Exceptional amortization		(77.1)	
BALANCE SHEET AS OF DECEMBER 31, 2001		**10,319.3**	**(217.0)**

1. *Primarily includes the finalization of the Ondeo Nalco opening balance sheet in the amount of EUR 879.3 million.*
2. *Included in the Statement of Income in other net exceptional expenses. In 2000 this balance primarily comprises the write-down of the Degrémont goodwill (EUR 129.4 million) and of the goodwill of certain subsidiaries operating in the Energy and Waste Services businesses due to revised profit forecasts of the entities concerned.*
3. *Primarily comprises the increase in the percentage interest in Electrabel and Fluxys (+EUR 163.2 million), and the finalization in 2001 of the opening balance sheets of companies acquired in 2000 (-EUR 127.8 million).*

NOTE 9 - TANGIBLE AND INTANGIBLE ASSETS, DEPRECIATION AND AMORTIZATION

9.1 Tangible and intangible assets

Gross value

INTANGIBLE ASSETS	**5,099.1**	**399.1**	**359.8**	**(299.8)**	**5,558.2**
Assets owned outright	55,389.4	(261.6)	3,962.3	(957.3)	58,132.8
Assets under concession	7,808.1	(161.5)	133.2	248.8	8,028.6
TANGIBLE ASSETS	**63,197.5**	**(423.1)**	**4,095.5**	**(708.5)**	**66,161.4**

1. *Primarily includes in intangible assets, the entry into the scope of consolidation of the entity holding the civil engineering user rights for the infrastructures transferred by France Telecom, as part of the reorganization of Noos described in note 2.3, in the amount of EUR 328.4 million. Primarily includes in tangible assets, the negative impact of the devaluation of the Argentine peso, the entry of GTI and Axima Winterthur into the scope of consolidation (+EUR 309.9 million) and the consolidation of the Noos group using the proportional and not the full method (-EUR 144.6 million).*
2. *Including disposals and eliminations (-EUR 882.6 million) and, among assets under concession, capital expenditure financed or contributed by third parties (local authorities, water authorities) in the amount of EUR 383.5 million.*

Depreciation and amortization

ACCUMULATED AMORTIZATION, INTANGIBLE ASSETS	**1,212.2**	**(32.2)**	**321.4**	**(178.1)**	**1,323.3**
Assets owned outright	23,786.9	93.1	2,381.8	(588.1)	25,673.7
Assets under concession	2,408.0	(74.4)	51.3	111.2	2,496.1
ACCUMULATED DEPRECIATION, TANGIBLE ASSETS	**26,194.9**	**18.7**	**2,433.1**	**(476.9)**	**28,169.8**

1. Including disposals and eliminations (EUR 671.9 million) and, among assets under concession, depreciation recorded on behalf of concession grantors paid out of the special contra account for fixed assets received, included in liabilities in the balance sheet (EUR 160.5 million).

9.2 Tangible assets owned outright

Land	1,031.5	723.2	542.3
Buildings	5,971.9	6,136.6	4,305.7
Machinery and equipment	17,753.6	16,878.6	12,386.3
Vehicles	666.1	733.1	685.3
Fixed assets under capital lease [1]	1,058.8	1,060.0	1,118.7
Construction in progress and down-payments	3,796.2	4,009.3	2,601.0
Other fixed assets	2,181.0	2,061.7	2,112.3
TOTAL NET VALUE	**32,459.1**	**31,602.5**	**23,751.6**

1. Fixed assets under capital lease as of December 31, 2001, 2000 and 1999 break down as follows:

Construction	380.9	385.6	385.2
Machinery and equipment	837.1	811.5	857.5
Vehicles and other tangible fixed assets	272.0	188.4	179.5
GROSS FIXED ASSETS UNDER CAPITAL LEASE	**1,490.0**	**1,385.5**	**1,422.2**
Accumulated depreciation	(431.2)	(325.5)	(303.5)
NET FIXED ASSETS UNDER CAPITAL LEASE	**1,058.8**	**1,060.0**	**1,118.7**

Depreciation of and provisions against tangible fixed assets owned outright (EUR 2,381.8, EUR 2,326.4 million and EUR 2,007.9 million for 2001, 2000 and 1999 respectively) are primarily included in "Depreciation, Amortization and Provisions" in the accompanying consolidated statements of income.

9.3 Tangible assets under concession

[illegible]	[illegible]	[illegible]	[illegible]
Placed under concession by the concession holder	1,966.6	1,886.9	1,548.5
Placed under concession by the concession grantor	3,565.9	3,513.2	3,622.2
NET VALUE – ASSETS	**5,532.5**	**5,400.1**	**5,170.7**
Financing by third parties	295.9	351.1	334.9
Counterpart of fixed assets received	3,565.9	3,513.2	3,622.2
Additional amortization due to asset lives greater than concession duration	806.8	738.4	642.6
CONCESSION ACCOUNTS – LIABILITIES	**4,668.6**	**4,602.7**	**4,599.7**
TOTAL NET BOOK VALUE	**863.9**	**797.4**	**571.0**

9.4 Intangible assets

[illegible]	[illegible]	[illegible]	[illegible]
Intangible assets resulting from the acquisition of water companies [1]	2,671.5	2,640.2	3,534.3
Purchased goodwill	107.5	138.6	131.2
Software	189.0	122.5	78.3
Intangible rights relating to concession contracts [2]	484.5	515.9	867.4
Other intangibles [3]	782.4	469.8	406.7
TOTAL NET VALUE	**4,234.9**	**3,887.0**	**5,017.9**

1. Primarily concerns Ondeo Nalco, Aguas de Cordillera and Aguas Andinas. The key components are the customer portfolio, brands (trade name and brands associated with the main products) and patents and licenses for Ondeo Nalco (total net value after finalization of the acquisition balance sheet of EUR 2,476 million) and water rights for Aguas de Cordillera and Aguas Andinas (total net value of EUR 195.5 million).

2. Intangible rights relating to concession contracts are costs paid or payable in return for concession rights. These costs are amortized on a straight-line basis over the term of the contract to which they relate.

3. The increase in 2001 comprises civil engineering user rights for the infrastructures transferred by France Télécom as part of the Noos reorganization (see note 2.3).

Amortization of and provisions against intangible assets (EUR 321.5 million, EUR 439.4 million and EUR 264.4 million for 2001, 2000 and 1999, respectively) are primarily included in "Depreciation, Amortization and Provisions" in the accompanying consolidated statements of income.

NOTE 10 - INVESTMENTS AND MARKETABLE SECURITIES

10.1 Equity securities

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fortis	3,978.0	2,278.9	-	-	-	-
TotalFinaElf	1,211.4	953.9	1,196.0	787.1	1,511.9	1,180.5
Iberdrola	605.2	467.8	601.3	467.8	577.7	467.8
Aguas Andinas	-	-	-	-	790.9	790.9
Axa	542.2	542.2	774.8	270.9	666.4	268.8
Scottish Power	284.8	164.9	296.3	164.9	260.9	164.9
SES Global	199.6	197.2	275.0	76.7	373.5	114.7
Hidrocantabrico	-	-	240.0	273.5	-	-
Atlantic LNG	160.7	160.7	134.3	134.3	-	-
Acesa	166.5	61.9	131.9	61.9	130.2	61.9
Arcelor	70.0	32.8	77.8	54.4	93.0	54.4
ORA Galilée/Marignan	195.1	195.1	-	-	-	-
Others	1,804.5	1,597.7	2,502.0	1,715.9	1,815.4	1,640.0
TOTAL	**9,218.0**	**6,653.1**	**6,229.4**	**4,007.4**	**6,219.9**	**4,743.9**

Movements during fiscal 2001 and 2000 were as follows:

[illegible]	
AS OF DECEMBER 31, 1999	**4,743.9**
Acquisitions [1]	1,536.0
Disposals, net book value [2]	(816.1)
Net allocations to provisions	(131.4)
Changes in consolidation scope, exchange rate fluctuations and other changes [3]	(1,325.0)
AS OF DECEMBER 31, 2000	**4,007.4**
Acquisitions [1]	1,425.2
Disposals, net book value [2]	(1,137.1)
Net allocations to provisions	(462.4)
Changes in consolidation scope, exchange rate fluctuations and other changes [3]	2,820.0
AS OF DECEMBER 31, 2001	**6,653.1**

1. Primarily concerned in 2000, the acquisition of a 10% interest in Hidrocantabrico and the interest held by Tractebel LNG North America (formerly Cabot LNG, USA) in Atlantic LNG and in 2001, the acquisition of TotalFinaElf securities and Galilée/Marignan bonds convertible into shares as described in note 1-H.

2. Primarily concerned in 2000 the disposal of Totalfina and SES securities and, in 2001, the disposal of TotalFina Elf, Hidrocantabrico, Arcelor and USCC securities.

3. Comprised in 2000 the entry into the scope of consolidation of Aguas Andinas and the change in accounting method for Group GTM and, in 2001, the deconsolidation of Fortis, the conversion of the AXA bonds into shares and the SES share exchange.

Gains realized by the Group on the disposal of equity securities totaled EUR 933.8 million, EUR 171million and EUR 778.6 million (before reversal of provisions) in 2001, 2000 and 1999, respectively, and are included in the accompanying consolidated statements of income as "exceptional income". Capital gains and losses on the disposal of non-consolidated equity investments realized by venture capital companies are included in current net income and detailed in note 3.1.

10.2 Marketable securities

The estimated fair value of the Group's marketable securities as of December 31, 2001 and 2000 was EUR 1,182.1 million and EUR 1,390.3 million respectively, resulting in unrealized capital gains of EUR 59.5 million and EUR 42 million as of December 31, 2001 and 2000 respectively.

Marketable securities also include SUEZ shares held by the Group in order to cover employee stock option plans. A total of 12.9 million shares were held as of December 31, 2001, for a net book value of EUR 353.6 million (see note 13.4).

The Group adjusts marketable securities to the lower of cost and market value. Net allocations to reserves for losses in the value of marketable securities, recorded as a financial expense, amounted

to EUR 5.1 million in 2001, EUR 6.1 million in 2000 and EUR (0.9) million in 1999.

Gains and losses from sales of marketable securities, included in other net financial income as total income from marketable securities (see note 4), consisted of the following:

2001	37.2	(5.5)	31.7
2000	61.7	(7.7)	54.0
1999	61.8	(2.5)	59.3

NOTE 11 - INVENTORIES AND WORK IN-PROGRESS

Raw materials	1,052.6	74.2	978.4	927.8	49.0	878.8	891.1	70.8	820.3
Work in-progress [1]	2,659.3	35.8	2,623.5	1,346.9	26.0	1,320.9	1,773.6	29.0	1,744.6
Finished products and goods	615.5	14.1	601.4	577.9	11.5	566.4	689.8	30.3	659.5
TOTAL	**4,327.4**	**124.1**	**4,203.3**	**2,852.6**	**86.5**	**2,766.1**	**3,354.5**	**130.1**	**3,224.4**

1. The increase in work-in-progress in 2001 is due to the entry into the scope of consolidation of Energy companies and must be considered in conjunction with the increase in advances and down-payments received on orders recorded in liabilities.

NOTE 12 - PREPAID EXPENSES AND DEFERRED INCOME

Prepaid expenses on pensions [1]	199.0	-	164.9	-	182.7	-
Deferred taxes [2]	999.3	2,127.5	1,696.3	2,718.1	1,444.3	2,525.3
Bond discounts	110.1	-	118.2	-	163.6	-
Expenses to be amortized	281.5	-	177.9	-	249.4	-
Unrealized foreign exchange gains and losses	-	-	100.0	87.7	27.4	38.7
Advance billing	-	180.0	-	86.7	-	67.5
Other prepayments & accruals	637.9	2,194.0	612.8	1,962.9	460.5	1,822.6
TOTAL	**2,227.8**	**4,501.5**	**2,870.1**	**4,855.4**	**2,527.9**	**4,454.1**

1. See note 19 for the breakdown of pension plan commitments.
2. See note 6 for changes in deferred taxes.

NOTE 13 - SHAREHOLDERS' EQUITY

13.1 Share capital

The Group's share capital consisted of :

December 31, 2001	1,026,280,965	2	2,052.6
December 31, 2000	1,021,328,585	2	2,042.7
December 31, 1999	992,146,530	2	1,984.3

Generally, each holder of shares is entitled to one vote per share at any shareholder's meeting of the Group. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

13.2 Consolidated reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital par value. This reserve cannot be distributed to shareholders other than in liquidation.

Not all consolidated reserves may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable reserves of SUEZ, the parent company, totaled EUR 19,795.3 million as of December 31, 2001, EUR 18,360.9 million as of December 31, 2000 and EUR 17,396.8 million as of December 31, 1999.

13.3 Cumulative translation adjustments

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Euro zone	(88.0)	3.5	(91.5)	(95.5)
Dollar zone (USD and CAD)	431.0	120.6	310.4	146.4
Pounds sterling	190.9	26.2	164.7	149.1
Brazilian Real	(338.0)	(155.5)	(182.5)	(157.6)
Other currencies [1]	(83.6)	(114.2)	30.6	54.7
TOTAL	**112.3**	**(119.4)**	**231.7**	**97.1**

1. Including in 2001, the devaluation of the Argentine peso for EUR 112 million.

13.4 Treasury stock and stock repurchase program

The Group has a stock repurchase program authorized by the shareholder annual general meetings held on June 11, 1998, May 28, 1999, May 5, 2000 and May 4, 2001. This program provides for the purchase of a maximum of 10% of the share capital over a period of at most eighteen months from the shareholders' general meeting date. It also requires that the accrued amount of acquisitions net of charges must not exceed the sum of EUR 5.0 billion, the maximum purchase price must not exceed EUR 50 per share and the minimum selling price may not be less than EUR 32 per share. As part of this program, 7,959,405 Group shares were purchased in 2001 for EUR 266.7 million and 5,050,906 shares with a value of EUR 162 million were sold for EUR 176 million.

Treasury stock (see discussion in note 1.A) deducted from consolidated shareholders' equity as of December 31, 2001 comprised 25,922,892 shares (5,160,107 shares and 3,520,281 shares as of December 31, 2000 and 1999, respectively or 25,800,535 and 17,601,405 after adjustment for the 5 for 1 share split) for a total value of EUR 830.5 million (EUR 810 million and EUR 553.6 million as of December 31, 2000 and 1999, respectively).

Of these, Group shares owned by fully-consolidated subsidiaries and deducted at cost from shareholders' equity totaled EUR 72.5 million, EUR 81.8 million and EUR 82.1 million as of December 31, 2001, 2000 and 1999, respectively.

DECEMBER 31, 2000	**810.0**	**355.0**	**1,165.0**	**25,800,535**	**13,054,485**	**38,855,020**
Purchases by the parent company	266.7		266.7	7,959,405		7,959,405
Sales by the parent company [1]	(236.8)	(1.4)	(238.2)	(7,363,016)	(105,332)	(7,468,348)
Sales by subsidiaries	(69.2)		(69.2)	(2,307,053)		(2,307,053)
Changes in consolidation scope [2]	59.8		59.8	1,833,021		1,833,021
TOTAL MOVEMENTS 2001	**20.5**	**(1.4)**	**19.1**	**122,357**	**(105,332)**	**17,025**
DECEMBER 31, 2001	**830.5**	**353.6**	**1,184.1**	**25,922,892**	**12,949,153**	**38,872,045**

1. Including in shares deducted from shareholders' equity, 2,312,110 SUEZ shares with a total value of EUR 74.9 million exchanged for 462,422 Tractebel shares following the reopening of the SUEZ public offer of exchange reserved for Tractebel employees.
2. Finoutremer takeover bid during the first half of 2001.

13.5 Transactions resulting in goodwill being charged against net equity

Merger of Lyonnaise des Eaux and Compagnie de SUEZ in 1997

The goodwill relating to this transaction (EUR 712.3 million) was charged directly against associated paid in capital, in accordance with the option offered by accounting policies applicable to consolidated financial statements prior to January 1, 2000 (see note 1-D). The goodwill balance was analyzed for allocation to the underlying businesses and is monitored to ensure its correct treatment, in particular in the event of disposal.

The goodwill amortization is calculated in memo accounts, not included in the financial statements, over the expected lives of the underlying businesses as detailed in note 1-D. The corresponding goodwill amortization expense would have amounted to EUR 13.6 million in 2001.

The exceptional write-down of Coficem and Umicore goodwill, calculated in memo accounts in accordance with the accounting method detailed in note 1-D, totaled EUR 72 million. This amount takes account of similar effects relating to the public offer of exchange for SGB described below.

The sale of Sofinco and Fortis B securities in 1999, 2000 and 2001 resulted in part of the goodwill initially charged against paid-in capital being deducted from the capital gains recognized on disposal, in the amount of EUR 196.5 million, EUR 116 million and EUR 77.3 million, respectively. These amounts take account of similar effects relating to the public offer of exchange for SGB described below.

Public offer of exchange for Société Générale de Belgique (SGB) in 1998

The goodwill relating to this transaction (EUR 2,494.7 million) was charged directly against associated paid in capital, in accordance with the option offered by accounting policies applicable to consolidated financial statements prior to January 1, 2000 (see note 1-D). The goodwill amortization is calculated in memo accounts, not included in the financial statements, over the expected lives of the underlying businesses, that is 40 years for energy activities and 20 years for all other activities. The corresponding goodwill amortization expense would have amounted to EUR 73.3 million in 2001.

Public offer of exchange for SITA in 1999

The goodwill relating to this transaction (EUR 565.6 million) was charged directly against associated paid in capital and is monitored in a similar way to that described above, based on a theoretical amortization period of 20 years (theoretical charge in 2001: EUR 28.3 million)

Public offer of exchange for Tractebel in 1999

The goodwill relating to this transaction (EUR 5,695.5 million) was charged directly against associated paid in capital and allocated to the principal Tractebel subsidiaries. It is subject to an accounting treatment comparable to that described above, based on an amortization period of 40 years (theoretical charge in 2001: EUR 142.4 million).

13.6 Changes in accounting policy

Retirement benefit commitments

Beginning January 1, 1999, the Group provides for retirement benefit commitments in full. The impact of this change in method as of January 1, 1999 breaks down as follows:

[illegible]	[illegible]	[illegible]	[illegible]
Cost of past service benefits	(3,772.6)	(791.3)	**(4,563.9)**
Fair value of covering assets	1,460.3	956.7	**2,417.0**
Unrecorded actuarial variances	-	-	-
Unrecorded cost of past service benefits	-	-	-
Asset ceilings	-	(30.2)	**(30.2)**
TOTAL NET COMMITMENTS	**(2,312.3)**	**135.2**	**(2,177.1)**
Reserves and assets recognized as of December 31, 1998	(567.1)	55.3	**(511.8)**
Reserve to be reclassified	1.1	-	**1.1**
Reserve to be recognized as of January 1, 1999	(1,746.3)	-	**(1,746.3)**
Assets to be recognized	-	80.0	**80.0**
Corresponding deferred tax	681.6	(24.5)	**657.1**
Impact on investments consolidated by equity method	(678.8)	-	**(678.8)**
NET IMPACT, TOTAL SHARE	**(1,743.6)**	**55.5**	**(1,688.1)**
NET IMPACT, GROUP SHARE	**(533.7)**	**37.7**	**(496.0)**

Capitalization of interim interest during the construction phase of a self-constructed asset

The impact of the change in accounting method as of January 2000 resulting in the systematic capitalization of interim interest during the construction phase of self-constructed assets breaks down as follows:

[illegible]	[illegible]
Gross value of tangible fixed assets	206.5
Cumulated depreciation	(21.8)
TOTAL NET VALUE	**184.7**
Corresponding deferred tax	(51.7)
IMPACT ON TOTAL SHAREHOLDERS' EQUITY	**133.0**
IMPACT ON GROUP SHARE	**80.5**
MINORITY INTERESTS	**52.5**

Impact of the application of the new consolidated financial statement regulation on net deferred tax liabilities:

The impact of the change in accounting method as of January 1, 2000 introduced by the new consolidated financial statement regulation breaks down as follows:

[illegible]	[illegible]
Recording of deferred tax liabilities on UK water companies (nominal value)	(510.4)
Discounting of deferred tax [1]	507.0
Other	(46.1)
TOTAL	**(49.5)**
Impact on investments consolidated by the equity method	6.6
IMPACT ON TOTAL SHAREHOLDERS' EQUITY	**(42.9)**
Impact, Group share	(24.7)
Impact, minority interests	(18.2)

1. The discount rates used were determined individually by reference to government bond rates and reversal schedules. Essentially only two Group companies are affected by the discounting measures (Northumbrian and Aguas Argentinas), which concern specific tax regimes applicable to fixed asset depreciation practices.

In accordance with this change in accounting method, the deferred tax asset or liability position is now presented net for each tax entity.

13.7 Dilutive Instruments

Equity warrants

In June 1996, Northumbrian Water Group Plc, in which the Group has a controlling interest of almost 83%, issued 69,937,105 shares. A SUEZ equity warrant ("warrant") was attached to each of these new shares with 35 warrants entitling their holder to subscribe to five SUEZ shares.

After April 30, 2001, any warrants not exercised lapse.

Given the cancellation of 35,759,150 warrants owned by Compagnie de Suez at the time of the merger between Compagnie de Suez and Lyonnaise des Eaux in June 1997 and of 16,775,990 warrants in August 1999 and the conversion of 6,269,760 warrants in 2000 and 11,132,205 warrants in 2001 (representing 1,590,315 shares), no equity warrants remained outstanding as of April 30, 2001.

In each exercise period, the warrant strike price was calculated based on the average share price prior to the date of exercise.

Convertible bonds

In February 1996, the Group issued 6,634,616 bonds bearing interest at 4% and with a nominal value of EUR 79.27. These bonds are redeemable in full on January 1, 2006 at a price of EUR 96.04, corresponding to 121.15% of the issue price.

Each bond can be converted at any time at the rate of one bond for five Group shares. Given the conversion of 2,308,499 bonds in 2000 and 457,320 bonds in 2001, the 2,750,605 convertible bonds outstanding as of December 31, 2001, confer entitlement to 13,753,025 SUEZ shares.

13.8 Calculation of basic and diluted earnings per share

NUMERATOR IN MILLIONS OF EUR			
Net income, Group share[a]	2,086.7	1,919.4	1,452.5
Impact of dilutive instruments			
Elimination of the remuneration and amortization of bond issue premiums	7.3	0.1	14.9
DILUTED NET INCOME, GROUP SHARE[b]	**2,094.0**	**1,919.5**	**1,467.4**
DENOMINATOR			
Average number of shares outstanding[c]	985.1	956.7	768.1
Impact of dilutive instruments			
- Bonds	15.4	25.2	32.8
- Warrants	nm	0.7	1.5
- Stock subscription and purchase option plans reserved for employees	5.3	6.4	6.6
DILUTED AVERAGE NUMBER OF SHARES OUTSTANDING[d]	**1,005.8**	**989.0**	**809.0**
EARNINGS PER SHARE IN EUR[a/c]	**2.12**	**2.01**	**1.89**
DILUTED EARNINGS PER SHARE IN EUR[b/d]	**2.08**	**1.94**	**1.81**

NOTE 14 - MINORITY INTERESTS

Changes in minority interests for the years ended December 31 are as follows:

MINORITY INTERESTS AS OF JANUARY 1	**7,089.3**	**6,418.4**
Dividends distributed	(652.6)	(597.2)
Change in unrealized foreign exchange gains and losses [1]	(238.4)	37.5
Income for the year	733.7	936.0
Changes in the consolidation scope [2]	(485.0)	260.3
Effect of the change in method of accounting for fixed assets costs	-	52.5
Effect of the change in deferred tax method	-	(18.2)
MINORITY INTERESTS AS OF DECEMBER 31	**6,447.0**	**7,089.3**

1. Including, in 2001, the impact of the devaluation of the Argentine peso in the amount of EUR 0.1 billion.

2. Includes:

In 2000, primarily the entry into the scope of consolidation of Aguas Andinas (EUR 1.1 billion), the takeover bids for UWR and Trigen (-EUR 0.31 billion) and the removal of Groupe GTM minority interests following the equity accounting of this group via Vinci (-EUR 0.58 billion).

In 2001, primarily the takeover bids for Finoutremer (-EUR 0.06 billion) and COCO (-EUR 0.2 billion), the exercise of stock options to purchase 5% in Northumbrian (-EUR 0.09 billion) and an increase in the Group's stakes in Electrabel (-EUR 0.15 billion) and Gerasul (-EUR 0.04 billion).

NOTE 15 - RESERVES FOR CONTINGENCIES AND LOSSES

15.1 Detail of major components

Pension liabilities (see note 19)	2,363.4	60.8	128.2	2,552.4
Reprocessing and storage of nuclear fuels [a]	1,931.3	200.1	-	2,131.4
Renewals and major repairs [b]	1,361.2	(69.3)	(2.1)	1,289.8
Sector-related risks [c]	396.8	(105.9)	18.2	309.1
Dismantling of nuclear power stations [d]	773.5	92.0	0.4	865.9
Losses on completion and contractual commitments [e]	322.8	(38.2)	23.9	308.5
Disputes, claims and tax risks	449.4	(67.1)	(17.9)	364.4
Emerging countries risks [f]	161.4	(161.1)	(0.3)	-
Warranty [g]	273.1	(29.1)	6.1	250.1
Site rehabilitation [h]	346.5	54.3	17.2	418.0
Restructuring costs	298.7	(3.3)	(10.3)	285.1
Project completion [i]	43.3	(6.7)	6.1	42.7
Other contingencies and losses [j]	996.0	(208.6)	(384.7)	402.7
Negative goodwill, net of amortization (see note 8)	200.3	(38.3)	55.0	217.0
TOTAL RESERVES FOR CONTINGENCIES AND LOSSES	**9,917.7**	**(320.4)**	**(160.2)**	**9,437.1**

a. **Reprocessing and storage of nuclear fuels:** when nuclear fuel is removed from a reactor, it remains radioactive and must be treated. This reserve covers all the costs related to the treatment of the spent nuclear fuel produced to the end of the period. As such the reserve incorporates all costs incurred in the fuel reprocessing cycle: internal costs incurred through the removal of the fuel from the reactor and initial on-site storage; costs paid to third parties for the transportation of the fuel to a reprocessing center and for the storage, fuel reprocessing by an approved body, transportation of the reprocessed waste to a disposal site and finally disposal of the waste fuel. The reserve for spent fuel is based on the real internal costs

incurred and external costs on the basis of signed contracts with third parties, being independent transportation, reprocessing and storage companies technical reprocessing capabilities.

The actual costs incurred in the future may vary compared to the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time with improvements in technology and increases in reprocessing capacity. However this is no indication as to the likely future evolution in these costs.

The reserve is calculated to incorporate all procedures required by European, State and regional environmental regulations either currently or planned for implementation in Belgium. The Group is not aware of additional planned legislation, which would materially impact the value of the reserve. If additional legislation were to be introduced in the future, the costs estimates used as a basis for the calculation could vary.

Based upon current forecasts for the operating lives of the nuclear power stations, nuclear reprocessing and storage costs will be incurred through approximately 2060. The reserve has been calculated using a discount rate of 8.6% p.a.

The reserve has been calculated based upon the used nuclear fuel being reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has, to date, not definitively prescribed this option and it is not, as yet, clear when such a final decision will be taken. It is extremely difficult to estimate the potential costs of this option given that the process, timetable and location for storage are not yet known. Based upon currently available information, it is unlikely that the costs to be accrued if the nuclear fuel was permanently stored would have a material impact on the valuation of the reserve.

b. **Renewals:** includes the obligation of the Group under concessions to renew concession assets and to return them in good working condition. These reserves are determined by estimating the cost of replacing installations, which is calculated using inflation factors and the current value of the assets. The useful life of fixed assets other than water pipes and mains may be shorter than the life of the contract. Accordingly, the reserve is recorded over the useful life of the asset and is calculated asset-by-asset, based on the respective replacement value. For water pipe systems, annual reserves are calculated contract-by-contract, with foreseeable partial renewal costs being allocated over the life of each contract.

Major Repairs: reserves for major repairs are intended to cover major repairs to and servicing of both normal and nuclear power stations as well as gas production and transportation facilities. Other routine maintenance and repair costs are expensed as incurred.

c. **Sector-related risks:** includes reserves for specific risks related to a business sector, reserves for contingencies relating to unconsolidated subsidiaries as well as those covering guarantees given within the context of disposals and which are likely to occur.

For the real estate sector, these reserves correspond to losses on sales of real estate programs the group is obliged to settle or estimated losses on sale of remaining real estate programs. The estimated losses are evaluated based on the fair value of each individual real estate program to be sold, net of sales expenses. Fair value is either measured by the current market value or the current market price or by discounting future cash flows. Market value or market prices are evaluated based on recent transactions for similar buildings or on independent appraisals.

d. **Dismantling of nuclear power stations:** At the end of the operational life of a nuclear power station, the installation has to be dismantled, in accordance with European and National requirements, in order to ensure that no radioactive material enters the environment and that the land is available for future use. This reserve covers all the costs related to the dismantling of the installation to "greenfield status", being: (a) removal of the spent nuclear fuel, drainage of the liquid systems, disconnection of the operating systems, (b) dismantling of the reactor core and biological shielding, (c) complete dismantling of the reactor and removal of all radioactive material. Based on an agreement with the Belgian Government, the costs of nuclear power station dismantling are estimated every 5 years on the basis of a detailed study carried out by an independent third party expert. The most recent study was performed in 2000. The Group does not expect the results of this study to lead to a material adjustment to the reserve valuation. The next study will be carried out in 2005. The costs are discounted using a rate of 8.6% p.a. and accrued over a 30-year period from the commissioning of the plant, corresponding to the planned start of the dismantling procedures. Costs relative to nuclear dismantling will be incurred through approximately 2030.

The reserve is calculated on the basis of the net estimated costs to be incurred by the company. The companies SPE (a Belgian by municipalities controlled company) and Electricité de France (EDF) hold investments in certain nuclear power

stations owned by Electrabel. SPE is liable for the costs of dismantling the nuclear power stations in proportion to its investment held in certain plants.

The reserve is calculated so as to incorporate all procedures required by European, State and regional environmental regulations either currently or planned for implementation in Belgium. The company is not aware of additional planned legislation, which would materially impact the value of the reserve. If additional legislation were to be introduced in the future, the costs estimates used as a basis for the calculation could vary.

e. **Losses on completion and contractual commitments:** represents reserves for long-term contracts partially completed at year-end, but for which a loss on completion is expected, as well as reserves recognized on the acquisition of subsidiaries and taken into account in purchase price allocation, in respect of contractual obligations inherent to their business (contractual commitments principally relate to maximum price commitments of limited duration, undertaken by Gerasul in Brazil, and amortized pro rata to the volumes concerned).

f. **Risks relating to emerging countries:** all reserves relating to emerging countries were released in 2001 to deal with the impact of the devaluation of the Argentine peso and the Brazilian real. Previously represented reserves for risks in countries ordinarily classified as emerging geographical areas including South America, Asia (excluding Japan, Hong Kong, Macau and Singapore), Africa and Eastern Europe. The concept of country risk includes risks of a political or economic nature exceeding normal operating risks. The reserves are calculated based on the Group's net long-term investment in these areas, plus the guarantees granted, by attributing to each contract or area of association a level of risk taking into account both the appraisal of economic and political risk by bodies such as Coface (French insurance company for foreign trade) and the Group's appraisal of the degree of exposure specifically connected with the type of contract signed (particularly its term).

g. **Warranty:** relates principally to companies in the Energy sector that have a contractual commitment to maintain in serviceable condition or replace equipment forming part of installations covered by a "total warranty" clause. Reserves are calculated based on the discounted value of equipment and its useful life if shorter than the term of the contract.

h. **Site rehabilitation:** includes reserves relating to contractual landfill site rehabilitation commitments in the Waste Services sector Reserves are calculated individually by site, based on rehabilitation costs, pro rata to site utilization and net of work already carried out. These reserves mainly cover the rehabilitation and long-term monitoring of sites over 30 years, in accordance with the French Arrêté Ministériel dated September 9, 1997 anticipating the European Directive of April 1999. Reserves are calculated individually by site and provided over the period of operation. Costs arising during the 30-year period following site closure are discounted to present value. Future site extensions are not taken into account

i. **Project completion:** reserves to cover costs to be borne following the completion of a project (costs of withdrawing equipment and staff, possible redundancy payments, site rehabilitation, disputes with sub-contractors, etc.).

j. **Other contingencies and losses:** this item mainly includes reserves for miscellaneous employee-related litigation, environmental risks and various business risk, which are individually immaterial. The decrease recorded in 2001 corresponds to the disposal of pension commitment management activities of certain Belgian companies.

15.2 Movements during the year

AS OF DECEMBER 31, 1999		**10,584.7**
Consolidation scope and change in unrealized foreign exchange gains and losses [1]		(237.9)
Current year provision	1,858.4	
Utilizations	(2,287.5)	
Total effect on net income [2]		(429.1)
AS OF DECEMBER 31, 2000		**9,917.7**
Consolidation scope and change in unrealized foreign exchange gains and losses [1]		(160.2)
Current year provision	1,728.5	
Utilizations	(2,048.9)	
Total effect on net income [2]		(320.4)
AS OF DECEMBER 31, 2001		**9,437.1**

1. In 2000, consolidation scope effects (-EUR 265.5 million) primarily relate to the removal of Groupe GTM and the entry of Electrabel Nederland. Other movements amounted to EUR 27.6 million and primarily comprised foreign exchange gains and losses.

In 2001, consolidation scope effects (-EUR 225.1 million) primarily relate to Ondeo Nalco (move from proportional consolidation of ONES to full consolidation), Sellbergs within SITA and the removal of Contassur from the Tractebel group.

2. Including positive impact on exceptional income: EUR 441.4 million in 2001 and EUR 656.1 million in 2000.

NOTE 16 - BORROWING AND LONG-TERM DEBT

16.1 Management of financial contingencies

Cash surpluses are pooled within special-purposes Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services - TCMS) and redistributed to borrowing subsidiaries.

An intermediate pooling is performed either within each business activity (Tractebel, Ondeo Nalco, Ondeo Degrémont, SITA, etc.) or by geographical area (SUEZ Finance LP for the U.S. dollar, SUEZ Finance and TCMS in Belgium for the euro, etc.).

Any residual balance after utilization within the Group is invested to ensure maximum liquidity at minimum risk.

16.2 Borrowings and long-term debt by category

Borrowings and long-term debt as of December 31, consisted of the following:

In millions of EUR	2001	2000	1999
Perpetual subordinated notes	0.0	0.0	30.2
Bond issue	11,558.5	9,385.9	6,082.0
Amounts due on bank loans	13,399.4	12,542.7	13,589.1
Finance lease contracts	1,089.1	1,159.4	1,126.8
Other loans and borrowings	4,558.6	4,397.3	2,682.0
Bank overdrafts and cash current accounts	3,155.0	4,706.6	2,112.4
BORROWINGS AND LONG-TERM DEBT	**33,760.6**	**32,191.9**	**25,622.5**
Less current portion	(10,109.6)	(10,240.8)	(7,777.2)
BORROWINGS AND LONG-TERM DEBT, NET OF CURRENT PORTION	**23,651.0**	**21,951.1**	**17,845.3**

The principal bond issues were performed by SUEZ in the amount of EUR 5,493 million (EUR 4,610.8 million as of December 31, 2000) and Tractebel in the amount of EUR 2,926.2 million (EUR 2,496.1 million as of December 31, 2000) and include a Northumbrian eurobond issue in the amount of EUR 1,565.6 million (EUR 796 million as of December 31, 2000).

Other loans and borrowings primarily comprise loans to non-consolidated investments of EUR 326.1 million (EUR 91.7 million as of December 31, 2000), project financing of EUR 1,494.2 million (EUR 1,155.6 million as of December 31, 2000) and miscellaneous other loans of EUR 2,408.6 million (EUR 3,022.4 million as of December 31, 2000).

Principal movements in 2001

In 2001, changes in consolidation scope and methods generated an increase in net debt of EUR 496.9 million, while exchange rate fluctuations generated an increase of EUR 627.1 million, primarily in respect of USD-denominated debt.

Bond issue exchangeable for Umicore shares

SUEZ, in conjunction with Société Générale de Belgique, launched a bond issue on January 15, 2001 exchangeable for Umicore shares in the amount of EUR 246.6 million.

This issue concerns 22.2% of Umicore share capital, with the Group's remaining interest of 3% transferred by Société Générale de Belgique to Umicore management in the form of forward options. On completion of these transactions and assuming the options will be exercised in full, both under the exchangeable bond issue and the management program, the Group will have sold its entire interest in Umicore (25.2 %).

- Final issue premium: 20% of the closing price on the day preceding the launch (December 6, 2000: EUR 40.5). The investor will, nonetheless, have the possibility of opting for accelerated conversion with a reduced premium: 7% in the first year, 11% in the second year and 15% in the third year.
- Term: 4 years
- Coupon and yield to maturity: 2.5 %
- Early redemption: after 2 years at SUEZ's initiative with a trigger of 120% of the current conversion price.
- Early repayment: at the end of the second year at the investor's initiative. In the event of early repayment, the yield to maturity shall be 3.5%.

Bond issue exchangeable for Vinci shares

On May 22, 2001 SUEZ launched a bond issue exchangeable for Vinci shares in the amount of EUR 230.6 million.

This issue concerns 3.7% of Vinci share capital.

Transaction terms and conditions are as follows:

- Issue premium: 22% of the closing price (EUR 63).
- Term: 2.5 years
- Coupon: 1%
- Yield to maturity: 3%
- Early redemption: from November 22, 2002 at SUEZ's initiative, with a trigger of 120% of the current conversion price.

Other bond issues in 2001

On June 27, 2001, SUEZ launched a bond issue with a total nominal value of EUR 500 million. This issue, redeemable at par

on June 27, 2003, bears interest at the benchmark rate of 3-month Euribor +0.15%, payable quarterly on each anniversary date and an all-in rate equal to 3-month Euribor +0.19%. The 500,000 bonds issued are listed on the Luxembourg stock exchange. SUEZ may redeem the bonds in advance by purchasing them on the stock exchange, with bonds purchased subsequently canceled.

During the first half of 2001, Tractebel Invest. International launched three bond issues with a total nominal value of EUR 350 million, maturing between 2008 and 2009, payable in full upon maturity and bearing interest at all-in rates of between 5.62 and 5.77 %.

Northumbrian Finance launched a GBP 300 million bond issue in 2001, maturing in 2017 and bearing interest at the all-in rate of 5.96%.

Previous bond issues convertible or exchangeable for shares

In addition to the bond issue convertible for SUEZ shares launched in 1996 and presented in note 13.7 and the bond issues exchangeable for Umicore and Vinci shares detailed above, the Group has also performed a number of other convertible bond issues:

- Bond issue exchangeable for TotalFinaElf shares

  Via its subsidiary Belgelec Finance, the Tractebel Group launched a EUR 1,266 million bond issue on August 4, 1999, maturing in 2004 and bearing interest at 1.5%, payable annually. This bond issue is exchangeable for 7,550,300 TotalFinaElf shares at an exchange parity of one share for one bond of EUR 167.64 nominal value. Bond holders may exchange their bonds at any time between February 4, 2000 and July 28, 2004 at a rate of one TotalFinaElf share for one bond. The issuer may redeem the bonds in advance from August 4, 2002.

- Bond issue exchangeable for Fortis shares

  On July 12, 2000, SUEZ launched a EUR 975 million bond issue exchangeable for Fortis B shares. This loan, redeemable at par on January 12, 2004, bears interest and has a yield to maturity of 2.875% and may be redeemed in advance at the initiative of the issuer from July 12, 2003. Over time, this transaction should enable the sale of up to 28 million Fortis shares.

- Bond issue exchangeable for AXA shares

  On April 6, 1999 SUEZ launched a EUR 787 million bond issue, maturing on January 1, 2004, with a nominal value of EUR 144 per bond. This zero-coupon issue comprises a redemption premium equal to 109.8% of the nominal (redemption price of EUR 158.16). Holders may exchange their bonds for AXA shares at any time between July 7, 1999 and December 24, 2003, at an exchange parity of four shares for one bond. In the event of exercise of these options, SUEZ will be required either to issue 21.86 million AXA shares based on the bond issue price, or pay holders a unit price equal to the average stock market price of the AXA share on the option exercise date. SUEZ may redeem in advance up to 50% of the issue with effect from December 31, 2001 and the whole issue from December 31, 2002.

Credit facilities and equivalent

Credit facilities and treasury note program back-up lines negotiated by Group subsidiaries consist of the following as of December 31, 2001:

Borrowings under credit facilities	5,830.9	5,826.6
Credit facilities authorized and available	5,934.2	4,894.2
TOTAL AMOUNT OF CREDIT FACILITIES AVAILABLE	**11,765.1**	**10,720.8**

Maturities of borrowings under credit facilities are as follows:

2001	-	4,725.4
2002	2,699.8	192.6
2003	283.4	167.2
2004	484.2	342.8
2005	1,362.2	73.2
2006	127.9	-
Thereafter	873.4	325.4
TOTAL	**5,830.9**	**5,826.6**

16.3 Borrowings and long-term debt by maturity date

Borrowings and long-term debt break down by maturity as follows:

2001	-	10,240.8
2002	10,109.6	1,771.6
2003	2,993.9	3,047.8
2004	5,161.6	2,828.0
2005	1,972.7	1,388.8
2006	1,983.2	-
Thereafter	11,539.6	12,914.9
TOTAL	**33,760.6**	**32,191.9**

The terms of certain loans contain, in particular, clauses and covenants which require continuous compliance with certain financial ratios, most often connected with debt/equity ratios. As of December 31, 2001, the Group was in compliance with the provisions of said clauses and covenants. Should the Group fail, at any time, to comply with some of these ratios, the relevant financial partners would have the possibility of requesting the early repayment of the related loans granted to the Group.

16.4 Borrowings and long-term debt by business segment

In millions of EUR	December 31, 2001 Gross	Net [3]	December 31, 2000 Gross	Net [3]
CORE BUSINESS SEGMENTS				
Energy [1]	13,004.0	10,589.0	12,700.0	9,755.6
Water	6,667.4	5,092.4	6,100.0	5,162.8
Waste services [1]	2,818.3	2,509.7	2,504.6	2,208.3
Communications	203.0	11.2	279.6	102.6
SUB TOTAL	**22,692.7**	**18,202.3**	**21,584.2**	**17,229.3**
Other investments [2]	11,067.9	9,806.8	10,607.7	9,125.7
TOTAL	**33,760.6**	**28,009.1**	**32,191.9**	**26,355.0**

1. December 31, 2000 pro forma figures reflecting the new organization of Group businesses.
2. The debts of SUEZ SA, SUEZ Finance SA and Société Générale de Belgique are included on this line.
3. Net of marketable securities, cash and cash equivalents.

16.5 Borrowings and long-term debt by currency

As of December 31, 2001 and 2000, the main currencies in which the Group's debts were denominated are as follows:

In millions of EUR	[illegible] 2001	[illegible] 2001	[illegible] 2000
Eurozone	16,912.3	18,368.6	18,157.4
U.S. Dollar	11,328.7	10,148.4	9,080.0
Pounds sterling	3,437.6	3,161.6	2,661.4
Other currencies	2,082.0	2,082.0	2,293.1
TOTAL	**33,760.6**	**33,760.6**	**32,191.9**

16.6 Borrowings and long-term debt by interest rate

[illegible]	[illegible]	[illegible]	[illegible]
Floating-rate	15,255.0	17,690.7	15,635.1
Highest [1]	30.3%	30.3%	32.7%
Lowest	0.1%	0.1%	0.1%
WEIGHTED AVERAGE	**3.9%**	**4.4%**	**6.3%**
Fixed-rate	18,505.6	16,069.9	16,556.8
Highest [1]	54%	54%	27%
Lowest	0%	0%	0%
WEIGHTED AVERAGE	**5.5%**	**5.7%**	**5.8%**

1. Primarily interest rates in Brazil and Argentina.

Floating interest rates are generally linked to inter-bank offered rates in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 4.8% at the end of 2001 and 5.8% at the end of 2000. The weighted average interest rate applied to long-term debt was 5.3% and 5.9% at the end of 2001 and 2000, respectively.

16.7 Debt/equity ratio

[illegible]	[illegible]	[illegible]
Long-term debt	30,605.6	27,485.3
Bank overdrafts and current account advances	3,155.0	4,706.6
Marketable securities	(1,122.6)	(1,348.3)
Cash and cash equivalents	(4,628.6)	(4,488.6)
NET BALANCE SHEET DEBT	**28,009.4**	**26,355.0**
Monetary financial assets [1]	(3,512.7)	(3,798.0)
NET DEBT	**24,496.7**	**22,557.0**
TOTAL SHAREHOLDERS' EQUITY	**20,844.2**	**20,223.4**
DEBT/EQUITY RATIO	**117.5%**	**111.5%**

1. These financial assets primarily consist of Axa, TotalFinaElf, Fortis and Umicore securities, subject to exchangeable bond issues launched between 1999 and 2001 and recorded at fair value, provided this does not exceed the net realizable value corresponding to the bond terms and conditions.

16.8 Market value of borrowings

The market value of borrowings and long-term debt as of December 31, 2001 is EUR 35,532.3 million, compared to EUR 33,501 million at the end of 2000. This market value, which includes accrued interest receivable, was calculated based on the interest rate which the Group could obtain for loans with comparable terms, conditions and maturities, where available.

NOTE 17 - OTHER ACCOUNTS PAYABLE

Other accounts payable recorded in the consolidated balance sheet are detailed as follows:

[illegible]	[illegible]	[illegible]
Employee profit sharing	186.0	153.2
Liabilities on capitalized concession user right	103.4	128.1
Tax liabilities (corporate income tax)	934.0	741.8
Advances from subsidiaries	403.8	352.2
Other operating liabilities	5,227.3	5,500.9
TOTAL	**6,854.5**	**6,876.2**

NOTE 18 - DERIVATIVE INSTRUMENTS AND MARKET-RELATED EXPOSURES

Purpose of derivative instruments

The Group uses derivative financial instruments primarily to manage its exposure to fluctuations in interest rates, foreign exchange rates, commodities and equity investments. Except for commodities which involve specific trading transactions, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities or cash flows.

Counterparty risk

Cash surpluses are invested and financial instruments traded with major international banks. Group counterparties are highly diversified, in order to avoid excessive concentration of this risk.

They are selected based on ratings awarded by rating agencies and Group knowledge.
Credit limits are also set for commodity trading based on counterparty ratings. Letters of credit and guarantees are requested, where necessary, to limit counterparty risk.

18.1 Foreign currency risk

In the course of its operations, the Group is exposed to currency risk arising from firm commitments under which revenues are denominated in foreign currency. The Group hedges risks related to firm commitments either by entering into specific insurance policies (such as Coface contracts in France) or by using forward contracts. The purpose of this hedging activity is to protect the Group against any adverse currency movements which may affect contract revenues. The Group also hedges estimated cash flows related to forecasted investments and divestments using, in this case, purchased options.
With respect to net investments in non-EUR currencies, the Group generally hedges the associated currency exposure by using financing in the same currency. With regards to net investments in emerging markets, the foreign currency exposure is reduced through (i) contractual price adjustments negotiated in the concession contracts, (ii) USD denominated contracts and (iii) increased costs and expenses in the local currency. Occasionally, derivative instruments such as foreign currency swaps, forward contracts or collars can also be used. None of the collars set up by the Group can be considered as written options (no net premium is received at inception or over the life of the contracts).
Group foreign currency instruments are primarily denominated in U.S. dollars.

As of December 31, 2001 and 2000, off-balance sheet financial instruments held to manage foreign currency risk are as follows:

In millions of EUR	[illegible]							[illegible]
	at December 31, 2001							
Foreign exchange instruments	2002	2003	2004	2005	2006	Thereafter	[illegible]	[illegible]
CURRENCY SWAPS								
BY CURRENCY BORROWED								
U.S. Dollar	1,541.3	175.0	188.1	242.7	188.8	899.7	3,235.6	(242.7)
Pounds sterling	282.0	-	-	-	-	-	282.0	(3.8)
Chilean Peso	7.7	10.7	21.5	-	-	-	39.9	1.0
Thai Baht	-	5.5	5.4	5.6	-	-	16.5	0.4
Singapore Dollar	0.7	-	-	8.5	-	17.2	26.4	(1.9)
Korean Won	-	-	12.9	-	9.5	-	22.4	(1.6)
Japanese Yen	-	-	-	-	9.0	-	9.0	(1.0)
Swedish Krone	8.4	-	-	-	-	-	8.4	-
Danish Krone	8.3	-	-	-	-	-	8.3	-
Czech Krone	2.7	-	-	-	-	-	2.7	(0.1)
CURRENCY SWAPS								
BY CURRENCY LENT								
U.S. Dollar	22.1	-	-	-	14.5	-	36.6	(0.1)
Danish Krone	-	-	67.2	-	67.3	-	134.5	0.2
Norwegian Krone	-	-	113.2	-	50.3	-	163.5	6.3
Euro	35.8	3.5	3.4	27.7	-	-	70.4	12.9
Japanese Yen	43.4	-	17.3	-	-	-	60.7	(7.0)
Hong Kong Dollar	5.9	-	-	-	-	-	5.9	-
FORWARD CONTRACTS – BUY								
U.S. Dollar	219.1	8.1	5.7	5.7	3.3	3.4	245.3	20.6
Pounds sterling	44.4	-	-	-	-	-	44.4	1.1
Swiss Franc	3.3	-	-	-	-	-	3.3	-
Euro	1.7	-	-	-	-	-	1.7	0.9
Hong Kong Dollar	0.9	-	-	-	-	-	0.9	-
Canadian Dollar	0.1	-	-	-	-	-	0.1	0.1
FORWARD CONTRACTS – SELL								
U.S. Dollar	498.5	106.9	34.5	6.1	6.2	98.0	750.2	24.3
Pounds sterling	40.4	-	-	-	-	-	40.4	0.1
Japanese Yen	10.3	-	-	-	-	-	10.3	0.6
Chilean Peso	40.1	39.1	27.5	-	-	-	106.7	-
Australian Dollar	5.4	-	-	-	-	-	5.4	0.2
Norwegian Krone	5.0	-	-	-	-	-	5.0	-
Swiss Franc	96.1	-	-	-	-	-	96.1	0.7
Canadian Dollar	36.5	-	-	-	-	-	36.5	(0.2)
Euro	28.8	0.2	-	-	-	-	29.0	1.9
Thai Baht	216.0	-	-	-	-	-	216.0	1.7
CURRENCY OPTIONS								
Call – purchased								
U.S. Dollar	62.4	-	-	-	-	-	62.4	0.5
Call - sold								
U.S. Dollar	17.0	-	-	-	-	-	17.0	(0.3)
Swiss Franc	3.1	-	-	-	-	-	3.1	3.1
Put - purchased								
U.S. Dollar	111.8	-	-	-	-	-	111.8	7.5
Put - sold								
U.S. Dollar	28.4	-	-	-	-	-	28.4	(2.3)
TOTAL	**3,427.6**	**349.0**	**496.7**	**296.3**	**348.9**	**1,018.3**	**5,936.8**	**(176.9)**

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
CURRENCY SWAPS								
BY CURRENCY BORROWED								
U.S. Dollar	1,360.8	112.7	84.6	95.9	159.6	955.5	2,769.1	(86.6)
Pounds Sterling	2.0	-	-	-	-	15.0	17.0	(0.9)
Thai Baht	5.2	-	5.3	-	5.3	-	15.8	1.5
Singapore Dollar	-	-	-	-	8.7	17.4	26.1	(1.3)
Korean Won	-	-	-	12.8	-	9.4	22.2	(1.8)
Japanese Yen	-	-	-	-	-	9.8	9.8	(1.4)
CURRENCY SWAPS								
BY CURRENCY LENT								
Danish Krone	-	-	-	67.0	-	67.0	134.0	0.6
Norwegian Krone	-	-	-	109.0	-	-	109.0	(0.8)
FORWARD CONTRACTS – BUY								
U.S. dollar	146.3	27.8	5.4	5.4	5.4	10.8	201.1	6.1
Pounds sterling	1.7	0.4	-	-	-	-	2.1	0.2
Norwegian Krone	2.9	-	-	-	-	-	2.9	-
FORWARD CONTRACTS – SELL								
U.S. Dollar	267.8	10.5	-	-	-	-	278.3	5.9
Pounds sterling	38.8	-	-	-	-	-	38.8	(0.5)
Japanese Yen	17.3	-	-	-	-	-	17.3	(0.1)
Mexican Peso	3.1	-	-	-	-	-	3.1	(0.3)
Singapore Dollar	0.9	-	-	-	-	-	0.9	0.1
South African Rand	0.6	-	-	-	-	-	0.6	-
Australian Dollar	7.9	-	-	-	-	-	7.9	0.8
Norwegian Krone	7.1	-	-	-	-	-	7.1	0.1
Swiss Franc	0.2	0.4	-	-	-	-	0.6	-
Canadian Dollar	36.8	-	-	-	-	-	36.8	0.7
Hong Kong Dollar	0.4	-	-	-	-	-	0.4	-
Korean Won	9.6	-	-	-	-	-	9.6	1.5
Thai Baht	13.8	68.8	-	-	-	-	82.6	1.8
CURRENCY OPTIONS								
Call – purchased								
U.S. Dollar	44.7	-	-	-	-	-	44.7	-
Put – purchased								
U.S. Dollar	41.9	-	-	-	-	-	41.9	4.3
Collars								
U.S. Dollar	53.8	-	-	-	-	-	53.8	1.4
TOTAL	**2,063.6**	**220.6**	**95.3**	**290.1**	**179.0**	**1,084.9**	**3,933.5**	**(68.7)**

The notional amount of derivatives represent the face value of financial instruments. It does not represent the discounted value of amounts actually exchanged by the parties and thus is not a measure of the Group's exposure as a result of its use of derivatives.

Notional amounts expressed in foreign currency are translated into euro at the year-end rate of exchange. The fair value of foreign currency instruments has been estimated by discounting future cash flow differentials or obtaining a market price from third party banks.

18.2 Interest rate risk

In order to optimize borrowing costs and protect against an increase in interest rates, the Group uses hedging instruments (interest rate swaps, FRA, Caps, Floors, etc.) which alter the fixed rate/floating rate structure of its debt. None of the collars set up by the Group can be considered to be written options (no net premium is received either at inception or over the life of the contracts). Floating-rate debt is predominantly linked to the European Interbank Offered Rate ("Euribor") as determined at either three or six month intervals.

Off-balance sheet financial instruments held to manage interest rate risk are as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
INTEREST RATE SWAPS									
PAY FIXED RATE									
Euro	4.84%	300.3	456.0	508.5	924.6	253.8	583.6	3,026.8	(50.2)
Pounds sterling	6.21%	106.8	-	-	197.2	-	-	304.0	(8.5)
U.S. Dollar	5.22%	612.8	128.8	1,120.4	258.2	45.3	563.0	2,728.5	(76.7)
Australian Dollar	7.31%	15.6	4.8	4.9	5.2	5.9	65.4	101.8	(5.1)
Hong Kong Dollar	6.14%	65.4	12.1	12.1	12.1	-	-	101.7	(0.7)
Canadian Dollar	9.17%	6.0	6.2	6.6	7.6	8.5	39.1	74.0	(13.8)
South Korean Won	3.41%	-	-	7.7	-	-	-	7.7	0.2
Thai Baht	4.80%	-	-	5.4	-	-	-	5.4	(0.1)
INTEREST RATE SWAPS									
RECEIVE FIXED RATE									
Euro	4.07%	1,076.9	0.3	91.7	0.3	10.8	443.2	1,623.2	29.4
Pounds sterling	6.83%	57.5	22.7	24.7	-	-	533.3	638.2	74.9
U.S. Dollar	6.84%	-	-	-	89.7	19.1	-	108.8	6.9
Korean Won	7.50%	-	-	7.7	-	-	-	7.7	0.6
INTEREST RATE SWAPS									
FLOATING/FLOATING									
Euro		591.5	19.9	-	-	4.5	206.1	822.0	25.5
U.S. Dollar		226.9	-	-	5.8	-	-	232.7	(0.7)
FRA – PURCHASED									
Euro	4.56%	119.0	158.6	158.7	158.6	158.7	-	753.6	6.7
CAPS – PURCHASED									
Euro	5.43%	54.1	59.9	117.0	39.4	14.2	122.8	407.4	(1.4)
U.S. Dollar	7.82%	9.2	95.5	9.2	120.6	1.4	63.2	299.1	2.2
CAPS – SOLD									
Euro	13.75%	39.7	-	-	39.6	-	-	79.3	17.0
U.S. Dollar	7.34%	3.4	61.0	4.5	8.8	4.5	0.0	82.2	(0.5)
FLOORS – PURCHASED									
Euro	5.08%	91.5	35.0	30.0	-	-	-	156.5	1.5
COLLARS [1]									
U.S. Dollar	5.40%/6.40%	-	-	-	75.3	-	-	75.3	0.2
SWAPTIONS – SOLD									
Euro									
Pounds sterling									
TOTAL		**3,376.6**	**1,060.8**	**2,109.1**	**1,943.0**	**526.7**	**2,619.7**	**11,635.9**	**7.4**

1. *With no net written position.*

INTEREST RATE SWAPS PAY FIXED									
Euro	4.88%	68.4	296.6	267.1	828.8	397.7	448.3	2,306.9	(3.0)
Pounds Sterling	6.20%	24.0	64.1	40.1	-	192.3	-	320.5	(5.5)
U.S. Dollar	7.49%	64.8	61.8	76.6	137.0	98.4	602.5	1,041.1	(25.9)
Hong Kong Dollar	7.25%	-	62.0	-	-	-	-	62.0	(1.3)
Canadian Dollar	8.18%	4.9	6.0	6.2	6.7	7.7	26.9	58.4	(13.6)
INTEREST RATE SWAPS RECEIVE FIXED									
Euro	4.95%	3,239.8	109.0	20.0	91.5	-	296.4	3,756.7	60.1
Pounds Sterling	6.83%	-	56.1	23.6	24.0	-	521.0	624.7	62.9
U.S. Dollar	7.37%	-	-	-	-	13.7	18.1	31.8	1.1
Korean Won	7.50%	-	-	-	7.7	-	-	7.7	0.6
INTEREST RATE SWAPS FLOATING/FLOATING									
Euro		142.9	530.5	14.9	76.8	-	110.6	875.7	12.0
U.S. Dollar		5.9	6.4	5.9	8.2	14.1	75.8	116.3	0.5
FRA – PURCHASED									
Euro	4.84%	148.7	158.7	158.7	158.7	158.7	158.7	942.2	0.6
CAPS – PURCHASED									
Euro	7.06%	209.2	14.5	29.9	118.7	39.3	176.7	588.3	2.3
U.S. Dollar	7.61%	220.4	-	27.3	32.2	37.6	151.9	469.4	2.5
CAPS – SOLD									
Euro	6.07%	-	-	-	-	39.7	39.7	79.4	(0.6)
FLOORS – PURCHASED									
Euro	5.32%	-	91.5	15.0	-	-	-	106.5	(0.2)
COLLARS [1]									
U.S. Dollar	5.47%/7.95%	-	-	8.3	-	71.4	-	79.7	4.2
SWAPTION – SOLD									
Euro	4.81%	22.9	-	-	-	-	-	22.9	(0.2)
Pounds Sterling	6.05%	64.1	-	-	-	-	-	64.1	(0.9)
TOTAL		**4,216.0**	**1,457.2**	**693.6**	**1,490.3**	**1,070.6**	**2,626.6**	**11,554.3**	**95.6**

1. With no net written position.

The notional amount of derivatives represent the face value of financial instruments. It does not represent the discounted value of amounts actually exchanged by the parties and thus is not a measure of the Group's exposure as a result of its use of derivatives.

Notional amounts expressed in foreign currency are translated into euro at the year-end rate of exchange.

The fair value of interest rate instruments has been estimated by discounting future cash flow differentials using interest rates prevailing at the year end or obtaining a market price from third party banks.

18.3 Equity risk

The Group optimizes the management of its equity investment portfolio through the sale of call options, both directly and incorporated with the sale of options exchangeable for portfolio securities and through the implementation of collars and equity swaps. None of these combinations of options can be considered as a written option (no net premium is received at inception or over the life of the contracts).

Off-balance sheet financial instruments held to manage equity risk are as follows:

STOCK OPTIONS								
Call- sold	23.8	30.9	-	-	-	-	54.7	(3.1)
Collars on third-party stock [1]	894.9	-	-	-	-	-	894.9	111.2
Equity swaps [2]	1,043.5	59.3	-	-	-	-	1,102.8	73.9
TOTAL	**1,962.2**	**90.2**	-	-	-	-	**2,052.4**	**182.0**

1. Collars relating to equity investments, form part of the asset value hedging strategy, have a notional value of EUR 631 million, maturing 2002 and a fair value of EUR 106 million. They also relate to Fortis shares sold in 2001 for a notional amount of EUR 264 million, maturing 2002, and a fair value amount of EUR 5 million as of December 31, 2001.

2. Equity swaps relating to equity investments, form part of the asset value hedging strategy, have a notional value of EUR 852 million, maturing 2002, and a fair value of EUR 68 million. Equity swaps also relate to Vinci shares sold in 2001 for a notional amount of EUR 192 million, maturing 2002, and a fair value amount of EUR 5 million as of December 31, 2001.

Call – Sold	9.2	30.9	-	-	-	-	40.1	(8.1)
Collars on third-party stock [1]	15.1	-	-	-	80.1	-	95.2	(0.2)
Equity swaps	751.9	-	-	-	-	-	751.9	37.6
TOTAL	**776.2**	**30.9**	-	-	**80.1**	-	**887.2**	**29.3**

1. No net premium is received on the inception or over the term of the contracts.

18.4 Fair value

The fair value amounts, whether estimated internally or by third party banks, have been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value; therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

18.5 Commodity risk

18.5.1 Hedging transactions

In the course of its operating activities, the Group is exposed to fluctuations in commodity prices, in particular on the gas and electricity markets.

The increasing liquidity of these markets has enabled the Group during recent periods to enter into transactions hedging these risks using derivative instruments, both firm and optional, available on organized markets and over-the-counter. The Group's aim is to protect against unfavorable movements in market prices which could effect supply costs or sales contract margins.

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their notional amount expressed in MMBTU (millions of British Thermal Units, standard conversion unit for energy contracts):

NATURAL GAS AND ELECTRICITY	**(4,838.5)**	**(13,355.1)**	**(27,084.0)**	**(28,225.0)**	**1,810.0**	**-**	**(71,692.6)**	
Swaps	2,043.4	(8,765.3)	(27,084.0)	(28,225.0)	1,810.0	-	(60,220.9)	(3.1)
Forwards/futures	(6,881.9)	(4,589.8)	-	-	-	-	(11,471.7)	17.1
BRENT GAS	**55,464.0**	**55,464.0**	**55,464.0**	**55,464.0**	**40,211.0**	**-**	**262,067.0**	
Swaps	55,464.0	55,464.0	55,464.0	55,464.0	40,211.0	-	262,067.0	49.9
TOTAL	**50,625.5**	**42,108.9**	**28,380.0**	**27,239.0**	**42,021.0**	**-**	**190,374.4**	**63.9**

A Brent Gas swap entered into during 2000, for hedging purposes, remains open as of December 31, 2001. This swap has a notional value of 50,708 thousand MMBTU and matures March 2003. Its fair value, estimated at negative EUR 34 million, is provided in full as of December 31, 2001.

18.5.2 Trading activities in commodities

The Group uses commodity derivatives in order to optimize prices proposed to industrial and commercial customers in the energy sector, as well as for positions taken on its own behalf. Derivative instruments used include:

1. forward contracts involving physical delivery of an energy commodity;
2. swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodity;
3. options and other contractual arrangements.

Notional Amounts and Terms

The notional amounts and terms of these instruments are shown hereafter (notional amounts in MMBTV, millions of British Thermal Units, standard on version unit for energy contracts):

NATURAL GAS AND ELECTRICITY	**46,465.5**		**40,863.4**	
Swaps	(18,792.4)	6	16,539.8	5
Options	23,641.5	2	11,485.6	5
Futures / Forward contracts	41,616.4	3	12,838.0	3
CRUDE OIL	**(10,507.7)**		**(1,813.5)**	
Swaps	(8,050.7)	1	(373.8)	2
Options	(2,457.0)	1	(1,727.2)	1
Futures	-	-	287.5	1
FUEL AND GAS OIL	**(37,163.6)**		**42,918.6**	
Swaps	(37,163.6)	2	6,693.6	1
Options	-	-	36,225.0	1
TOTAL	**(1,205.8)**		**81,968.5**	

** Purchase position/(selling position).*

Notional amounts reflect the volume of transactions and not the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts are not an exact measure of the Group's exposure to market or credit risks. The maximum maturities indicated above and the related notional amounts are not indicative of probable future cash flows, to the extent that price risk management could lead to netting of these positions on the market at any time within the limit of our available funds.

Average maturity, weighted by volume, of the Group's commitment portfolio as of December 31, 2001 and 2000 was approximately 2.7 and 3.5 years, respectively.

Fair Value

The fair value as of December 31, 2001 and 2000 and the average fair value of instruments used in commodity trading activities and speculative commodity financial instruments is set forth below:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Natural gas and electricity	(32.2)	27.2	31.2	(1.5)
Crude oil	(4.6)	0.8	(1.8)	0.4
Fuel and gas oil	(7.5)	(2.9)	0.8	0.5
TOTAL	**(44.3)**	**25.1**	**30.2**	**(0.6)**

1. Month-end positions.

These fair values are not representative of probable future cash flows in so far as the underlying positions are sensitive to price movements and can be modified by new transactions.

Trading activities generated income for the Group, net of broker commissions and net charges to provisions, of EUR 22.2 million in 2001 (EUR 49 million in 2000).

The following table presents the fair value of financial instruments held by the Group as of December 31, 2001, as part of its energy trading activities, analyzed by valuation method and maturity.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Listed price on an active market	9.0	5.0	4.5	5.3	1.1	-	24.9
Price provided by other external sources	(59.4)	(0.9)	0.5	1.5	-	-	(58.3)
Price based on calculation models or other valuation methods	(10.0)	2.9	-	(0.4)	(0.8)	(2.6)	(10.9)
TOTAL	**(60.4)**	**7.0**	**5.0**	**6.4**	**0.3**	**(2.6)**	**(44.3)**

Credit Risk

In conjunction with the valuation of its financial instruments, the Group provides reserves for risks associated with such activity, including credit risk. Credit risk reflects the loss that the Group would incur as a result of nonperformance by counterparties of their contractual obligations. The Group maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. These policies include an evaluation of potential counterparties' financial condition (including credit rating), collateral requirements under certain circumstances and the use of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty. The counterparties associated with trading assets as of December 31, 2001 and 2000 are summarized as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Oil & Gas Producers	84.8	89.6	194.9	199.3
Energy Marketers	183.4	208.1	918.8	1,049.2
Gas & Electric Utilities	69.2	92.0	43.6	72.5
Financial Institutions	17.6	19.7	67.5	71.2
Industrials	30.8	31.4	0.0	13.8
TOTAL	**385.8**	**440.8**	**1,224.8**	**1,406.0**

1. The "Investment Grade" column includes transactions with counterparties with a minimum Standard & Poor's or Moody's rating of BBB- or Baa3 respectively, or a S&P equivalent Dun & Bradstreet rating. Exceptionally, "Investment Grade" status is also determined using publicly available credit ratings, along with consideration of collateral, standby letters of credit, parent company guarantees and pledged assets, including gas and crude oil reserves.

Value at risk

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Value at risk	3.3	5.2	5.1	11.7	1.9

1. Average month-end values (100%).
2. Month-end highs and lows observed in 2001.

Value at risk (VAR) represents the maximum potential loss in value in an asset portfolio, based on a given investment period and confidence interval. The Group assumes an investment period of 1 day and a confidence interval of 95%.

NOTE 19 - PENSION LIABILITIES AND RELATED COMMITMENTS

Group commitments in respect of pension plans are as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cost of past service benefits	(4,666.0)	(903.1)	(5,569.1)	(4,560.0)	(734.2)	(5,294.2)
Fair value of covering assets	3,016.1	35.9	3,052.0	3,271.4	35.3	3,306.7
Unrecorded actuarial variances	173.6	76.8	250.4	(193.9)	1.6	(192.3)
Unrecorded cost of past service benefits	(34.0)	(50.5)	(84.5)	(7.2)	9.4	2.2
Asset ceilings	(2.2)	-	(2.2)	(20.9)	-	(20.9)
TOTAL	**(1,512.5)**	**(840.9)**	**(2,353.4)**	**(1,510.6)**	**(687.9)**	**(2,198.5)**
Total liabilities	(1,711.5)	(840.9)	(2,552.4)	(1,675.5)	(687.9)	(2,363.4)
Total assets	199.0	-	199.0	164.9	-	164.9

1. Retirement pensions and retirement obligations.
2. Benefit funds, obligations and other retirement benefits.

The calculation of net commitments relating to the electricity and gas sectors in Belgium takes into account, within the current regulatory and collective bargaining agreement context, the methods used by the electricity and gas supply sector in this country to pay such commitments (see note 1-N).

Coverage of commitments as of December 31, 2001 and 2000 consist of the following:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cost of past service benefits	(4,717.0)	(852.1)	(5,569.1)	(4,140.5)	(1,153.7)	(5,294.2)
Fair value of covering assets	2,034.3	1,017.7	3,052.0	1,880.7	1,426.0	3,306.7
Unrecorded actuarial variances	217.0	33.4	250.4	(112.4)	(79.9)	(192.3)
Unrecorded cost of past service benefits	(84.5)	-	(84.5)	9.7	(7.5)	2.2
Asset cap	-	(2.2)	(2.2)	(0.9)	(20.0)	(20.9)
TOTAL NET COMMITMENTS	**(2,550.2)**	**196.8**	**(2,353.4)**	**(2,363.4)**	**164.9**	**(2,198.5)**

The expense recognized in respect of pension plans and related commitments for the years ended December 31, 2001 and 2000 consisted of the following:

[illegible]	[illegible]	[illegible]
Cost of past service benefits for the period	185.2	158.8
Interest on discounting	331.3	317.5
Expected return on covering assets	(231.8)	(235.9)
Actuarial gains or losses	9.6	(32.5)
Cost of past service benefits	19.5	2.2
Gains or losses on pension plan curtailment, termination and settlement	19.1	39.5
Exceptional events	7.0	-
Section adjustment 58 (b)	(8.9)	-
TOTAL	**331.0**	**249.6**

Changes in reserves for pension plans and related commitments and changes in assets recorded in the accompanying consolidated balance sheets are as follows:

[illegible]	[illegible]	[illegible]
Balance recognized as of December 31, 2000	**(2,363.4)**	**164.9**
Unrealized foreign exchange gains and losses	(15.1)	17.0
Changes in the consolidation scope	(122.6)	(0.7)
Total expense	(339.0)	8.0
Contributions paid	287.7	9.8
Balance recognized as of December 31, 2001	**(2,552.4)**	**199.0**

The main actuarial assumptions used for evaluation purposes in the Eurozone in 2001 and 2000 were as follows:

[illegible]	[illegible]	[illegible]
Inflation rate	1.8%	2%
Discount rate		
• Terms of less than 10 years	5%	5.5%
• Terms of 20 to 30 years	5.5%	6%
Expected rate of return on plan assets	4.5 to 6.5%	5 to 6%

With regards to French companies:

[illegible]	[illegible]	[illegible]
Mortality tables	TV 88.90 (capital)	TV 88.90 (capital)
Revaluation of the social security ceiling	+0.5%	+0.5%
Revaluation of ARRCO and AGIRC (French pension bodies) points	-0.5%	-0.5%

NOTE 20 - COMMITMENTS

20.1 Bilateral commitments to purchase

Operating subsidiaries of the Group have entered into various long-term contracts and "take-or-pay" contracts for the purchase of gas and related services. Purchases under these contracts in 2001 were approximately EUR 3,745 million (EUR 2,643 million in 2000). Future commitments under these contracts valued as of December 31, 2001 are EUR 3,020 million for 2002, EUR 2,766 million for 2003, EUR 2,722 million for 2004,

EUR 2,721 million for 2005, EUR 2,552 million for 2006 and EUR 22,728 million thereafter.
As of December 31, 2001, capital expenditure commitments outstanding amounted to approximately EUR 2,485.4 million.

20.2 Capital leases and operating leases which may not be terminated

As of December 31, 2001, the Group is committed to capital and operating leases, which may not be terminated, relating to premises, facilities or vehicles which expire on various dates during the next few years. The Group considers that, in the normal course of business, contracts expiring will be renewed or replaced. Lease charges are presented in note 3.
The present value of minimum future payments in respect of these leases is as follows, in millions of EUR:

2002	213.4	59.8
2003	140.7	44.8
2004	130.6	32.1
2005	144.2	25.0
2006	114.0	20.6
2007 and thereafter	916.8	199.4
TOTAL	**1,659.7**	**381.7**
Less: amounts representing interest	570.6	
Present value of net minimum future lease	1,089.1	

20.3 Other commitments

Commitments given	
Commitments given on contracts	2,381.3
Performance bonds and similar	*1,851.2*
Other guarantees given on contracts	*530.1*
Financing commitments	5,681.3
Personal collateral given	*1,375.9*
Assets pledged and other collateral given	*3,474.9*
Other financing commitments given	*830.5*
Other commitments given	2,792.1
Commitments given on trading activities	*615.6*
Partnership liabilities	*425.8*
Other commitments given	*1,750.7*
TOTAL	**10,854.7**
Commitments received	
Guarantees received on contracts	122.9
Credit facilities authorized and available and back-up lines on treasury notes	5,934.2
Other commitments received	1,260.3
Commitments received on trading activities	*518.3*
Other commitments received	*742.0*
TOTAL	**7,317.4**

In addition, Group companies are contractually bound by seller warranty clauses, in the amount of EUR 784 million, relating to the sale of businesses. Reserves are recognized when the exercise of these clauses becomes likely.

NOTE 21 - DISPUTES AND OTHER EXCEPTIONAL EVENTS

The Group is involved with various claims and disputes with its customers that arise in the ordinary course of business and with tax authorities in certain countries. The Group estimates its liability based on its historical experience with similar type claims. In the opinion of management, the amount of any ultimate liability with respect to these claims will not materially affect the Group's consolidated financial statements, results of operations or cash flow.
The Belgian tax authorities have assessed Tractebel SA for an amount of EUR 157 million and have made known their intention to issue a further assessment in the amount of EUR 31 million, in respect of Tractebel's investments in gas transportation and electricity distribution networks in Kazakhstan. Tractebel has appealed this assessment and, based on its analysis and the advice of independent legal counsel, the Group considers that these claims are without foundation.

Additionally, in the course of its operations, the Group disposes of various business activities and is subject to claims from the acquirers of those business. Claims are analyzed by the Group's legal department and with outside counsel. Based on the advice of legal counsel, the Group assesses the merits of the claim. While it is not possible to predict with certainty the outcome of these cases, it is the opinion of management based on discussions with legal counsel that certain of these claims are without merit and the Group intends to defend itself vigorously in these matters.

For certain other matters the Group, records an accrual based on the advice of legal counsel for the best estimate of the resolution of the claim. In the opinion of the Group, amounts accrued for claims is adequate and the ultimate resolution of these matters will not have a material effect on the Group's consolidated financial statements, results of operations or cash flows.

The Group regularly reviews these disputes, notably when new facts are brought to its attention.

Finally, the Group operates in industries and in countries where regulations and laws concerning environmental protection are increasing. The reasonably estimable future costs of probable environmental obligations have been provided for in the Group's consolidated financial statements and are included under the reprocessing and storage of nuclear fuels, dismantling of nuclear power stations, site rehabilitation and other contingencies and losses captions in note 15. As the scope of environmental obligations becomes better defined, there may be changes in the estimated future costs. The ultimate amount of such future costs cannot be determined due to such factors as the unknown magnitude of possible contamination, the unknown timing and extent of corrective actions that may be required and the determination of the Group's liability in proportion to other responsible parties. While it is not possible at this time to establish the ultimate amount of liability with respect to future environmental cost, the Group does not expect that these contingencies will materially affect its consolidated financial statements.

NOTE 22 - SEGMENT INFORMATION

The Group primarily operates and manages four business segments (energy, water, waste services and communications). Each of the business segments are managed separately because each business develops, manufactures and sells distinct products and services. The activities of the different business segments are as follows:

- Energy – The subsidiaries operating in this business segment may be involved in the production of electricity, the transmission and distribution of electricity, the operation of cogeneration and waste-to-energy facilities, and the provision of facility management services;
- Water – The subsidiaries operating in this business segment (i) provide water management and water treatment services under concession contracts (Water management) (ii) design and construct water purification installations (Turnkey engineering) and (iii) provide industrial process facilities (Water treatment);
- Waste Services – The subsidiaries operating in this business segment provide waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment;
- Communications – The subsidiaries operating in this business segment provide television, broadcasting, and broadband multimedia services primarily in France and Belgium.

Until 2001, the Group also operated in two other businesses.

- Construction – Vinci manages infrastructure networks, builds and maintains roads, highways and industrial facilities, and is active in public works. Vinci was fully consolidated up to fiscal 1999 and accounted for under the equity method up to April 2001 and is now deconsolidated;
- Financial Services –Fortis B's business operations include insurance, banking and asset management services. It is accounted for under the equity method up to December 17, 2001 and deconsolidated thereafter. In 1999, the Group also consolidated the Sofinco Group.

A reconciliation of segment information to consolidated figures is provided below.

Segment profit (loss) is operating income before depreciation, amortization and provisions plus financial income (loss) other than interest paid and received, plus income of companies accounted for under the equity method (Ebitda).

Segment net assets correspond to resources committed to the development of each of the Group's business segments (capital employed) and represent total assets adjusted primarily for special concession accounts, other reserves for contingencies and losses, accounts payable, deferred income, cash and cash equivalents and marketable securities.

The accounting policies applied to segment information are identical to those adopted in the consolidated financial statements.

Employee numbers presented are year-end figures for fully consolidated companies (employees of all categories with permanent, fixed-term or training contracts).

To enable comparability with 2001, segment information for 2000 and 1999 has been adjusted, with CEM's and Lydec Energie's contributions reclassified from Energy to Water (revenues only for Lydec Energie).

Information by Business segment

2001								
Segment revenues	26,373.9	10,087.7	5,286.6	611.0	-	-	-	42,359.2
Income from companies accounted for under the equity method	57.4	(14.6)	(3)	(47.3)	13.6	292.6	35	333.7
Segment profit (Ebitda)	4,331.0	2,290.6	833.3	90.2	15.2	292.6	(115.0)	7,737.9
Segment net assets	21,382.3	17,819.8	4,928.7	1,012.2	(99.8)	-	4,945.3	49,988.5
Capital expenditure	2,062.9	1,469.5	615.9	186.9	-	-	55.9	4,391.1
Employees	84,400	42,000	60,500	650	-	-	500	188,050
2000								
Segment revenues	19,585.8	9,357.7	5,028.1	593.7	-	-	51.7	34,617.0
Income from companies accounted for under the equity method	5.4	11.7	10.1	(13.2)	105.2	363.8	28.5	511.5
Segment profit (Ebitda)	3,958.0	2,133.0	813.6	77.8	74.1	363.8	(5.6)	7,414.7
Segment net assets	19,169.1	17,031.1	4,630.3	646.6	595.6	1,957.3	2,677.1	46,707.1
Capital expenditure	2,033.2	1,610.1	609.3	229.6	-	-	85.2	4,567.4
Employees	72,600	43,200	55,750	1,350	-	-	300	173,200
1999								
Segment revenues	14,100.2	6,559.5	4,206.0	497.9	6,062.9	-	35.4	31,461.9
Income from companies accounted for under the equity method	21.7,	12.9	6.5	(40.1)	61.1	294.5	28.0	384.6
Segment profit (Ebitda)	3,224.1	1,438.8	683.1	83.4	453.8	303.1	(55.3)	6,131.0
Segment net assets	13,303.2	12,955.0	3,850.7	487.1	1,222.4	1,893.9	1,875.4	35,587.7
Capital expenditure	1,514.4	1,132.0	583.6	146.2	256.0	-	74.2	3,706.4
Employees	60,260	42,700	55,570	1,300	62,400	-	170	222,400

1. Holding companies and real estate activities managed by these entities.

Information by geographical area

2001										
Revenues	8,985.7	10,237.5	5,202.2	6,920.4	910.9	4,301.7	3,055.5	2,093.1	652.2	42,359.2
Net assets	6,546.3	8,045	4,999.8	7,068.4	519.6	11,767.6	7,642.7	3,222.9	176.2	49,988.5
Employees	59,300	31,600	12,100	39,900	3,550	9,400	21,000	6,750	4,450	188,050
2000										
Revenues	8,688.4	9,131.2	2,597.2	5,180.0	620.5	3,400.8	2,752.4	1,623.1	623.4	34,617
Net assets	5,308	7,283.7	4,886.8	6,845.4	419.8	11,410.9	7,691.1	2,690.6	170.8	46,707.1
Employees	55,920	30,970	13,600	28,500	3,350	10,790	19,220	6,350	4,500	173,200
1999										
Revenues	10,513	7,851.9	2,056.3	3,594.1	1,119.4	1,806.0	1,775.5	1,624.9	1,120.8	31,461.9
Net assets	4,624	8,129.9	4,479.3	3,621.2	293.1	7,994.7	4,921.6	1,527.9	(4.0)	35,587.7
Employees	80,200	36,500	20,100	24,200	16,400	14,500	18,650	6,100	5,750	222,400

Reconciliation of segment profit to operating income

[illegible]	[illegible]	[illegible]	[illegible]
SEGMENT PROFIT (EBITDA)	**7,737.9**	**7,414.7**	**6,131.0**
Less:			
Depreciation, amortization and provisions	(3,098.7)	(3,025.7)	(2,481.1)
Share in income of companies accounted for under the equity method	(333.7)	(511.5)	(384.6)
Other financial income (loss)	(198.4)	(129.3)	(320.6)
Other operating items	(43.3)	29.8	(12.5)
GROUP CONSOLIDATED OPERATING INCOME	**4,063.8**	**3,778.0**	**2,932.2**

Reconciliation of segment net assets to consolidated total assets

[illegible]	[illegible]	[illegible]	[illegible]
SEGMENT NET ASSETS	**49,988.5**	**46,707.1**	**35,587.7**
Add:			
Goodwill amortization	(1,500.7)	(1,008.3)	(795.4)
Loans and receivables related to affiliates	645.2	1,051.9	1,247.8
Special concession accounts	4,668.6	4,602.7	4,599.7
Reserves for contingencies and losses	9,437.1	9,917.7	10,584.7
Accounts payable	16,269.4	13,706.5	13,947.1
Deferred income	3,373.6	3,833.6	3,370.1
Marketable securities, cash and cash equivalents	5,751.2	5,836.9	6,989.9
Adjustments to intangible fair value [1]	848.5	849.5	1,365.4
GROUP CONSOLIDATED TOTAL ASSETS	**89,481.4**	**85,497.6**	**76,897.0**

1. Adjustment enabling the adoption, for goodwill and fair value adjustments to intangible assets, of identical treatment in the capital employed calculation (inclusion of their gross value only, excluding deferred tax impact).

NOTE 23 - MANAGEMENT COMPENSATION

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer and Executive Directors and the total compensation received by members of the Management Committee, including the Chairman and Chief Executive Officer and Executive Directors:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Supervisory Board	15	1.7	15	1.3
Members of the Management Committee	12	10.3	9	8.1

NOTE 24 - SUBSEQUENT EVENTS REVIEW

24.1 Situation in Argentina

Economic context

SUEZ's operations in Argentina are primarily concentrated in the Water sector, and comprise direct and indirect investments, via Agbar, in Aguas Argentinas (concession for the town of Buenos Aires, 46% stake), Aguas Provinciales de Santa Fe (56% stake) and Aguas Cordobesas (43% stake). These three companies are fully consolidated in the SUEZ financial statements.

Operations in the Energy (Litoral Gas, 62% stake and Gasoducto Nor Andino, 78% stake) and Waste Services (Cliba, 45% stake) sectors are more limited.

After introducing a certain number of monetary measures and exchange rate controls at the beginning of December 2001, the Argentine government defaulted on its external debt payments and, on January 6, 2002, enacted an emergency law notably bringing to an end the linkage to the U.S. dollar in place since 1991. This law was followed by a number of measures setting operating terms and conditions for the financial markets, closed since December 21, 2001 and resulting, in particular, in the creation of an exchange rate market launched on January 11, 2002.

During the first three days of trading, the average peso exchange rate stabilized at approximately ARS 1.6 to the U.S. Dollar. By the end of February the exchange rate had fallen to approximately to ARS 2.20 to the U.S. Dollar.
In addition, the law of January 6, rendered null and void all public sector price indexing measures under government contracts and introduced an obligation for the individual renegotiation of these contracts, taking into account economic and social constraints, the need to preserve the quality of public services and the financial interests of the service providers. A decree dated February 14, 2002 set a period of 120 days for the submission of renegotiation proposals by these companies.

Impact of the Argentine crisis on the SUEZ 2001 financial statements

In accordance with the communiqué issued by the French National Accounting Institute (Conseil National de la Comptabilité) on January 17, 2002, the Group has translated the assets and liabilities of Argentine companies at the average exchange rate for the first three days following the renewed listing of the peso on the U.S. currency exchange, that is ARS 1.6 for U.S. D 1. This exchange rate was also used for the translation of assets and liabilities denominated in strong currencies in the balance sheet of companies whose operating currency is the Argentine peso. The cash flow statements and statements of income of entities whose day-to-day operations are denominated in the Argentine peso are translated at an average rate reflecting the U.S. Dollar peg, with the exception of material transactions carried out between December 21 and December 31, 2001 and notably the impact of the aforementioned devaluation.
As of December 31, 2001, Argentine subsidiary borrowings denominated in strong currencies totaled EUR 480 million (Group share).
The Group therefore recorded an exceptional net loss, Group share, of EUR 80 million, after the release of EUR 118 million from reserves previously recorded to cover emerging country risk. A further devaluation of ARS 0.1/USD would, all other things being equal, generate a gross foreign exchange loss of EUR 33 million (Group share), in respect of the translation of borrowings denominated in strong currencies.
As of December 31, 2001, Argentine subsidiary long-term assets totaled EUR 669 million (Group share). These assets have not been written down given the long-term nature of the Group's activities in the country and the inability to determine, at the year end, the fair value of these assets. This value will be determined by SUEZ once the consequences of the aforementioned renegotiations are known.

Post balance sheet events

The new economic situation raises a number of uncertainties regarding the future of SUEZ Argentine subsidiaries and investments. This will depend, in particular, on general economic and political developments in the country and the outcome of:
- public service contract renegotiations. Due to the unilateral measures taken by the Argentina government it is impossible, in the short term, to respect all obligations to concession-granting authorities and regulators (capital expenditure schedules, share capital maintenance, performance bonds, etc.). Requests for the cancellation or suspension of certain obligations will be submitted as part of the formal negotiation process instituted by Decree N°293/2002 of February 14, 2002;
- negotiations with lenders likely to request the repayment of loans or to call, under certain predetermined conditions, non-several guarantees granted by sponsors, such as SUEZ, due to down-turns in the financial ratios of the companies concerned.

The renegotiation process is still in the early stages and it is not possible to quantify its final impact on prices, capital expenditure and, more generally, future cash flows.
SUEZ considers that the recognized efficiency of the public/private sector partnership developed by the Argentine subsidiaries, the concession contract provisions and the involvement of multilateral organizations in their financing, should protect the interests of these subsidiaries, and in particular Aguas Argentinas.
The Group is likely to take advantage of:
- contractual provisions, in particular in the Aguas Argentinas concession contract, guaranteeing a fair remuneration on capital employed (U.S. Dollar equivalent) and entitling the concession holder, in the event of contact termination, to compensation calculated based on the net book value of assets, plus a premium in the event of fault by the concession grantor and minus the amount of performance bonds in the event of fault by the concession holder;
- a right of recourse before international arbitration authorities;
- a right of recourse based on the Investment Protection Treaty signed by the French and Argentine governments.

24.2 Launch of a public buy-out offer for the remaining 1.18% interest in Tractebel

Société Générale de Belgique, which held 98.82% of the share capital of Tractebel as of December 31, 2001 following the 1999 public offer of exchange, filed a notice with the Belgian Banking and Finance Commission on November 8, 2001 announcing a public buy-out offer for all Tractebel shares not yet held by it, at a price per share of EUR 200. This offer, which

covers 1,079,903 shares and represents a total investment of EUR 216 million, was launched on January 30, 2002 and closed on February 12. As a result of Belgian legal procedures, Société Générale de Belgique became Tractebel's sole shareholder as from this date.

24.3 Disposal of the Group's remaining interest in Arcelor

Société Générale de Belgique announced on March 5, 2002 the sale of its remaining interest in Arcelor, of 5,378,182 shares or 1% of the share capital. The sale was performed for a consideration of EUR 85 million and generated a capital gain of EUR 53 million.

24.4 Bond issue

The EIG SUEZ Alliance launched a EUR 1,250 million bond issue on February 20, 2002 redeemable at par on January 20, 2009. Each EUR 1,000 bond bears interest at 5.5%, payable annually on each anniversary date. SUEZ Alliance is an Economic Interest Grouping comprising SUEZ and SUEZ Finance SA (managing partner), SITA and SITA France, and Elyo, a Tractebel subsidiary. This latter joined SUEZ Alliance following the Board of Directors meeting of March 5, 2002. The EIG provides a legal framework for the de facto joint and several liability between SUEZ and its principal wholly-owned subsidiaries and offers SUEZ Alliance creditors a right of recourse against all of its members. It is intended that SUEZ Alliance will become SUEZ's preferred financing vehicle on the bond markets.

NOTE 25 – LIST OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2001

ENERGY							
Tractebel parent company	Place du Trône 1 B – 1000 Bruxelles – Belgium	99	98	99	98	FC	FC
Electrabel	Boulevard du Regent, 8 – 1000 Bruxelles – Belgium	43	41	44	42	FC	FC
Distrigaz	Rue de l'Industrie,10 – 1040 Bruxelles – Belgium	46	-	55	-	FC	-
Fluxys	Avenue des Arts,31 – 1040 Bruxelles – Belgium	46	43	55	52	FC	FC
Elyo	235, av. Georges Clémenceau – 92000 Nanterre – France	99	98	100	100	FC	FC
Axima Winterthur (ex-Sulzer Infra)	Zürcherstrasse 12, CH 8401 Winterthur, Switzerland	99	-	100	-	FC	-
Dunamenti	Eronu Ut2 2440 Szazhalombatta, PF 28, Hungary	32	74	75	75	FC	FC
Endel	15, rue Saint-Denis – 93125 La Courneuve cedex – France	99	100	100	100	FC	FC
Electrabel Nederland NV	Dr. Stolteweg 92, postbus 10087, 8000GB Zwolle, Netherlands	43	41	100	100	FC	FC
Energie Saarlorlux Gmbh	Richard Wagner Strasse 14 – 16, 66111 Saarbrücken – Germany	22	-	51	-	FC	-
Fabricom	Rue de Gatti de Gamond 254 – 1180 Bruxelles – Belgium	99	98	100	100	FC	FC
Gerasul	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC, Brazil	75	71	76	72	FC	FC
GTI	Kosterijland 50, 3981 AJ Bunnik, Netherlands	99	-	100	-	FC	-
Inéo	2 allée Jacques Brel – 92247 Malakoff cedex – France	99	100	100	100	FC	FC
Itasa	986, Bela Cintra, 12e Andar, Sao Paulo – Brazil	36	35	49	49	PC	PC
Litoral Gas	Mitre G21 2000 Rosario – Prov. De Santa Fe – Argentina	62	62	90	90	FC	FC
Polaniec	Elektrownia im. Tadeusza Kosciuski – Spolka Akcyjna w Polancu – Poland	25	25	25	25	EM	EM
Rosfcnano Energia SpA	Via Piave N° 6 Rosignano Maritimo – Italy	43	98	100	100	FC	FC
Tractebel Inc. (USA)	Suite 900-1177 West Loop South 77027 – 2427 Houston, Texas – USA	99	98	100	100	FC	FC
Tractebel Thailand	26th Floor, M. Thai Power 87, Wireless road, Phatum Wan, Bangkok 10330 – Thailand	99	98	100	100	FC	FC
Tractebel LNG North America	2, Seaport Lane, Boston MA 02210 – USA	99	98	100	100	FC	FC
Trigen	One Water Street, White Plains, New York 10601-1009 – USA	99	98	100	100	FC	FC

WATER							
Lyonnaise des Eaux (Fance)	18, square Edouard VII, 75009 Paris – France	100	100	100	100	FC	FC
Ondeo	18, square Edouard VII, 75009 Paris – France	100	100	100	100	FC	FC
Ondeo Degrémont	183, avenue du 18 juin 1940 92500 Rueil-Malmaison – France	100	100	100	100	FC	FC
Ondeo Nalco	Nalco Chemical Company – One Nalco Center – Naperville IL 60563 – 1198 – USA	100	100	100	100	FC	FC
Agbar	Paseo de San Juan, 39, 08009 Barcelona – Spain	26	26	(Consolidated by Hisusa)		PC	PC
Aguas Andinas	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago – Chile	30	30	52	52	FC	FC
Aguas Argentinas	Reconquista 823, 1003 Buenos Aires – Argentina	46	46	40	40	FC	FC
Aguas Cordobesas	Rivadavia 126 Ciudad de Cordoba 5000 – Cordoba, Argentina	43	41	39	37	FC	FC
Aguas Provinciales de Sante Fe	Cordoba 844, piso 5 Rosario 2000 – Argentina	56	56	52	52	FC	FC
Eau et Force	300, rue Paul-Vaillant-Couturier BP 712 – 92007 Nanterre	100	100	100	100	FC	FC
Eaux de Marseille	25, rue Edouard-Delanglade 13006 Marseille – France	49	49	50	50	PC	PC
Eaux du Nord	217, Bd de la Liberté BP 329 59020 Lille cedex – France	50	50	50	50	PC	PC
Eurawasser	Carl-Hopp-Strasse 1, D-18069 Rostock – Germany	50	50	50	50	PC	PC
Hisusa	Paseo de San Juan, 39, 08009 Barcelona – Spain	51	51	51	50	PC	PC
Lydec	20, boulevard Rachidi, Casablanca – Morocco	60	60	59	59	FC	FC
Northumbrian Water	Regent Centre, Gosforth, Newcastle upon Tyne NE3 3PX – U.K.	83	78	93	93	FC	FC
Sino French Holding (SFH)	New Worl Tower 29/f 16-18 Queensroad Central Hong Kong	30	30	50	50	PC	PC
S.A.A.M. (Sociedad de Abstecimiento de Aguas de Macau)	82, avenue do Conselheiro Borja PO BOX 115 Macau	26	26	(Consolidated by SFH)		PC	PC
S.C.M. (SDEI)	988, chemin Pierre Drevet 69140 Rillieux-la-Pape – France	100	100	100	100	FC	FC
Stéphanoise des Eaux	28, rue Eugène Beaune 42043 Saint-Etienne cedex – France	50	50	50	50	PC	PC
United Water Resources	200 Old Hook Road, Harrington Park New Jersey – USA	100	100	100	100	FC	FC
WASTE SERVICES							
SITA	132, rue des Trois Fontanots – 92758 Nanterre – France	100	100	100	100	FC	FC
Cespa[1]	Henao, 20 entreplanta – Bilbao – Spain	63	63	(Consolidated by SITA and Agbar)		FC	FC
COMMUNICATIONS							
Coditel	Rue des Deux Eglises 26, 1000 Bruxelles – Belgium	79	78	79	79	FC	FC
Coficem/Sagem	6, Avenue d'Iéna, 75783 Paris cedex 16 – France	23	23	23	23	EM	EM
Lyonnaise Communications (Noos)	20, place des Vins de France – 75614 Paris cedex 12 – France	50	81	50	81	PC	FC
Métropole TV	89, avenue Ch. De Gaulle, 92200 – Neuilly s/Seine – France	37	37	34	34	PC	PC
Paris Câble	20, place des Vins de France – 75614 Paris cedex 12 – France	50	61	50	76	PC	FC
TPS	145, quai de Stalingrad 92137 – Issy-les-Moulineaux – France	34	34	34	34	EM	EM

1. Group held 50/50 by SITA and Agbar.

OTHER INVESTMENTS							
Société Générale de Belgique	Rue Royale , 30 – 1000 Bruxelles – Belgium	100	100	100	100	FC	FC
Réaumur Participations	115, rue Réaumur – 75002 Paris – France	100	100	100	100	FC	FC
SI Finances	68, rue du Faubourg Saint-Honoré – 75008 Paris – France	100	100	100	100	FC	FC
SUEZ Industrial Solutions	94, rue de Provence – 75009 Paris – France	100	-	100	-	FC	-
Umicore	Rue du Marais, 31 – 1000 Bruxelles – Belgium	30	27	30	27	EM	EM
Fortis	Rue Royale, 20 – 1000 Bruxelles – Belgium	-	20	-	20	EM	EM
SUEZ Alliance	16, rue de la Ville l'Evêque – 75383 Paris Cedex 08 – France	100	-	100	-	FC	-

Note:
FC – fully consolidated
EM – accounted for under the equity method
PC – proportionally consolidated

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2001

To the shareholders of SUEZ,

In accordance with our appointment as auditors by your Annual General Meetings, we have audited the accompanying consolidated financial statements of SUEZ for the year ended December 31, 2001.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2001 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also verified, in accordance with professional standards applicable in France, the Group financial information contained in the Management Report. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

This is a free translation of the original French text for information purposes only.

Neuilly-sur-Seine, March 13, 2002
The Statutory Auditors

Barbier Frinault & Autres
Andersen

Christian Chochon

Deloitte Touche Tohmatsu - Audit

Jean-Paul Picard

GENERAL INFORMATION ON THE COMPANY

Corporate name

(Article 2 of the bylaws)

SUEZ

Head office

(Article 4 of the bylaws)

16, rue de la Ville l'Evêque – 75008 Paris

Legal form

(Article 1 of the bylaws)

The Company is a French Société Anonyme (limited liability company). It is governed by current and future laws and regulations applicable to limited liability companies and by the bylaws.

Corporate term

(Article 5 of the bylaws)

The Company will expire on December 31, 2040, barring extension or early dissolution.

Corporate purpose

(Article 3 of the bylaws)

The corporate purpose of the Company is the management and development of its current and future assets, in all countries and by all means and, in particular:

a) obtaining, purchasing, leasing and operating any and all concessions and companies involved in supplying towns with drinking or industrial water, the evacuation and treatment of waste water, drying and draining operations, irrigation and the development of all water transport, protection and storage structures;

b) obtaining, purchasing, leasing and operating any and all selling and service activities to local public authorities and private individuals with respect to urban development and management of the environment;

c) the design, development and performance of any and all projects and any and all public or private works on behalf of local public authorities and private individuals; the preparation and signing of any and all treaties, contracts and agreements relating to the performance of such projects and works;

d) the acquisition of any and all investments through the subscription, purchase, transfer, exchange or by any other means, of shares, interests, bonds and any and all other securities in companies already in existence or to be created;

e) obtaining, purchasing, assigning, conceding and operating of all patents, licenses and processes;

f) and, more generally, any and all industrial, commercial, financial, personal or real-estate transactions relating directly or indirectly to the corporate purpose or which are likely to favor and develop the business of the Company.

Place of incorporation

The Company is incorporated in Paris under the number 542 062 559.

Its APE (business activity) code is 410 Z

Place of consultation of the Company's legal documents

SUEZ legal documents may be consulted at the Company's head office, 16, rue de la Ville l'Evêque - 75008 Paris.

Annual Financial Statements

(Article 25 of the bylaws)

The Company fiscal year starts on January 1 and ends on December 31.

Distributable earnings consist of net income for the year, less where appropriate prior year losses, amounts to be allocated to legal reserves and all other amounts to be taken to reserves pursuant to the law, plus retained earnings.

Dividends

(Article 26 of the bylaws)

The following amounts are deducted from distributable earnings:

- the amount necessary to pay shareholders an initial dividend equal to 5% of the fully paid-up and unredeemed value of their shares, without shareholders being entitled to claim payment of this dividend out of subsequent period profits, should profits of the period prove insufficient to cover this payment;
- amounts that the General Meeting, on the proposal of the Board of Directors, decide to transfer to retained earnings or allocate to the creation of reserves or contingency funds for the purpose of total or partial redemption of Company shares.

Any residual distributable earnings, after the above deductions, shall be allocated equally to shareholders, pro rata to the par value of their shares, as an additional dividend.

The Annual General Meeting which is convened to approve the financial statements for the fiscal year, can grant shareholders, for all or part of the dividend or interim dividend distributed, the choice between receiving payment of the dividend or interim dividend in cash or in shares of the Company, in accordance with applicable law and regulations.

The Ordinary General Meeting can, on the recommendation of the Board of Directors, decide for all distributions of profits or reserves, the allocation of negotiable securities in the Company's portfolio, with obligation for shareholders, where applicable, to

perform the necessary groupings in order to receive the number of securities so allocated.

Shareholder General Meetings

(Articles 22 to 24 of the bylaws)

Categories – Make-up (Article 22)

Shareholder General Meetings are considered to be "Extraordinary" when the decisions relate to a change in the bylaws and "Ordinary" in all other cases.

All shareholders, irrespective of the number of shares held, are entitled to attend meetings personally or be represented, on provision of proof of their identity and the number of securities held, either through their registration or the filing, at the locations indicated in the notice of meeting, of a certificate from an intermediary stating that the shares held in the shareholder's account shall be unavailable for transfer up to the date of the meeting; the period during which these formalities must be completed expires the day before the date of the shareholders' meeting.

All shareholders may also, if permitted by the Board of Directors or its Chairman when the shareholder meeting is convened, attend the meeting by video conference or by electronic telecommunications means or remote transmission, subject to and in accordance with the terms and conditions set by applicable law and regulations. Such shareholders are considered present at the meeting when calculating quorum and majority requirements.

Shareholder meetings, regularly called and held, represent all shareholders.

All shareholders are bound by decisions of shareholder meetings made in accordance with applicable law and the bylaws.

Voting rights (Article 24)

The voting rights attached to shares are in proportion to the percentage of share capital they represent and each share carries entitlement to at least one vote.

Where shares are subject to beneficial ownership, the voting rights attached to these shares are exercised by the beneficial owner at Ordinary and Extraordinary General Meetings.

Double voting rights to those attached to other shares, in terms of the portion of share capital they represent, are attributed to all fully paid-up shares held in registered form for at least two years in the name of the same shareholder or of this shareholder and individuals whose rights he holds, either intestate or by virtue of a will, the division of marital property between spouses or inter vivos donation to a spouse or relative entitled to a share in the deceased's estate.

In the event of an increase in share capital by capitalization of profits, reserves or additional paid-in capital, double voting rights shall be conferred, from issuance, on registered shares allotted for no consideration to shareholders in respect of existing shares which benefit from such rights.

Shareholders may vote by correspondence using a correspondence voting form under the terms and conditions and in accordance with procedures set by applicable law and regulations.

Mandatory notices to be made to the Company

(Article 7, Section 4, of the bylaws)

All private individuals and corporate bodies, acting alone or in concert, who acquire or cease to hold, directly or indirectly, a fraction of the share capital equal to or greater than 1% or a multiple thereof, up to 34% of the share capital, are required to inform the Company, by registered mail with return receipt requested, within 15 days from the date on which this threshold was crossed, of the number of shares held directly, indirectly or in concert.

Failure to comply with the above requirement is penalized by cancellation of the voting rights attached to those shares exceeding the unreported fraction, at all shareholder meetings held during a two year period following notice thereof, where application of this sanction is requested by one or more shareholders holding at least 5% of the share capital of the Company. This request is recorded in the minutes of the General Meeting.

Identification of holders of securities

(Article 7, Section 3 of the bylaws)

The Company may request, at any time and in accordance with applicable law and regulations , the stock market clearing house to inform it of the name and, in the case of a corporate entity, the corporate name, nationality and address of holders of securities conferring immediate or future entitlement to vote at shareholder meetings, together with their individual shareholdings and, where appropriate, any restrictions attached to such shares.

Disputes

(Article 28 of the bylaws)

All disputes arising during the term of the Company or its liquidation, between the Company and its shareholders or between shareholders themselves, regarding corporate matters, shall be decided by the appropriate French courts having jurisdiction over the area in which the head office is located.

INFORMATION ON THE SHARE CAPITAL

Changes in share capital and voting rights under the bylaws

Any change to the share capital or rights conferred by shares must be made in accordance with Section II of the bylaws. Issues of share capital may only be approved by shareholders at an Extraordinary General Meeting, to which the Board of Directors must present a report on the proposed capital increase.

Where a share capital increase is performed by capitalization of reserves, profits or additional paid-in capital, the shareholder meeting must vote in accordance with quorum and majority requirements applicable to Ordinary General Meetings.

Paid-in capital, number and classes of shares

As of December 31, 2001, the share capital of the Company was EUR 2,052,561,930, made up of 1,026,280,965 shares of EUR 2 par value each and of the same class.

Major transactions affecting the share capital in fiscal year 2001 were as follows:

- issue of 1,075,465 shares following the exercise of stock subscription options;
- issue of 2,286,600 shares following the conversion of 457,320 January-February 4% convertible bonds;
- issue of 1,590,315 shares following the exercise of Northumbrian Water Group equity warrants.

In addition, 4,883,206 shares issued as part of the share capital increase reserved for Group employees ("Spring plan") are not fully paid-up. At the latest, these shares will be listed on the stock market shortly after December 28, 2003, the date by which subscriptions must be fully paid-up.

Changes in share capital over the last five years

1. Changes in the share capital of Compagnie de SUEZ between December 31, 1996 and June 19, 1997

12.31.1996				**12,282,254**	**163,763,382**
06.19.1997				**12,282,254**	**163,763,382**

2. Changes In The Share Capital Of Lyonnaise des Eaux between December 31, 1996 and June 19, 1997

12.31.1996				**3,558,914**	**59,315,239**
1997	Issue of 107 shares of FRF 60 par value each by conversion of January-February 1996 4% convertible bonds	6,420	49,220	3,558,921	59,315,346
	Issue of 299,925 shares of FRF 60 par value each through the exercise of stock subscription options	17,995,500	119,034,175	3,576,916	59,615,271
06.19.1997				**3,576,916**	**59,615,271**

** Additional paid-in capital: amounts corresponding to movements in issue, contribution and merger premiums in respect of capital transactions. This balance is net of expenses deducted and amounts transferred to the special long-term capital gains reserve, the legal reserve and the retirement benefits provision.*

3. Changes in the share capital of capital of SUEZ between June 19, 1997 and December 31, 2001

06.19.1997	**MERGER**			**7,532,518**	**125,541,972***
	** Excluding the 300,032 Lyonnaise des Eaux shares issued during the first half of 1997 and recorded on January 5, 1998 by the Suez Lyonnaise des Eaux Executive Board*	-	-	*7,550,520*	*125,842,004*
	Issue of 272,539 shares of FRF 60 par value each through a share issue reserved for Group employees	16,352,340	125,913,018	7,566,873	126,114,543
	Issue of 121,105 shares of FRF 60 par value each through the exercise of options	7,266,300	44,277,038	7,574,139	126,235,648
	Issue of 3 shares of FRF 60 par value each by conversion of June 1990 6.50% convertible bonds	180	2,220	7,574,139	126,235,651
	Issue of 121 shares of FRF 60 par value each by conversion of January-February 1996 4% convertible bonds	7,260	55,660	7,574,146	126,235,772
12.31.1997				**7,574,146**	**126,235,772**
	Issue of 24,072,058 shares of FRF 60 par value each following the public offer of exchange for SGB (beginning July 1998)	1,444,323,480	22,964,743,332	9,018,470	150,307,830
	Issue of 1,324,300 shares of FRF 60 par value each following the additional public offer of exchange for SGB (beginning August 1998)	79,458,000	1,263,382,200	9,097,928	151,632,130
	Cancellation of 4,759,580 shares of FRF 60 par value each	-	-	8,812,353	146,872,550
	Issue of 260,665 shares of FRF 60 par value each through a share issue reserved for Group employees	15,639,900	192,370,770	8,827,993	147,133,215
	Issue of 417,421 shares of FRF 60 par value each by the exercise of options	25,045,260	168,926,911	8,853,038	147,550,636
	Issue of 141,342 shares of FRF 60 par value each by conversion of June 1990 6.5% convertible bonds	8,480,520	104,593,080	8,861,519	147,691,978
	Issue of 75,759 shares of FRF 60 par value each by conversion of January-February 1996 4% convertible bonds	4,545,540	34,849,140	8,866,064	147,767,737
12.31.1998				**8,866,064**	**147,767,737**

02.01.1999	**LEGAL CONVERSION OF THE SHARE CAPITAL INTO EUROS BY CAPITALIZATION OF FRF 826,863,926 DEDUCTED FROM ADDITIONAL PAID-IN CAPITAL AND RESULTING INCREASE IN THE PAR VALUE OF THE SHARE FROM FRF 60 (EUR 9.14694) TO EUR 10.**	-	-	**1,477,677**	**147,767,737**
	Cancellation of 349,789 shares of EUR 10 par value each	-	-	1,474,179	147,417,948
	Cancellation of 1,090,631 shares of EUR 10 par value each	-	-	1,463,273	146,327,317
	Issue of 2,780,668 shares of EUR 10 par value each following the early redemption of June 1990 6.50% convertible bonds	27,806,680	311,321,365	1,491,080	149,107,985
	Issue of 1,754,277 shares of EUR 10 par value each through a share issue reserved for Group employees	17,542,770	207,250,285	1,508,623	150,862,262
	Issue of 4,883,216 shares of EUR 10 par value each following the public offer of exchange for SITA	48,832,160	747,132,048	1,557,455	155,745,478
	Issue of 39,416,928 shares of EUR 10 par value each following the initial public offer of exchange for Tractebel	394,169,280	6,030,789,984	1,951,624	195,162,406
	Issue of 1,857,543 shares of EUR 10 par value each following the second public offer of exchange for Tractebel	18,575,430	284,204,079	1,970,199	197,019,949
	Issue of 367,240 shares of EUR 10 par value each by the exercise of stock subscription options	3,672,400	23,038,591	1,973,872	197,387,189
	Issue of 1,042,117 shares of EUR 10 par value each by conversion of January-February 1996 4% convertible bonds	10,421,170	72,191,081	1,984,293	198,429,306
12.31.1999				**1,984,293**	**198,429,306**
	Issue of 3,129,256 shares of EUR 10 par value each through a share issue reserved for Group employees (Spring 2000 operation)	31,292,560	424,891,117	2,015,586	201,558,562
	Issue of 2,308,499 shares of EUR 10 par value each by conversion of January-February 1996 4% convertible bonds	23,084,990	159,917,780	2,038,671	203,867,061
	Issue of 219,520 shares of EUR 10 par value each by the exercise of stock subscription options	2,195,200	14,245,071	2,040,866	204,086,581
	Issue of 179,136 shares of EUR 10 par value each by the exercise of Northumbrian Water Group stock equity warrants	1,791,360	15,971,765	2,042,657	204,265,717
12.31.2000				**2,042,657**	**204,265,717**
12.31.2000	**(AFTER THE 5 FOR 1 SHARE SPLIT)**			**2,042,657**	**1,021,328,585**
	Issue of 495,050 shares of EUR 2 par value each by conversion of 99,010 January-February 1996 4% convertible bonds	990,100	6,858,768	2,043,647	1,021,823,635
	Issue of 246,015 shares of EUR 2 par value each by the exercise of stock subscription options	492,030	3,061,066	2,044,139	1,022,069,650
	Issue of 1,590,315 shares of EUR 2 par value each by the exercise of Northumbrian Water Group stock equity warrants	3,180,630	28,358,497	2,047,320	1,023,659,965
06.30.2001				**2,047,320**	**1,023,659,965**
	Issue of 1,791,550 shares of EUR 2 par value each by conversion of 358,310 January-February 1996 4% convertible bonds	3,583,100	24,820,134	2,050,903	1,025,451,515
	Issue of 829,450 actions de EUR 2 par value each by the exercise of stock subscription options	1,658,900	10,007,906	2,052,562	1,026,280,965
12.31.2001				**2,052,562**	**1,026,280,965**

Authorizations to issue share capital

Authorizations granted by the Shareholders Meeting of May 4, 2001

DELIBERATING AS AN ORDINARY GENERAL MEETING				
28th	Authorization to trade in the Company's shares on the stock market	18 months (from May 2001)	Max. purchase price: **EUR 50** Min. selling price: **EUR 32** Maximum holding: **10% of share capital** Aggregate amount of acquisitions: **< EUR 5 billion**	Purchases as at 12.31.2001: 5,875,970 shares out of 1,026,280,965 shares, i.e. **0.57%** of the share capital Sales as at 12.31.2001: 5,050,906 shares out of 1,026,280,965 shares, i.e. **0.49%** of the share capital
29th	Authorization to issue bonds and debt securities	5 years (from May 4, 2001)	EUR 7 billion	**EUR 231 million** 1% bond issue exchangeable for Vinci shares **EUR 500 million** 2001/2003 3-month Euribor bond issue
	+ issues of bonds resulting from the exercise of warrants		+ EUR 3,5 billion	**EUR 169.7 million*** partial utilization of the EUR 2 billion EMTN program representing a total utilization of **EUR 900.7 million**
DELIBERATING AS AN EXTRAORDINARY GENERAL MEETING				
30th	Cancellation of shares	18 months (from May 4, 2001)	**10 %** of the share capital per 24 month period	None
31st	Granting of stock subscription and purchase options to executive officers and employees of Group companies	38 months (from May 4, 2001)	Number of new shares **≤ 3% of the share capital**	**1,27%** for the allotment of November 28, 2001
32nd	Share issue with cancellation of preferential subscription rights reserved for Spring Multiple 2002 SCA	1 year (from May 4, 2001)	**EUR 30 million,** or 15 million shares	None
33rd	Approval of the US Group Savings Plan (PEG US) granted by SUEZ	1 year (pursuant to the global auth. of June 11, 1998)		None

* *Including a USD 30 million issue/exchange rate of USD 1: EUR 0.90.*

Authorizations granted by the Shareholders Meeting of May 5. 2000

DELIBERATING AS AN EXTRAORDINARY GENERAL MEETING

13th	Authorization to increase the share capital, either through the issue, **with retention of preferential subscription rights**, of shares, warrants and/or marketable securities conferring entitlement to shares in the Company, or by capitalization of profits, reserves, additional paid-in capital or other	26 months (from May 5, 2000)	**EUR 700 million** for shares* (representing a share capital increase of **34.1%**) **+EUR 5 billion** for marketable securities*	None
14th	Authorization to increase the share capital through the issue, **with cancellation of preferential subscription rights**, of shares, warrants and/or marketable securities conferring entitlement to shares in the Company, including in consideration for shares contributed as part of a public offer of exchange	26 months (from May 5, 2000)	**EUR 700 million** for shares* (representing a share capital increase of **34.1%**) **+EUR 5 billion** for marketable securities*	None

* *These amounts may not be cumulated. They represent a global ceiling applicable to both resolutions.*

Authorizations granted by the Shareholders Meeting of June 11, 1998

DELIBERATING AS AN EXTRAORDINARY GENERAL MEETING

20th	Share issue reserved for Group employees	5 years (from June 11, 1998)	**5% of the share capital** (as of the date of the Executive Board decision)	1,303,325 shares out of 734,362,750 shares, i.e. **0.18%** of the share capital, in 1998 7,748,425 shares out of 745,539,925 shares, i.e. **1.04%** of the share capital, in 1999 8,945,275 shares out of 992,146,530 shares, i.e. **0.90%** of the share capital, in 2000 Representing a total utilization of **2.12%**

SECURITIES NOT REPRESENTING AN INTEREST IN THE SHARE CAPITAL

SUEZ has not issued any founder's shares or voting right certificates.

A. Securities conferring entitlement to SUEZ share capital

January-February 1996 4% convertible bonds

In February 1996, Lyonnaise des Eaux issued convertible bonds for a total amount of EUR 525,949,158.25 under the following terms and conditions:

- Issue price: EUR 79.27
- Number of bonds: 6,634,616
- Dated and settlement date: February 6, 1996
- Term: 9 years, 330 days
- Interest rate: 4% payable annually on January 1
- Redemption: in full on January 1, 2006 at a price of EUR 96.04, i.e. 121.15% of the issue price
- Early redemption:
  - a) at any time by repurchase on the stock market, notably by way of public offer;
  - b) between January 1, 2001 and December 31, 2005
    - at a price determined such that the holder receives the gross yield to maturity offered by the loan, i.e. 5.65%;
    - if the average share price exceeds 115% of the early redemption price.
  - c) at any time if less than 10% of the initial number of bonds remain outstanding, at EUR 96.04.
- Conversion: 5 shares for 1 bond
- Listing: Euronext Paris.

In 2001, 457,320 bonds were converted resulting in the issue of 2,286,600 SUEZ shares.

As of December 31, 2001, 2,750,605 bonds remained outstanding representing 41.5% of securities issued.

The conversion of these bonds as of December 31, 2001 would lead to the issue of 13,753,025 new shares.

Bond high and low prices in 2001 were EUR 195 and EUR 139 respectively, and the closing price on December 28, 2001 was EUR 168.99. (source: Fininfo S.A.)

Bond price highs and lows and trading volumes in January-February 1996 4% convertible bonds (source Fininfo S.A.)

2000				
January	161.00	134.10	3,528	520
February	175.00	143.05	8,076	1,336
March	195.00	167.05	5,079	924
April	183.00	160.00	2,852	496
May	183.00	169.00	7,672	1,357
June	195.20	172.00	5,392	1,013
July	188.90	169.20	1,888	334
August	189.00	164.50	4,021	684
September	177.00	165.00	8,243	1,403
October	188.00	169.40	11,539	2,254
November	199.80	178.90	5,402	1,000
December	201.00	180,10	7,846	1,491
2001				
January	194.70	166.00	3,144	552
February	181.00	166.10	1,830	325
March	178.00	144.00	2,414	388
April	171.50	152.60	1,707	284
May	187.00	160.50	1,874	337
June	190.15	176.01	5,209	962
July	194.80	170.00	2,088	394
Agust	195.00	182.11	4,976	940
September	189.50	139.00	6,189	1,091
October	186.50	168.00	2,029	357
November	178.10	162.80	1,938	329
Décember	170.50	155.11	2,217	359
2002				
January	170.20	150.70	5,177	0.815
February	169.00	155.01	595	0.098

Equity warrants

In June 1996, Northumbrian Water Group Plc, in which SUEZ holds a controlling interest of nearly 83%, issued 69,937,105 shares. A SUEZ warrant was attached to each new share, with 35 warrants entitling the holder to subscribe for five SUEZ shares.

Between January 1 and April 30, 2001, 318,063 shares were issued following the exercise of 11,132,205 equity warrants. On April 30, 2001 (exercise close date) all Northumbrian Water Group equity warrants had been exercised.

B Other securities issued

October and December 1999 5.875% bond issue

On October 13, 1999, SUEZ launched (without a public offering) its first euro bond loan with an initial tranche of EUR 1,250 million, followed in December 1999 by an additional tranche of EUR 150 million, under the following terms and conditions:
First tranche
- Issue amount: EUR 1,250 million, made-up of 1,250,000 bonds of EUR 1,000 nominal value each
- Issue price: 101.045%
- Dated and settlement date: October 13, 1999
- Redemption: at par, in full, on October 13, 2009
- Early redemption: not possible, barring a change in the tax regime governing bonds
- Repurchase: the issuer and its subsidiaries reserve the right to buy-back bonds on the stock market or otherwise. All bonds repurchased will be cancelled
- Listing: Euronext Paris

Second tranche
- Issue amount: EUR 150 million, made-up of 150,000 bonds of EUR 1,000 nominal value each
- Issue price: 100.813%
- Dated date: October 13, 1999
- Interest: 5.875% per annum payable on October 13 of each year and for the first time on October 13, 2000
- Redemption: at par, in full, on October 13, 2009
- Early redemption: not possible, barring a change in the tax regime governing bonds
- Repurchase: the issuer and its subsidiaries reserve the right to buy-back bonds on the stock market or otherwise. All bonds repurchased will be cancelled
- Listing: Euronext Paris

There is no regular listing in these issues.

2000/2002 EONIA floating-rate bond issue

On April 26, 2000, SUEZ issued a floating-rate bond bearing interest at EONIA + 0.18% under the following terms and conditions:
- Issue amount: EUR 500 million, made-up of 500,000 bonds of EUR 1,000 nominal value each
- Issue price: 100% of the nominal value
- Dated and settlement date: April 26, 2000
- Interest: the bonds bear floating-rate interest at a rate of EONIA + 0.18% per annum, payable annually in arrears on April 26 and for the first time on April 26, 2001
- Redemption: at par, in full, on April 26, 2002
- Early redemption: the issuer undertakes, for the term of the issue, and barring a change in the applicable tax regime, not to redeem the bonds in advance
- Listing: Euronext Paris

2000/2007 6.25% bond issue

At the beginning of November 2000, SUEZ launched a EUR 500 million bond issue, made-up of 50,000 bonds of EUR 10,000 nominal value, under the following terms and conditions:
- Issue price: 100% of the nominal value
- Dated and settlement date: November 2, 2000
- Interest: 6.25% per annum payable annually on November 2, and for the first time on November 2, 2001
- Redemption: at par, in full, on November 2, 2007
- Early redemption: the issuer reserves the right, throughout the term of the issue, and in the event of a change in the applicable tax regime, to redeem the bonds in advance
- Assimilation: the issuer reserves the right to issue new bonds assimilated to the existing bonds and with the same terms and conditions
- Listing: Euronext Paris

2001/2003 Euribor floating-rate bond issue

In June 2001, SUEZ launched a EUR 500 million bond issue made up of bonds of EUR 1,000 nominal value each, under the following terms and conditions:
- Issue price: 99.997% of the nominal value or EUR 999.97 per bond
- Dated and settlement date: June 27, 2001
- Interest: annual floating-rate interest indexed to 3-month Euribor plus 0.15%. Interest is payable quarterly on September 27, December 27, March 27 and June 27 of each year and for the first time on September 27, 2001
- Redemption: June 27, 2003 or the nearest interest payment date
- Early redemption: at par (plus accrued interest) in the event of a change in the tax regime applicable to bonds
- Repurchase: bonds may be repurchased on the stock market or otherwise. All bonds repurchased will be cancelled
- Listing: Luxembourg stock exchange

Bonds redeemable in AXA shares

On March 1, 1999, SUEZ launched on the bond market a zero-coupon bond comprising an option to exchange the bonds for AXA shares, for a total amount of EUR 787 million, under the following terms and conditions:

- Issue price: EUR 36
- Term: 4 years, 9 months, i.e. until January 1, 2004
- Exchange option: at any time after July 7, 1999, at the bearer's discretion, at a rate of one AXA share for each bond
- Yield to maturity: 2% where the bonds are not exchanged
- Early redemption: at the issuer's discretion: up to 50% of the issue from December 31, 2001 and the whole issue from December 31, 2002, at a price equal to the nominal value plus an amount resulting from application of the yield to maturity where the bonds are not exchanged, i.e. 2% per year
- Listing: Luxembourg stock exchange

Bonds exchangeable for Fortis shares

On June 14, 2000, SUEZ, in conjunction with Société Générale de Belgique, issued bonds exchangeable for Fortis shares for a total amount of EUR 850 million, accompanied by an increase option of approximately EUR 125 million, under the following terms and conditions:

- Issue price: EUR 34.8
- Nominal value: EUR 1,000
- Number of bonds: 975,375
- Term: 3.5 years up to January 12, 2004
- Yield: 2.875%
- Exchange parity: 28.7059 Fortis (B) shares for 1 SUEZ bond
- Early redemption: at the issuer's initiative from July 12, 2003 with a call trigger threshold of 110% of the issue price.
- Listing: Luxembourg stock exchange

Following unification of the Fortis (B) and Fortis (NL) shares, the Group held 10.5% of the diluted share capital of Fortis.
Consequently, as from December 17, 2001 the above bonds are exchangeable for Fortis unified shares. The exchange terms and conditions remain unchanged.

2.50% bond issue exchangeable for Umicore (formerly Union Minière) shares

In January 2001, in preparation for its withdrawal from Umicore and in conjunction with Société Générale de Belgique, SUEZ launched a bond issue (without a public offering) exchangeable for Umicore shares in the amount of EUR 247 million.
This issue concerned 22.2% of Umicore share capital, with the Group's remaining interest of 3% transferred by Société Générale de Belgique to Umicore management in the form of forward options.
On completion of these transactions and assuming the options will be exercised in full, the Group will have sold its entire interest in Umicore (25.2%).
Transaction terms and conditions are as follows:

- Final issue premium: 20% of the closing price (December 6, 2000: EUR 40.5). The investor will, nonetheless, have the possibility of opting for accelerated conversion with a reduced premium: 7% in the first year, 11% in the second year and 15% in the third year.
- Term: 4 years
- Interest: 2.5%
- Early redemption: after 2 years at SUEZ's initiative with a trigger of 120% of the current conversion price.
- Early repayment: at the end of the second year at the investor's initiative. In the event of early repayment, the yield to maturity shall be 3.5%.
- Listing: Luxembourg stock exchange

Bond issue exchangeable for Vinci ordinary shares

As part of its non-strategic asset divestment policy, SUEZ launched a bond issue in May 2001 in the amount of EUR 230,580,000, made-up of bonds of EUR 76.86 nominal value each exchangeable for Vinci shares, under the following terms and conditions.

- Issue price: 100% of the nominal value, i.e. EUR 76.86
- Dated date: May 22, 2001
- Interest: 1% per annum payable in arrears on November 22 each year and for the first time on November 22, 2001
- Redemption: November 22, 2003 at EUR 80.79 (corresponding to 105.11% of the nominal) plus accrued interest
- Early redemption: under certain conditions if the Vinci share value exceeds the nominal value of a bond by more than 120%
- Early repayment: in the event of a change in the tax regime applicable to bonds
- Listing: Luxembourg stock exchange

Euro Medium Term Notes (EMTN) Program

In March 2001, SUEZ launched a EUR 2 billion Euro Medium Term Notes program.
This program offers a flexible legal and financial framework enabling private and public placements with investors. It has been rated A- by Standard & Poor's and has a stable outlook.
SUEZ Finance, a wholly-owned subsidiary of SUEZ, is the co-issuer of this program, which is underwritten by SUEZ.
In the second half of 2001 SUEZ Finance performed six private placements denominated in a range of currencies (euros, US dollars, yens), maturing between July 2002 and January 2007.
As of December 31, 2001, private placement outstandings issued under this program totaled EUR 170.5 million.

Treasury notes

SUEZ Finance, within the framework of its EUR 2 billion treasury note program, and capitalizing on the SUEZ unconditional guarantee and the Standard and Poor's A-2 rating, contributed average outstandings of EUR 962 million to Group financing during 2001.

Stock purchase and subscription options allotted to SUEZ Group executive officers and employees

In 2001, 1,180,797 shares were attributed following the exercise of stock subscription and purchase options by Group employees (1,075,465 stock subscription options and 105,332 stock purchase options).
The SUEZ annual stock subscription and purchase option plan aims to closely involve executive and senior management, and managers showing high potential, in the future development of the Company and shareholder value creation.
The allotment of stock subscription and purchase options is also a means of increasing loyalty which takes into account contribution to strategic policies as well as adhesion to Group values.
Conditions for the allotment of options and the list of beneficiaries is drawn up by the Board of Directors in accordance with the authorization granted by Shareholder Meetings.
For several years, the SUEZ allotment policy has favored an increase in the number of beneficiaries, both in France and abroad.
In addition, the decision to no longer apply a discount when determining the option price was continued for 2001.
The 2001 allotment plan was particularly marked by its expansion to include employees of US subsidiaries following the listing of the SUEZ share on the New York stock exchange.
The following tables indicate the nature of each of the plans, together with exercise terms and conditions and any discount percentage granted, where applicable.

1. Stock subscription options

Former Lyonnaise des Eaux stock option plans

07.15.1994	06.09.1994	07.15.1996	14.79	5%	361	1,693,750	510,500	15	55,515	96,485	07.15.2002
06.14.1995	06.09.1994	06.14.1997	15.03	5%	422	1,834,250	561,000	15	121,265	464,635	06.14.2003
07.24.1996	06.09.1994	07.24.1998	13.90	5%	492	2,271,500	680,000	15	875,185	816,165	07.24.2004
TOTAL						**5,799,500**	**1,751,500**		**1,051,965**	**1,377,285**	

SUEZ stock option plans

11.17.1997	06.19.1997	11.17.2002	17.47	5%	873	4,996,000	880,000	21	23,500	4,766,000	11.17.2005
11.28.2000	05.05.2000	11.28.2005	36.41	-	1,347	6,493,000	1,127,500	18	-	6,447,000	11.28.2010
12.21.2000	05.05.2000	12.21.2005	37.84	-	510	3,000,500	145,000	3	-	2,901,500	12.20.2010
11.28.2001	05.04.2001	11.28.2001	34.51	-	3,160	13,030,000	1,685,000	12	-	13,030,000	11.27.2011
TOTAL						**27,519,500**	**3,837,500**		**23,500**	**27,144,500**	

2. Stock purchase options

Former Compagnie de SUEZ plans

10.15.1996	06.14.1995	10.15.1998	9.79	20%	61	436,325	156,395	10	77,332	311,028	10.15.2004

SUEZ plans

11.16.1998	06.11.1998	11.16.2003	29.82	5%	971	5,203,500	1,238,500	25	15,000	4,771,750	11.16.2006
06.30.1999	06.11.1998	06.30.2004	32.36	+1%	29	244,500	30,000	1	-	240,500	06.30.2007
11.15.1999	06.11.1998	11.15.2004	30.22	-	1,115	5,095,250	1,117,500	24	13,000	4,974,000	11.15.2007
01.31.2000	06.11.1998	01.31.2005	30.13	-	143	868,750	50,000	1	-	868,750	01.31.2008
TOTAL						**11,412,000**			**28,000**	**10,855,000**	

Employee profit-sharing and incentive plans

Each year, SUEZ employees benefit from profit-sharing plans. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer.
Amounts paid during the last five years were as follows:

Employee profit-sharing

1997	3,911,080
1998	3,602,432
1999	4,258,249
2000	5,083,977
2001	552,420*

** The marked decrease is attributable to the hive-off of the Water division and a decrease in the number of parent company employees.*

Incentive plans

An incentive agreement was signed on June 30, 1997. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer.

[illegible]	[illegible]
1997	728,185
1998	726,427
1999	658,173
2000	4,516,119
2001	642,670*

* *The marked decrease is attributable to the hive-off of the Water division and a decrease in the number of parent company employees.*

STOCK MARKET INFORMATION

The Combined Annual and Extraordinary General Meeting of May 4, 2001 authorized the Company to trade in its own shares in order to manage its capital, in accordance with the terms and conditions of applicable legislation and regulations.
Conditions:

- maximum purchase price: EUR 50 (after the 5 for 1 share split),
- minimum selling price: EUR 32 (after the 5 for 1 share split),
- quantity: 10% of the share capital

Between the General Meeting of May 4, 2001 and February 28, 2001, the Company purchased 3,769,685 of its own shares for a total consideration of EUR 128.0 million and at a unit price of EUR 33.97 and sold 3,050,906 shares for a total consideration of EUR 107.4 million and at a unit price of EUR 35.21.

Markets on which the Company's shares are listed

SUEZ shares are listed on the ParisBourse Premier Marché and the Brussels, Luxembourg and Zurich stock exchanges.
As from September 18, 2001, the SUEZ share is also listed on the New York Stock Exchange in the form of American Depositary Shares (ADS). Each ADS represents one SUEZ share.
The SUEZ share is included in the Dow Jones Euro Stoxx 50 index which comprises the leading shares in the euro zone. It is the second largest share in the Utilities sub-division.

The closing price of the share on December 28, 2001 was EUR 34.

ADS – Share price highs and lows and trading volumes on the New York Stock Exchange (source: Fininfo S.A.)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2001				
September	35.10	31.00	39,300	-
October	34.20	30.45	10,914	-
November	32.00	29.10	5,995	-
December	31.95	28.40	50,090	-
2002				
January	30.85	27.30	36,852	-
February	29.90	27.50	38,484	-

Share price highs and lows and trading volumes in the SUEZ share (source: Fininfo S.A.)

2000				
January	163.30	136.80	987,607	146,822
February	179.00	147.90	1,052,585	178,397
March	195.30	171.20	740,612	137,367
April	184.50	164.10	598,089	104,252
May	183.50	173.50	595,419	106,365
June	195.00	180.90	548,777	103,266
July	188.20	170.50	434,204	77,409
August	188.50	163.30	541,911	95,069
September	177.90	163.50	563,757	96,834
October	182.80	168.60	759,127	134,909
November	199.90	177.00	746,830	139,102
Décember	200.30	178.80	892,931	167,730
2001				
January	196.40	170.30	692,384	125,801
February	185.50	173.30	459,627	82,380
March	181.00	147.30	1,069,206	176,184
April	174.40	159.70	695,117	117,173
		5 FOR 1 SHARE SPLIT		
May	36.95	32.80	3,291,730	115,892
June	38.00	35.30	3,314,527	121,739
July	38.80	35.41	2,670,561	100,190
August	39.00	36.50	2,629,645	99,097
September	38.24	30.20	4,385,520	156,399
October	37.80	33.23	2,977,400	105,648
November	35.80	32.60	3,839,564	130,680
Décember	34.30	31.91	2,721,448	89,150
2002				
January	34.90	30.80	3,470,040	113,267
February	34.55	32.00	2,833,711	94,268

Traded share options

SUEZ class option trading volumes in 2001 (number of contracts)

January 1 to December 31, 2001	1,332,310	1,521,505	2,853,815

Breakdown of the share capital as of December 31, 2001

As of December 31, 2001 the share capital was made up of 1,026,280,965 shares of EUR 2 par value each, representing 1,126,149,627 voting rights.

Share ownership

Major shareholders at the end of December 2001

[illegible]	[illegible]	[illegible]
Groupe Bruxelles Lambert (GBL)	7.1%	12.5%
Treasury stock	3.7%	-
Crédit Agricole	3.2%	5.4%
Employee shareholders	2.7%	3.4%
CDC	2.6%	3.3%
Cogema	2.2%	2.8%
CNP Assurances	1.6%	1.4%
Caixa	1.5%	1.4%
Axa	1.3%	1.7%
Sofina	1.0%	0.9%
Other shareholders***	73.1%	67.2%
TOTAL	**100.0%**	**100.0%**

** Calculated based on the number of shares outstanding as of December 31, 2001.*
*** Calculated based on reported voting rights of 1,129,682,585 (AGM of May 4, 2001).*
**** To the Company's knowledge, no shareholder in this category owns more than 5% of the share capital.*

Major changes in share ownership during the last three fiscal years

[illegible]	[illegible]	[illegible]	[illegible]
Groupe Bruxelles Lambert (GBL)	8.4%	7.2%	7.1%
Crédit Agricole	5.1%	3.5%	3.2%
CDC	2.0%	2.5%	2.6%
Cogema	2.3%	2.2%	2.2%
Groupe Fortis	1.7%	1.1%	ns
CNP Assurances	1.6%	1.6%	1.6%
AXA	1.3%	1.2%	1.3%
Sofina	1.3%	1.2%	1.0%
Caixa	1.1%	1.5%	1.5%

To the Company's knowledge, there are no shareholder agreements.

Treasury stock as of December 31, 2001

At the end of December 2001, SUEZ held, directly or indirectly, 38.3 million of its own shares, representing 3.7% of the share capital.

Dividends for the last five fiscal years (after adjustment for the 5 for 1 share split)

[illegible]	[illegible]	[illegible]	[illegible]
In French francs			
1996	2.4	1.2	3.6
1997	3.0	1.5	4.5
In euros			
1998	0.54	0.27	0.81
1999	0.60	0.30	0.90
2000[1]	0.66	0.33	0.99
2000[2]	0.56	0.28	0.84

1. Fully paid-up shares.
2. Shares not fully paid up.

After a period of five years, unclaimed dividends are automatically paid to the French Treasury.

MEMBERS OF THE BOARD OF DIRECTORS

Gérard Mestrallet	Chairman and Chief Executive Officer	2001	2005	SUEZ, 16 rue de la Ville l'Evêque, 75008 Paris
Jean Gandois	Vice-Chairman	2001	2005	SUEZ, 16 rue de la Ville l'Evêque, 75008 Paris
Albert Frère	Vice-Chairman	2001	2004	Groupe Bruxelles Lambert, avenue Marnix 24, B-1000 Bruxelles
Philippe Brongniart	Director, Senior Executive Vice-President	2001	2003	SUEZ, 16 rue de la Ville l'Evêque, 75008 Paris
François Jaclot	Director, Senior Executive Vice-President	2001	2003	SUEZ, 16 rue de la Ville l'Evêque, 75008 Paris
Gerhard Cromme	Director	2001	2004	ThyssenKrupp AG,August-Thyssen Strasse 1, D-40211 Düsseldorf
Etienne Davignon	Director	2001	2004	Société Générale de Belgique, 30 rue Royale, B-1000 Bruxelles
Paul Desmarais Jr.	Director	2001	2005	Power Corporation du Canada, 751 Square Victoria, Montréal, H2Y 2J3 Quebec
Lucien Douroux	Director	2001	2005	Banque de Gestion Privée, 20 rue de la Baume, 75008 Paris
Jacques Lagarde	Director	2001	2003	1314 Arch Street, Berleley, CA94708, USA
Anne Lauvergeon	Director	2001	2003	AREVA, 27/29 rue Le Peletier, 75009 Paris
Jean Peyrelevade	Director	2001	2004	Crédit Lyonnais, 19 Boulevard des Italiens, 75002 Paris
Felix G. Rohatyn	Director	2001	2004	Rohatyn Associates LLC, 30 Rockfeller Plaza Suite 5000, New York, NY 10020, USA
Jean-Jacques Salane*	Director	2002	2006	Lyonnaise des Eaux Pays basque, 15 avenue Charles Floquet BP 87, 64202 Biarritz Cedex
Lord Simon of Highbury	Director	2001	2005	22 Hill Street, London W1J 5NL, UK
José Vilarasau	Director	2001	2003	Caixa, Diagonal, 621/629, E - 08828,Barcelona

* Proposed to the General Meeting of April 26, 2002.

The Board of Directors met seven times during 2001.

The Board of Directors

Gérard Mestrallet

Born April 1, 1949 in Paris (8th District). A graduate of the prestigious French engineering school, Polytéchinque, and the National School of Administration (ENA), Gérard Mestrallet joined Compagnie de SUEZ in 1984 as Vice-President, Special Projects. In 1986 he was appointed Executive Vice-President Industry and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de Suez and then, in June 1997, Chairman of the Suez Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ. Mr. Gérard Mestrallet holds the following directorships:

- Chairman of Société Générale de Belgique and Tractebel (Belgium);
- Vice-Chairman of Aguas de Barcelona* and Hisusa (Spain);
- Director of Crédit Agricole SA*, Saint-Gobain* (France) and Pargesa Holding SA* (Switzerland);
- Member of the Supervisory Board of Axa*, Casino*, Métropole Télévision M6*, Sagem SA* and Société du Louvre*;
- Permanent representative of Fided on the Board of Directors of Le Monde Entreprises;
- Permanent representative of Sperans on the Board of Directors of Fimalac*.

Mr. Gérard Mestrallet holds 29,410 SUEZ shares.

Jean Gandois

Born May 7, 1930 in Nieul. A graduate of the prestigious French engineering schools, *Polytechnique* and *Ponts et Chaussées*, Jean Gandois has occupied the positions of Chief Executive Officer of Société des Acieries de Lorraine and Wendel-Sidelor and Chairman of Sollac, Rhône-Poulenc, Péchiney, Cockerill Sambre and CNPF. Vice-Chairman of the Suez Lyonnaise des Eaux Supervisory Board since June 19, 1997, he was appointed Chairman on June 1, 2000. On May 4, 2001 Jean Gandois was appointed Vice-Chairman of the SUEZ Board of Directors. Mr. Jean Gandois holds the following directorships:

- Director of Danone*, Eurazeo*, Institut Curie (France), Société Générale de Belgique (Belgium), Air Liquide Espagne and Air Liquide Italie;
- Member of the Supervisory Board of Siemens AG* (Germany), Rodamco Europe NV* (Netherlands);
- Member of the International Advisory Board of New Perspective Fund* and Textron* (USA).

Mr. Jean Gandois holds 5,005 SUEZ shares.

Albert Frère

Born February 4, 1926 in Fontaine l'Evêque (Belgium). After having occupied a number of positions in his family company and acquired in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holdings in 1981 in Geneva, in association with several other business men. In 1982 this company acquired an interest in Groupe Bruxelles Lambert. Mr. Albert Frère holds the following directorships:

- Honorary manager of Banque Nationale de Belgique;
- Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert* (Belgium);
- Chairman of the Board of Directors of PetroFina, Frère-Bourgeois, ERBE (Belgium);
- Vice-Chairman and Executive Director of Pargesa Holding SA* (Switzerland);
- Vice-Chairman of the Supervisory Board of Métropole Television M6* (France);
- Director of LVMH*, Coparex International* (France);
- Member of the International Advisory Committee of Power Corporation du Canada* and of the International Committee of Assicurazioni Generali S.p.A. (Italy).

Mr. Albert Frère holds 2,000 SUEZ shares.

Philippe Brongniart

Born January 22, 1939 in Paris (15th District). A graduate of the Paris Institute of Political Studies (IEP) and the National School of Administration (ENA), Philippe Brongniart joined Lyonnaise des Eaux in 1983 as Vice-President, Special Projects. He was appointed Executive Vice-President in 1984, Chief Executive Officer in 1986 and then Chairman and Chief Executive Officer of SITA in 1988. In 1993, Philippe Brongniart was appointed Chief Executive Officer of Lyonnaise des Eaux. A member of the Suez Lyonnaise des Eaux Executive Board since 1997 he was appointed Vice-Chairman in May 2000. On May 4, 2001, Philippe Brongniart was appointed Director, Senior Executive Vice-President responsible for Group Synergy (Human Resources, industrial, commercial customers, etc.) Mr. Philippe Brongniart holds the following directorships:

- Director of Elyo, Lyonnaise des Eaux France, Ondeo, Ondeo Degrémont, SITA, Suez Industrial Solutions, SUEZ University, Vinci* (France), Société Monégasque de l'Electricité et du Gaz (Monaco), Aguas de Barcelona*, Hisusa (Spain), Groupe Fabricom and Société Générale de Belgique (Belgium);
- Director and member of the Executive Committee of Ondeo Nalco (USA).

Mr. Philippe Brongniart holds 60,000 SUEZ shares.

François Jaclot

Born May 1, 1949 in Neuilly-sur-Seine. A graduate of the French National School of Statistics and Economic Administration (ENSAE), the Paris Institute of Political Studies (IEP) and the National School of Administration (ENA) and a former tax inspector, François Jaclot joined Compagnie de SUEZ at the beginning of 1996 as Executive Vice-President. A member of the Suez Lyonnaise des Eaux Executive Board since 1997, he was appointed Vice-Chairman in May 2000. On May 4, 2001, François Jaclot was appointed Director, Senior Executive Vice-President responsible for Finance (Treasury, Financial operations, Budget, Control, Audit, Accounts), Information Systems and the Communications sector. Mr. François Jaclot holds the following directorships:

- Chairman of FirstMark Communications France, SUEZ Communication, SUEZ Connect;
- Suez Nov Invest (France), Frabepar (Belgium);
- Chairman of the Supervisory Board of Astorg Partners (France);
- Director of Coficem, Ondeo, Réaumur Participations, S.I. Finance, SITA, Suez Lyonnaise Telecom, SUEZ University, Vinci* (France), Coditel, Société Générale de Belgique (Belgium), FirstMark Communications Europe (Luxembourg), Mercapital* (Spain), Ondeo Nalco (USA);
- Member of the Supervisory Board of Métropole Télévision M6*;
- Permanent representative of SUEZ on the Board of Directors of TPS Gestion and Paris Première (France);
- Permanent representative of Frabepar on the Board of Directors of Holdinblan, Immo-Blanc and Holdimmo (Belgium);
- Permanent representative of Auxipar Gérant, Strasbourg TV Câble and Société Nationale d'Exploitation des Réseaux Câblés.

Mr. François Jaclot holds 21,000 SUEZ shares.

Gerhard Cromme

Born February 25, 1943 in Vechta.Oldenburg (Germany). Mr. Gerhard Cromme has a doctorate in Law and several diplomas in economics (Münster, Lausanne, Paris and Harvard Universities). He joined the Saint-Gobain Group in Germany in 1971, before joining the Krupp Group in 1986. Mr. Gerhard Cromme holds the following directorships.

- Chairman of the Supervisory Board of ThyssenKrupp AG*, (Germany);
- Member of the Supervisory Board of ABB AG* (Switzerland), Allianz AG*, Ruhrgas AG, E.ON AG* and Volkswagen AG* (Germany);
- Director of Thales* (France) and Deutsche Lufthansa AG* (Germany).

Mr. Gerhard Cromme holds 2,000 SUEZ shares.

Etienne Davignon

Born October 4, 1932 in Budapest (Hungary). Mr. Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Ministry (1964-1969),

Chairman of the International Energy Agency Management Committee (1974-1977), Vice-Chairman of the European Community Commission (1981-1985) and Chairman of the Royal Institute of International Relations. In 1985 he joined Société Générale de Belgique and was appointed Chairman in April 1988. Mr. Etienne Davignon holds the following directorships:

- Chairman of Compagnie des Wagons-Lits, Sibeka and Palais des Beaux-Arts (Belgium);
- Vice-Chairman of Société Générale de Belgique, Umicore*, Petrofina, Fortis*, Tractebel* (Belgique), Arbed* (Luxembourg) and Accor* (France);
- Director of Pechiney* (France), Sofina SA*, Solvay SA*, Recticel*, Sidmar, Compagnie Maritime Belge (Belgium), Gilead*, IDG (USA) and Anglo American* (UK);
- Member of the Supervisory Board of BASF* (Germany).

Mr. Etienne Davignon holds 10,000 SUEZ shares.

Paul Desmarais Jr

Born July 3, 1954 in Sudbury, Ontario (Canada). Mr. Paul Desmarais Jr studied at McGill University in Montreal and then at INSEAD in Fontainebleau. He has a Masters in Business Administration. Mr. Paul Desmarais Jr holds the following directorships:

- Chairman of the Board of Directors and Joint Head of Management of Power Corporation du Canada*;
- Chairman of the Board of Directors of Corporation Financière Power (Canada);
- Vice-Chairman of the Supervisory Board of Imérys* (France);
- Director and member of the Management Committee of Great-West Life (life insurance company), Great-West Lifeco Inc. (Canada), Great-West Life and Annuity Insurance Company (USA), London Life (life insurance company), London Insurance Group Inc., Groupe Investors Inc.* (Canada), Groupe Bruxelles Lambert* (Belgium), Pargesa Holding SA* (Switzerland);
- Director of Corporation Financière Power, Gesca Ltée, La Presse Ltée, Les Journaux Trans-Canada Inc., Power Corporation du Canada and Tractebel* (Belgium);
- Member of the International Committee, the Board of Directors and the Verification Committee of INSEAD;
- Chairman of the Canadian Foundation Council for the International Management of INSEAD;
- Chairman of the International Advisory Committee of HEC business school (Canada).

Mr. Paul Desmarais Jr holds 2,000 SUEZ shares.

Lucien Douroux

Born August 16, 1933 in Saint-Rémy sur Durolle. Mr. Lucien Douroux is a graduate of the National School of Engineering and Technology (Conservatoire National des Arts et Métiers). He has received the honors of Officer of the Legion of Honor and Commander of the National Office of Agricultural Merit.
Mr. Lucien Douroux holds the following directorships:

- Chairman of the Supervisory Board of Fonds de Garantie des Dépôts;
- Chairman of Banque de Gestion Privée Indosuez;
- Vice-Chairman of the Board of Directors of Wafabank* (Morocco);
- Director of Bouygues* and Euris.

Mr. Lucien Douroux holds 3,220 SUEZ shares.

Jacques Lagarde

Born May 2, 1938 in Rennes. Mr. Jacques Lagarde is a graduate of the prestigious French business school, HEC, and of the Harvard University Advanced Management Program. He has been Chief Executive Officer of Gillette France and Chief Executive Officer then Chairman of Braun AG (Germany). Mr. Jacques Lagarde holds the following directorships:

- Advisor to the Chairman of Braun GmbH (Germany);
- Director of Eukarion Inc. (USA) and Veloland (France).

Mr. Jacques Lagarde holds 2,300 SUEZ shares.

Anne Lauvergeon

Born August 2, 1959, in Dijon. A graduate of the French engineering school Mines and teacher training college, Mrs. Lauvergeon is a qualified science teacher. After starting her career in the iron and steel industry, Anne Lauvergeon joined CEA in 1984 and then took over responsibility for the administration of the Greater Paris area sub-stratum (1985-1988). In 1990, she joined the office of the French President and the following year was appointed Deputy General Secretary. Appointed Partner-Manager of Lazard Frères et Cie in 1995, she joined the Alcatel Group two years later before being appointed Chairperson of COGEMA in June 1999. On July 3, 2001 she was appointed Chairperson of the Areva Group Executive Board. Mrs. Anne Lauvergeon holds the following directorships:

- Chairperson of the Executive Board of AREVA*;
- Chairperson and Chief Executive Officer of COGEMA;
- Director of Pechiney*, Sagem SA*, TotalFinaElf*;
- Permanent representative of COGEMA on the Usinor* and Eramet* Board of Directors.

Mrs. Anne Lauvergeon holds 2,050 SUEZ shares.

Jean Peyrelevade

Born October 24, 1939 in Marseille. A graduate of the prestigious French engineering school, Polytéchnique, and the Paris Institut of Political Studies (IEP), Mr. Jean Peyrelevade successively occupied the positions of Chairman of Compagnie de Suez, Banque Stern, UAP and finally Crédit Lyonnais. Mr. Jean Peyrelevade holds the following directorships:

- Chairman of Crédit Lyonnais*;

• Director of AGF*, Bouygues*, Club Méditerranée*, LVMH* (France), Société Monégasque de l'Electricité et du Gaz (Monaco) and Power Corporation du Canada*;
• Member of the Supervisory Board of Lagardère Groupe*.

Mr. Jean Peyrelevade holds 3,115 SUEZ shares.

Felix G. Rohatyn

Born May 29, 1928 in Vienna (Austria). After a secondary education in France and further education in the United States, Mr. Felix G. Rohatyn joined Lazard bank in New York in 1948 and became Chief Executive Officer and then Partner in 1961. He left the bank in 1997 to take up the position of US ambassador to France. He left this post in December 2001 and founded Rohatyn Associates LLC in April 2001. Mr. Felix G. Rohatyn has received the honors of Commander of the Legion of Honor. Mr. Felix G. Rohatyn holds the following directorships:

• Chairman of Rohatyn Associates LLC;
• Member of the Council on Foreign Relations and the American Academy of Arts and Sciences;
• Member of the Board of Directors of Comcast Corp.* (USA), Fiat S.p.A.* (Italy), LVMH*, Publicis Groupe SA (France);
• Chairman of Aton Pharma Inc. (USA);
• Trustee of the Center for Strategic & International Studies (USA).

Mr. Felix G. Rohatyn holds 2,000 SUEZ shares.

Jean-Jacques Salane**

Born September 16, 1951 in Bayonne (France). After having been trained as an accountant, Mr. Jean-Jacques Salane joined Lyonnaise des Eaux in March 1972. He was a member of the Board of Directors of Lyonnaise des Eaux from 1990-1996 where he represented the Workers' Council. Mr. Jean-Jacques Salane holds the following directorships:

• CGT union representative;
• Union representative of the Biarritz Workers' Council since 1996;
• Union representative of the Lyonnaise des Eaux Workers' Council since 1996;
• Union representative of the SUEZ Group Workers' Council since 1996;
• President of the Spring 2000 French Supervisory Board.

Lord Simon of Highbury

Born July 24, 1939 in London (United Kingdom). Lord Simon has an MA from Cambridge and an MBA from INSEAD, Fontainebleau. He joined British Petroleum in 1961 where he occupied a number of management positions before being appointed Chairman in 1995. After exercising several ministerial positions from 1997, he became advisor to the British Prime Minister for the modernization of government. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon entered the House of Lords in 1997.

Lord Simon of Highbury holds the following directorships:

• Member of the Advisory Board of L.E.K. Consulting;
• Member of the European Advisory Board of Morgan Stanley Dean Witter* (Europe);
• Advisory Director of Unilever plc*;
• Director Britain in Europe;
• Member of the International Advisory Council Fitch et Fortis*;
• Chairman of the Board of Trustees Cambridge Foundation;
• Trustee Hertie Foundation;
• Member of the Advisory Council The Prince's Trust.

Lord Simon of Highbury holds 2,000 SUEZ shares.

José Vilarasau

Born February 20, 1931 in Barcelona (Spain). A Doctor in Industrial Engineering and a graduate of the Barcelona School of Industrial Engineering and the Catalan Polytechnique University, José Vilarasau was appointed Chief Executive, Treasury and Budget, to the Spanish Finance Ministry in 1969 after holding a number of positions in the Spanish Public Treasury. From 1973 he was appointed successively Executive Vice-President of Banco de Europa and then Campsa. In 1976 he became Chief Executive Officer of Caixa and Vice-Chairman of the Spanish Federation of Saving Banks. In January 1999, he was appointed Chairman of Caja de Ahorros y Pensiones de Barcelona "la Caixa" and Chairman of the Catalan Federation of Saving Banks.

Mr. José Vilarasau holds the following directorships:

• Chairman of Caja de Ahorros y Pensiones de Barcelona "Caixa", Fundación "la Caixa", the Catalan Federation of Saving Banks and Fundación de Estudios de Economía Aplicada "FEDEA" (Spain);
• Chairman of the Board of Directors of Fundació per a la Universitat Oberta de Catalunya (Spain);
• Chairman of the Board of Directors of Mécénat and member of the Executive Committee of Fundació Gran Teatre del Liceu (Spain);
• Vice-Chairman of the Spanish Confederation of Saving banks and REPSOL* (Spain);
• Vice-Chairman of Patronat Fundació Privada Institut de Recerca de la SIDA-Caixa "irsiCaixa" (Spain);
• Director of Banque Itaù SA* (Brazil);
• Member of the Commission managing "Fondo de garantía de Depositos en Cajas de Ahorros" (Spain);
• Member of the Advisory Council of Fortis* (Belgium).

Mr. José Vilarasau holds 2,000 SUEZ shares.

** Listed companies.*
*** Proposed to the Shareholders General Meeting of April 26, 2002.*



EXECUTIVE COMPENSATION

Note 23 to the consolidated financial statements presented on page 142 of this report includes a table showing total compensation paid to executive officers and top management.

EXECUTIVE COMPENSATION (EXECUTIVE OFFICERS AND OTHER TOP MANAGEMENT)

Executive management comprises the 12 members of the Executive Committee (see page 166).

These individuals receive both fixed and variable compensation. Changes in the fixed salary portion are linked to changes in specific situations: significant increase or change in responsibilities, adjustments necessary for reasons of internal equity or clear discrepancy with regard to the external market.

The variable salary portion seeks to compensate management contribution to the results of the Company and the Group. It is linked, in whole or part, to earnings per share for fiscal year 2000, compared with a predetermined objective.

Members of the Executive Committee who are responsible for an operating activity within the Group also receive variable compensation linked to the performance of the sector under their responsibility (divisional results, return on capital employed), as well as more qualitative criteria (organizational performance, commercial objectives). For Executive Committee members who are neither executive officers nor responsible for an operating activity the variable portion varies within certain predetermined limits, but no arithmetical formula exists.

Compensation paid to Executive Committee members in fiscal years 2001 and 2000 was as follows (total compensation effectively paid during the fiscal year; variable compensation is paid by way of an installment system):

Gross compensation [illegible] (in EUR millions)	2001	2000	2001/2000 [illegible]
Fixed	5.7	5.0	+14%
Variable	4.6	3.1	+48%
Total	**10.3**	**8.1**	**+27%**
Number of Executive Committee members	12	9	+33%

The variable compensation portion represented 45% of total compensation in 2001 compared to 38% in 2000 and 31% in 1999.

Total average compensation paid to members of the Executive Committee fell from EUR 0.90 million to EUR 0.86 million.

EXECUTIVE OFFICER COMPENSATION

Fiscal year 2001 saw a change in the way the Company is managed, with the dual decision-making body replaced by a Board of Directors. Individual compensation paid to executive officers during the year ended December 31, 2001, excluding directors' fees, is presented below.

Mr. Gérard Mestrallet, Chairman and Chief Executive Officer, received total compensation of EUR 2,242,416, including fixed compensation of EUR 1,019,151. The variable portion of EUR 1,223,265 determined as described above, represented 55% of total compensation..

Mr. Philippe Brongniart, Director and Vice-Chairman of the Executive Committee, received total compensation of EUR 1,155,892 including fixed compensation of EUR 622,953. The variable portion of EUR 532,939, determined as described above, represented 46% of total compensation.

Mr. François Jaclot, Director and Vice-Chairman of the Executive Committee, received total compensation of EUR 1,269,916 including fixed compensation of EUR 636,977. The variable portion of EUR 632,939 represented 50% of total compensation.

Mr. Jean Gandois, Chairman of the Supervisory Board until May 4, 2001 followed by Director and Vice-President, Special Projects, received total compensation of EUR 1,255,321 including variable compensation of EUR 324,661.

Total directors' fees payable to directors, with the exception of Executive Committee members, was set by the Shareholders Meeting of May 4, 2001 at EUR 600,000.

As from May 4, 2001, annual directors' fees payable to each individual director total EUR 35,000. Directors may receive an additional EUR 10,000 for chairing one of the Board committees or EUR 7,000 for sitting on one of these committees. Directors' fees distributed in 2001 totaled EUR 0.49 million compared to EUR 0.44 million in 2000.

STOCK OPTIONS

Stock options granted to executive officers (in office as of December 30, 2001) during 2001

	Number of options granted	Strike price	Expiry	Plan
Gérard Mestrallet	500,000	EUR 34.51	11.27.2011	11.28.2001
Philippe Brongniart	175,000	EUR 34.51	* 11.27.2011	11.28.2001
François Jaclot	175,000	EUR 34.51	11.27.2011	11.28.2001

Stock options exercised by executive officers (in office as of December 31, 2001) during 2001

	Number of options exercised	Strike price	Plan
Gérard Mestrallet	0	-	-
Philippe Brongniart	90,000	EUR 13.90	07.27.1996
François Jaclot	0	-	-

Stock options granted during 2001 to the 10 employees holding the greatest number of options (not executive officers)

Number of options granted	Strike price	Expiry	Plan
755,000	EUR 34.51	11.27.2011	11.28.2001

Stock options exercised during 2001 by the 10 Group employees (not executive officers) having exercised the greatest number of options **

Number of options exercised	Strike or purchase price	Plan
12,750	EUR 14.79	07.14.1994
26,250	EUR 15.03	06.14.1995
153,500	EUR 13.90	07.24.1996
12,500	EUR 17.47	11.17.1997
10,000	EUR 29.82	11.16.1998
10,000	EUR 30.22	11.15.1999

** Stock subscription options.*
*** Stock subscription and purchase options.*



BOARD OF DIRECTORS COMMITTEE REPORTS

BUSINESS STRATEGY COMMITTEE REPORT

The Board of Directors Business Strategy Committee met twice in 2001.

The Committee is chaired by Gérard Mestrallet and comprises Jean Gandois, Vice-Chairman, Lucien Douroux, Albert Frère, Jacques Lagarde, Anne Lauvergeon and Jean Peyrelevade.

Its purpose is to clarify, through analysis and discussion, the strategic objectives of the Group submitted to the Board of Directors.

In this capacity it discussed the situation and growth perspectives of several Group divisions, in Europe and the USA in particular, and prepared Board of Directors deliberations in several strategic areas.

AUDIT COMMITTEE REPORT

The Board of Directors Audit Committee comprises three members, Jean Peyrelevade, appointed Chairman in May 2001 to replace Claude Pierre-Brossolette, Gerhard Cromme and Lucien Douroux.

The Committee met three times in 2001. Mr. François Jaclot, Director and Senior Vice-president and the Auditors attended the three meetings.

During 2001 the Audit Committee considered the following issues:

1. Financial statement preparation

   Over the last five years the Annual General Meeting has been brought forward nearly two months (from the second two weeks in June in 1997 to the second two weeks in April in 2002). At the same time the dividend payment date has been brought forward from June 26 (in 1997) to May 2 (in 2002).

   In the future the financial statements should be finalized by the beginning of March and September and the Annual General Meeting should be held before the end of April.

2. Financial statement review

   In addition to the half-year and annual financial statements, the Audit Committee reviewed the Group US GAAP financial statements drawn-up for the purposes of the SUEZ share listing on the New York Stock Exchange on September 18, 2001, in the form of level II American Depositary Shares "ADS".

3. Energy Division trading activities

   The Audit Committee listened to a presentation by Jean-Pierre Hansen, SUEZ Senior Vice-President Energy and Chairman of the Tractebel Management Committee, accompanied by several of his colleagues and the auditors, on work performed on the organization and control of energy trading activities.

   Overall, the Audit Committee concluded that the activities of the different Energy Division trading platforms are performed and supervised in a conscientious manner. The Group has a good understanding of the risks associated with this activity. It constantly updates its control techniques and seeks to standardize the methods adopted by the different Group entities.

ETHICS, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT COMMITTEE REPORT

The SUEZ Board of Directors Ethics, Environment and Sustainable Development Committee is chaired by Jacques Lagarde and comprises Philippe Brongniart, Etienne Davignon and Anne Lauvergeon. Sir Frederick Holliday is a permanent guest on the Committee.

The Committee met twice during the year on January 10, 2001 and July 4, 2001. A report on these meetings was presented by the Chairman to the Board of Directors.

The Committee monitored the development of ethical measures within the Group in order to ensure their correct implementation and their contribution to maintaining the high standards and reputation of the Group, its subsidiaries and affiliated companies.

We would draw attention to the following matters:

The Committee monitored the drafting of a multi-annual program entitled "Ethics and core values", designed to provide a framework for the many corporate initiatives within the Group aimed at better ensuring the exercise of SUEZ financial, societal and environment responsibilities. A veritable ethical control panel, this program allows progress to be assessed against clearly defined objectives. It will ensure the Committee is well informed and as such best able to carry out its function.

As each year, a report was submitted to the Committee on the results of the compliance letter procedure, which requires the Chairmen of the Group's principal subsidiaries to confirm their company's compliance with the Group's Ethical Charter during the last year.

The Committee spent a substantial part of its meetings discussing environmental protection issues. The Committee seeks, in particular, to assess the contribution of the Group's different activities to reducing their impact on the environment. It monitored the preparation of an environmental report aimed at underlining SUEZ's commitment to sustainable development.

At the request of the Board of Directors, the Committee drafted a Directors Charter which was approved by the Board of Directors in its meeting of January 9, 2002.

On June 8, 2001 the Chairman Jacques Lagarde chaired the first Annual Conference of SUEZ Ethics Officers. This conference brought together, in Paris, around forty Group company Ethics Officers from 18 different countries. It was decided to hold this event annually.

In accordance with its role, the Committee sought to verify that the structures and procedures defined in the Group's reference documents were implemented by the parent company and widely distributed.

COMPENSATION AND APPOINTMENTS COMMITTEE REPORT

With effect from May 5, 2001 this Committee comprises Jean Gandois, Chairman, Gerhard Cromme, Etienne Davignon and Paul Desmarais Jr.

It met four times during 2001.

As a result of the change in the Company management structure, the Committee drew up a list of Directors whose appointment was proposed to the Annual General Meeting by the Supervisory Board, with a view to forming a Board of Directors.

It decided the variable compensation payable to members of the former Executive Board in respect of fiscal year 2000.

It determined the remuneration payable to members of the Executive Board in respect of 2001 and to the Chairman and the two Senior Executive Vice-Presidents up to the end of the year.

It examined the compensation payable to members of the management committee.

The Committee prepared the recommendation presented to shareholders regarding the level of directors' fees.

It also examined the organization of Group general management.

Finally the Committee examined the 2001 stock option plan and determined the number of options to be allotted to executive officer members of general management.

COMBINED ANNUAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 26, 2002

AGENDA

- Board of Directors' Report
- Auditors' Reports
- Independent Expert's Report
- Approval of the fiscal year 2001 Company financial statements and the transactions performed during the year
- Appropriation of earnings and declaration of the dividend
- Vote on the Auditors' Report on Agreements involving Directors of the Company
- Approval of the fiscal year 2001 consolidated financial statements
- Appointment of a Director
- Setting of Directors' fees
- Authorization to trade in the Company's shares
- Amendment of the bylaws in compliance with the New Economic Regulations Law n° 2001-420 of May 15, 2001
- Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts
- Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange
- Authorization granted to the Board of Directors to reduce the share capital of the Company by cancelling shares
- Authorization granted to the Board of Directors to issue shares reserved for employee members of a SUEZ Group Corporate Savings Plan
- Authorization granted to the Board of Directors to perform a share issue reserved for employee members of a US Group Corporate Savings Plan
- Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2002 SCA
- Approval of the US Group Corporate Savings Plan enabling employees of US companies to subscribe to share issues reserved for employee members of the US Group Savings Plan
- Powers to carry out decisions and perform formalities

BOARD OF DIRECTORS' REPORT

Board of Directors' report to the Annual General Meeting

Approval of the Company financial statements (1st resolution)

Shareholders are requested to approve the Company financial statements for the year ended December 31, 2001 as presented and the transactions performed during the year.

Appropriation of earnings and declaration of the dividend (2nd resolution)

In EUR	
Retained earnings of previous fiscal years	244,056,768.40
Net income of the current fiscal year	2,283,303,843.05
Total distributable earnings	2,527,360,611.45
The Board of Directors proposes the following appropriation:	
• Special long-term capital gains reserve	7,211,916.00
• Dividend per the bylaws of 5% of par value on 1,021,397,759 fully paid-up shares	102,139,775.90
• Additional dividend on 1,026,280,965 shares outstanding	626,031,388.65
• Equalization tax	304,085,582.28
• Retained earnings	1,487,891,948.62
	2,527,360,611.45

If shareholders approve this appropriation, the net dividend for fiscal year 2001 shall be set at EUR 0.71 per fully paid-up share, plus a tax credit of EUR 0.355, giving a total gross dividend per share of EUR 1.065.

The net dividend of EUR 0.71 payable to fully paid-up shares shall comprise the dividend per the bylaws of EUR 0.10 and an additional dividend of EUR 0.61.

The 4,883,206 shares not fully paid up are entitled only to the additional dividend of EUR 0.61 and a tax credit of EUR 0.305 and will therefore receive a total gross dividend of EUR 0.915.

The dividends shall fall due for payment on May 2, 2002, the ex-dividend date.

It is noted that should the Company hold any of its own shares on the dividends payment date, the amount corresponding to dividends not paid on these shares shall be taken to retained earnings.

Agreements falling within the scope of Articles L. 225-38 and L. 225-86 of the French Commercial Code (3rd resolution)

The Auditors' report concerns agreements involving Directors of the Company falling within the scope of Articles L. 225-38 and L. 225-86 of the French Commercial Code.

This report is presented on page 180 of this reference document.

Consolidated financial statements (4th resolution)

Shareholders are requested to approve the consolidated financial statements for the year ended December 31, 2001.

Appointment of a Director (5th resolution)

Shareholders are asked to appoint Mr. Jean-Jacques Salane to the Board of Directors for a term of four years, expiring at the end of the Annual General Meeting held to adopt the fiscal year 2005 financial statements.

Mr. Jean-Jacques Salane is a member of the Supervisory Boards of the Corporate mutual funds *"Spring Levier 1999"* and *"Spring Classique 1999"* and Chairman of the Supervisory Boards of the Corporate mutual funds *"Spring Multiple 2000"* and *"Spring Classique 2000"* where he represents employees.

Setting of the amount of Directors' fees (6th resolution)

Shareholders are asked to set the total amount of directors' fees at EUR 800,000 for the current fiscal year and all subsequent fiscal years until a new decision is made.

Authorization to trade in the Company's shares (7th resolution)

The General Meeting of May 4, 2001 authorized the Company to trade in its own shares on the stock market under the following terms and conditions:

- maximum purchase price: EUR 250 (before the 5 for 1 share split)
- minimum selling price: EUR 160 (before the 5 for 1 share split)
- maximum shareholding: 10 % of share capital
- aggregate amount of acquisitions: EUR 5 billion

Between the General Meeting of May 4, 2001 and February 28, 2002, the Company acquired 3,769,685 of its own shares on the market for a total consideration of EUR 128.0 million and a unit value of EUR 33.97 and sold 3,050,906 shares for a total

consideration of EUR 107.4 million and a unit value of EUR 35.21.

The authorization to trade in the Company's shares on the stock exchange, granted by the General Meeting of May 4, 2001, expires at the end of November 2002. Shareholders are asked to grant a new authorization to the Board of Directors, to trade in the Company's shares within a broader perspective of actively managing the Company's capital for the purposes of its financing needs.

The proposed conditions are unchanged on last year (after adjustment for the 5 for 1 share split):

- maximum purchase price: EUR 50
- minimum selling price: EUR 32 this price being determined, where appropriate, in accordance with applicable legal requirements, in the event of election for the options offered by Article L. 225-209 paragraph 3 of the French Commercial Code.
- maximum shareholding: 10% of the share capital
- aggregate amount of acquisitions: EUR 5 billion

This authorization is granted for a period of eighteen months from the date of this Meeting.

Board of Directors' report to the Extraordinary General Meeting

In the eighth resolution presented to the Extraordinary General Meeting, shareholders are asked to make a number of amendments to the bylaws in order to bring them into compliance with the New Economic Regulations Law n° 2001-420 of May 15, 2001 by detailing, in particular, the roles of the Board of Directors and the Chairman and introducing the ability to separate the duties of Chairman and Chief Executive Officer.

You are then asked to renew authorizations granted to the Board of Directors to issue marketable securities and cancel the relevant previous authorizations. In this respect, shareholders are asked:

- In the **ninth resolution**, to authorize the Board of Directors to issue, with retention of shareholder preferential subscription rights, shares, warrants and/or marketable securities conferring immediate or future entitlement to shares (convertible bonds, shares or bonds with stock subscription warrants attached, bonds redeemable in shares, etc.) and to increase the share capital by capitalization of reserves. The total par value of shares issued by virtue of this resolution may not exceed EUR 700 million, excluding capitalization of reserves, and the total nominal value of debt securities issued may not exceed to EUR 5 billion. These limits are aggregate ceilings and apply jointly to issues performed by virtue of the ninth and tenth resolutions. Share capital increases as a result of capitalization of reserves may not exceed the total of amounts eligible for capitalization. The ninth resolution asks shareholders to grant this authorization for a period of twenty-six months.
- In the **tenth resolution**, to authorize the Board of Directors to issue, on French and/or international markets, the same securities as authorized by the ninth resolution, with cancellation of shareholder preferential subscription rights. In addition, this resolution authorizes the Board of Directors to issue securities in consideration for securities transferred to the Company within the context of a public offer of exchange launched by SUEZ. This authorization also permits the Board of Directors to issue the shares to which marketable securities, issued by direct and indirect SUEZ subsidiaries with the approval of the Board of Directors, confer entitlement. The total par value of shares issued by virtue of the tenth resolution may not exceed, as provided in the ninth resolution, EUR 700 million and the total nominal value of debt securities issued may not exceed EUR 5 billion. These limits are aggregate ceilings and apply jointly to issues performed by virtue of the ninth and tenth resolutions. The tenth resolution asks shareholders to grant this authorization for the same period as the ninth resolution, that is twenty-six months.

* * *

These authorizations which shareholders are asked to grant, will provide the Board of Directors with the necessary flexibility to perform, as appropriate, the share issues best adapted to market conditions. In addition to offering existing shareholders the possibility to subscribe for new shares under preferential terms and conditions, the Board of Directors shall, by canceling preferential subscription rights, be able to perform transactions which must be performed rapidly if they are to succeed, while soliciting a wide investor base by performing issues on foreign financial markets.

Where preferential subscription rights are retained, shareholders may be granted, in addition to the subscription rights to which they are entitled, additional subscription rights enabling holders of existing shares to subscribe for a greater number of shares than that to which their preferential rights confer entitlement, in proportion to subscription rights held and subject to demand.

Where preferential subscription rights are cancelled, the Board of Directors may grant shareholders priority subscription rights without creating negotiable securities. This resolution also provides that the issue price of shares shall be based on the average opening listed price of the share during ten consecutive stock market days selected from among the twenty stock market days preceding the issue of the shares, after correction of this average, where necessary, for different dividend ranking dates. It is noted that where stock subscription warrants are issued, amounts received by the Company on the subscription of these warrants shall be taken into account in this calculation.

* *
*

- The **eleventh resolution** authorizes the Board of Directors, for a period of eighteen months, to reduce the share capital by canceling treasury stock held by the Company, pursuant to Article 225 - 209 of the French Commercial Code. The Board of Directors would, therefore, be authorized to reduce the share capital in accordance with legal and regulatory provisions and subject to a maximum of 10% of its amount.

The twelfth, thirteenth, fourteenth and fifteenth resolutions seek to develop employee stock ownership throughout the Group by enabling the launch of a third international employee stock ownership plan.

A prospectus was submitted to the *Commission des Opérations de Bourse* in respect of this plan and approved by it on February 8, 2002.

As in 1999 and 2000 the objectives of this plan are to:

- make employees full partners of the Group,
- focus attention on value creation as the point where your interests and their interest meet,
- enable shareholders to team up with you in their choices made throughout the year,
- expand the international basis of the employee shareholder concept.

Two investment formulae will be proposed to employees within the scope of this plan:

- a "standard" investment formula, without financial leverage, and
- a "multiple" investment formula, with financial leverage.

The resolutions presented to you for approval seek to grant the Board of Directors the necessary powers to implement this plan.

Twelfth resolution

The twelfth resolution will enable the Board of Directors to issue, with cancellation of preferential subcription rights, during a five-year period, shares reserved for employee members of a Group corporate savings plan, with the exception of employee members of the US Group Corporate Savings Plan.

The number of shares issued pursuant to this authorization may not exceed 3% of the share capital on the date of the Board of Directors' decision.

In accordance with legislation, the subscription price will be equal to 80% of the average opening listed price of the SUEZ share during the twenty stock market sessions preceding the date of the Board of Directors', or Chairman's, decision setting the terms and conditions of the share capital increase.

Thirteenth resolution

The thirteenth resolution will enable the Board of Directors to issue, with cancellation of preferential subcription rights, during a five-year period, shares reserved for employee members of the US Group Corporate Savings Plan.

The number of shares issued pursuant to this authorization may not exceed 0.50% of the share capital on the date of the Board of Directors' decision.

For regulatory reasons specific to the Unites States of America, the subscription price will differ from that offered under the twelfth resolution and will be equal to the higher of:

- 85% of the average opening listed price of the SUEZ share during the twenty stock market sessions preceding the date of the Board of Directors', or where appropriate, the Chairman's decision setting the terms and conditions of the share capital increase, and
- 85% of the opening listed price of the SUEZ share on the day of the Board of Directors', or where appropriate, the Chairman's decision setting the terms and conditions of the share capital increase,

subject to a maximum of 100% of the average opening listed price of the SUEZ share during the twenty stock market sessions preceding the date of the Board of Directors', or where appropriate, the Chairman's decision.

Fourteenth resolution

The fourteenth resolution will enable the Board of Directors to issue, during a one-year period, shares reserved for Spring Multiple 2002 SCA, up to a maximum par value amount of EUR 22.7 million.

The issue price will be identical to that offered to employees by virtue of the twelfth resolution.

Spring Multiple 2002 SCA is a Luxembourg company whose shares will be offered to employees of foreign Group subsidiaries located in Belgium, Brazil, Czech Republic, French Polynesia, Hong Kong, Hungary, Indonesia, Luxembourg, Macao, Malaysia, Morocco, New Caledonia, Principality of Monaco, Slovakia and Switzerland where, for local regulatory and tax reasons, employees cannot subscribe for SUEZ shares under the framework introduced by the twelfth and thirteenth resolutions.

SUEZ shares subscribed by Spring Multiple 2002 SCA will be sold:

- in part to Crédit Agricole Indosuez and/or one of its subsidiaries in order to ensure the coverage of the multiple formula offered to employee shareholders of Spring Multiple 2002 SCA;
- in part to Crédit Agricole Indosuez and/or one of its subsidiaries in order to ensure the coverage of the multiple formula offered

to employees of foreign Group subsidiaries located in the following countries – Australia, Canada, Netherlands, Poland, Sweden, Thailand and United States of America – subscribing directly for SUEZ shares pursuant to the twelfth and thirteenth resolutions; and

- in part to Spring Multiple 2002 A SCA and Spring Multiple 2002 B SCA, two Luxembourg companies whose shares will be offered to employees of foreign Group subsidiaries located in Argentina, Germany, Portugal and Spain (Spring Multiple 2002 A SCA) and to employees of foreign Group subsidiaries located in Chile and the United Kingdom (Spring Multiple 2002 B SCA) who, for local regulatory and tax reasons, cannot subscribe for shares pursuant to the twelfth and thirteenth resolutions or become shareholders of Spring Multiple 2002 SCA. These shares will then by sold to Crédit Agricole Indosuez and/or one of its subsidiaries in order to ensure the coverage of the multiple formula offered to employee shareholders of Spring Multiple 2002 SCA and Spring Multiple 2002 B SCA.

Each employee may not invest more than EUR 800, or the local currency equivalent.

The fairness of the share issue conditions were submitted to an Independent Expert, Mr. Jean Borjeix, whose report is available for your review.

As indicated in the note preceding the fourteenth resolution, employees of Group SUEZ foreign subsidiaries located in one of the countries detailed in this note, eligible to participate in one of the Spring 2002 operation formulae and wishing to be able to participate therein at a later date, must not vote on this resolution.

* *
*

If, as a result of a large number of subscriptions, the maximum number of shares which may be subscribed, as decided by the Board of Directors pursuant to the authorizations granted by the twelfth, thirteenth and fourteenth resolutions, is exceeded, employee subscriptions will be reduced in accordance with the following rules:

- reductions will be performed on an individual resolution basis; if the maximum number of shares available for subscription under one resolution is not exceeded, the employees concerned by this resolution will receive the full number of shares subscribed;
- where, with respect to one of the above three resolutions, the number of subscriptions exceeds the number of shares decided by the Board of Directors, employee subscriptions will be reduced proportionally, subject to a guaranteed minimum for each employee of EUR 100;
- where, with respect to one of the above three resolutions, the number of subscriptions exceeds the number of shares decided by the Board of Directors and one of the countries included in the scope covered by this resolution is subject, for regulatory or tax reasons, to a maximum subscription ceiling (hereinafter referred to as the "capped country") and this ceiling is also exceeded, subscriptions submitted by employees located in the capped country will be reduced proportionally, in priority;
- where such a reduction does not enable compliance with the maximum number of shares decided by the Board of Directors pursuant to the resolution concerned, a further proportional reduction will be performed involving all employees covered by the resolution in question, including those located in capped countries, such employees being treated in the same way as employees of other countries, subject, nonetheless (except in capped countries where the local ceiling and the number of subscribers does not enable this amount to be reached), to a guaranteed minimum for each employee of EUR 100;
- US employees subscribing for SUEZ shares within the context of the thirteenth resolution will also receive one Stock Appreciation Right (SAR) for each SUEZ share subscribed, conferring entitlement to nine SUEZ shares issued pursuant to the fourteenth resolution.

In the event of a reduction in the number of subscriptions of these employees, as provided above, the number of shares to be issued pursuant to the fourteenth resolution must also be reduced, in the amount of nine times the reduction concerning the thirteenth resolution.

- Australian, Canadian, Dutch, Polish, Swedish and Thai employees subscribing for SUEZ shares within the context of the twelfth resolution will also receive one Stock Appreciation Right (SAR) for each SUEZ share subscribed, conferring entitlement to nine SUEZ shares issued pursuant to the fourteenth resolution.

In the event of a reduction in the number of subscriptions of these employees, as provided above, the number of shares to be issued pursuant to the fourteenth resolution must also be reduced, in the amount of nine times the reduction concerning the twelfth resolution.

Fifteenth resolution

The fifteenth resolution asks shareholders to approve the US Group Corporate Savings Plan. This approval is required by US legislation and completes the authorization granted to the Board of Directors to issue shares reserved for employee members of the US Group Corporate Savings Plan.

* *
*

Assuming shareholders authorize the issue of marketable securities with cancellation of preferential subscription rights as proposed by the resolutions presented above, the Board of Directors will issue an additional report on the implementation of these resolutions, in accordance with Article 155-2 of the French Decree of March 23, 1967.

This report shall detail the final terms and conditions of the transaction and indicate:

- the impact on shareholder positions of the proposed issue and in particular on their share in shareholders' equity at the end of the previous fiscal year, it being noted that where this is more than six months prior to the proposed transaction the impact shall be assessed with respect to an intermediary financial position drawn up in accordance with the same accounting methods and presentation rules as adopted in preparing the most recent annual balance sheet;
- the theoretical impact on the current share price represented by the average share price during the twenty stock market sessions preceding the transaction.

This information shall be presented taking account of all securities issued and capable of conferring entitlement to the share capital of the Company.

AUDITORS' SPECIAL REPORT TO THE COMBINED ANNUAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 26, 2002

To the Shareholders of SUEZ,

In accordance with our appointment as statutory auditors of your company, we hereby present you with our report on the various transactions submitted for your approval.

1. Report on the issue of securities (ninth, tenth and fourteenth resolutions)

In accordance with the mission provided for by the Commercial Code, and in particular Articles L. 225-135, L. 228-92 and L. 228-95, we hereby present our report on the proposed share capital increases and issues of securities submitted for your approval:

- the increase of share capital through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company by subscription, conversion, exchange, redemption, presentation of a warrant or any other means (ninth resolution);
- the increase of share capital through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange (tenth resolution);
- the increase of share capital, on one or more occasions, with cancellation of preferential subscription rights, up to a maximum par value amount of EUR 22.7 million, reserved for Spring Multiple 2002 SCA, a Luxembourg company (fourteenth resolution).

The amount of issues which you are asked to approve, in the overall application of the ninth and tenth resolutions, is subject to the following restrictions:

- the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed EUR 700 million, or its foreign currency equivalent, including the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law;
- the total maximum nominal amount of the aforementioned debt securities may not exceed EUR 5 billion, or its foreign currency equivalent.

The Board of Directors seeks the authority to determine the terms and conditions of these transactions and, in connection with the tenth and fourteenth resolutions, waive preferential subscription rights.

We have analyzed the proposed share capital increases and issues of securities by performing those procedures we deemed necessary according to professional standards applicable in France.

Subject to our review in due course of the conditions of performance of the proposed transactions, we have no comments on the procedures for determining the subscription price presented in the Board of Directors' report.

As the issue and subscription prices and other terms and conditions are not fixed, we do not issue an opinion on the final terms and conditions under which the transactions will be performed and, as such, on the cancellation of preferential subscription rights proposed in the tenth and fourteenth resolutions, the logic behind which is, nonetheless, consistent with that of the transactions presented for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will issue a supplementary report at the time of issues initiated by the Board of Directors.

2. Report on reducing the share capital by canceling shares (eleventh resolution)

In accordance with Article L 225-209 of the Commercial Code concerning reductions in the share capital by canceling shares purchased, we hereby present our report on the proposed transaction.

We have analyzed the proposed share capital reduction transaction performing those procedures we considered necessary in accordance with professional standards applicable in France.

This transaction falls within the framework of the purchase by your Company, up to a maximum of 10% of the share capital, of its own shares under the terms and conditions laid down in Article L. 225-209 of the Commercial Code. This purchase authorization is presented for approval to the General Meeting (seventh resolution) and shall be granted for a period of 18 months.

Shareholders are asked to grant the Board of Directors, for a period of 18 months and pursuant to the authorization to purchase shares in the Company, full powers to cancel the shares purchased, up to a maximum of 10% of the share capital per 24 month period.

We have no comments on the reasons for and terms and conditions of the proposed share capital reduction, which you are reminded may only be performed subject to the prior approval by General Meeting of the purchase by the Company of its own shares.

3. Report on the increases in share capital reserved for employees belonging to SUEZ Group/US Group Savings Plans (twelfth and thirteenth resolutions)

In accordance with the mission provided for by the Commercial Code, and in particular Article L. 225-135, we hereby present

our report on the proposed share capital increases reserved for employees belonging to a SUEZ Group Savings Plan and employees belonging to a US Group Savings Plan for your approval:

These increases in share capital are submitted for your approval pursuant to the provisions of Article L. 225-129 of the Commercial Code and Article L. 443-5 of the Labor Code.

- The increase of share capital through the issue, with cancellation of preferential subscription rights, of shares reserved for employees belonging to a SUEZ Group Savings Plan, the total number of shares subscribed pursuant to this resolution not exceeding 3% of the share capital on the day of the Board of Directors' decision (twelfth resolution).
- The increase of share capital through the issue, with cancellation of preferential subscription rights, of shares reserved for employees belonging to a US Group Savings Plan, the total number of shares subscribed pursuant to this resolution not exceeding 0.50% of the share capital on the day of the Board of Directors' decision (thirteenth resolution).

The Board of Directors seeks the authority to determine the terms and conditions of these transactions and waive preferential subscription rights.

We have analyzed the proposed share capital increases by performing those procedures we deemed necessary according to professional standards applicable in France.

Subject to our review in due course of the conditions of performance of the proposed transactions, we have no comments on the procedures for determining the issue price presented in the Board of Directors' report.

As the issue price is not fixed, we do not issue an opinion on the final terms and conditions under which the transactions will be performed and, as such, on the cancellation of preferential subscription rights proposed, the logic behind which is, nonetheless, consistent with that of the transactions presented for your approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will issue a supplementary report at the time of issues initiated by the Board of Directors.

(This is a free translation of the original French text for information purposes only).

Neuilly-sur-Seine, March 13, 2002
The Statutory Auditors

Barbier Frinault & Autres Andersen	Deloitte Touche Tohmatsu-Audit
Christian Chochon	Jean-Paul Picard

INDEPENDENT EXPERT'S REPORT

On the terms and conditions of the share issue reserved for Spring Multiple 2002 SCA which brings together employees of foreign subsidiaries

Dear Shareholders,

In my capacity as an independent expert, I hereby present my report on the share issue reserved for Spring Multiple 2002 SCA, a Luxembourg company, created at the Board of Directors' request in order to offer foreign employees of the Group an employees savings plan under terms and conditions comparable to those offered to French employees.

As indicated by the Board of Directors in its report, the aim of this transaction is to enable, through Spring Multiple 2002 SCA, foreign employees wishing to participate in the levered employees saving plans to benefit from subscription terms and conditions for SUEZ shares equivalent to those offered to employees of French companies under Group savings plans.

In accordance with French law governing Group savings plans, French employees can subscribe, through an employee investment fund, for SUEZ shares at a price 20% below the average listed price during the twenty stock market sessions preceding the decision of the Board of Directors to issue shares reserved for French employees pursuant to the twentieth resolution adopted by the Combined General Meeting of June 11, 1998, or where applicable, the twelfth and thirteenth resolutions presented for your approval.

The share issue reserved indirectly for employees of foreign Group subsidiaries shall enable them to subscribe for SUEZ shares under the following terms and conditions:

- the share capital increase resulting from this subscription shall not exceed a maximum par value amount of EUR 22.7 million, as decided by the Board of Directors and will be performed on one or more occasions within a period of one year;
- the subscription price will be exactly equal to that offered to French employees, that is 20% below the average listed price during the twenty stock market sessions preceding the date of the decision to issue shares reserved for French and foreign employees.

This report is based on a review of the terms and conditions of the share issue reserved for Spring Multiple 2002 SCA and does not focus on the detailed terms and conditions under which this Luxembourg company is organized in order to reproduce an economic structure for foreign employees as close as possible to that offered to employees of French Group companies, using a single subscription price.

Based on the different documents provided to me, my analysis of the transaction which you are asked to approve leads me to confirm that the subscription price offered to foreign employees of your Group via Spring Multiple 2002 SCA is identical to that offered to French employees.

I would remind you that in order to preserve this equality of subscription terms and conditions, share issues reserved for French employees and those reserved for foreign employees must be performed at the same time.

It is your responsibility to assess the subscription terms and conditions offered to Spring Mutiple 2002 SCA and approve or reject the resolution regarding this transaction presented by the Board of Directors.

Paris, March 6, 2002



Jean Borjeix
Oddo Pinatton Group

A. RESOLUTIONS PRESENTED TO THE ORDINARY GENERAL MEETING

First Resolution - Approval of the fiscal year 2001 Company financial statements and the transactions performed during the year

Shareholders, deliberating as an Ordinary General Meeting, and having reviewed the Board of Directors' and Auditors' Reports, approve the transactions which took place in fiscal year 2001 and the Company financial statements for the year ended December 31, 2001, as presented.

Second Resolution - Appropriation of earnings and declaration of the dividend

Shareholders, deliberating as an Ordinary General Meeting and noting that net income for the year is EUR 2,283,303,843.05 and retained earnings EUR 244,056,768.40, approve the following appropriation of these sums, representing a total of EUR 2,527,360,611.45, recommended by the Board of Directors:

In EUR	[illegible]
Special long-term capital gains reserve	7,211,916.00
Dividend per the bylaws of 5% of the par value on 1,021,397,759 fully paid-up shares	102,139,775.90
Additional dividend on the 1,026,280,965 shares outstanding	626,031,388.65
Tax credit	304,085,582.28
Retained earnings	1,487,891,948.62
Total	**2,527,360,611.45**

Consequently, shareholders set the net dividend for fiscal year 2001 at EUR 0.71 per fully paid-up share, plus a tax credit of EUR 0.355, giving a total gross dividend per share of EUR 1.065.
For fully paid-up shares, this net dividend of EUR 0.71 per share comprises the dividend per the bylaws of EUR 0.10 and an additional dividend of EUR 0.61.
As the 4,883,206 shares not fully paid up are only entitled to the additional dividend of EUR 0.61 and a tax credit of EUR 0.305, the gross dividend payable to these shares is EUR 0.915 per share.
Dividends shall fall due for payment on May 2, 2002, the ex-dividend date.
Where the Company holds certain of its own shares on the dividend payment date, the amounts corresponding to the dividend not paid on these shares shall be allocated to retained earnings.

Pursuant to applicable law, shareholders hereby acknowledge that distributions in respect of the three previous fiscal years were as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
1998	725,841,950	392.0	0.54	0.27	0.81
1999	956,735,160	574.0	0.60	0.30	0.90
2000	981,374,850*	647.7	0.66	0.33	0.99
	5,011,830**	2.8	0.56	0.28	0.84

** shares fully paid-up*
*** shares not fully paid-up*

Third Resolution - Auditors' Report on Agreements involving Directors of the Company

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Auditors' Report on agreements involving Directors of the Company falling within the scope of Articles L. 225-38 and L. 225-86 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

Fourth Resolution - Approval of the fiscal year 2001 consolidated financial statements

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors' and Auditors' Reports on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2001 as presented.

Fifth Resolution - Appointment of a Director

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors' Report, appoint Mr. Jean-Jacques Salane to the Board of Directors from the end of this General Meeting and for a term of four years.
Mr. Jean-Jacques Salane's term of office shall expire at the end of the Annual General Meeting held to adopt the fiscal year 2005 financial statements.

Sixth Resolution - Setting of Directors' fees

Shareholders, deliberating as an Ordinary General Meeting, and have reviewed the Board of Directors' Report, set the total amount of directors' fees allotted annually to the Board of Directors for the current fiscal year and all subsequent fiscal years, subject to a new decision, at EUR 800,000.

Seventh Resolution - Authorization to trade in the Company's share

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors' Report and the prospectus approved by the *Commission des Opérations de Bourse*, authorize the Board of Directors to purchase Company shares under the terms and conditions set forth in Article L. 225-209 of the French Commercial Code, in connection with :

- their subsequent cancellation as part of a share capital decrease decided or authorized by shareholders in the Extraordinary General Meeting;
- their retention and, where applicable, their transfer, sale or exchange as part of financial transactions or the asset and financial management of share capital and assets, it being noted that the Board of Directors may also buy and sell shares in line with the position on the market;
- their allotment or sale to current or former Group employees or the implementation of stock purchase option plans;
- the stabilization of the stock market price of Company shares;

in accordance with the following terms and conditions:

- the maximum number of shares purchased may not exceed 10% of the share capital as of the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed EUR 5 billion;
- the maximum purchase price is set at EUR 50 and the minimum selling price at EUR 32. However, where it is decided to implement the options offered by the aforementioned Article L. 225-209, the selling price shall be determined in accordance with applicable law.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time, including during a takeover bid.
In the event of a share capital increase by capitalization of reserves and the bonus allotment of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares determined by the transaction.
This authorization is granted for a period of eighteen months as from the date of this General Meeting and supercedes that granted by the twenty-eighth resolution presented to the Combined Annual and Extraordinary General Meeting of May 4, 2001.
Shareholders confer full powers on the Board of Directors, including that of delegation, to implement this resolution, perform all formalities, make returns to all bodies and generally do all that is necessary.

B. RESOLUTIONS PRESENTED TO THE EXTRAORDINARY GENERAL MEETING

Eighth Resolution - Amendment of the bylaws in compliance with the New Economic Regulations Law n° 2001-420 of May 15, 2001

Shareholders, deliberating as an Extraordinary General Meeting and having read the Board of Directors' Report:

- decide to amend the Company bylaws in compliance with the New Economic Regulations Law n°2001-420 of May 15, 2001;
- consequently decide to amend Articles 12, 13, 14, 15, 18, 19 and 24 of the current bylaws as follows:

Article 12 – Chairman of the Board of Director

The following paragraph is added to this Article:

"The Chairman represents the Board of Directors. He organizes and directs the activities of the Board and reports thereon to shareholder meetings. He ensures the proper functioning of Company bodies and, in particular, that all directors are in a position to fulfil their duties."

Article 13 – Decision of the Board of Directors

The following sentence is added at the end of paragraph one:

"Where a meeting has not been called in over two months, a minimum of one-third of Directors may ask the Chairman to call a meeting to discuss a specific agenda. The Chief Executive Officer may also ask the Chairman to call a meeting of the Board of Directors to discuss a specific agenda."

Article 14 – Minutes

The words "a Managing Director" in paragraph two of this article are replaced by the words *"the Chief Executive Officer, an Executive Vice-President".*

Article 15 – Powers of the Board of Directors

The single paragraph in this Article is replaced by the following:

"The Board of Directors determines the strategic direction of Company activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary."

Article 18 – Chairman

The title and text of this Article now read as follows:

"Article 18 – General Management

The general management of the Company is assumed by either the Chairman of the Board of Directors or another individual appointed by the Board of Directors and bearing the title of Chief Executive Officer. Board of Directors' decisions regarding the choice between these two general management approaches are made in accordance with these bylaws.

Shareholders and third parties are informed of this choice in accordance with the terms and conditions set by Council of State Decree.

The Chief Executive Officer is invested with the widest possible powers to act in all circumstances in the name of the Company. He exercises these powers within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings or the Board of Directors.

Irrespective of the term for which such powers are conferred, the duties of Chief Executive Officer shall cease no later than the end of the Annual General Meeting of Shareholders held to approve the financial statements of the fiscal year then ended and held in the year in which the Chief Executive Officer reaches sixty-five years of age. However the Board of Directors can decide to extend such duties, on one or several occasions, up to a maximum of three years.

Where the Chief Executive Officer is a Director, the duration of his duties may not exceed that of his term of office as Director.

Where general management of the Company is assumed by the Chairman of the Board of Directors, the requirements of the bylaws and legislation relating to the Chief Executive Officer apply to him."

Article 19 – Executive Vice-Chairman

The title and text of this Article now read as follows:

"Article 19 - Executive Vice-Presidents

On the recommendation of the Chief Executive Officer, the Board of Directors can appoint one or several Executive Vice-Presidents up to a maximum of five.

Where an Executive Vice-President is a Director, the duration of his duties may not exceed that of his term of office as Director.

Irrespective of the term for which such powers are conferred, the duties of Executive Vice-President shall cease no later than the end of the Annual General Meeting of Shareholders held to approve the financial statements of the fiscal year then ended and held in the year in which the Executive Vice-President reaches sixty-five years of age. However the Board of Directors can, on the recommendation of the Chief Executive Officer, decide to extend

such duties, on one or several occasions, up to a maximum of three years.

With the approval of the Chief Executive Office, the Board of Directors determines the extent and duration of powers delegated to Executive Vice-Presidents, who, nonetheless, have the same powers as the Chief Executive Officer in their dealings with third parties"

Article 24 – Voting rights

The last paragraph is replaced by the following:

"Shareholders may vote by correspondence in accordance with the terms, conditions and procedures laid down by prevailing law and regulations. Shareholders may submit a proxy or correspondence voting form on paper or, subject to a decision by the Board of Directors published in the notice of meeting, by remote transmission, in accordance with the terms and conditions set by law and regulations."

To enable the implementation of Article 18, paragraph one, of the bylaws, as amended by this resolution, shareholders decide that the Board of Directors shall choose, for the first time, between the two general management approaches, during its first meeting following this General Meeting.

Ninth Resolution - Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

Shareholders, deliberating as an Extraordinary General Meeting, having read the Board of Directors' Report and the Auditors' Special Report, and in accordance with the requirements of the French Commercial Code and, in particular, Article L. 225-129 thereof:

1. Cancel the authorizations granted by the Combined Annual and Extraordinary General Meeting of May 5, 2000 to increase the share capital through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts.
2. Confer full powers on the Board of Directors to increase the share capital of the Company, on one or more occasions, and in amounts and at times decided by it:
   a. through the issue, in euros, foreign currency or other unit of account determined by reference to a basket of currencies, of shares, warrants and/or marketable securities conferring immediate or future entitlement, at any time or on a fixed date, to shares in the Company, whether by subscription, conversion, exchange, redemption, presentation of a warrant or any other means;
   b. and/or by the capitalization of additional paid-in capital, reserves, earnings or other amounts the capitalization of which is permitted by law and the bylaws, and the bonus allotment of shares or an increase in the par value of existing shares.
3. Confer these powers for a period of twenty-six months commencing the date of this General Meeting.
4. Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:
   - in the case of a share capital increase performed by way of the issues referred to in paragraph 2.a. above:
     a. the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed EUR 700 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the tenth resolution proposed to this General Meeting;
     b. the total maximum nominal amount of the aforementioned debt securities may not exceed EUR 5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the tenth resolution proposed to this General Meeting;
   - in the case of capitalization of additional paid-in capital, reserves, earnings or other amounts, the par value increase in share capital may not exceed the total of amounts capitalized, it being specified that this limit is in addition to the ceiling set in paragraph 4.a. above.
5. In the event of utilization of this authorization by the Board of Directors for the purpose of a share issue referred to in paragraph 2.a. above:
   - decide that the issue or issues shall be reserved in preference for existing shareholders, who may subscribe to them as of right;
   - confer, nonetheless, the power on the Board of Directors to grant shareholders subscription rights in excess of the number to which they are entitled as of right, in proportion to their preferential subscription rights and subject to demand;

- decide that where subscriptions as of right and, where applicable, excess subscriptions, do not absorb the entire issue, the Board of Directors may use one or other of the following facilities, in an order determined by it and subject to legal terms and conditions:
  - limit the share capital increase to the amount of subscriptions, provided this represents at least three-quarters of the increase initially decided,
  - distribute freely all or part of the issued securities not subscribed,
  - offer to the general public all or part of the issued securities not subscribed, on French and/or international markets;
- decide that any issue of stock subscription warrants may be performed either by subscription offer in accordance with the terms and conditions detailed above, or by bonus allotment to holders of existing shares; in the event of bonus allotment the Board of Directors may decide that fractional share rights shall not be negotiable and that the corresponding warrants shall be sold and the resulting proceeds distributed to the holders of these rights no later than thirty days after the date of inscription in their account of the whole number of warrants allotted;
- take due note that this authorization entails the waiver by shareholders of their preferential subscription rights, in favor of holders of securities other than unattached stock subscription warrants and convertible bonds, to the securities to which these marketable securities confer entitlement; decide, in the event of issue of unattached stock subscription warrants or convertible bonds, to cancel shareholder preferential subscription rights to the securities to which these marketable securities confer entitlement, in favor of their holders;
- decide that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued pursuant to this authorization, shall be at least equal to 70% of the average opening listed price of the share on the Paris Bourse during ten consecutive stock market days selected among the twenty stock market days preceding the issue of the shares and/or securities conferring entitlement thereto, after correction of this amount where necessary for different dividend ranking dates; where shares are issued as a result of unattached stock subscription warrants the amount received by the Company on subscription of these warrants shall be taken into account in the calculation.

6. Confer full powers on the Board of Directors to implement this authorization, subject to the terms and conditions laid down by law, and in particular to:

- determine the terms and conditions of the share capital increase and/or issue;
- with respect to issues performed pursuant to paragraph 2.a. above:
  - decide the amount to be issued, the issue price and the amount of any additional paid-in capital to be requested on issue,
  - determine the dates and terms and conditions of issue, the nature and form of securities to be created and, in particular, whether subordinated or perpetual, set the interest rate payable on debt securities, their method of redemption, including by exchange or allocation for payment of all assets and securities and their redemption price whether fixed or variable, with or without premium,
  - determine the method of paying up shares and/or securities issued,
  - set, where appropriate, the exercise terms and conditions attaching to securities issued or to be issued and, in particular, determine the dividend ranking date of new shares, which may be retroactive, and all other terms and conditions relating to the realization of the issue,
  - set the terms and conditions, where appropriate, for the redemption or exchange of securities issued or to be issued,
  - provide for the potential suspension of the exercise of rights attaching to these securities during a period not exceeding three months,
  - set the terms and conditions, where applicable, for the maintenance of the rights of holders of marketable securities conferring future entitlement to shares in the Company, in accordance with legal and regulatory provisions,
  - at its own initiative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;
- with respect to the capitalization of additional paid-in capital, reserves, earnings or other amounts:
  - set the amount and nature of amounts to be capitalized, the number of new shares to be issued or the amount by which the par value of existing shares is to be increased and determine the dividend ranking date of new shares or the date of effect of any par value increase, which may be retroactive,
  - decide, where applicable, by derogation from the provisions of Article L. 225-149 of the French Commercial Code, that fractional rights shall not be negotiable and that the corresponding shares shall be sold and the resulting proceeds distributed to the holders of these rights no later

than thirty days after the date of inscription in their account of the whole number of shares allotted;

- and more generally, enter into all agreements, in particular to ensure the proper completion of the proposed issue, take all measures and perform all formalities necessary to the issue and the financial service of the securities issued pursuant to this authorization and the exercise of the rights attaching, duly record the share capital increase or increases resulting from utilization of this authorization and make the necessary amendments to the bylaws.

Tenth Resolution - Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange

Shareholders, deliberating as an Extraordinary General Meeting, having read the Board of Directors' Report and the Auditors' Special Report, and in accordance with the requirements of the French Commercial Code and, in particular, Article L. 225-129 thereof and Articles L. 225-148, L. 225-150 and L. 228-93

1. Cancel the authorizations granted by the Combined Annual and Extraordinary General Meeting of May 5, 2000 to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company.
2. Confer full powers on the Board of Directors to increase the share capital of the Company, on one or more occasions, in amounts and at times decided by it, on the French and/or international markets, by way of a public offering in euros, foreign currency or any other unit of account determined by reference to a basket of currencies, through the issue:
   - by the Company, of shares, warrants and/or marketable securities conferring immediate or future entitlement, at any time or on a fixed date, to shares in the Company by way of subscription, conversion, exchange, redemption, presentation of a warrant or any other means; it being noted that these securities may be issued in consideration for securities transferred to the Company pursuant to a public offer of exchange for securities satisfying the terms and conditions laid down in Article L. 225-148 of the French Commercial Code;
   - and/or by one of the companies in which SUEZ holds, directly or indirectly, more than one half of the share capital, and with the approval of this latter, of:
     - bonds with SUEZ stock subscription warrants attached,
     - any other marketable securities conferring entitlement by way of conversion, exchange, redemption, presentation of a warrant or any other means to the allotment, at any time or on a fixed date, of securities which represent or will represent a share in the share capital of SUEZ, it being noted that these marketable securities may take the form of shares with stock subscription warrants attached, convertible bonds, bonds redeemable in shares or any other form not incompatible with prevailing legislation.
3. Confer these powers for a period of twenty-six months commencing the date of this General Meeting.
4. Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:
   a. the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed EUR 700 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the ninth resolution proposed to this General Meeting,
   b. the total maximum nominal amount of the aforementioned debt securities may not exceed EUR 5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the ninth resolution proposed to this General Meeting.
5. Decide to cancel shareholder preferential subscription rights to securities issued pursuant to this resolution, either by the Company or by a company in which SUEZ holds, directly or indirectly, more than one-half of the share capital, leaving, nonetheless, the Board of Directors the option to offer shareholders, during a period and in accordance with terms and conditions determined by it, and with respect to all or part of the issue performed, priority entitlement to subscription without creation of negotiable rights.
6. Decide that where subscriptions by shareholders and the general public do not absorb the entire marketable security issue, the Board of Directors may use one or other of the following facilities, in an order determined by it:
   - limit the issue to the amount of subscriptions, provided this represents at least three-quarters of the issue initially decided,
   - distribute freely all or part of the securities not subscribed.

7. Take due note that this authorization entails the waiver by shareholders of their preferential subscription rights, in favor of holders of securities other than unattached stock subscription warrants and convertible bonds, to the securities to which these marketable securities confer entitlement; decide, in the event of issue of unattached stock subscription warrants or convertible bonds, to cancel shareholder preferential subscription rights to the securities to which these marketable securities confer entitlement, in favor of their holders;
8. Decide that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued or to be issued for cash pursuant to this authorization, shall be at least equal to the minimum value set by law, that is currently the average opening listed price of the share on the Paris Bourse during ten consecutive stock market days selected among the twenty stock market days preceding the issue of the shares and/or securities conferring entitlement thereto, after correction of this amount where necessary for different dividend ranking dates; where shares are issued as a result of unattached stock subscription warrants the amount received by the Company on subscription of these warrants shall be taken into account in the calculation.
9. Confer full powers on the Board of Directors to implement this authorization, subject to the terms and conditions laid down by law, and in particular to:
   - determine the terms and conditions of the issue(s) in accordance, where appropriate, with competent subsidiary bodies;
   - decide the amount to be issued, the issue price and the amount of any additional paid-in capital to be requested on issue;
   - determine the dates and terms and conditions of issues, the nature and form of securities to be created and, in particular, whether subordinated or perpetual, set the interest rate payable on debt securities, their method of redemption, including by exchange or allocation for payment of all assets and securities and their redemption price whether fixed or variable, with or without premium;
   - determine the method of paying up shares and/or securities issued;
   - decide that the issue balance not subscribed shall be allotted, at its discretion, in whole or in part, or that the issue shall be limited to the amount of subscriptions received, it being noted that the Board of Directors may use all of the above options, in the order it sees fit, or just one of them;
   - set, where appropriate, the exercise terms and conditions attaching to securities issued or to be issued and, in particular, determine the dividend ranking date of new shares, which may be retroactive, and all other terms and conditions relating to the realization of the issue;
   - set the terms and conditions, where appropriate, for the redemption or exchange of securities issued or to be issued;
   - provide for the potential suspension of the exercise of rights attaching to these securities during a period not exceeding three months;
   - more specifically, where securities are issued in consideration for securities transferred in the context of a public offer of exchange:
     - draw up the list of securities provided in exchange,
     - set the issue terms and conditions, the exchange parity and the amount of any balancing cash payment,
     - determine issue procedures within the context of a public offer of exchange, an alternative public offer of exchange or takeover bid offer or a principal public offer of exchange or takeover bid combined with a specific public offer of exchange or takeover bid.
   - at its own initiative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;
   - and more generally, enter into all agreements, in particular to ensure the proper completion of the proposed issue, take all measures and perform all formalities necessary to the issue and the financial service of the securities issued pursuant to this authorization and the exercise of the rights attaching, duly record the share capital increase or increases resulting from utilization of this authorization and make the necessary amendments to the bylaws.

Eleventh Resolution - Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors' Report and the Auditors' Special Report:

- authorize the Board of Directors, for a period of eighteen months, pursuant to Article L. 225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by canceling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital

by twenty-four month period;

- confer full powers on the Board of Directors to:
  - perform such share capital reductions,
  - set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof,
  - deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,
  - make the appropriate amendments to the bylaws and generally do all that is necessary,

  in accordance with applicable law as of the date of utilization of this authorization.

Twelfth Resolution - Authorization granted to the Board of Directors to issue shares reserved for employee members of a SUEZ Group Corporate Savings Plan

Shareholders, deliberating as an Extraordinary General Meeting, having reviewed the Board of Directors' Report and Auditors' Special Report and in accordance with the provisions of the French Commercial Code and, in particular, Articles L. 225-129 and L. 225-138 thereof and Articles L. 443-1 et. seq. of the French Labor Code:

- cancel the authorization granted by the Combined Annual and Extraordinary General Meeting of June 11, 1998 to increase the share capital in favor of employee members of a corporate savings plan;
- authorize the Board of Directors to increase the share capital, on one or more occasions, via the issue of shares for cash, during a five-year period commencing the date of this General Meeting;
- reserve the subscription of the entire share issue for employees of the Company and affiliated companies and economic interest groupings within the meaning of Article L. 233- 16 of the French Commercial Code, who are members of a Group corporate savings plan and/or a voluntary employee saving partnership, with the exception of employee members of the US Group Corporate Savings Plan (hereinafter referred to as the "employees");
- authorize the Board of Directors, within the framework set by this resolution, to allot bonus shares or other securities conferring entitlement to shares, subject to the limits laid down by Article 443-5 of the French Labor Code;
- decide that the total number of shares subscribed and/or allotted pursuant to this resolution must not exceed 3% of the share capital on the day of the Board of Directors' decision;
- cancel shareholder preferential subscription rights in favor of the employees for whom the share issue is reserved;
- decide that the issue price of the new shares to be issued shall be equal to 80% of the average opening listed price of the SUEZ share on the Paris Bourse during the twenty stock market sessions preceding the date of the Board of Directors' or, where applicable, the Chairman's decision setting the subscription period opening date for the share issue reserved for employees;
- confer full powers on the Board of Directors, including that of delegation, to:
  a. decide, at the time of each share capital increase, whether the shares should be subscribed directly by employees or via the intermediary of a mutual fund;
  b. decide, where applicable, the allotment of bonus shares or other securities conferring entitlement to shares as detailed above;
  c. determine the date and terms and conditions of issues performed pursuant to this authorization and, in particular, set the issue price for new shares issued, in accordance with the aforementioned rules, the subscription period opening and closing dates, the dividend ranking date, the date at which shares must be fully paid-up, subject to a maximum period of three years, whether shares may be paid up in advance and, potentially, the number of shares that may be subscribed per employee and per issue;
  d. duly note the completion of the share capital increase in the number of shares effectively subscribed;
  e. perform, either directly or through a duly authorized representative, all transactions and formalities;
  f. make the appropriate amendments to the bylaws with respect to the share capital increase;
  g. offset share issue costs against the additional paid-in capital relating to each issue and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;
  h. and generally do all that is necessary.

Thirteenth Resolution - Authorization granted to the Board of Directors to perform a share issue reserved for employee members of a US Group Corporate Savings Plan

Shareholders, deliberating as an Extraordinary General Meeting, having reviewed the Board of Directors' Report and Auditors' Special Report and in accordance with the provisions of the French Commercial Code and, in particular, Articles L. 225-129 et L. 225-138 thereof and Articles L. 443-1 et. seq. of the French Labor Code:

- authorize the Board of Directors to increase the share capital, on one or more occasions, via the issue of shares for cash, during a five-year period commencing the date of this General Meeting;
- reserve the subscription of the entire share issue for employees of certain affiliated Group SUEZ companies within the meaning of Article L. 233- 16 of the French Commercial Code, incorporated in the United States of America, who are members of a Group corporate savings plan set up by the Company and with an employment contract governed by US law (hereinafter referred to as "US employees");
- authorize the Board of Directors, within the framework set by this resolution, to allot bonus shares or other securities conferring entitlement to shares, subject to the limits laid down by Article 443-5 of the French Labor Code;
- decide that the total number of shares subscribed pursuant to this resolution must not exceed 0.50% of the share capital on the day of the Board of Directors' decision;
- decide that the issue price of the new shares issued shall be equal to the higher of (i) 85% of the average opening listed price of the SUEZ share on the Paris Bourse during the twenty stock market sessions preceding the date of the Board of Directors', or where appropriate, the Chairman's decision setting the subscription opening period date for the share issue reserved for US employees and (ii) 85% of the listed price of the SUEZ share on the day of the Board of Directors', or where appropriate, the Chairman's decision setting the subscription period opening date for the share issue reserved for US employees, subject to a maximum of 100% of the average opening listed price of the SUEZ share during the twenty stock market sessions preceding the date of the Board of Directors', or where appropriate, the Chairman's decision setting the subscription period opening date for the share issue reserved for US employees;
- cancel shareholder preferential subscription rights in favor of US employees;
- confer full powers on the Board of Directors, including that of delegation, to:
  a. decide, at the time of each share capital increase, whether the shares should be subscribed directly by US employees or via the intermediary of a mutual fund;
  b. decide, where applicable, the allotment of bonus shares as detailed above;
  c. determine the date and terms and conditions of issues performed pursuant to this authorization and, in particular, set the exact price of shares in accordance with the framework laid down by General Meeting in this resolution, the subscription period opening and closing dates, the dividend ranking date, the date at which shares must be fully paid up, subject to a maximum period of three years, whether shares may be paid up in advance and, potentially, the number of shares that may be subscribed per employee and per issue;
  d. duly note the completion of the share capital increase in the number of shares effectively subscribed;
  e. perform, either directly or through a duly authorized representative, all transactions and formalities;
  f. make the appropriate amendments to the bylaws with respect to the share capital increase;
  g. offset share issue costs against the additional paid-in capital relating to each issue and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;
  h. and generally do all that is necessary.

Fourteenth Resolution - Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2002 SCA

Nota Bene

SUEZ Group employees, eligible to participate in one of the multiple Spring 2002 operation formulae, and employed by SUEZ Group foreign subsidiaries located in the following countries:

Argentina, Australia, Belgium, Brazil, Canada, Chile, Czech Republic, French Polynesia, Germany, Hong Kong, Hungary, Indonesia, Luxembourg, Macao, Malaysia, Morocco, Netherlands, New Caledonia, Poland, Portugal, Principality of Monaco, Slovakia, Spain, Sweden, Switzerland, Thailand, United Kingdom, United States of America,

who are SUEZ shareholders at the date of this General Meeting and who wish to attend the meeting or be represented, must not take part in the vote on the fourteenth resolution if they wish to later subscribe to one of the multiple Spring 2002 operation formulae.

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors' Report, the preliminary prospectus relating to this transaction approved by the COB on February 8, 2002 and made available to shareholders in accordance with the terms and conditions detailed in Article 139 of French Decree n°67-236 of March 23, 1967, the Auditors' Special Report and the Independent Expert's Report:

- authorize the Board of Directors to increase the share capital,

on one or more occasions, during a period of one year commencing the date of this General Meeting, up to a maximum par value amount of EUR 22,700,000 via the issue of a maximum of 11,350,000 new shares of EUR 2 par value each. The final amount of the share issue shall be determined as follows:

$$10[x + y + z] + 9 [a + b]$$

where x, y, z, a and b, after any reductions, are as follows:

- "x", total employee subscriptions to Spring Multiple 2002 SCA share capital.
- "y", total employee subscriptions to Spring Multiple 2002 A SCA share capital.
- "z", total employee subscriptions to Spring Multiple 2002 B SCA share capital.
- "a", total subscriptions pursuant to the multiple formula, as described in the aforementioned Board of Directors' Report and prospectus, by employees with an employment contract governed by the laws of Australia, Canada, the Netherlands, Poland, Sweden or Thailand, to the share capital of SUEZ within the framework of the twelfth resolution.
- "b", total subscriptions by US employees to the share capital of SUEZ within the framework of the thirteenth resolution.

- decide that total subscriptions by each employee may not exceed the amount indicated in the Board of Directors' Report and, in the event of excess employee subscriptions, these shall be reduced in accordance with the procedures detailed in this report;
- decide to cancel shareholder preferential subscription rights and reserve subscription of all shares issued for Spring Multiple 2002 SCA, a Luxembourg company, with a share capital of EUR 31,000, its head office at 3 avenue Pasteur, L. - 2311 Luxembourg and registered with the Luxembourg Trade and Companies register under the number B 81.161;
- decide that the issue price of the new shares to be issued shall be identical to that of shares issued within the framework of the next share capital increase reserved for employees performed pursuant to the twelfth resolution, that is equal to 80% of the average opening listed price of the SUEZ share on the Paris Bourse during the twenty stock market sessions preceding the date of the Board of Directors' or, where applicable, the Chairman's decision setting the subscription period opening date for the share issue reserved for employees;
- cancel the authorization granted by the Combined Annual and Extraordinary General Meeting of May 4, 2001 in the thirty-second resolution and replace it with this authorization;
- confer full powers on the Board of Directors, in particular to:
  a. determine the date(s) and terms and conditions of issues performed pursuant to this authorization and, in particular, the number of new shares to be issued in accordance with the principles and objective criteria approved above, their dividend ranking date (which may be retroactive) and the issue price in accordance with the above rules;
  b. decide, where appropriate, that the amount of the share capital increase or that of each share capital increase, shall be limited to the amount of subscriptions received by SUEZ, in accordance with applicable legal and regulatory requirements;
  c. enter into any agreements and perform, either directly or through a duly authorized representative, all transactions and formalities;
  d. make the relevant amendments to the bylaws in respect of the share capital increases;
  e. offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase;
  f. and generally do all that is necessary.

Fifteenth Resolution - Approval of the US Group Corporate Savings Plan granted by SUEZ to enable employees of US companies to subscribe to share issues decided pursuant to the authorization granted by the thirteenth resolution presented to this General Meeting

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors' Report:

- approve, in order to comply with the conditions set out in Rule 423 of the US Internal Revenue Code, the US Corporate Savings Plan made available to shareholders pursuant to Article 139 of French Decree n° 67-236 of March 23, 1967, enabling employees of US companies owned directly or indirectly by SUEZ and detailed in the appendix to the US Corporate Savings Plan, or which will be owned by SUEZ before a date to be set by the Board of Directors, to participate in share issues decided pursuant to the authorizations granted by shareholders in the thirteenth resolution presented to this General Meeting,

Sixteenth Resolution - Powers to carry out decisions and perform formalities

Shareholders, deliberating as an Extraordinary General Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

RESPONSIBILITY FOR THE FINANCIAL INFORMATION AND THE AUDIT OF THE FINANCIAL STATEMENTS

Persons responsible for the accuracy of the reference document

To the best of our knowledge, the information presented in this reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position, activities, financial solvency, results and future prospects of SUEZ. We confirm that no information likely to have a material impact on the interpretation of these documents has been omitted.

Paris, March 28, 2002

Chairman of the Board of Directors

Gérard Mestrallet

Auditors

Barbier Frinault & Autres
Term of office renewed by the AGO of May 4, 2001
Term of office expires in 2007 at the end of AGO held to adopt the 2006 financial statements
Represented by Christian Chochon

Deloitte Touche Tohmatsu-Audit
Appointed by the AGO of May 28, 1999
Term of office expires in 2005 at the end of AGO held to adopt the 2004 financial statements
Represented by Jean-Paul Picard

Deputy auditors

Francis Scheidecker
Term of office renewed by the AGO of May 4, 2001
Term of office expires in 2007 at the end of AGO held to adopt the 2006 financial statements

Bureau d'Etudes Administratives Sociales et Comptables "BEAS"
Appointed by the AGO of May 28, 1999
Term of office expires in 2005 at the end of the AGO held to adopt the 2004 financial statements

(Free translation of a French language original for convenience purpose only. Accounting principles and auditing standards and their application in practice vary among nations. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors' report of which a translation for convenience purpose only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

As statutory auditors of SUEZ and in accordance with Rule 98-01 of the *Commission des Opérations de Bourse* and professional standards applicable in France, we have performed certain procedures on the information contained in this *"Reference Document"* relating to the financial situation and the historical financial statements of the company.

The company's Chairman of the Board of Directors is responsible for the preparation of the *"Reference Document"*. Our responsibility is to report on the fairness of the information presented in the *"Reference Document"* relating to the financial situation and the financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its

consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in the *"Reference Document"* in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the company obtained during the course of our engagement, specifying that this document does not include any selected prospective data.

Barbier Frinault & Autres, Deloitte Touche Tohmatsu-Audit and Mazard & Guérard have audited in accordance with professional standards applicable in France the individual financial statements for the fiscal years 1999 and 2000, approved by the Executive Board, and expressed an unqualified opinion on such financial statements.

Barbier Frinault & Autres and Deloitte Touche Tohmatsu-Audit have audited in accordance with professional standards applicable in France the individual financial statements for the fiscal year 2001, approved by the Board of Directors, and expressed an unqualified opinion on such financial statements.

Barbier Frinault & Autres, Deloitte Touche Tohmatsu-Audit and Mazard & Guérard have audited in accordance with professional standards applicable in France the consolidated financial statements for the fiscal years 1999 and 2000, approved by the Executive Board, and expressed an unqualified opinion on such financial statements.

Barbier Frinault & Autres and Deloitte Touche Tohmatsu-Audit have audited in accordance with professional standards applicable in France the consolidated financial statements for the fiscal year 2001, approved by the Board of Directors, and expressed an unqualified opinion on such financial statements.

Our report on French GAAP consolidated financial statements for the year ended 1999 dated March 23, 2000 draw attention to the change in accounting method concerning retirement indemnities and pension liabilities that took place as of January 1, 1999.

Our report on French GAAP consolidated financial statements for the year ended 2000 dated March 23, 2001 draw attention to the change in accounting method resulting from application as of January 1, 2000, of the new Accounting Standards Committee (*Comité de la Réglementation Comptable*) Regulation on consolidated statements.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the *"Reference Document"*.

The Statutory Auditors

Barbier Frinault & Autres
Andersen
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
France

Neuilly-sur-Seine
March 28, 2002

Christian Chochon

Deloitte Touche Tohmastu-Audit

185, avenue Charles de Gaulle
92200 Neuilly-sur-Seine
France

Neuilly-sur-Seine
March 28, 2002

Jean-Paul Picard

COB CROSS-REFERENCE TABLE

SECTION	HEADING	PAGE
1.1	Name and position of persons responsible for the document	**193**
1.2	Attestation of responsible persons	**193 and 194**
1.3	Name and address of Auditors	**194**
3.1	General information on the Company	**150**
3.2	General information on the share capital	**152 to 165**
3.3	Current breakdown of share capital and voting rights	**165**
3.4	Market in the share capital of the Company	**163**
3.5	Dividends	**165**
4.1	Overview of the Company and the Group	**1 to 69, 74**
4.3	Exceptional events and disputes	**70 to 73**
4.4	Employees	**19***
4.5	Investment policy	**83**
5.1	Financial statements of the issuer Consolidated Financial Statements Company Financial Statements	 **77 to 146** **2 to 32***
6.2	Executive management interests in the share capital	**142 and 170**
7.1	Recent trends	**142**
7.2	Outlook for the future	**30 to 69**

** Included in the Company Financial Statements insert.*

Design: LES EDITIONS STRATÉGIQUES, Publicis Consultants Ecocom. Publishing: Publicis Consultants Ecocom
Photos: Photothèques SUEZ, Tractebel, Ondeo, SITA, R. Beckers, S. Bollendorff/L'Œil Public, P. Dolémieux/Métis Images, T. Duvivier, D. Evans, F. Langel, P. Lesage, V. Paul, A. Rosner, G. Thouvignon, L. Zilbermann/Graphix, X. © 2002.

SUEZ

A Public Limited Company with a share capital of 2,052,561,930 euros
Corporate headquarters: 16, rue de la Ville l'Evêque, 75008 Paris - France
+33 (0)1 40 06 64 00
www.suez.com
Paris Register of Commerce: 542 062 559
VAT FR 52 542 062 559

2001
Parent Company Financial Statements



Contents

COMPANY INCOME STATEMENT

In EUR millions	Note n°	For the year ended December 31, 2001	December 31, 2000	December 31, 1999
OPERATING INCOME		**131.0**	**1,531.3**	**1,520.8**
Revenues		80.1	1,265.9	1,219.2
Change in inventories of own production			2.5	(74.8)
Capitalized production		3.7	98.0	100.9
Operating subsidies			4.3	3.8
Releases of depreciation, amortization and provisions, expense reclassifications		46.8	159.2	269.2
Other operating income		0.4	1.4	2.4
OPERATING EXPENSES		**272.7**	**1,652.2**	**1,628.0**
Purchases of raw materials and supplies		1.1	23.0	18.5
Change in inventories of bought-in goods			(2.5)	(0.9)
Other purchases and external charges		197.5	644.0	649.2
Management accounts and fees payable			406.2	397.5
Taxes and related payments		3.8	33.1	31.9
Personnel expenses		57.0	330.1	307.7
Depreciation, amortization and provisions		12.7	205.6	203.2
- depreciation and amortization of non-current assets		3.8	87.0	87.6
- non-current asset provisions			47.0	67.6
- current asset provisions		2.0	32.6	7.8
- provisions for contingencies and losses		6.9	39.0	40.1
Other operating expenses		0.6	12.7	20.9
NET OPERATING LOSS	2	**(141.7)**	**(120.9)**	**(107.3)**
SHARE IN INCOME OF JOINT VENTURES		**0.7**	**0.3**	**0.7**

In EUR millions	Note n°	December 31, 2001	December 31, 2000	December 31, 1999
FINANCIAL INCOME		**2,004.3**	**1,074.0**	**848.8**
Financial income from equity investments		1,758.2	851.4	595.7
Income from other marketable securities and long-term loans		11.7	12.3	29.5
Other interest and similar income		103.4	113.6	60.0
Release of provisions and expense reclassifications		8.8	24.1	36.2
Foreign exchange gains		112.1	59.0	121.9
Net proceeds from sales of marketable securities		10.1	13.6	5.4
FINANCIAL EXPENSES		**473.9**	**535.2**	**252.8**
Amortization and charges to financial provisions		31.6	19.7	29.9
Interest and similar expenses		421.1	450.1	124.5
Foreign exchange losses		10.6	58.3	96.9
Net charge on sales of marketable securities		10.6	7.1	1.4
NET FINANCIAL INCOME	3	**1,530.4**	**538.8**	**596.0**
CURRENT INCOME BEFORE TAX		**1,389.3**	**418.2**	**489.4**
EXCEPTIONAL INCOME		**3,975.0**	**9,889.8**	**5,632.2**
Income from non-capital transactions		2.9	0.7	32.4
Income from capital transactions		3,799.2	9,565.5	2,437.9
Release of provisions and expense reclassifications		172.9	323.6	3,161.9
EXCEPTIONAL EXPENSES		**3,296.6**	**9,236.5**	**4,895.1**
Expenses on non-capital transactions		19.9	35.0	38.2
Expenses on capital transactions		2,609.3	8,833.5	4,358.6
Charge to depreciation, amortization and provisions		667.4	368.0	498.2
NET EXCEPTIONAL INCOME	4	**678.4**	**653.3**	**737.1**
Employee profit-sharing		(1.8)	(8.0)	(4.3)
Income tax	5	217.3	97.9	(68.8)
NET INCOME FOR THE YEAR		**2,283.3**	**1,161.4**	**1,153.4**

COMPANY BALANCE SHEET AS OF DECEMBER 31, 2001
ASSETS

In millions d'EUR	Note n°	December 31, 2001 Gross	December 31, 2001 Dep., amort. & reserves	December 31, 2001 Net	December 31, 2000 Net	December 31, 1999 Net
CAPITAL SUBSCRIBED BUT NOT CALLED		**142.3**	**0.0**	**142.3**	**146.2**	**-**
NON-CURRENT ASSETS						
INTANGIBLE ASSETS	6	**13.5**	**5.4**	**8.1**	**269.0**	**341.8**
TANGIBLE ASSETS	6	**31.0**	**9.9**	**21.1**	**3,141.4**	**3,197.0**
ASSETS OWNED OUTRIGHT		**21.9**	**7.6**	**14.3**	**124.6**	**119.0**
Land		6.2	-	6.2	24.2	24.2
Buildings		4.9	4.8	0.1	31.4	30.7
Plant & machinery, fixtures, equipment		-	-	-	52.5	46.9
Other fixed assets		10.8	2.8	8.0	16.5	17.2
ASSETS UNDER CONCESSION		**4.2**	**2.3**	**1.9**	**2,915.5**	**2,981.4**
Placed under concession by the concession holder		2.5	1.2	1.3	495.0	471.7
Placed under concession by the concession grantor		1.7	1.1	0.6	2,420.5	2,509.7
CONSTRUCTION IN PROGRESS		**4.9**	**0.0**	**4.9**	**99.0**	**95.8**
ADVANCES AND DOWN PAYMENTS		**-**	**-**	**-**	**2.3**	**0.8**
FINANCIAL ASSETS	7	**30,947.5**	**932.1**	**30,015.4**	**28,402.7**	**25,910.7**
Equity investments		28,545.9	879.2	27,666.7	23,503.3	22,497.1
Loans to equity investments		1,302.6	48.3	1,254.3	3,774.4	2,552.3
Other long-term investment securities		1,065.5	4.3	1,061.2	1,074.2	813.8
Loans		32.4	0.3	32.1	46.2	45.1
Other financial assets		1.1	0.0	1.1	4.6	2.3
TOTAL NON-CURRENT ASSETS		**30,992.0**	**947.4**	**30,044.6**	**31,813.1**	**29,449.5**
CURRENT ASSETS						
INVENTORIES AND WORK-IN-PROGRESS		**-**	**-**	**-**	**23.9**	**19.9**
ADVANCES AND DOWN PAYMENTS ON ORDERS		**1.7**	**0.0**	**1.7**	**3.2**	**2.0**
OPERATING RECEIVABLES		**113.5**	**4.1**	**109.4**	**471.1**	**464.4**
Trade accounts and notes receivables		27.5	4.1	23.4	399.9	375.3
Other receivables		86.0	-	86.0	71.2	89.1
MISCELLANEOUS RECEIVABLES		**1,889.2**	**2.9**	**1,886.3**	**1,011.0**	**412.0**
MARKETABLE SECURITIES	9	**406.2**	**12.3**	**393.9**	**569.6**	**1,053.5**
CASH AND CASH EQUIVALENTS		**50.4**	**-**	**50.4**	**451.3**	**454.1**
TOTAL CURRENT ASSETS		**2,461.0**	**19.3**	**2,441.7**	**2,530.1**	**2,405.9**
Prepayments and accrued income	10	80.4	-	80.4	97.6	146.2
Unrealized foreign exchange losses		50.0	-	50.0	246.5	65.7
TOTAL ASSETS		**33,725.7**	**966.7**	**32,759.0**	**34,833.5**	**32,067.3**

COMPANY BALANCE SHEET AS OF DECEMBER 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY

In EUR millions	Note n°	December 31, 2001	December 31, 2000	December 31, 1999
SHAREHOLDERS' EQUITY				
SHARE CAPITAL		**2,052.6**	**2,042.7**	**1,984.3**
ADDITIONAL PAID-IN CAPITAL		**15,763.6**	**15,691.4**	**15,095.6**
REVALUATION RESERVES	15	**-**	**-**	**17.4**
RESERVES		**1,709.7**	**1,661.7**	**1,268.5**
Legal reserve		205.3	204.3	198.4
Special long-term capital gains reserve		1,467.1	1,420.0	1,032.7
Other reserves		37.3	37.4	37.4
RETAINED EARNINGS		**244.1**	**50.7**	**77.8**
NET INCOME FOR THE YEAR		**2,283.3**	**1,161.4**	**1,153.4**
INVESTMENT SUBSIDIES		**-**	**3.6**	**3.6**
TAX-DRIVEN RESERVES	13	**10.1**	**13.8**	**14.7**
TOTAL SHAREHOLDERS' EQUITY	11	**22,063.4**	**20,625.3**	**19,615.4**
SPECIAL CONCESSION ACCOUNTS	12	**1.9**	**2,740.6**	**2,798.3**
RESERVES FOR CONTINGENCIES AND LOSSES	13	**331.8**	**661.7**	**1,104.6**
LIABILITIES				
BORROWINGS	14	**10,135.7**	**9,778.7**	**7,664.2**
Bond issues		5,570.8	4,610.8	2,829.5
Bank borrowings		27.1	2,067.3	3,348.7
Other loans and borrowings		2,118.7	2,052.1	996.5
Subsidiary current accounts		2,419.1	1,048.5	489.5
ADVANCES AND DOWN PAYMENTS RECEIVED ON ORDERS		**-**	**28.3**	**24.6**
OPERATING LIABILITIES	14	**89.9**	**411.0**	**468.2**
Trade accounts and notes payable		66.9	131.6	152.9
Tax and social security liabilities		23.0	94.6	125.3
Other operating liabilities		-	184.8	190.0
OTHER LIABILITIES	14	**64.6**	**320.4**	**273.1**
Amounts payable on non-current assets and related accounts		4.6	215.0	167.6
Tax liabilities (Income tax)		-	10.4	73.6
Other liabilities		60.0	95.0	31.9
TOTAL LIABILITIES		**10,290.2**	**10,538.4**	**8,430.1**
Accruals and deferred income	10	1.2	19.5	15.5
Unrealized foreign exchange gains		70.5	248.0	103.5
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**32,759.0**	**34,833.5**	**32,067.3**

STATEMENT OF CASH FLOWS

In EUR millions	2001	2000	1999
Working capital	1,527.2	554.0	465.6
Other operating flows	(182.7)	(406.0)	(109.9)
NET CASH FROM OPERATING ACTIVITIES	**1,344.5**	**148.0**	**355.7**
Purchases of tangible and intangible assets	(19.9)	(122.0)	(118.9)
Disposals of tangible and intangible assets	0.1	7.6	4.3
Purchases of securities and new loans granted	(4,540.4)	(11,977.0)	(15,289.3)
Disposal of securities and old loans repaid	3,641.1	10,137.5	3,001.6
TOTAL CASH USED IN INVESTING ACTIVITIES	**(919.1)**	**(1,953.9)**	**(12,402.3)**
New loans secured	2,893.2	3,340.6	6,198.1
Loans repaid	(3,599.1)	(1,767.9)	(485.9)
Increase in shareholders' equity	87.0	514.3	8,112.9
Dividend distributions	(921.0)	(793.2)	(520.0)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**(1,539.9)**	**1,293.8**	**13,305.1**
INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,114.5)**	**(512.1)**	**1,258.5**

KEY EVENTS OF THE YEAR

The internal restructuring operation, launched in 2000 and aimed at regrouping water supply and wastewater treatment activities within Ondeo and its subsidiaries, was continued in 2001.

With the exception of one contract, Water supply and wastewater treatment management activities operated directly by SUEZ in France were transferred to Lyonnaise des Eaux France during the first half of fiscal 2001, with retroactive effect from January 1, 2001. Subsidiaries carrying out the same activities abroad were transferred to Ondeo Services, where authorization was obtained from the relevant authorities.
This resulted in:

- the removal of assets with a total net book value of EUR 4,031.9 million:
  - tangible and intangible assets: EUR 3,392 million,
  - financial assets: EUR 131 million,
  - current assets: EUR 508.9 million.
- a reduction in liabilities of EUR 3,817.4 million:
  - special concession accounts: EUR 2,738.7 million,
  - reserves for contingencies and losses: EUR 406.2 million,
  - borrowings: EUR 672.5 million.

And explains the EUR 1,168.5 million decrease in revenues.

The transfer transactions were performed at net book value. Ondeo shares with a total value of EUR 214.5 million were received in consideration.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES AND METHODS

The Company financial statements for the year ended December 31, 2001 have been drawn up in euro, in accordance with generally accepted accounting practices detailed in the French Chart of Accounts and the valuation methods described below.

Exceptions from accounting recommendations

In order to present a fair view of the Company's activities, two exceptions from the presentation rules laid down in the French Chart of Accounts have been adopted in the Income Statement:

1. The management of concession assets by concession holder companies is a contractual obligation closely linked to the public service mission. As such, resulting asset disposals are recorded in operating income and not exceptional items. Charges to depreciation, amortization and provisions of any nature and miscellaneous adjustments to concession assets are similarly treated. This approach, which enables a better assessment of operating income, does not concern assets owned outright.
2. In addition to its activity as a public service concession holder, the Company manages a substantial investment portfolio.
   In order to ensure financial income retains its ordinary activity nature, and facilitate year-on-year comparisons, all capital financial transactions relating to this portfolio are recorded in exceptional items. This applies in particular to charges to and releases from impairment provisions against equity investments and loans thereto and, where applicable, any losses arising on such loans (see Note 4 Exceptional items and Note 7 Reserves against financial assets).
   The recording of these exceptional income and expense items in the account where capital gains and losses arising on the sale of equity investments are generally recorded, ensures a more uniform presentation of the Income Statement.

Valuation methods

Intangible assets

Intangible assets include:

- amounts paid or payable in return for rights as a concession holder, amortized over the residual duration of the contract;
- office software amortized over 12 months;
- other software, together with tailored amendments and subsequent modifications thereto producing practical applications for use in technical, scientific and management areas, amortized on a straight-line basis over four years.

Tangible assets

Tangible assets are valued at acquisition or production cost, or in the case of assets purchased prior to December 31, 1976, at their 1976 legal revaluation amount.

Tangible assets, other than land, are depreciated on a straight-line basis over the following periods:

- 3 to 10 years — plant, vehicles, office equipment and IT hardware,
- 5 to 20 years — industrial equipment,
- 10 years — furniture and fittings,
- 15 to 40 years — buildings and wastewater treatment units.

Concession assets provided by the grantor of the concession

Although this activity is now minor following its hive-down during the year, assets impacting value added are recorded by SUEZ in balance sheet assets. As such, assets which the Company is not contractually obliged to renew are not capitalized. A corresponding liability is recorded in Special Concession Accounts.

Financial assets

Equity investments:

Equity investments are long-term investments providing control or significant influence over the issuing company or which enable the development of business relations with this company.

Where necessary, impairment reserves are provided to reduce the carrying value of these investments to realizable value, based primarily upon their estimated intrinsic, financial return or stock market values.

In conjunction with the valuation of equity investments, loans thereto are written-down, as appropriate, where the risk to which the Company is exposed is considered greater than the investment value.

Contingency reserves are provided where, in the Company's opinion, its commitment exceeds the value of assets held.

Other long-term investment securities:

These investments comprise securities held on a long-term basis but which do not qualify as Equity investments.

Receivables

Receivables are recorded in the balance sheet at nominal value and non-payment risk is analyzed on a case-by-case basis. Debtor insolvency risk is provided in the amount of the risk exposure.

Marketable securities

Marketable securities principally comprise listed securities. A reserve is provided where the average listed price of securities during the month of December is less than their portfolio value.

Bonds and bond discounts

Bonds issued with discounts are recorded in liabilities at their face value. The related unamortized discounts are recorded in assets and amortized over the term of the related bond in proportion to accrued interest.

Special concession accounts

These liabilities include:

- the net liability of the Company corresponding to fixed assets received gratuitously from grantors of concessions and recorded in Tangible Assets; depreciation calculated on these assets is charged to the special concession account in liabilities and does not impact net income;
- financing provided by third parties for capital expenditure that the Group is responsible for under the terms of concession contracts;
- additional amortization recorded to reduce the carrying value of the concession assets financed by the Company to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This amortization is deducted from income over the residual life of the contract.

Renewal reserves

The obligation incumbent on concession holder companies to renew water supply and wastewater treatment installations results in the recording of reserves every year.

These reserves are calculated based on an estimate of the replacement cost of the installations, determined taking into account their current value in use, and discounted to present value.

In so far as the useful life of fixed assets, other than pipe networks, expires before the end of the contract, the charge to reserves is calculated on an individual asset basis and the replacement value spread over the life of the asset.

The annual charge in respect of pipe networks is calculated on an individual contract basis and probable partial renewal and repair expenditure spread over the term of each contract.

Pensions

Company commitments in respect of pension plans, early-retirement, retirement termination payments and defined benefit provident schemes are valued on an actuarial basis: mortality assumptions, employee turnover, salary increases, discount rate based on the rate of return, at the valuation date, of bonds issued by blue chip companies.

Gains and losses resulting from changes in actuarial assumptions are recognized where they exceed 10% of the higher of commitments and funds covering such commitments. The fraction exceeding this 10% threshold is spread over the average remaining working life of employees.

Foreign currency transactions

Foreign currency income and expense items are translated at the exchange rate prevailing at the transaction date.

Foreign-currency denominated receivables, payables and cash balances are translated at the exchange rate prevailing on December 31. Translation differences arising in respect of cash balances are taken to the Income Statement, while differences arising in respect of receivables and payables are recorded in the balance sheet under Translation differences. Reserves are provided in respect of unrealized losses not hedged.

Income from portfolio securities

Dividends are recognized at their net amount in the year in which the distribution decision is taken by the relevant decision-making body.

Financial instruments

SUEZ trades on derivative markets in order to manage and reduce its exposure to fluctuations in interest and foreign exchange rates, and to secure the value of certain financial assets.

Transactions not completed at the year end are recorded as follows:

- contracts on organized markets are recorded at their market value;
- contracts traded over-the-counter (OTC), essentially interest rate swaps, are recorded in the amount of the potential accrued interest differential.

Gains and losses on interest rate and foreign currency agreements are accounted for in the same period as the item being hedged:

- for interest rate and foreign currency swap agreements, the differential between interest to be paid and interest to be received is recognized as interest expense or interest income over the life of the hedged item;
- for future rate agreements, changes in the market value are recognized as interest expense or income in the same period as the gains and losses on the item being hedged;
- gains and losses on forward foreign exchange contracts used to hedge a portion of the Company's investment in foreign subsidiaries and the offsetting losses and gains on the portion of the investment being hedged are recorded in Translation differences and taken to the Income Statement on the disposal of the investment.

Assets and liabilities directly or indirectly affected by these financial instruments are valued at the year end in accordance with the relevant accounting policies.

Contracts not completed as of December 31 are recorded off-balance sheet at their nominal value and presented in Note 17.4.

Income tax

The Company elected on December 20, 1990 to become the lead company of a tax Group, as defined by Articles 223 A et seq. of the French General Tax Code, with effect from January 1, 1991. The tax charge paid by SUEZ to the French Treasury relates to the total taxable income of the entire tax Group, after offset, in particular, of profits and losses. The consolidation gain or charge accruing to SUEZ is taken to the Income Statement.

NOTE 2. NET OPERATING LOSS

The substantial changes recorded between fiscal 2000 and 2001 and highlighted in Notes 2.1 to 2.4 are attributable to the hive-down of water supply and wastewater treatment management activities operated directly by SUEZ in France, with effect from January 1, 2001.

2.1 Revenue analysis by activity sector

In EUR millions	2001	2000
Water supply	-	640.4
Wastewater treatment	1.4	391.0
Construction	-	55.6
Other activities	78.7	178.9
TOTAL	**80.1**	**1,265.9**
Including: export	49.7	75.6

2.2 Other purchases and external charges

In EUR millions	2001	2000
Sub-contracting relating to construction activities	-	87.8
Supplies and utility costs	1.8	124.1
External personnel	7.9	30.6
Rental costs	11.1	39.0
Professional fees	75.6	133.9
Maintenance	0.4	56.0
Other	100.7	172.6
TOTAL	**197.5**	**644.0**

2.3 Personnel expenses

In EUR millions	2001	2000
Wages and salaries	37.2	213.7
Social security contributions	19.8	116.4
TOTAL	**57.0**	**330.1**

2.4 Charges to and releases of depreciation, amortization and operating provisions

Charges to and releases of depreciation, amortization and operating provisions break down as follows:

In EUR millions	Charge 2001	Release 2001	Charge 2000	Release 2000
DEPRECIATION AND AMORTIZATION	**3.8**	-	**87.0**	**8.6**
Intangible assets	1.9	-	28.0	-
Tangible assets	1.8	-	29.4	0.2
Additional amortization	0.1	-	29.4	8.4
Deferred charges	-	-	0.2	-
PROVISIONS	**8.9**	**7.7**	**118.6**	**65.4**
Asset renewal provisions	-	-	47.0	10.0
Current asset provisions	2.0	-	32.6	5.9
Loss provisions	6.9	7.7	39.0	49.5
EXPENSE RECLASSIFICATIONS	-	**39.1**	-	**85.2**
TOTAL	**12.7**	**46.8**	**205.6**	**159.2**

Expense reclassifications primarily concern:

- loan issue costs (EUR 3.8 millions) and miscellaneous studies (EUR 35.2 millions) transferred to financial and exceptional expenses respectively.

NOTE 3. NET FINANCIAL INCOME

In EUR millions	2001	2000
Dividends from equity investments	1,712.1*	615.4
Net charge on investment transactions	(10.4)	3.5
Net charge on financing transactions	(285.1)	(107.5)
Other income and expenses	113.7	27.4
TOTAL	**1,530.3**	**538.8**

* Including interim dividends of EUR 1,038 million from Société Générale de Belgique, representing a total distribution in fiscal 2001 of EUR 1,391 million compared to EUR 307 million in fiscal 2000.

NOTE 4. EXCEPTIONAL ITEMS

Net exceptional income of EUR 678.4 million primarily relates to the following transactions:

- transfer of the companies Lyonnaise Communication, Auxipar and Paris Câble to SUEZ Lyonnaise Télécom (EUR 815.3 million);
- conversion of the AXA bonds redeemable in shares into AXA shares on January 1, 2001 (EUR 418.3 million), treated, in the absence of specifc accounting directives on the matter, in accordance with the recommended accounting treatment of exchange transactions;
- recording of impairment and contingency provisions against, inter alia, Coficem (EUR 78.5 million), Lyonnaise Santa Fe (EUR 43.2 million), Dumez (EUR 53.4 million), AXA (EUR 279.7 million) and various communications sector activities (EUR 98 million).

NOTE 5. INCOME TAX

In EUR millions	Theoretical tax charge before tax consolidation	Tax charge after tax consolidation
Tax charge on current income	(115.3)	-
Tax charge on exceptional income	20.4	-
Impact of tax consolidation		(217.3)
TOTAL	**0**	**(217.3)**
NET INCOME TAX CREDIT	**217.3**	

NOTE 6. TANGIBLE AND INTANGIBLE ASSETS

Gross value

In EUR millions	2000	Movements during the year Additions	Disposals	2001
INTANGIBLE ASSETS	**618.7**	**11.5**	**616.7**	**13.5**
TANGIBLE ASSETS	**4,777.0**	**16.9**	**4,762.9**	**31.0**
Assets owned outright	380.9	9.5	368.5	21.9
Assets placed under concession by the concession holder	749.3	0.1	746.9	2.5
Assets placed under concession by the concession grantor	3,545.5	-	3,543.8	1.7
Construction in progress	99.0	7.3	101.4	4.9
Advances and down payments	2.3	-	2.3	0.0
TOTAL	**5,395.7**	**28.4**	**5,379.6**	**44.5**
Including: relating to the transfer of Water supply and Wastewater treatment activities:			5,333.6	

Depreciation and amortization

In EUR millions	2000	Movement during the year Charge	Release	2001
INTANGIBLE ASSETS	**349.7**	**2.3**	**346.6**	**5.4**
TANGIBLE ASSETS	**1,635.6**	**4.0**	**1,629.7**	**9.9**
Assets owned outright	256.3	3.8	252.5	7.6
Assets placed under concession by the concession holder	254.3	0.2	253.3	1.2
Assets placed under concession by the concession grantor	1,125.0	0.0	1,123.9	1.1
TOTAL	**1,985.3**	**6.3**	**1,976.3**	**15.3**
Including: operating charges		3.9		
charges taken to liability accounts		0.2		
(additional amortization - external financing - assets of the concession grantor)				
charges to exceptional provisions/intangible assets		0.4		
charges to exceptional provisions/tangible assets		1.8		
Including: relating to the transfer of Water supply and Wastewater treatment activities:			1,945.1	

NOTE 7. FINANCIAL ASSETS

Gross value

In EUR millions	2000	Movements during the year Additions	Disposals	2001
Consolidated equity investments	23,701.2	5,915.8	1,939.1	27,677.9
Non-consolidated equity investments	289.0	673.1	94.1	868.0
Loans to equity investments	3,833.4	349.9	2,880.7	1,302.6
Other long-term investment securities	1,089.8	568.1	592.4	1,065.5
Other financial assets	51.1	9.4	27.0	33.5
TOTAL	**28,964.5**	**7,516.3**	**5,533.3**	**30,947.5**

Movements in equity investments during fiscal 2001 break-down as follows:

- acquisitions, and primarily:
  Watco, Fabricom and EDS (EUR 1,010.4 million), Genfina (EUR 949.6 million), Fortis (EUR 180.5 million), Fided (EUR 79.5 million), Northumbrian (EUR 49.4 million) and Vinci (EUR 62.6 million);
- share capital subscriptions Ondeo (EUR 567.3 million), SITA (EUR 399.9 million) and SUEZ Lyonnaise Télécom (EUR 153.9 million) by debt capitalization, Gie SUEZ Alliance (EUR 58.0 million), Ogélye (EUR 33.3 million);
- major asset contribution and exchange transactions. Watco, Fabricom Group and EDS securities (EUR 1,010.3 million) for SITA shares. Noos and Auxipar securities (EUR 95.9 million and 76.4 million) for Suez Lyonnaise Télécom securities (EUR 987.7 million). Water supply companies located outside France, including Lydec (EUR 26.6 million), Pam Lyonnaise Jaya (EUR 34.1 million), Maynilad (EUR 27.2 million) and Northumbrian (EUR 49.4 million) which, together with the hive-down of water supply activities in France, were exchanged for new Ondeo shares (EUR 214.5 million). AXA bonds redeemable in shares (EUR 167.7 million) redeemed on January 1, 2001 for AXA shares (EUR 585 million);
- divestments: Ineo, Delattre Levivier et Entrepose (EUR 276.9 million), Fortis (EUR 152.7 million), Vinci (EUR 62.6 million) and AXA (EUR 17.7 million).

Loans to equity investments fell following the transfer to SUEZ Finance of loans to Ondeo, SITA and Nalco International in the amount of EUR 1,944 million and the capitalization of Ondeo debts in the amount of EUR 567.3 million.

Movements in other equity investments comprised:

- subscription of bonds redeemable in shares with a total value of EUR 228 million issued by Galilé Développement and Marignan Investissements, entities with a joint holding in FirstMark Communications France;
- removal of AXA bonds redeemable in shares (EUR 167.7 million);
- treasury stock acquisition (EUR 266.7 million) and disposal (EUR 236.8 million) transactions, leaving a year-end balance of EUR 758 million for 23,248,249 shares.

Reserves

In EUR millions	2000	Movements during the year: Charge	Movements during the year: Release	2001
Consolidated equity investments	464.1	254.6	165.8	552.9
Non-consolidated equity investments	22.8	308.9	5.4	326.3
Loans to equity investments	59.0	-	10.7	48.3
Other long-term investment securities	15.6	2.4	13.7	4.3
Other financial assets	0.3	-	-	0.3
TOTAL	**561.8**	**565.9**	**195.6**	**932.1**
Including: relating to securities transfered to the Water division			6.8	

NOTE 8. DEBT MATURITY ANALYSIS - ASSETS

In EUR millions	Gross value as of December 31, 2001	< 1 year	Falling due within 1 to 5 years	More than 5 years
NON-CURRENT ASSETS	**1,336.1**	**1,283.3**	**31.9**	**20.9**
Loans to equity investments	1,302.6	1,270.0	27.2	5.4
Loans	32.4	12.9	4.0	15.5
Other financial assets	1.1	0.4	0.7	-
CURRENT ASSETS	**2,004.0**	**2,004.0**	-	-
Trade accounts and notes receivable	27.5	27.5	-	-
Other receivables	1,975.2	1,975.2	-	-
Prepayments	1.3	1.3	-	-
TOTAL	**3,340.1**	**3,287.3**	**31.9**	**20.9**

NOTE 9. MARKETABLE SECURITIES

The market value as of December 31, 2001 of marketable securities recorded in the balance sheet at EUR 406.2 million is EUR 437.2 million. This heading includes 12,949,153 treasury shares purchased to cover employee stock purchase plans, recorded in the balance sheet at EUR 359.4 million, and with an estimated fair value, based on option strike prices, of EUR 392.5 million.

NOTE 10. PREPAYMENTS AND ACCRUALS

In EUR millions	2001	2000
ASSETS	**80.4**	**97.6**
Prepayments	1.3	8.6
Deferred charges	6.4	5.2
Unamortized bond redemption premiums	72.7	83.8
LIABILITIES	**1.2**	**19.5**
Deferred income	1.2	19.5

NOTE 11. SHAREHOLDERS' EQUITY

Movements in Shareholders' Equity

In EUR millions	
FISCAL 2000 CLOSING SHAREHOLDERS' EQUITY (BEFORE APPROPRIATION OF EARNINGS)	**19,463.9**
Appropriation of 2000 earnings to shareholders' equity	240.4
FISCAL 2001 OPENING SHAREHOLDERS' EQUITY	**19,704.3**
Share issues following exercise of Northumbrian warrants	31.5
Conversion of bonds	36.3
Share issues reserved for employees	15.3
Movements in subsidies, tax-driven reserves and revaluation reserves	(7.3)
FISCAL 2001 CLOSING SHAREHOLDERS' EQUITY (BEFORE APPROPRIATION OF EARNINGS)	**19,780.1**

Share capital

In EUR millions	Number	Par value	Amount
SHARES OUTSTANDING AT THE BEGINNING OF THE YEAR	**1,021,328,585**	**10**[1]	**2,042.7**
SHARE ISSUES DURING THE YEAR			
Share issues following conversion of the Northumbrian warrants	1,590,315	2	3.2
Conversion of bonds	2,286,600	2	4.5
Share issues reserved for employees	1,075,465	2	2.2
SHARES OUTSTANDING AT THE END OF THE YEAR	**1,026,280,965**[2]	**2**	**2,052.6**

1. Division of the par value by 5 and exchange of one old share with a par value of EUR 10 each for 5 new shares with a par value of EUR 2 each, pursuant to the ninth resolution voted by the EGM of May 4, 2001.
2. Including 36,197,402 treasury shares.

NOTE 12. SPECIAL CONCESSION ACCOUNTS

In EUR millions	2001	2000
Assets placed under concession by the concession grantor [1]	0.6	2 420.5
Assets financed by third parties	0.4	65.1
Additional amortization due to asset lives greater than concession duration	0.9	255.0
TOTAL	**1.9**	**2 740.6**

Note: the fall in these headings is attributable to the hive-down of Water supply and wastewater treatment activities.

1. Equal to the net book value of assets provided gratuitously by local authorities on signature of the contract or an amendment thereto, where SUEZ is responsible for their renewal.

NOTE 13. TAX-DRIVEN RESERVES AND RESERVES FOR CONTINGENCIES AND LOSSES

In EUR millions	2000	Movement during the year		2001
		Charges	Releases	
TAX-DRIVEN RESERVES	**13.8**	-	**3.7**	**10.1**
Special revaluation reserve	4.3	-	3.7	0.6
Other	9.5	-	0.0	9.5
RESERVES FOR CONTINGENCIES AND LOSSES	**661.7**	**106.5**	**436.4**	**331.8**
Seller waranties	76.3	1.8	13.0	65.1
Subsidiary contingencies	39.6	42.3	20.4	61.5
Pension liabilities (see Note 17.1)	118.3	6.8	35.8	89.3
Renewals	272.9	-	272.3	0.6
Other contingencies and losses	154.6	55.6	94.9	115.3
TOTAL	**675.5**	**106.5**	**440.1**	**341.9**
Including charges and releases recorded in				
- operating income and expenses		6.9	7.7	
- financial income and expenses		1.2	2.4	
- exceptional income and expenses		91.1	20.2	
Including amounts transferred following the hive-down of Water supply and wastewater treatment activities		-	406.2	

Other reserves for contingencies and losses cover miscellaneous contingencies relating to employees, tax disputes and the non-recovery of receivables.

NOTE 14. DEBT MATURITY ANALYSIS - LIABILITIES

In EUR millions	Gross value as of December 31, 2001	1 year	Falling due within 1 to 5 years	More than 5 years
BORROWINGS	**10,135.7**	**5,142.8**	**3,092.9**	**1,900.0**
Bonds and convertible bonds	5,570.8	577.9	3,092.9	1,900.0
- 1999 zero coupon bond issue exchangeable for AXA shares	*864.3*	-	*864.3*	-
- 2001 2.5% bond issue exchangeable for Union Minière shares	*246.6*	-	*246.6*	-
- 2001 1% bond issue exchangeable for Vinci shares	*242.3*	-	*242.3*	-
- 06/2001 3-month Euribor + 0.15% bond issue	*500.0*	-	*500.0*	-
- 04/2000 Eonia + 0.18% bond issue	*500.0*	*500.0*	-	-
- 11/2000 6.25% bond issue	*500.0*	-	-	*500.0*
- 2.875% bond issue exchangeable for Fortis shares	*975.5*	-	*975.5*	-
- 1999 5.875% bond issue	*1,400.0*	-	-	*1,400.0*
- 1996 4% convertible bond issue	*264.2*	-	*264.2*	-
- Accrued interest	*77.9*	*77.9*	-	-
Bank borrowings	27.1	27.1	-	-
Other long-term debt	2,118.7	2,118.7	-	-
Subsidiary current accounts	2,419.1	2,419.1	-	-
OPERATING LIABILITIES AND OTHER	**155.7**	**155.7**	**-**	**-**
Trade accounts and notes payable	66.9	66.9	-	-
Tax and social security liabilities (excluding income tax)	23.0	23.0	-	-
Other operating liabilities	-	-	-	-
Amounts payable in respect of non-current assets and related accounts	4.6	4.6	-	-
Income tax liability	-	-	-	-
Other liabilities	60.0	60.0	-	-
Deferred income	1.2	1.2	-	-
TOTAL	**10,291.4**	**5,298.5**	**3,092.9**	**1,900.0**

The Company performed three bonds issues in fiscal 2001:

- issue in 01/2001 of 246,601 bonds of EUR 1,000 nominal value each, bearing interest at 2.5% and exchangeable for Union Minière shares;
- issue in 05/2001 of 3,000,000 bonds of EUR 76.86 nominal value each, bearing interest at 1% and exchangeable for Vinci shares;
- issue in 06/2001 of 500,000 bonds of EUR 1,000 nominal value each and bearing interest at 3-month Euribor + 0.15 %.

NOTE 15 - REVALUATION RESERVE

In EUR millions	2000	Utilizations for year: Amortization	Disposals	2001
RESERVES				
Land	0.2	-	0.2	-
Buildings	0.6	-	0.6	-
Industrial and technical plant and machinery	3.5	-	3.5	-
TOTAL RESERVES	**4.3**	**-**	**4.3**	**-**

NOTE 16. INFORMATION ON AFFILIATED AND ASSOCIATED COMPANIES CONCERNING SEVERAL BALANCE SHEET HEADINGS

In EUR millions	Affiliated companies	Associated companies
Equity investments	26,510.9	637.7
Loans to equity investments	1,211.0	37.0
Trade accounts and notes receivable	1.0	4.0
Other receivables (including subsidiary current accounts in debit)	447.8	3.5
Subsidiary current accounts in credit	1,912.0	2.3
Trade accounts and notes payable	-	-
Other liabilities	-	-
Interest on loans to equity investments	41.0	-
Interest on loans from equity investments	49.1	-
Interest on subsidiary current accounts in credit	44.4	-
Interest on subsidiary current accounts in debit	13.0	-

NOTE 17. FINANCIAL COMMITMENTS

17.1 Pension commitments

Pension and retirement benefit commitments represent the dicounted present value at the end of fiscal 2001 of:

- vested benefits as of December 31, 1988, the date of closure of this scheme, of all current and retired former Lyonnaise des Eaux employees;
- former Compagnie de Suez commitments in respect of schemes now closed;
- commitments with respect to retirement termination payments and other contractual benefits.

The 2001 valuation is based on the following principal actuarial assumptions:

- annual interest rate: 5%;
- inflation rate: 1.8 %;
- mortality tables: approved generation-based tables.

In EUR millions	Pensions	Other commitments	Total
Cost of past service benefits	(194.4)	(25.2)	(219.6)
Fair value of covering assets	114.8	-	114.8
Unrecorded actuarial variances	18.9	(3.4)	15.5
TOTAL	**(60.7)**	**(28.6)**	**(89.3)**

17.2. Commitments given

In EUR millions	
Security on international contracts	1,071.3
Security on sale agreements	1,197.6
Guarantees granted on negotiable debt securities issued in France and abroad	2,197.7
Guarantees granted in respect of bank credit lines drawn down and EMTN issues	2,418.1
Finance provision commitments	990.9
Other	336.2

The Company has also given a number of completion guarantees:

- to the Hong-Kong authorities in respect of contracts won by SITA with Browning-Ferris Industries;
- to Surrey County in respect of a BOT contract won by SITA. SITA has provided a counter-guarantee for each of the above two commitments;
- to the government of the Hong-Kong region, joint and severally with Swire Pacific Limited, in respect of Swire SITA commitments under a contract won for the construction and management of the North-West Territories Transfer Station;
- to Ayr Environnemental Services and Caledonian Environnemental Services, Scottish companies, in respect of contracts for the construction of a wastewater treatement and sludge processing plant won by the builders group Degrémont SA/AMEC Capital Projects Ltd;
- to the Lord Mayor Aldermen and Burgesses of Cork in respect of a contract for the construction and operation of a wastewater treatment plant for the town of Cork, won by a consortium made-up of two of our subsidiaries, Dumez GTM, a Vinci subsidiary, Pj Hegartry & Sons and Electrical & Pump Services. Each of the consortium members and Vinci have provided counter-guarantees;
- to investors and the broker, Crédit Suisse First Boston, covering commitments of two of our US subsidiaries involved in trade debt securitization transactions, comprising the maintenance of a satisfactory recovery process, and the payment under certain conditions of any differences resulting from discounts or adjustments to the debts.

SUEZ Lyonnaise des Eaux is also commited. Under option contracts with AIG - Asian Infrastructure Fund LP and Tropical Excellence Infrastructure Pte Ltd" to buy-back Lyonnaise Asia Water Limited shares subscribed by these two companies; to underwrite the impact of any legal action against a Tractebel subsidiary (Ineo) in respect of the fire at the Crédit Lyonnais head office.

17.3. Commitments received

In EUR millions	
Financial recovery commitments	19.5
Security on international contracts	27.2
Other	43.8

17.4. Bilateral commitments

In EUR millions	
Undrawn margin on confirmed loans	1,728.1
Interest rate swaps	917.4
Forex forward contracts	1,164.4
Sale of options	14.1
Equity swaps	251.2

NOTE 18. DEFERRED TAX

In EUR millions	Deferred tax assets (liabilities)		
Timing differences	2000	Movement	2001
Expense and income items temporarily not deductible or taxable	252.2	(142.0)	110.2
Pension provisions	44.7	(13.5)	31.3
Expenses deducted for tax purposes but not yet booked	(162.2)	(54.1)	(108.1)
Income included for tax purposes but not yet booked	134.2	25.8	108.4
Differences between the accounting and tax value of securities	(35.4)	(282.4)	(317.8)
TOTAL	**233.5**	**(466.2)**	**(176.0)**

NOTE 19. AVERAGE NUMBER OF EMPLOYEES

	2001	2000
COMPANY EMPLOYEES	**370**	**5,663**
Management staff	191	864
Senior technicians and supervisors	129	1,146
Administrative and plant workers, technicians	50	3,643
EMPLOYEES MADE AVAILABLE TO THE COMPANY	**13**	**10**

Fiscal 2001 employee numbers exclude employees working for the France Water division hived-down with effect from January 1, 2001.

SUBSIDIARIES AND INVESTMENTS AS OF DECEMBER 31, 2001

In EUR millions (unless indicated otherwise)		Share Capital	Reserves and retained earnings*	% Share capital	Book value of investment Gross	Book value of investment Net

A - Detailed information on investments with a gross value in excess of 1% of SUEZ share capital i.e. EUR 20,525,619

I. Subsidiaries
(50% or more of the share capital held by SUEZ)

SITA - 132, rue des trois Fontanot - 92758 Nanterre	C	120	2,573	100.00	3,097	3,097
Paris Première - 14, place des vins de France - 75012 Paris	C	1	(3)	89.33	48	48
Suez Nov Invest - 16, rue de la Ville l'Evêque - 75008 Paris	C	160	43	100.00	200	200
SSIMI - 16, rue de la Ville l'Evêque - 75008 Paris	C	145	2	100.00	228	149
Ogelye - 16, rue de la Ville l'Evêque - 75008 Paris	C	0.04	(25)	99.77	121	121
Ondeo - Parc de l'Ile - 15/17, rue du Port - 92000 Nanterre	C	4,514	341	100.00	4,845	4,845
SUEZ Finance LP - Nalco Center - Naperville - Illinois 60563 1198 - Usa	C	80	1	99.90	85	85
Fided - 16, rue de la Ville l'Evêque - 75008 Paris	C	245	468	100.00	451	451
Dumez - 32, avenue Pablo Picasso - 92000 Nanterre	C	123	85	100.00	346	208
Frabepar - rue Blanche 27 - 1050 Bruxelles - Belgique	C	4	493	100.00	456	456
Société Générale de Belgique - rue Royale 30 - 1000 Bruxelles - Belgique	C	2,323	13,569	93.83	14,043	14,043
Sopranor - 16, rue de la Ville l'Evêque - 75008 Paris	C	0.10	71	99.90	290	71
SI Finances - 68, rue du Faubourg Saint-Honoré - 75008 Paris	C	120	263	100.00	519	519
Gie SUEZ Alliance - 16, rue de la Ville l'Evêque - 75008 Paris	C	100	-	58.00	58	58
SUEZ Lyonnaise Télécom - 20, place des Vins de France - 75012 Paris	C	470	1,808	50.10	1,154	1,154
Genfina - rue Royale 30 - 1000 Bruxelles - Belgique	C	151	784	100.00	950	950
Aguas Provinciales de Santa Fe - calle 9 de Julio - Santa Fe - Argentine	C	60	10	51.69	37	0

C = consolidated company.

* Before appropriation of net income for the year, but including investment subsidies, additional paid-in capital and tax-driven reserves.

1. The figures recorded in these columns are in EUR millions, including figures relating to foreign subsidiaries.

Outstanding loans and advances granted by the Company	Guarantees given by the Company	Revenues: year preceding most recent fiscal year	Revenues: most recent fiscal year	Net income (loss): year preceding most recent fiscal year	Net income (loss): most recent fiscal year	Dividends received by the Company during the year	Comments
		31	33	76	58	41	
8		29	32	-	(9)		
		-	-	1	2	1	
		17	31	(1)	7	-	
		-	-	(33)	(25)	-	
1,291		-	14	(14)	24	-	
	1,222	-	-	-	(2)	-	in USD millions
		-	-	517	11	97	
		-	-	46	48	33	
		-	-	25	91	19	
	208	2	3	515	1,982	1,391	
		-	-	79	-	82	
20		1	-	49	(9)	-	
	-	-	-	-	-	-	
291	509	1	16	(3)	(3)	-	
	122	-	-	14	793	-	
	79	96	104	6	5	1	in ARS millions

SUBSIDIARIES AND INVESTMENTS AS OF DECEMBER 31, 2001

In EUR millions (unless indicated otherwise)		Share Capital	Reserves and retained earnings*	% share capital	Book value of investment	
					Gross	Net
II. Investments						
(10% to 50% of the share capital held by SUEZ)						
Coficem - 6, avenue d'Iéna - 75016 Paris	C	59	71	22.00	229	150
Métropole Télévision - 89, avenue Charles-de-Gaulle - 92200 Neuilly s/Seine cedex	C	53	434	37.34	314	314
Aguas Argentinas - Reconquite 823 CP - 1003 Buenos Aires - Argentine	C	209	132	39.94	143	143

B - Summary information on other subsidiaries and investments

I. Subsidiaries not included in paragraph A		
a) French - all	13	6
b) Foreign - all	44	26
II. Investments not included in paragraph A		
a) French - all	801	510
b) Foreign - all	73	59

C = consolidated company.

* Before appropriation of net income for the year, but including investment subsidies, additional paid-in capital and tax-driven reserves.

1. The figures recorded in these columns are in EUR millions, including figures relating to foreign subsidiaries.

Outstanding loans and advances granted by the Company	Guarantees given by the Company	Revenues: year preceding most recent fiscal year	Revenues: most recent fiscal year	Net income (loss): year preceding most recent fiscal year	Net income (loss): most recent fiscal year	Dividends received by the Company during the year	Comments
	-	-	-	25	7	0.5	
	-	554	569	155	142	25	
	270	532	608	85	76	11	in ARS millions
19	3,455					1	
30	50					3	
2						4	
35	70					2	

TOTAL AND PARTIAL DISPOSALS, WHETHER REQUIRING DISCLOSURE OF SHAREHOLDER INTERESTS OR NOT

In EUR Company	% interest 12.31.00	% interest 12.31.01	Reclassification within the Group	Disposal outside the Group	Book value of investment as of 12.31.2001 Gross	Net	Activity sector
SUBSIDIARIES (OVER 50% OF THE SHARE CAPITAL)							
Ineo	100.00	0.00	X		0.00	0.00	Industrial & financial
Delattre-Levivier	95.00	0.00	X		0.00	0.00	Industrial & financial
Entrepose	100.00	0.00	X		0.00	0.00	Industrial & financial
SUEZ Finance LP	100.00	99.95	X		85,402,170.61	85,402,170.61	Industrial & financial
GEPSA	99.98	0.00	X		0.00	0.00	Industrial & financial
GDI	100.00	0.00	dissolution		0.00	0.00	Communications
Entreprise Industrielle	77.40	0.00	X		0.00	0.00	Industrial & financial
Financière Foncière et Forestière	100.00	0.00	X		0.00	0.00	Industrial & financial
Auxipar	100.00	0.00	X		0.00	0.00	Communications
Lyonnaise Communication	80.75	0.00	X		0.00	0.00	Communications
SUEZ Lyonnaise Telecom	99.99	50.10		restructuring	1,153,756,647.29	1,153,756,647.29	Communications
INVESTMENTS (OVER ONE-THIRD OF THE SHARE CAPITAL)					-	-	
INVESTMENTS (OVER 20% OF THE SHARE CAPITAL)							
Aquasystems	32.60	20.87		X	917,997.37	917,997.37	Water
INVESTMENTS (OVER 10% OF THE SHARE CAPITAL)							
Weeping Willow	13.35	0.00	dissolution		-	-	Industrial & financial

ACQUISITIONS OF NEW SUBSIDIARIES AND INVESTMENTS, WHETHER REQUIRING DISCLOSURE OF SHAREHOLDER INTERESTS OR NOT

In EUR Company	% interest 12.31.00	% interest 12.31.01	Reclassification within the Group	Acquisition outside the Group	Book value of investment as of 12.31.2001 Gross	Book value of investment as of 12.31.2001 Net	Activity sector
SUBSIDIARIES (OVER 50% OF SHARE CAPITAL)							
Paris Première	58.24	89.33	subscription	X	48,089,952.96	48,089,952.96	Communications
GIE SUEZ Alliance	0.00	58.00	incorporation		58,000,000.00	58,000,000.00	Industrial & financial
FIDED	90.11	100.00	X		450,594,549.74	450,594,549.74	Industrial & financial
SCALE	60.00	70.00		X	10,678.29	10,678.29	Industrial & financial
FLIPAREC	0.00	100.00	incorporation		50,000.00	50,000.00	Industrial & financial
GENFINA	0.00	100.00	X		949,559,912.38	949,559,912.38	Industrial & financial
INVESTMENTS (OVER ONE-THIRD OF THE SHARE CAPITAL)							
Métropole Télévision	36.73	37.34		X	314,093,910.17	314,093,910.17	Communications
Aguas de Cordobesas	37.45	39.27		X	11,612,007.50	11,612,007.50	Water
INVESTMENTS (OVER 20% OF THE SHARE CAPITAL)							
Bayard SUEZ TV	0.00	20.00		subscription	306,000.00	306,000.00	Communications
INVESTMENTS (OVER 10% OF THE SHARE CAPITAL)							
SUEZ Industrial Solutions	0.00	10.00	incorporation		504,960.00	504,960.00	Industrial & financial
FirstMark Communications France	18.00	19.00		X	3,133,605.87	0.00	Communications

COMPANY FIVE-YEAR FINANCIAL SUMMARY

In EUR	2001	2000	1999	1998	1997
I) SHAREHOLDERS' EQUITY AT THE YEAR END					
Share capital (in EUR)	2,052,561,930	2,042,657,170	1,984,293,060	1,351,622,777.1	1,154,671,162.9
• capital called	2,042,795,518	2,032,619,270			
• capital not called	9,766,412	10,037,900			
Number of ordinary shares outstanding [1]	1,026,280,965	204,265,717	198,429,306	147,767,737	126,235,772
Maximum number of shares that may be created by:					
conversion of convertible bonds [2]	13,753,025	3,207,925	5,516,424	9,368,899	9,586,000
exercise of stock subscription options [3]	28,521,785	3,362,250	1,683,070	2,060,658	2,492,585
exercise of Northumbrian equity warrants [4]	0	318,063	497,199	976,513	976,513
II) INCOME FOR THE YEAR (IN EUR MILLIONS)					
Revenues [5]	2,084.8	2,341.3	2,070.0	1,803.3	1,799.8
Net income before tax, employee profit-sharing, depreciation, amortization and provisions	2,590.3	1,242.2	1,315.0	937.7	520.6
Income tax charge/(credit)	(217.3)	(97.9)	68.8	(106.4)	(197.7)
Employee profit-sharing	1.8	8.1	4.3	5.5	5.3
Net income after tax, employee profit-sharing, depreciation, amortization and provisions	2,283.3	1,161.4	1,153.4	691.2	338.0
Dividend distribution [6]	1,032.3	944.1	843.8	527.0	369.2
III) PER SHARE DATA (IN EUR) [7]					
Net income after tax and employee profit-sharing, but before depreciation, amortization and provisions	2.7	6.5	6.6	7.0	5.6
Net income after tax, employee profit-sharing, depreciation, amortization and provisions	2.2	5.7	5.8	4.7	2.7
Net dividend per share	0.71 [8]	3.3	3.0	2.7	2.3
IV) EMPLOYEES					
Average number of employees during the year	369 [9]	5,663	5,434	5,494	5,503
Total payroll for the year (in EUR millions)	37.2	213.7	196.2	187.7	187.7
Employee social security and welfare payments (in EUR millions)	19.8	116.3	111.6	106.1	102.6

1. After the 5 for 1 share split.
2. Following the issue in 1996 of 6,634,616 convertible bonds and based on the current conversion parity of 5 shares for 1 bond, there remain as of 12.31.2001 2,750,605 bonds outstanding conferring entitlement to 13,753,025 shares.
3. Stock subscription options granted to Group employees.
4. Following the issue in 1996 by Northumbrian of 69,937,105 shares, each with one SUEZ equity warrant attached, where 35 warrants confer entitlement to subscribe for one share (all warrants had been exercised as of December 31, 2001).
5. Revenues include all financial income.
6. Before cancellation of dividends on treasury shares.
7. The figures for fiscal 1997 to 2000, after adjustment for the 5 for 1 share split, are as follows:

	2001	*2000*	*1999*	*1998*	*1997*
Net income after tax and employee profit-sharing, but before depreciation, amortization and provisions	*2.7*	*1.3*	*1.32*	*1.4*	*1.1*
Net income after tax, employee profit-sharing, depreciation, amortization and provisions	*2.2*	*1.1*	*1.2*	*0.9*	*0.5*
Net dividend per share	*0.71*	*0.66*	*0.60*	*0.54*	*0.46*

8. 4,883,206 shares subscribed, but not fully paid up, by employees under the Spring Multiple savings plan are only entitled to the additional dividend of EUR 0.61.
9. Excluding France Water division employees transferred in May 2001 with retroactive effect from January 1, 2001.

TAX INFORMATION ON THE COMPANY FINANCIAL STATEMENTS

Year ended December 31, 2001	In EUR
Total expenses disallowed for tax purposes (Article 39-4 of the French General Tax Code)	35,531.5
Total Directors' fees disallowed for tax purposes (Article 210 sexies of the French General Tax Code)	3,953.0
Total expenses detailed on the general expenses special schedule	
(Article 223 quinquies of the French General Tax Code)	
- Compensation and other expenses relating to the highest paid employees	7,896,642.2
- Gifts and entertainment expenses	4,882,825.8
- Total above expenses disallowed for tax purposes	nil

EMPLOYEE INFORMATION

A copy of the Employee report required under Article L. 438-1 of the French Labor Code can be obtained by shareholders by simple request.

AUDITORS' REPORT ON THE FINANCIAL STATEMENTS
Year ended December 31, 2001

To the Shareholders of SUEZ ,

In accordance with our appointment as auditors by your Annual General Meetings, we hereby report to you for the year ended December 31, 2001 on:

• the audit of the accompanying financial statements of SUEZ SA;

• the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

1. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as of December 31, 2001 and the results of its operations for the year then ended in accordance with French accounting regulations.

2. SPECIFIC PROCEDURES AND DISCLOSURES

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the Board of Directors' report and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the Management Report contains the appropriate disclosures as to the acquisition of participating and controlling interests and to the percentage interests and votes held by shareholders.

(This is a free translation of the original French text for information purposes only.)

Neuilly-sur-Seine and Paris, March 13, 2002

The Statutory Auditors

Barbier Frinault & Autres Andersen	Deloitte Touche Tohmatsu - Audit
Christian Chochon	Jean-Paul Picard

SPECIAL STATUTORY AUDITORS' REPORT ON REGULATED AGREEMENTS

Fiscal year ended December 31, 2001

To the Shareholders of SUEZ,

In our capacity as Statutory Auditors of your company, we hereby present our report on regulated agreements.

Pursuant to Articles L. 225-88 and L. 225-40 of the French commercial code, we have been informed of the agreements which were subject to the prior approval of your Supervisory Board and your Board of Directors.

Our engagement does not involve seeking out the possible existence of any other such agreements but consists in informing you, on the basis of the information provided to us, of the essential characteristics and terms and conditions of those agreements brought to our attention, without having to express an opinion on their usefulness or appropriateness. Pursuant to Articles 117 and 92 of the Decree of March 23, 1967, it is your responsibility to assess the interest for the company of concluding these agreements with a view to their approval.

We have carried out our work according to the standards of the profession; these standards involve the implementation of the procedures required in order to verify that the information supplied to us is consistent with the source documents from which it was taken.

AGREEMENTS ENTERED INTO DURING THE PERIOD

With Société Générale de Belgique

(Persons concerned at the time the agreement was approved: Mr. Jean Gandois and Mr. Etienne Davignon, members of the Supervisory Board and Mr. Gérard Mestrallet, Mr. Philippe Brongniart, Mr. François Jaclot, Mr. Jean-Pierre Hansen and Mr. Yves-Thibault de Silguy, members of the Executive Committee)

At its meeting of January 10, 2001, your Supervisory Board authorized the agreement entered into between your company and Société Générale de Belgique within the scope of the issue by your company of a bond loan at a rate of 2.50%, with an option of exchange for shares in Umicore (held by Société Générale de Belgique). The principal of the bond loan is EUR 247 million.

- Société Générale de Belgique undertakes to sell its shares in Umicore to your company at the market price (average of the closing stock market price for the last ten days of trading) plus 1% upon a simple written request from your company or its duly authorized representatives, and to authorize the sale of the other assets received in replacement of shares at the time of the transactions giving rise to an adjustment in the exchange ratio of the bonds;
- Société Générale de Belgique also undertakes to systematically inform your company of any transaction liable to affect the capital of Umicore;
- Finally, your company undertakes to acquire from Société Générale de Belgique its shares in Umicore and, where applicable, the other assets received at the time of transactions affecting the capital of Umicore.

(Persons concerned: Mr. Gérard Mestrallet, Mr. Etienne Davignon, Mr. Jean Gandois, Mr. Philippe Brongniart and Mr. François Jaclot, members of the Board of Directors)

- At its meeting of September 12, 2001, your Board of Directors authorized the sale of 462,422 shares in Tractebel purchased in February 2001, to Société Générale de Belgique. These shares were sold for EUR 78.3 million (sale price of EUR 169.35 per share);
- At its meeting of November 28, 2001, your Board of Directors authorized the purchase from Société Générale de Belgique of:
  - 6,100 shares in Genfina for EUR 949.5 million;
  - 2,083,435 shares in SUEZ for EUR 69.1 million.

With FirstMark Communications Europe (FMCE)

(Person concerned at the time the agreement was approved: Mr. François Jaclot, member of the Executive Committee)

- In the context of the reorganization of the shareholding structure of FirstMark Communications Europe, at its meeting of March 14, 2001 your Supervisory Board authorized the purchase from FirstMark Communications Europe or its subsidiary, FirstMark Communications Netherlands BV (FMCN), of shares in FirstMark Communications France (FMCF), representing 1% of the share capital of FMCF for a price of EUR 3.9 million.
- In addition, in the context of this reorganization of the shareholding structure of FMCE, two special-purpose vehicles (financed by your company) acquired shares in FMCF for an amount of EUR 228.2 million. The shareholders of these special-purpose vehicles (FMCN, the Dutch subsidiary of FMCE on the one hand, and the French shareholders on the other hand) granted to your company a promise to sell 100% of the share capital of the special-purpose vehicles which may be exercised at any time (over a period of four years, for a price equal to the par value of the



shares, i.e. EUR 40 000 per special-purpose vehicle). FMCE guarantees your company with regard to the commitments made by its subsidiary FMCN pursuant to this promise to sell.

With FirstMark Communications France (FMCF)

(Person concerned at the time the agreement was approved: Mr. François Jaclot, member of the Executive Committee)

- In the context of the reorganization of the shareholding structure of FirstMark Communications Europe, at its meeting of March 14, 2001 your Supervisory Board approved a new shareholders' agreement pursuant to which your company undertakes to provide FMCF with the equity required to finance its projected business plan (EUR 300 million) in proportion to its share in the capital.
- Furthermore, during the same meeting your Supervisory Board authorized the implementation of new current account agreements.

With Lyonnaise des Eaux France

(Person concerned: Mr. Philippe Brongniart, member of the Board of Directors)

In the context of the spin-off of the Water business to a subsidiary, at its meeting of May 4, 2001 your Board of Directors authorized the contribution by your company to Lyonnaise des Eaux France of assets and liabilities making up the water management and water treatment business in Metropolitan France and in the DOM-TOM (French overseas departments and territories).

In consideration for this contribution, Lyonnaise des Eaux France increased its capital by EUR 86 million.

With Ondeo

(Persons concerned: Mr. Gérard Mestrallet, Mr. Philippe Brongniart and Mr. François Jaclot, members of the Board of Directors)

- In the context of the spin-off of the Water business to a subsidiary, at its meetings of May 4, 2001 and November 28, 2001, your Board of Directors authorized two contributions of shares in Ondeo Services to Ondeo.

These shares were received in consideration of the contributions made by your company to Ondeo Services (formerly Lyonnaise des Eaux) of its shares in Lyonnaise des Eaux France, foreign equity interests which could be transferred, as well as the contracts and assets and liabilities attached to such shares.

These contributions were made after authorization of the transfer by the competent authorities granting the concessions.

The overall net book value of the contributions amounts to EUR 214.4 million.

- As of December 31, 2000, an interest-free shareholder advance was granted to Ondeo for an amount of USD 1,552 million, with a view to capitalization at a later date.

This advance consisted of the following:

- USD 652 million relating to the acquisition of UWR,
- USD 400 million relating to the financing of the acquisition of Ondeo Nalco,
- a further USD 500 million, set aside for the packaging business.

At its meeting of November 28, 2001, your Board of Directors authorized the capitalization of the USD 500 million advance. Taking account of exchange rate fluctuations, the amount of the capitalization was EUR 550 million.

During the same meeting, your Board of Directors authorized the continuance of the non-capitalized portion of the advance (USD 1,052 million). This continuance became effective as from December 31, 2001, and is valid until December 31, 2003.

With SITA

(Persons concerned: Mr. Philippe Brongniart and François Jaclot, members of the Board of Directors)

In the context of the recentering of the Waste services of the SUEZ Group around SITA, at its meeting of May 4, 2001 your Board of Directors authorized the acquisition by your company of the Waste services of the Fabricom Group and the contribution-in-kind to be made of said business to SITA for an amount of EUR 1,010.3 million.

This transaction has no impact on the financial statements of your company for 2001.

With Elyo

(Person concerned: Mr. Philippe Brongniart, member of the Board of Directors)

At its meeting of July 4, 2001, your Board of Directors authorized the sale to Elyo of 100% of the share capital of GEPSA for EUR 3.0 million.

Normal warranties relating in particular to GEPSA's tax and social security situation were made within the scope of this sale.

Elyo counter-guarantees your company in respect of the surety it granted in favor of the French Ministry of Justice, in the context of the concession agreement entered into by GEPSA.

With Ondeo Nalco

(Persons concerned: Mr. Philippe Brongniart and Mr. François Jaclot, members of the Board of Directors)

Starting December 31, 2001, Ondeo Nalco has carried out a securitization of its receivables with Credit Suisse First Boston. A clause providing for an unlimited, irrevocable and unconditional guarantee is included within the scope of this transaction. In consideration therefore, Ondeo Nalco, whose obligations are covered by your company, has granted you a counter-guarantee for these same obligations.

At its meeting of November 28, 2001, your Board of Directors authorized this counter-guarantee.

With Elyo, Lyonnaise des Eaux France, Ondeo, SITA, SITA France and SUEZ Finance

(Persons concerned: Mr. Gérard Mestrallet, Mr. Philippe Brongniart, Mr. Etienne Davignon, Mr. Paul Desmarais Jr. and Mr. François Jaclot, members of the Board of Directors)

- At its meeting of July 4, 2001, your Board of Directors authorized the creation of a special-purpose financing vehicle, the EIG "SUEZ Alliance", and the membership by your company of this EIG
- During the same meeting, your Board of Directors validated the granting by your company of a guarantee to the other members of the EIG, which are subsidiaries of your company. Thus, your company, in its capacity as head of the Group, will stand as the ultimate guarantor in respect of the other members, for any debt paid by any of said members which does not correspond to its share in the EIG

With Cofixel

At its meeting of July 4, 2001, your Board of Directors authorized the sale by your company of Ineo, Entrepose et Delattre-Levivier to Cofixel (the French holding company of the Fabricom group). The overall sale price is EUR 276.9 million, which corresponds to the price your company paid the Groupe GTM for these subsidiaries in October 2000.

During this same meeting, your Board of Directors also authorized the granting of the following guarantees by your company:

- A profitability guarantee for 2001 and 2002 for a total amount of EUR 35 million maximum, concerning Entrepose et Delattre-Levivier;
- a certain number of other guarantees, for a total amount limited to EUR 40 million maximum, which must be implemented by December 31, 2005 at the latest, relating to all of the companies sold;
- a guarantee in the event that Ineo were to be held liable in relation to the fire that occurred at the head office of Crédit Lyonnais, for an unlimited amount and an unlimited time period.

Furthermore, pursuant to the Decree of March 23, 1967, we have been informed that the following agreements, approved during previous financial period, continued to remain in force during the last fiscal year.

AGREEMENTS ENTERED INTO IN PAST FISCAL YEARS

With Electrabel

At its meeting of May 5, 2000, your Supervisory Board authorized the sale to Electrabel of the 45% interest your company holds in Aquinter, for a price of EUR 3.6 million.

The operation includes a seller's warranty of liabilities that is capped at EUR 0.9 million.

This agreement had no impact on the 2001 fiscal year.

With Société Générale de Belgique

At its meeting of July 5, 2000, your Supervisory Board authorized the Executive Committee to commit your company to buying from Société Générale de Belgique all or some of the 28 million shares it owns in Fortis (B). The transaction will be carried out on the basis of the market value of the shares plus 1%. This agreement aims to provide coverage for the bond loan that carries an option of exchange for Fortis (B) shares launched by your company in June 2000.

This agreement had no impact on the 2001 fiscal year.

With SITA

Your company holds a counter-guarantee from SITA for the guarantees given by your company to the Hong-Kong authorities in the framework of SITA's acquisition of the international business activities of Browning-Ferries Industries. This undertaking does not carry any indication of amount or period of validity.

Moreover, your company granted a guarantee in relation to the call for tenders for the NENT landfill; this is still in force.

These agreements had no impact on the 2001 fiscal year.

With the Caisse Nationale de Crédit Agricole

Your company granted a seller's warranty of liabilities to the Caisse Nationale de Crédit Agricole within the framework of a sale of the majority controlling interest of the Banque Indosuez to the Caisse Nationale. No payment was made in respect of this guarantee, which was limited to 24% of the sale price, for the 2001 fiscal year.

With Findim (formerly Crédisuez)

The joint and several surety given by your company to the buyer of ISM SA in payment for all of the amounts owed by Findim is still in force. It concerns the implementation of warranties granted within the framework of the sale of ISM SA, i.e., a seller's warranty of assets and liabilities for the portion that is capped at 25% of the sale price, i.e., EUR 40.4 million. This warranty was valid for two years as from the closing date of the transaction, i.e., until September 30, 2000, with the exception of uncapped warranties of the tax and social security liabilities, which are valid until the expiration of the legal limitation period.

Moreover, the joint and several surety covering all of Findim's undertakings within the framework of the sale of the Banque La Hénin is still in force. This guarantee was valid until the end of

2001, with the exception of uncapped warranties with respect to tax and social security liabilities, which are valid until the expiration of the legal limitation period.
These agreements had no impact on the 2001 fiscal year.

With Ondeo Degrémont and Northumbrian Water Group
The guarantee and counter-guarantee given within the framework of the joint offer made by Northumbrian Water Group and Ondeo Degrémont for a contract to operate a waste water treatment plant are still in force.
This agreement had no impact on the 2001 fiscal year.

With Dumez
In 2001, your company collected a reimbursement of EUR 29.7 million pursuant to a return to profit clause agreed upon when your company granted a cancellation of debt to Dumez in 1992. Following this payment, the debt was paid off in full.

With Elyo
The performance guarantee granted by your company in favor of Elyo, relating to the construction and operation of a household waste incineration plant in Rillieux-la Pape, is still in force. This agreement will expire on June 30, 2019.

With Lyonnaise Europe
As of December 31, 2001, your company guaranteed the Loan Notes issued by Lyonnaise Europe for an amount of GBP 3.71 million.
These Loan Notes were repaid in full during the 2001 fiscal year, thus terminating the guarantee given by your company. This agreement had no impact on the 2001 fiscal year.

With Lyonnaise Deutschland
The receivable held on Lyonnaise Deutschland (amounting to EUR 19.9 million as of December 31, 2001), as well as the interest accrued or to accrue, is considered a debt of the lowest priority for which payment by Lyonnaise Deutschland will be subordinated to the company's return to profit or to a liquidating dividend being recorded.

With Compagnie Foncière Internationale (CFI)
Within the framework of the commitments undertaken by CFI vis-à-vis its personnel in July 1994,
the retirement gratuities with regard to CFI personnel transferred to Unibail (until September 30, 2004) were guaranteed by the Compagnie de Suez and were assumed by your company at the time of the merger.
This agreement had no impact on the 2001 fiscal year.

With Findim and its direct and indirect subsidiaries
Following the decisions made concerning the grouping together of all of the real estate business activities of the Compagnie de Suez group within the Findim (formerly Crédisuez) group, value guarantees were granted by Compagnie de Suez to Réaumur Participation and three of its subsidiaries (Savipar, Financière Astorg Saussaies and S.N.C. Partirel). The impacts of these guarantees on the 2001 fiscal year were as follows:

- your company's guarantees were implemented for a total amount of EUR 12.3 million;
- a provision for the full amount of the residual guarantee, which was EUR 6.2 million as of December 31, 2001, was recorded in the financial statements as of such date;
- Compagnie de Suez had made available in advance, as from July 1, 1996, the funds corresponding to the guarantees that had not been implemented as of that date. The funds thus transferred do not bear any interest;
- Compagnie de Suez had granted to three banks first demand guarantees relating to three loans taken out by Crédisuez for a total amount of EUR 243.9 million. Taking into account the accelerated repayments made during the fiscal year, the residual guarantee amounted to EUR 12.2 million as of December 31, 2001. These guarantees are non-interest bearing.

Compagnie de Suez had authorized the granting of a joint and several surety, in favor of the group buying the Société de Crédit à l'Habitation, for a period of 10 years, i.e., until April 2007, and limited to the guarantee relating to potential obligations, facts or risks that could affect the management of debts, which have, for the most part, been extinguished, of the activities contributed by Banque La Hénin and Banque Monod to the company sold.
These agreements had no impact on the 2001 fiscal year.

(This is a free translation of the original French text for information purposes only.)

Neuilly-sur-Seine, March 13, 2002
The Statutory Auditors

Barbier Frinault & autres
Christian Chochon

Deloitte Touche Tohmatsu-Audit
Jean-Paul Picard

Design: LES EDITIONS STRATÉGIQUES, Publicis Consultants·Ecocom. Publishing: Publicis Consultants·Ecocom. © 2002.

SUEZ

A Public Limited Company with a share capital of 2,052,561,930 euros
Corporate headquarters: 16, rue de la Ville-l'Evêque, 75008 Paris - France
+33 (0)1 40 06 64 00
www.suez.com
Paris Register of Commerce: 542 062 559
VAT FR 52 542 062 559



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : April 24, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.